

17010585

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Hungary
Exact name of registrant as specified in charter

0000889414
Registrant CIK Number

Exhibit C-1 to Form 18K for fiscal year ended December 31, 2016
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-49294-01
SEC file number, if available

S - __________ ____________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C - __________ ____________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2016
Report period (if applicable)

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

Rule 201 (Temporary Hardship Exemption)

Rule 202 (Continuing Hardship Exemption)

X Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereto duly authorized, in Budapest, Hungary on October 26, 2017.

HUNGARY



By: Name: György János Barcza
Title: Chief Executive Officer of Government Debt Management Agency private Company Limited Shares as attorney


GOVERNMENT DEBT MANAGEMENT AGENCY
PRIVATE COMPANY LIMITED BY SHARES
A • K • K
7.

Exhibit Index on Page 3

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C-1 to Hungary's Annual Report on Form 18-K for the year ended December 31, 2016 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C-1 Copy of the 2018 Annual Budget of Hungary.

EXHIBIT C-1



MAGYAR KÖZLÖNY

100. szám

MAGYARORSZÁG HIVATALOS LAPJA
2017. június 27., kedd

Tartalomjegyzék

1. melléklet a 2017. évi XCIX. törvényhez

A Kötv. 2. melléklet I. Kiemelt nemzeti emlékhely pontja helyébe a következő rendelkezés lép:

„I. Kiemelt nemzeti emlékhely

	A	B
	A kiemelt nemzeti emlékhely megnevezése	A kiemelt nemzeti emlékhely lehatárolása
1.	Az Országház és környéke	Budapest V. kerület 1. Kossuth Lajos tér 1–3. szám alatti, 24894 helyrajzi számon nyilvántartott Országház, 2. Kossuth Lajos tér (24893 helyrajzi szám), 3. Kossuth Lajos tér 11. szám alatti, 24891 helyrajzi számon nyilvántartott ingatlan, 4. Kossuth Lajos tér 12. szám alatti, 24898 helyrajzi számon nyilvántartott ingatlan, 5. id. Antall József rakpart (24897/4 helyrajzi szám), 6. Vértanúk tere (24834/1 helyrajzi szám).

"

2017. évi C. törvény
Magyarország 2018. évi központi költségvetéséről*

Az Országgyűlés az Alaptörvény 36. cikk (1) bekezdése alapján Magyarország 2018. évi központi költségvetéséről a következő törvényt alkotja:

I. FEJEZET
A KÖZPONTI ALRENDSZER KIADÁSAINAK ÉS BEVÉTELEINEK FŐÖSSZEGE, A HIÁNY ÉS AZ ÁLLAMADÓSSÁG ÉRTÉKE

1. Az államháztartás központi alrendszerének egyenlege és főösszegei

1. § (1) Az Országgyűlés az államháztartás központi alrendszerének (a továbbiakban: központi alrendszer) 2018. évi
a) bevételi főösszegét 18 751 458,2 millió forintban,
b) kiadási főösszegét 20 112 108,4 millió forintban,
c) hiányát 1 360 650,2 millió forintban
állapítja meg.

(2) Az (1) bekezdésben meghatározott bevételi és kiadási főösszegeken belül az Országgyűlés a hazai működési költségvetés 2018. évi
a) bevételi főösszegét 15 894 506,4 millió forintban,
b) kiadási főösszegét 15 894 506,4 millió forintban,
c) egyenlegét 0,0 millió forintban
állapítja meg.

(3) Az (1) bekezdésben meghatározott bevételi és kiadási főösszegeken belül az Országgyűlés a hazai felhalmozási költségvetés 2018. évi
a) bevételi főösszegét 942 681,0 millió forintban,
b) kiadási főösszegét 1 799 959,0 millió forintban,
c) hiányát 857 278,0 millió forintban
állapítja meg.

(4) Az (1) bekezdésben meghatározott bevételi és kiadási főösszegeken belül az Országgyűlés az európai uniós fejlesztési költségvetés 2018. évi
a) bevételi főösszegét 1 914 270,8 millió forintban,
b) kiadási főösszegét 2 417 643,0 millió forintban,

---

* A törvényt az Országgyűlés a 2017. június 15-i ülésnapján fogadta el.

c) hiányát 503 372,2 millió forintban

állapítja meg.

2. § Az 1. §-ban meghatározott bevételi és kiadási főösszegeknek a fejezetek, címek, alcímek, jogcímcsoportok, jogcímek szerinti részletezését az 1. melléklet tartalmazza.

2. Az államadósság értéke

3. § (1) A Magyarország gazdasági stabilitásáról szóló 2011. évi CXCIV. törvény (a továbbiakban: Gst.) 4. § (1) bekezdése alapján az államháztartás 2018. december 31-ére tervezett adóssága 309,3 forint/euró, 289,0 forint/svájci frank és 286,4 forint/amerikai dollár árfolyam mellett 28 358,7 milliárd forint.

(2) 2018. december 31-én az államadósság-mutató

a) számlálójának a Gst. 2. § (1) bekezdés a) pontja szerinti várható összege 28 043,6 milliárd forint,

b) nevezőjének a Gst. 2. § (1) bekezdés b) pontja szerinti várható összege 40 352,7 milliárd forint.

(3) Az államadósság-mutatónak a (2) bekezdés alapján 2018. december 31-ére tervezett mértéke 69,5%.

(4) Az Országgyűlés megállapítja, hogy az államadósság-mutató (3) bekezdés szerinti mértéke a 2017. év utolsó napján várható 71,4%-hoz képest az Alaptörvény 36. cikk (5) bekezdésében meghatározott államadósság-mutató csökkenése követelményének eleget tesz.

II. FEJEZET
A KÖZPONTI ALRENDSZER EGYES ELŐIRÁNYZATAINAK MEGÁLLAPÍTÁSÁVAL, TELJESÍTÉSÉVEL ÉS FELHASZNÁLÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

3. A központi alrendszer tartalék-előirányzatai

4. § (1) Céltartalék szolgál a XI. Miniszterelnökség fejezet, 32. cím, 3. alcím, 1. Közszférában foglalkoztatottak bérkompenzációja jogcímcsoporton a költségvetési szerveknél és a nevelési-oktatási, felsőoktatási, egészségügyi, karitatív, szociális, család-, gyermek- és ifjúságvédelmi, kulturális vagy sporttevékenységet önmaga vagy intézménye útján ellátó egyházi jogi személynél foglalkoztatottak részére a 2018. évben – jogszabály alapján – járó többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetésére.

(2) Céltartalék szolgál a XI. Miniszterelnökség fejezet, 32. cím, 3. alcím, 2. Különféle kifizetések jogcímcsoporton

a) a prémiumévek programról és a különleges foglalkoztatási állományról szóló törvény szerinti munkáltatói kifizetésekre,

b) az Állami Számvevőszékről szóló 2011. évi LXVI. törvény 21. § (1) bekezdésében meghatározott számvevői illetményalap változása miatti személyi juttatás és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó növekményének kifizetésére,

c) a központi költségvetési szerveknél a feladatok változásával, a szervezetek, szervezetrendszerek korszerűsítésével, a feladatellátás ésszerűsítésével megvalósuló, kiadás- és költségvetési támogatás-megtakarítást eredményező létszámcsökkentésekhez kötődő személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetéseire.

(3) Céltartalék szolgál a XI. Miniszterelnökség fejezet, 32. cím, 3. alcím, 3. Ágazati életpályák és bérintézkedések jogcímcsoporton – jogszabály vagy kormányhatározat alapján járó – többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetésére.

(4) A költségvetési szerveknél és a nevelési-oktatási, felsőoktatási, egészségügyi, karitatív, szociális, család-, gyermek- és ifjúságvédelmi, kulturális vagy sporttevékenységet önmaga vagy intézménye útján ellátó egyházi jogi személynél foglalkoztatott természetes személy és annak e körben foglalkoztatott házas- vagy élettársa a 2018. évi adó- és járulékváltozások ellentételezésének megállapításához a saját és házas- vagy élettársa munkáltatója részére is nyilatkozik – a kompenzáció összegének megállapítása érdekében – a családi kedvezményre való jogosultságáról, az annak igénylése során figyelembe vehető kedvezményezett eltartottak számáról, adóazonosító jeléről, illetményéről és a jogviszonya keletkezésének időpontjáról. A nyilatkozatra vonatkozó további rendelkezéseket a Kormány rendeletben állapítja meg.

(5) Céltartalék szolgál a XI. Miniszterelnökség 32. cím, 3. alcím, 4. Hazai bölcsődefejlesztési program jogcímcsoporton a bölcsődei ellátást biztosító intézmények, szolgáltatások létrehozására, fejlesztésére.

4. Az állam vagyonával kapcsolatos rendelkezések

5. § (1) A Magyar Nemzeti Vagyonkezelő Zrt. hitel, kölcsön felvételére, kötvény kibocsátására, garancia és kezesség vállalására nem jogosult.

(2) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet kiadásai terhére történő, 1000,0 millió forint összeget elérő mértékű kötelezettségvállalásokat és – a központi alrendszer likviditási helyzetére figyelemmel – a kifizetések ütemezését az állami vagyon felügyeletéért felelős miniszter a rábízott vagyon vagyonkezelési tervének keretében hagyja jóvá.

(3) Az állami vagyonról szóló 2007. évi CVI. törvény

a) 28. § (4) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2018. évben 25,0 millió forint,

b) 33. § (2) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2018. évben 25,0 millió forint,

c) 35. § (2) bekezdés i) pontjában meghatározott egyedi bruttó forgalmi érték a 2018. évben 25,0 millió forint,

d) 36. § (4) bekezdésében meghatározott ingyenesen átruházható vagyontárgyak 2018. évi összesített bruttó forgalmi értéke – a (4) bekezdésben meghatározott kivétellel – 20 000,0 millió forint

lehet.

(4) Az állam javára megszerzett

a) a Nemzeti Eszközkezelő Zrt. vagyonkezelésébe átadott ingatlanok és

b) a PPP-konstrukcióban létrehozott sportlétesítmények

a (3) bekezdés d) pontjában foglalt keretszámra tekintet nélkül, ingyenesen önkormányzati tulajdonba adhatók.

(5) A nemzeti vagyonról szóló 2011. évi CXCVI. törvény

a) 11. § (6) bekezdésében meghatározott értékhatárt a 2018. évben 25,0 millió forint egyedi bruttó forgalmi érték,

b) 11. § (16) bekezdésében meghatározott értékhatárt a 2018. évben a hasznosítással érintett rész tekintetében 25,0 millió forint egyedi bruttó forgalmi érték,

c) 13. § (1) bekezdésében meghatározott értékhatárt a 2018. évben 25,0 millió forint egyedi bruttó forgalmi érték

képezi.

(6) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 1. alcím, 2. Nemzeti Eszközkezelő Zrt. vagyonkezelésében lévő ingatlanok értékesítési bevétele jogcímcsoporton és 5. Nemzeti Eszközkezelő Zrt. vagyonkezelésében lévő ingatlanok bérleti díja jogcímcsoporton elszámolt bevételek a 2018. évben a Kormány jóváhagyásával felhasználhatók a Nemzeti Eszközkezelő Zrt. jogszabályban meghatározott feladatellátásának finanszírozására. A Kormány határozatában legfeljebb a pénzforgalmilag teljesült hasznosítási és értékesítési bevételek mértékéig engedélyezheti a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet Nemzeti Eszközkezelő Zrt. feladatait finanszírozó kiadási előirányzatainak növelését.

(7) A Kormány irányítása alá tartozó központi költségvetési szerv feladatellátására feleslegessé nyilvánított, értékesítésre kijelölt, a Magyar Nemzeti Vagyonkezelő Zrt. rábízott állami vagyonába tartozó állami tulajdonú ingatlanok értékesítéséből származó – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben elszámolandó – bevételek államháztartásért felelős miniszter által jóváhagyott összege a 2018. évben a központi költségvetési szerv költségvetését tartalmazó költségvetési fejezet által finanszírozható felhalmozási kiadások teljesítésére használhatók fel. Az államháztartásért felelős miniszter ennek érdekében – legfeljebb a 2018. évben pénzforgalmilag teljesült értékesítési bevételek mértékéig – új kiadási előirányzat létrehozatalát és meglévő kiadási előirányzat növelését engedélyezheti e költségvetési fejezetben.

(8) Az Állami Egészségügyi Ellátó Központ tulajdonosi joggyakorlása alá tartozó ingatlanok (7) bekezdés szerinti értékesítése esetén a befolyó bevételeket, továbbá a tulajdonosi joggyakorlása alá tartozó vagyonnal kapcsolatos egyéb bevételeket a XX. Emberi Erőforrások Minisztériuma fejezet, 21. cím, 5. alcím, 1. Az Állami Egészségügyi Ellátó Központ tulajdonosi joggyakorlásával kapcsolatos bevételek jogcímcsoport előirányzaton belül kell elszámolni. E bevételek államháztartásért felelős miniszter által jóváhagyott összege a 2018. évben a XX. Emberi Erőforrások Minisztériuma fejezetből finanszírozható felhalmozási kiadások teljesítésére használható fel a (7) bekezdésben meghatározott módon.

(9) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 2. alcím, 2. jogcímcsoport, 3. A Magyar Nemzeti Filmalap Közhasznú Nonprofit Zrt. támogatása jogcím előirányzat tartalmazza a mozgóképről szóló

2004. évi II. törvény 9/A. § (2) bekezdése szerinti kiadást, amely előirányzat a hatoslottó szerencsejáték játékadója pénzforgalmilag teljesült összege 100%-ának mértékéig az államháztartásért felelős miniszter engedélyével túlléphető. A túllépés mértékének számítása során az előirányzat összegének megállapításakor nem vehető figyelembe az előirányzat javára év közben a Kormány döntésével biztosított többlet.

(10) A honvédelmi célra feleslegessé vált hadfelszerelések, haditechnikai eszközök és anyagok értékesítéséből származó bevételt a honvédelemért felelős miniszter a 2018. évben a Magyar Honvédség technikai modernizációjára, a technikai eszközök fenntartására és javítására, képesség- és hadfelszerelés fejlesztésre, illetve az értékesítési eljárások során felmerült kiadások fedezetére használhatja fel. A 2018. évben pénzforgalmilag teljesülő bevételt a XIII. Honvédelmi Minisztérium fejezet, 2. cím, 1. Honvéd Vezérkar közvetlen szervezetei alcím bevételeként kell elszámolni.

(11) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 3. alcím, 6. Felsőoktatási vagyongazdálkodási feladatok jogcímcsoport előirányzat a Kormány engedélyével 2018. szeptember 30. után túlléphető azzal, hogy ezen túllépés és a 19. § (3) bekezdésben foglalt tartalékösszeg-felhasználás együttes összegének figyelembevételével sem haladhatja meg az Európai Közösséget létrehozó szerződéshez csatolt, a túlzott hiány esetén követendő eljárásról szóló jegyzőkönyv alkalmazásáról szóló, 2009. május 25-ei 479/2009/EK tanácsi rendelet szerint benyújtott jelentésben (a továbbiakban: EDP jelentés) szereplő 2018. évre várható hiány (a továbbiakban: EDP-hiány) a GDP 2,4%-át.

6. § (1) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcímén szereplő kiadási előirányzat az e költségvetési fejezetben szereplő kiadási előirányzatok átcsoportosítás útján történő növelésére használható fel. A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcím kiadási előirányzatának felhasználásáról az állami vagyon felügyeletéért felelős miniszter és az államháztartásért felelős miniszter együttesen dönt.

(2) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet bevételi előirányzatainak a tervezettet meghaladó pénzforgalmi teljesítése esetén különösen indokolt esetben, a Kormány határozatában adott jóváhagyásával e költségvetési fejezetnek a Kormány határozatában megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékével – túlléphető, ha e költségvetési fejezet bevételei együttes összegénél nem jelentkezik bevétel-elmaradás.

(3) Az állami vagyon felügyeletéért felelős miniszter a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 1. Ingatlanokkal és ingóságokkal kapcsolatos kiadások alcím és a 2. Társaságokkal kapcsolatos kiadások alcím kiadási előirányzatain belül és a két alcím kiadási előirányzatai között átcsoportosíthat. Az átcsoportosítás mértéke – ide nem értve a (4) bekezdés szerinti átcsoportosítást – az egyes kiadási előirányzatokat érintően egyedileg és együttesen sem haladhatja meg a 4000,0 millió forintot és nem történhet olyan előirányzat terhére, amelynek teljesülése módosítás nélkül eltérhet az előirányzattól.

(4) Az állami vagyon felügyeletéért felelős miniszter a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet Nemzeti Eszközkezelő Zrt. feladatait finanszírozó kiadási előirányzatai között átcsoportosíthat.

(5) A frekvenciahasználati jogosultság értékesítéséből származó bevételt a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 3. Egyéb bevételek alcímen belül önálló jogcímcsoporton kell elszámolni.

7. § (1) A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcímén szereplő kiadási előirányzat az e költségvetési fejezetben szereplő kiadási előirányzatok átcsoportosítás útján történő növelésére használható fel. A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcím kiadási előirányzatának felhasználásáról az agrárpolitikáért felelős miniszter és az államháztartásért felelős miniszter együttesen dönt.

(2) A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet bevételi előirányzatainak a tervezettet meghaladó pénzforgalmi teljesítése esetén különösen indokolt esetben, a Kormány határozatában adott jóváhagyásával e költségvetési fejezetnek a Kormány határozatában megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékével – túlléphető, ha e költségvetési fejezet bevételei együttes összegénél nem jelentkezik bevétel-elmaradás.

8. § (1) Az állami tulajdonú gazdasági társaságok felett törvényben és miniszteri rendeletben kijelölt tulajdonosi jogok gyakorlására feljogosított szervezet által, e minőségében beszedett bevételeket és teljesített kiadásokat központi kezelésű előirányzatként kell megtervezni és elszámolni. A tulajdonosi joggyakorló szervezet az általa e minőségében a 2018. év során beszedett bevételeket előirányzat-módosítás nélkül is elszámolhatja, erről

a fejezetet irányító szervet és az államháztartásért felelős minisztert írásban tájékoztatni kell. A fejezetet irányító szerv e tulajdonosi joggyakorlói minőségben végrehajtandó kiadások teljesítése érdekében – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet kivételével – a fejezeten belül átcsoportosíthat és új központi kezelésű kiadási előirányzatot hozhat létre, erről az államháztartásért felelős minisztert írásban tájékoztatni kell.

(2) A XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 5. alcím, 1. Gazdasági Zöldítési Rendszer jogcímcsoport és a XVII. Nemzeti Fejlesztési Minisztérium fejezet, 20. cím, 35. alcím, 4. Zöldgazdaság Finanszírozási Rendszer jogcímcsoport előirányzatát a fejezetet irányító miniszter – az államháztartásról szóló 2011. évi CXCV. törvény (a továbbiakban: Áht.) 31. § (2b) bekezdése alapján – az üvegházhatású gázok közösségi kereskedelmi rendszerében és az erőfeszítés-megosztási határozat végrehajtásában történő részvételről szóló 2012. évi CCXVII. törvény (a továbbiakban: Ügkr. tv.) által létrehozott légiközlekedési kibocsátási egységek 2018. évi értékesítéséből az e törvényben megtervezetten felül pénzforgalmilag teljesült bevétel 50%-ával, továbbá az Ügkr. tv. hatálya alá tartozó kibocsátási egységek 2018. évi értékesítéséből pénzforgalmilag teljesült bevétel 25%-ával növelheti meg.

(3) A XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 5. alcím, 1. Gazdasági Zöldítési Rendszer jogcímcsoport és a XVII. Nemzeti Fejlesztési Minisztérium fejezet, 20. cím, 35. alcím, 7. Zöld Beruházási Rendszer végrehajtásának feladatai jogcímcsoport előirányzatát a fejezetet irányító miniszter – az Áht. 31. § (2b) bekezdése alapján – az ENSZ Éghajlatváltozási Keretegyezménye és annak Kiotói Jegyzőkönyve végrehajtási keretrendszeréről szóló 2007. évi LX. törvény (a továbbiakban: Éhvt.) alapján létrehozott kiotói egységek átruházásából pénzforgalmilag teljesült bevétel 50%-ával növelheti meg.

(4) Az államháztartásért felelős miniszter az Éhvt. alapján létrehozott kiotói egységek átruházásából befolyó bevételek elszámolására a XV. Nemzetgazdasági Minisztérium fejezet, 26. cím, 1. alcím, 1. Kibocsátási egységek értékesítéséből származó bevételek jogcímcsoporton belül új jogcímet hozhat létre.

(5) A fejlődő országok részére nyújtandó klímafinanszírozás kiadásait a (2) bekezdésben meghatározott – az Ügkr. tv. hatálya alá tartozó kibocsátási egységek 2018. évi értékesítéséből pénzforgalmilag teljesült bevételhez kötött mértékű – kiadási előirányzatok terhére kell teljesíteni.

5. Egyes költségvetési szervek befizetési kötelezettségei

9. § (1) A Magyar Bányászati és Földtani Szolgálat 467,2 millió forintot, a Nemzeti Fejlesztési Minisztérium igazgatása 25 768,6 millió forintot köteles a 2018. évben befizetni a bevételeiből a központi költségvetés részére, amelyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hónap 20. napja, a negyedik negyedévben december 10-e.

(2) Az Országos Atomenergia Hivatal 424,0 millió forintot köteles a 2018. évben befizetni a bevételeiből – az államháztartásért felelős miniszter által jóváhagyott ütemezési terv szerint – a központi költségvetés részére, amelyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hónap 20. napja, a negyedik negyedévben december 10-e.

(3) A Magyar Energetikai és Közmű-szabályozási Hivatal 2241,9 millió forintot köteles fizetni a bevételeiből a 2018. évben a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(4) A fővárosi és a megyei kormányhivatalok 1017,2 millió forintot kötelesek befizetni a bevételeikből a 2018. évben a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(5) A Szellemi Tulajdon Nemzeti Hivatala 80,5 millió forintot köteles fizetni a bevételeiből a 2018. évben a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(6) Ha az (1) bekezdésben meghatározott költségvetési szervek befizetési kötelezettségüknek nem tesznek eleget, a hiányzó összegre fejezeti tartalékot kell képezni, és a befizetést legkésőbb 2018. december 28-áig kell teljesíteni.

(7) A Kormány irányítása vagy felügyelete alá tartozó költségvetési szervek az irányadó öregségi nyugdíjkorhatárt betöltött és az öregségi teljes nyugdíjhoz szükséges szolgálati időt megszerzett közalkalmazotti vagy kormányzati szolgálati jogviszonyban állók jogviszonyának megszüntetéséből eredő kiadási megtakarításaikat – a 2018. évi költségvetésbe már beépült megtakarítások kivételével – kötelesek befizetni a Magyar Államkincstár „A zárolt álláshelyekhez kapcsolódó megtakarítások befizetései" megnevezésű, 10032000-01034286-00000000 számú számlájára, a központi költségvetés javára.

6. Az elkülönített állami pénzalapokkal összefüggő rendelkezések

10. § (1) A LXIII. Nemzeti Foglalkoztatási Alap fejezet, 8. Start-munkaprogram címen rendelkezésre álló előirányzat nyújt fedezetet a 2017. évben, illetve azt megelőző években az e címen keletkezett, 2018. évre áthúzódó kötelezettségvállalásokra is.

(2) Az Elektronikus Információszolgáltatás Nemzeti Program működtetésével kapcsolatos feladatokra a feladatot ellátó MTA Könyvtár és Információs Központ részére a LXII. Nemzeti Kutatási, Fejlesztési és Innovációs Alap fejezet, 1. Hazai innováció támogatása cím terhére 2018. évben 1950,0 millió forint támogatást kell biztosítani.

(3) A Nemzeti Kutatási, Fejlesztési és Innovációs Alap a 2018. évben a központi költségvetés javára összesen 13 250,0 millió forintot ad át a kutatás-fejlesztési tevékenység Nemzeti Kutatási, Fejlesztési és Innovációs Alapon kívüli finanszírozásához. A befizetési kötelezettséget negyedévente, az éves előirányzat 25%-ával kell teljesíteni.

(4) A Paksi Atomerőmű Zrt. 2018. évi befizetési kötelezettsége a Központi Nukleáris Pénzügyi Alapba 22 797,7 millió forint, amelyet havonta egyenlő részletekben köteles átutalni a Központi Nukleáris Pénzügyi Alap fizetési számlájára.

7. A Nyugdíjbiztosítási Alappal összefüggő rendelkezések

11. § (1) A LXXI. Nyugdíjbiztosítási Alap fejezetnél a 2. cím, 1. Nyugellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén méltányossági alapon megállapításra kerülő nyugellátásra 200,0 millió forint, méltányossági alapú nyugdíjemelésre 800,0 millió forint, egyszeri segélyre 600,0 millió forint használható fel.

(2) A szociál- és nyugdíjpolitikáért felelős miniszter a Nyugdíjbiztosítási Alap (a továbbiakban: Ny. Alap) kezelőjének javaslatára az (1) bekezdésben meghatározott méltányossági keretösszegek között átcsoportosíthat.

8. Az Egészségbiztosítási Alappal összefüggő rendelkezések

12. § (1) A Kormány a LXXII. Egészségbiztosítási Alap fejezetben kizárólag

a) a 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport, a 4. Gyógyszertámogatás jogcímcsoport és az 5. Gyógyászati segédeszköz támogatás jogcímcsoport között és

b) a 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport, 21. Gyógyító-megelőző ellátás céltartalék jogcímről a jogcímcsoport 1–18. jogcímére

csoportosíthat át.

(2) A Kormány a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport 1–18. jogcímei, 4. Gyógyszertámogatás jogcímcsoport 1. jogcíme, valamint 5. Gyógyászati segédeszköz támogatás jogcímcsoport 1. és 3. jogcímei előirányzatait megemelheti.

(3) A Kormány a 15. § (2) bekezdésében meghatározott keretösszeget is módosíthatja az (1) bekezdés b) pontjában foglalt átcsoportosítással, vagy a (2) bekezdés szerinti előirányzat-emeléssel.

13. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoporton belül az 1–20. jogcímek között, valamint az 5. Gyógyászati segédeszköz támogatás jogcímcsoporton belül a jogcímek között az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosíthat.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 8. Természetbeni ellátások céltartaléka jogcímcsoport előirányzatból a 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás, a 4. Gyógyszertámogatás, az 5. Gyógyászati segédeszköz támogatás jogcímcsoportok jogcímeire és a 7. jogcímcsoport, 3. Külföldön tervezett egészségügyi ellátások megtérítése jogcímre az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosíthat.

(3) Az egészségbiztosításért felelős miniszter a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcímcsoport, 1. Szerződések szerinti gyógyszergyártói és forgalmazói befizetések jogcím, valamint 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím előirányzaton elszámolt bevételek mértékéig a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 4. Gyógyszertámogatási céltartalék jogcímről a 2. cím, 3. alcím, 4. Gyógyszertámogatás jogcímcsoport 1. jogcímre átcsoportosíthat.

(4) Az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím

előirányzatát év közben megemelheti a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcímcsoport, 1. Szerződések szerinti gyógyszergyártói és forgalmazói befizetések jogcím, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím bevételi előirányzatán felül jelentkező többletbevétel összegével.

14. § A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. Természetbeni ellátások alcímen belül az időarányoshoz viszonyított évközi előirányzat-túllépést az 1. Gyógyító-megelőző ellátás jogcímcsoport, a 4. Gyógyszertámogatás jogcímcsoport, az 5. Gyógyászati segédeszköz támogatás jogcímcsoport, továbbá a 7. jogcímcsoport, 3. Külföldön tervezett egészségügyi ellátások megtérítése jogcím esetében az államháztartásért felelős miniszter engedélyezheti.

15. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport tartalmazza az Egészségbiztosítási Alapból (a továbbiakban: E. Alap) finanszírozott térítésmentesen vagy részleges térítés ellenében igénybe vehető egészségügyi szolgáltatásokat nyújtó egészségügyi szolgáltatók szerződésben meghatározott feladataira tárgyévben folyósítandó összeget.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport jogcímeinek előirányzatai együttesen 2000,0 millió forintot tartalmaznak az egészségügyi ellátórendszer fejlesztéséről szóló törvény és végrehajtási rendelete szerinti többletkapacitás-befogadások várható éves teljesítményének finanszírozására. A befogadásoktól eltérő, a jogcímcsoporton belüli jogcímek szerinti célra történő felhasználását a tényleges kiadások függvényében az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével engedélyezheti.

(3) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 5. Gyógyászati segédeszköz támogatás jogcímcsoport tartalmazza a Nemzeti Egészségbiztosítási Alapkezelő által a járóbeteg-szakellátás részére beszerzett gyógyászati segédeszközök kiadásait is.

(4) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzata tartalmazza az 1200,0 millió forint finanszírozási előlegre fordítható összeget.

16. § A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 2. Egészségbiztosítás pénzbeli ellátásai alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén táppénz, csecsemőgondozási díj és gyermekgondozási díj megállapítására együttesen 200,0 millió forint, rokkantsági, rehabilitációs ellátás megállapítására 150,0 millió forint, a 3. Természetbeni ellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén gyógyító-megelőző ellátásra 2611,3 millió forint, gyógyszertámogatásra 10 000,0 millió forint, gyógyászati segédeszköz támogatásra 2000,0 millió forint használható fel.

9. A központi alrendszer előirányzat-módosítási kötelezettség nélkül teljesülő kiadásai és bevételei

17. § Az 1. mellékletben meghatározott kiadási előirányzatok közül a 4. mellékletben meghatározott esetekben a teljesülés külön szabályozott módosítás nélkül is eltérhet az előirányzattól.

10. Az Országgyűlés kizárólagos hatásköre

18. § (1) Az Országgyűlés magának tartja fenn a jogot

a) az I. Országgyűlés fejezet, 8. Pártok támogatása cím és

b) az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása cím

előirányzatainak év közbeni megváltoztatására.

(2) Az Országgyűlés magának tartja fenn a jogot az I. Országgyűlés fejezet, 24. Nemzeti Választási Iroda cím előirányzatainak csökkentésére.

(3) Az Országgyűlés – az Áht. 30. § (3) bekezdése és 40. § (4) bekezdése szerinti esetek, valamint a fejezetet irányító szervek vezetőinek a költségvetési fejezetek között együttesen kezdeményezett előirányzat-átcsoportosítása kivételével – magának tartja fenn a jogot

a) az I. Országgyűlés fejezet, a II. Köztársasági Elnökség fejezet, a III. Alkotmánybíróság fejezet, a IV. Alapvető Jogok Biztosának Hivatala fejezet, az V. Állami Számvevőszék fejezet, a VI. Bíróságok fejezet, a VIII. Ügyészség fejezet, a XXX. Gazdasági Versenyhivatal fejezet, a XXXIII. Magyar Tudományos Akadémia fejezet és a XXXIV. Magyar Művészeti Akadémia fejezet kiadási és bevételi előirányzatai főösszegének,

b) a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 55. Egyházi célú központi költségvetési hozzájárulások alcím előirányzatai közül a 3. Egyházi alapintézmény-működés, SZJA rendelkezés és kiegészítése jogcímcsoport, a 4. Átadásra nem került ingatlanok utáni járadék jogcímcsoport, az 5. Kistelepülési és szórvány egyházi támogatások jogcímcsoporton belül az 1. Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka – Bevett egyházak jogcím, valamint a 4. Külhonban szolgálatot teljesítő egyházi személyek támogatása – Határon túli egyház és annak belső egyházi jogi személye jogcím előirányzatai

csökkentésére.

11. A Kormány, az államháztartásért felelős miniszter és a fejezetet irányító szervek vezetőjének különleges jogosítványai

19. § (1) Az önkormányzati és az állami feladatellátásban év közben bekövetkező változásokkal összefüggő, a Kormány irányítása alá tartozó fejezetek között előirányzat-átcsoportosításra

a) az államháztartás központi alrendszerébe tartozó szervek és a helyi önkormányzatok közötti feladat-, és intézmény átadás-átvétel esetén a Kormány jogosult,

b) a helyi önkormányzatok és a helyi önkormányzati körön kívüli közszolgáltatók – így különösen az egyházi jogi személy, a civil szervezet, az alapítvány, a közalapítvány, a nemzetiségi önkormányzat, a gazdasági társaság és a humánszolgáltatást alaptevékenységként végző, a személyi jövedelemadóról szóló 1995. évi CXVII. törvény (a továbbiakban: Szja tv.) hatálya alá tartozó egyéni vállalkozó – közötti, a 2. melléklet szerint támogatott feladat átadás-átvétele esetén az államháztartásért felelős miniszter előzetes egyetértésével az érintett fejezetet irányító szervek jogosultak.

(2) A XI. Miniszterelnökség fejezet, 32. cím, 2. Országvédelmi Alap alcím előirányzatából legfeljebb 30 000,0 millió forint az EDP jelentés 2018. március 31-ig történő benyújtását követően használható fel a (4) bekezdés figyelembevételével, amennyiben a benyújtott EDP jelentésben szereplő EDP-hiány – a felhasználni kívánt tartalékösszeg figyelembevételével – nem haladja meg a GDP 2,4%-át.

(3) A XI. Miniszterelnökség fejezet, 32. cím, 2. Országvédelmi Alap alcím előirányzatának a (2) bekezdésen felüli része az EDP jelentés 2018. szeptember 30-ig történő benyújtását követően használható fel a (4) bekezdés figyelembevételével, amennyiben a benyújtott EDP jelentésben szereplő EDP-hiány – a felhasználni kívánt tartalékösszeg figyelembevételével – nem haladja meg a GDP 2,4%-át.

(4) A (2) és (3) bekezdés szerinti összeg felhasználásáról a Kormány határozatban dönt, amelyet az államháztartásért felelős miniszter készít elő, ennek során bemutatja a Kormány számára

a) a 2018. évi gazdasági és költségvetési folyamatok,

b) a 2018. évre várható EDP-hiány és

c) a 2018. évre várható államadósság

alakulását, továbbá javaslatot tesz a kiadási előirányzat felhasználásának céljára és ütemezésére.

(5) A szakképzési hozzájárulásról és a képzés fejlesztésének támogatásáról szóló 2011. évi CLV. törvény 12. § j) pontja alapján a LXIII. Nemzeti Foglalkoztatási Alap fejezet, 2. Szakképzési és felnőttképzési támogatások cím előirányzata terhére év közben befizetést teljesíthet a központi költségvetés javára.

(6) A Kormány a kéményseprő-ipari közszolgáltatás helyi önkormányzat általi ellátásának támogatása érdekében határozatban dönt a XIV. Belügyminisztérium fejezet és a IX. Helyi önkormányzatok támogatásai fejezetek közötti átcsoportosításról.

(7) A Kormány a fejlesztési szükségletek alapján dönt a 4. § (5) bekezdése szerinti előirányzatból a IX. Helyi önkormányzatok támogatásai és a XX. Emberi Erőforrások Minisztériuma fejezetekbe történő átcsoportosításról.

20. § (1) Az államháztartásért felelős miniszter a 4. § (2) és (3) bekezdése szerinti előirányzatból más fejezetre, címre, alcímre, jogcímcsoportra, jogcímre, előirányzat-csoportra, kiemelt előirányzatra – felmérés alapján – átcsoportosíthat.

(2) Az államháztartásért felelős miniszter a XVI. Nemzeti Adó- és Vámhivatal fejezet, 1. Nemzeti Adó- és Vámhivatal cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzatát legfeljebb 5000,0 millió forinttal, a 2. Munkaadókat terhelő járulékok és szociális hozzájárulási adó kiemelt előirányzatát legfeljebb 1000,0 millió forinttal negyedévente megemelheti, ha az általa a negyedévet megelőzően – az első negyedév tekintetében január hónapban – meghatározott adónemek vonatkozásában teljesülnek az általa ezzel egyidőben meghatározott negyedéves bevételi tervek. A negyedik negyedévben ezen előirányzatok akkor is megemelhetőek, ha december 21-éig befolyt bevételek alapján megállapítható, hogy várhatóan teljesülni fog a negyedik negyedéves bevételi terv.

(3) Az Országgyűlés jóváhagyja, hogy az államháztartásért felelős miniszter az állam nevében kötelezettséget vállaljon a Nemzetközi Fejlesztési Társulás 18. alapfelöltéséről szóló határozatában szereplő 13,25 millió SDR magyar hozzájárulás kifizetésére. Az alapfeltöltést 2018–2026. között, nemzeti valutában kell teljesíteni.

(4) A kincstár a pénzügyi tranzakciós illeték megfizetése céljából az eredeti előirányzaton felüli, a pénzügyi tranzakciós illetékről szóló 2012. évi CXVI. törvény 7. § (4) bekezdés alapján keletkezett többletbevételeivel az államháztartásért felelős miniszter engedélye nélkül, saját hatáskörben megnövelheti a bevételi és kiadási előirányzatait.

21. § (1) A Köztársasági Elnöki Hivatal főigazgatója

a) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 1. Állami kitüntetések jogcímcsoport terhére átcsoportosíthat a II. Köztársasági Elnökség fejezet, 1. Köztársasági Elnöki Hivatal cím javára,

b) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 3. jogcímcsoport, 1. Államfői Protokoll kiadásai jogcím terhére átcsoportosíthat a II. Köztársasági Elnökség fejezet, 1. Köztársasági Elnöki Hivatal cím javára,

c) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 3. jogcímcsoport, 1. Államfői Protokoll kiadásai jogcím terhére a XVIII. Külgazdasági és Külügyminisztérium fejezet javára átcsoportosíthat, ha az államfői protokollal kapcsolatos feladatok ellátása érdekében szükséges,

d) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 3. jogcímcsoport, 1. Államfői Protokoll kiadásai jogcím terhére a XIII. Honvédelmi Minisztérium fejezet javára átcsoportosíthat, ha az államfői protokollal kapcsolatos feladatok ellátása érdekében szükséges.

(2) Az (1) bekezdés c)–d) pontja szerint átcsoportosított előirányzat terhére történő visszarendezésre a XVIII. Külgazdasági és Külügyminisztérium fejezetet, valamint a XIII. Honvédelmi Minisztérium fejezetet irányító szerv vezetője jogosult.

(3) Az Országos Bírósági Hivatal elnöke a VI. Bíróságok fejezet, 3. Fejezeti kezelésű előirányzatok cím terhére átcsoportosíthat a VI. Bíróságok fejezet, 1. Bíróságok és 2. Kúria cím javára.

(4) A Gazdasági Versenyhivatal elnöke a XXX. Gazdasági Versenyhivatal fejezet, 2. cím, 1. OECD ROK alcím terhére átcsoportosíthat a XXX. Gazdasági Versenyhivatal fejezet, 1. Gazdasági Versenyhivatal igazgatása cím javára.

(5) Az Országgyűlés Hivatalának főigazgatója az I. Országgyűlés fejezet, 4. cím, 6. Képviselő-testület váltásával kapcsolatos kiadások alcím terhére átcsoportosíthat az I. Országgyűlés fejezet, 1. Országgyűlés Hivatala cím javára.

22. § (1) A XXI. Miniszterelnöki Kabinetiroda fejezetet irányító szerv vezetője a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 1. Kormányfői protokoll jogcímcsoport terhére a XVIII. Külgazdasági és Külügyminisztérium fejezet javára átcsoportosíthat, ha az a kormányfői protokollal kapcsolatos feladatok ellátása érdekében szükséges. Az átcsoportosított előirányzat terhére történő visszarendezésre a XVIII. Külgazdasági és Külügyminisztérium fejezetet irányító szerv vezetője jogosult.

(2) A XXI. Miniszterelnöki Kabinetiroda fejezetet irányító szerv vezetője a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 2. Kormányzati kommunikációval és konzultációval kapcsolatos feladatok jogcímcsoport terhére a XIV. Belügyminisztérium fejezet javára átcsoportosíthat. Az átcsoportosított előirányzat terhére történő visszarendezésre a XIV. Belügyminisztérium fejezetet irányító szerv vezetője jogosult.

(3) A XXI. Miniszterelnöki Kabinetiroda fejezetet irányító szerv vezetője a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 1. Kormányfői protokoll jogcímcsoport terhére átcsoportosíthat a XXI. Miniszterelnöki Kabinetiroda fejezet, 1. Miniszterelnöki Kabinetiroda cím javára.

(4) A XXI. Miniszterelnöki Kabinetiroda fejezetet irányító szerv vezetője a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 2. Kormányzati kommunikációval és konzultációval kapcsolatos feladatok jogcímcsoport terhére a X. Igazságügyi Minisztérium fejezet javára átcsoportosíthat. Az átcsoportosított előirányzat terhére történő visszarendezésre a X. Igazságügyi Minisztérium fejezetet irányító szerv vezetője jogosult.

(5) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 60. Fővárosi és megyei kormányhivatalok működésével kapcsolatos egyéb feladatok jogcímcsoport terhére átcsoportosíthat a XI. Miniszterelnökség fejezet, 12. Fővárosi, megyei kormányhivatalok és járási kormányhivatalok cím javára.

(6) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 66. Kormányablak program megvalósítása jogcímcsoport terhére átcsoportosíthat a XI. Miniszterelnökség fejezet, 12. Fővárosi, megyei kormányhivatalok és járási kormányhivatalok cím javára.

(7) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 3. alcím, 1. Nemzetpolitikai tevékenység támogatása jogcímcsoport terhére átcsoportosíthat a XI. Miniszterelnökség fejezet, 1. Miniszterelnökség igazgatása cím javára.

(8) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 46. Ludovika Campus jogcímcsoport terhére átcsoportosíthat a XI. Miniszterelnökség fejezet, 14. Nemzeti Közszolgálati Egyetem cím javára.

23. § A XII. Földművelésügyi Minisztérium fejezet, 20. cím, 5. alcím, 7. Fejlesztési típusú támogatások jogcímcsoport kiadási előirányzata terhére kell teljesíteni a korábbi évekről áthúzódó agrárberuházások fizetési kötelezettségét, a XII. Földművelésügyi Minisztérium fejezet, 20. cím, 5. alcím, 8. Nemzeti agrártámogatások jogcímcsoport kiadási előirányzatáról pedig a folyó költségként elszámolható, megszűnő agrár- és vidékfejlesztési támogatások korábbi években vállalt és 2018. évet terhelő áthúzódó fizetési kötelezettségeit. A XII. Földművelésügyi Minisztérium fejezet, 20. cím, 5. alcím, 8. Nemzeti agrártámogatások jogcímcsoport kiadási előirányzatról kell teljesíteni a kedvezőtlen adottságú térségekben gazdálkodók adósságrendezési programjának 2018. évet terhelő kiadásait is.

24. § A XIV. Belügyminisztérium fejezetet irányító szerv vezetője a XIV. Belügyminisztérium fejezet, 20. cím, 19. A Nemzeti Bűnmegelőzési Stratégia feladatrendszerének támogatása alcím terhére a fejezeten belül és más fejezetek javára átcsoportosíthat, továbbá a személyi juttatások költségvetési kiadásai előirányzatát a XIV. Belügyminisztérium fejezet, 20. cím, 19. A Nemzeti Bűnmegelőzési Stratégia feladatrendszerének támogatása alcím más kiemelt előirányzatai terhére megnövelheti. A más fejezetek javára átcsoportosított előirányzat terhére történő visszarendezésre annak a fejezetnek az irányító szerve jogosult, amely javára az átcsoportosítás történt.

25. § (1) A XV. Nemzetgazdasági Minisztérium fejezetet irányító szerv vezetője a XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 4. alcím, 1. Területfejlesztéssel összefüggő feladatok jogcímcsoport terhére átcsoportosíthat a XV. Nemzetgazdasági Minisztérium fejezet, 8. Magyar Államkincstár cím javára.

(2) A XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 2. alcím, 8. Felelős játékszervezési tevékenység támogatása jogcímcsoport kiadási előirányzata biztosítja a szerencsejáték szervezéséről szóló 1991. évi XXXIV. törvény (a továbbiakban: Szjtv.) 35. § (4) bekezdésében meghatározott célok teljesítését.

(3) A XV. Nemzetgazdasági Minisztérium fejezetet irányító szerv vezetője a XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 4. alcím, 5. Pest megyei fejlesztések jogcímcsoport terhére átcsoportosíthat a XV. Nemzetgazdasági Minisztérium fejezet, 8. Magyar Államkincstár cím javára.

(4) A XV. Nemzetgazdasági Minisztérium fejezetet irányító szerv vezetője a XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 9. alcím, 3. Szakképzési Centrumok által ellátott felnőtt oktatási tevékenység finanszírozása jogcímcsoport terhére átcsoportosíthat a XV. Nemzetgazdasági Minisztérium fejezet, 7. Szakképzési Centrumok cím javára.

(5) A XV. Nemzetgazdasági Minisztérium fejezetet irányító szerv vezetője a XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 2. alcím, 10. Kincstár informatikai stratégiájának végrehajtása jogcímcsoport terhére átcsoportosíthat a XV. Nemzetgazdasági Minisztérium fejezet, 8. Magyar Államkincstár cím javára.

(6) A XV. Nemzetgazdasági Minisztérium fejezetet irányító szerv vezetője a XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 7. alcím, 9. Költségvetési előrejelzések pontosságának javítása jogcímcsoport terhére a fejezeten belül és más fejezetek javára átcsoportosíthat.

26. § (1) A XVII. Nemzeti Fejlesztési Minisztérium fejezet, 20. cím, 33. alcím, 25. Turisztikai fejlesztési célelőirányzata tartalmazza a turizmusfejlesztési hozzájárulásból származó bevétel mértékének megfelelő támogatást. Amennyiben e hozzájárulás 2018. évben pénzforgalmilag teljesült bevétele meghaladja a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 2. cím, 7. Turizmusfejlesztési hozzájárulás alcím eredeti költségvetési bevételi előirányzatát, akkor a pénzforgalmilag teljesült bevétel és az eredeti bevételi előirányzat különbségének megfelelő összeggel a Kormány határozatával engedélyezheti a XVII. Nemzeti Fejlesztési Minisztérium fejezet, 20. cím, 33. alcím, 25. Turisztikai fejlesztési célelőirányzat kiadási előirányzatának növelését.

(2) A XVIII. Külgazdasági és Külügyminisztérium fejezet, 7. cím, 1. alcím, 1. Beruházás ösztönzési célelőirányzat jogcímcsoport tekintetében a tárgyéven túli fizetési kötelezettségvállalás állomány összege nem haladhatja meg a 150 000,0 millió forintot.

27. § A honvédelemért felelős miniszter az államháztartásért felelős miniszter előzetes egyetértésével a védelmi tevékenység, a NATO felé vállalt haderő-fejlesztési célkitűzések, és az előre nem tervezett nemzetközi feladatok végrehajtása céljából a XIII. Honvédelmi Minisztérium fejezet címei, alcímei között – ide értve címen belül a kiemelt előirányzatokat is – indokolt esetben átcsoportosíthat.

28. § (1) A XX. Emberi Erőforrások Minisztériuma fejezetet irányító szerv vezetője az államháztartásért felelős miniszter egyetértésével a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 19. alcím, 7. Szociális, gyermekjóléti és gyermekvédelmi feladatok ellátási szerződésekkel történő finanszírozása jogcímcsoport és a 2. cím, 3. Szociális és gyermekvédelmi, gyermekjóléti feladatellátás és irányítás intézményei alcím között az állam fenntartói feladatainak ellátására a Kormány rendeletében kijelölt szervnek a szociális vagy gyermekvédelmi, gyermekjóléti szolgáltatást nyújtó szolgáltatót, intézményt működtető fenntartóval létrejött – a szociális vagy gyermekvédelmi, gyermekjóléti szolgáltatás nyújtásának átvállalásáról szóló – megállapodásának, illetve ellátási szerződésének év közben bekövetkező változásaira tekintettel átcsoportosíthat.

(2) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. Sporttevékenység támogatása és 24. Sportlétesítmények fejlesztése és kezelése alcímhez tartozó jogcímcsoportok és a 30. alcím, 26. Sport-, társadalmi, civil és non-profit szervezetek jogcímcsoport költségvetési kiadási előirányzatai – a (3) bekezdésben foglaltak kivételével – tartalmazzák a sportról szóló 2004. évi I. törvény 56. § (2) bekezdése szerinti bevételek mértékének megfelelő támogatást.

(3) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. alcím, 5. Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása jogcímcsoport költségvetési kiadási előirányzata tartalmazza a bukmékeri rendszerű fogadások játékadójának ötven százalékából, a távszerencsejáték játékadójából, valamint a sportfogadások játékadójából származó bevétel mértékének megfelelő támogatást. Amennyiben e három játékadó 2018. évben pénzforgalmilag teljesült bevétele együttesen meghaladja a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. alcím, 5. Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása jogcímcsoport eredeti költségvetési kiadási előirányzatát, akkor az eredeti kiadási előirányzat és a teljesült bevétel különbségének biztosítására a Kormány határozatával a sportról szóló 2004. évi I. törvény 56. § (2) bekezdésében meghatározott célra új kiadási előirányzatot hozhat létre a XX. Emberi Erőforrások Minisztériuma fejezetben, vagy engedélyezheti a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. alcím, 5. Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása jogcímcsoport előirányzat kiadási előirányzatának növelését.

(4) Az emberi alkalmazásra kerülő gyógyszerekről és egyéb, a gyógyszerpiacot szabályozó törvények módosításáról szóló 2005. évi XCV. törvény 25/B. §-a szerint befizetésre kerülő igazgatási szolgáltatási díj 67,14%-át a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 22. alcím, 24. Egészségügyi intézmények fejlesztése és rendkívüli támogatása jogcímcsoport javára kell bevételként elszámolni.

(5) A XX. Emberi Erőforrások Minisztériuma fejezetet irányító szerv vezetője az államháztartásért felelős miniszter egyetértésével a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 19. alcím, 8. Szociális humánszolgáltatók részére biztosított szociális- és gyermekvédelmi ágazati pótlék, és egyéb ágazati bérrendezéssel összefüggő támogatások jogcímcsoport és a 20. cím, 19. alcím, 9. Állami és köztestületi szociális intézmények részére biztosított ágazati pótlék jogcímcsoport között átcsoportosíthat.

12. Az európai uniós források felhasználásával kapcsolatos szabályok

29. § (1) Az Európai Gazdasági Térség Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus kereteiből finanszírozott programokra, az 5. mellékletben meghatározott és kötelezettségvállalással még nem terhelt kötelezettségvállalási keretelőirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható a 2009–2014-es időszak tekintetében tárgyévi, a 2014–2021-es időszak tekintetében tárgyévi és éven túli fizetési kötelezettség.

(2) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében az államháztartásért felelős miniszter egyetértésével az (1) bekezdésben meghatározott mértéken túl is vállalható tárgyévi fizetési kötelezettség.

30. § (1) Az Európai Bizottság által a 2014–2020-as programozási időszakban az európai strukturális és beruházási alapokból, illetve a leginkább rászoruló személyeket támogató európai segítségnyújtási alapból finanszírozott programok esetén az 5. mellékletben meghatározott indikatív európai uniós kötelezettségvállalási keretelőirányzat kötelezettségvállalással nem terhelt keretének és az ahhoz kapcsolódó – az Európai Bizottság által elismert önerőn felüli –, minimálisan szükséges központi költségvetési finanszírozás operatív program szintű együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(2) Az Európai Bizottság által a 2014–2020-as programozási időszakra létrehozott Belső Biztonsági Alap és Menekültügyi, Migrációs és Integrációs Alap által finanszírozott projektek esetén az 5. mellékletben a 2014–2020

évekre meghatározott és kötelezettségvállalással még nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(3) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében az (1) bekezdésben meghatározott mértéken túl a Kormány által külön jogszabályban meghatározottak szerint, míg a (2) bekezdés esetében az államháztartásért felelős miniszter egyetértésével vállalható tárgyévi és éven túli fizetési kötelezettség.

31. § A Gazdaságfejlesztési Operatív Program 4. prioritásából, valamint a Közép-magyarországi Operatív Program 1.3 intézkedéséből nyújtott pénzügyi eszközök első kihelyezése után a program részére visszajuttatott eszközöket a XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 7. alcím, 3. A 2007–2013. évek közötti operatív programok visszaforgó pénzeszközeinek felhasználása és kezelése jogcímcsoport előirányzatán kell kimutatni. A források újbóli kihelyezése kizárólag vonatkozó hazai és uniós jogszabályokban meghatározott célok mentén történhet.

32. § Az Európai Mezőgazdasági Garanciaalap által támogatott programok és intézkedések finanszírozásával összefüggő kockázatok kezelésére képzett céltartalék árfolyamkockázat esetén a XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 11. alcím, 1. Uniós programok árfolyam-különbözete jogcímcsoport, egyéb esetben a XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 11. alcím, 2. Egyéb, EU által nem térített kiadások jogcímcsoport előirányzatain kizárólag jogszabályban meghatározott célokra használható fel.

III. FEJEZET
A KÖZPONTI ALRENDSZEREN BELÜLI ELSZÁMOLÁSOK, KAPCSOLATOK

33. § (1) A szociális hozzájárulási adó 2018-ban megfizetett összegének 79,5%-a az Ny. Alapot, 20,5%-a az E. Alapot illeti meg. A szociális hozzájárulási adó megfizetett összegéből az Alapokat megillető részt a Nemzeti Adó- és Vámhivatal állapítja meg és naponta utalja át a jogosult számlájára.

(2) Ha az E. Alap tárgyévi utolsó bevételének beérkezése és az utolsó ellátás kifizetése után az E. Alap pénzforgalmi egyenlege többletet mutat, a kincstár intézkedik a többlet összegének visszautalásáról, amely a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 35. cím, 2. alcím, 9. Kiadások támogatására pénzeszköz-átadás jogcímcsoport szerinti kiadást csökkenti.

(3) Amennyiben az Ny. Alap pénzforgalmi egyenlege a tárgyévi utolsó bevételének beérkezése és az utolsó ellátás kifizetése után többletet mutat, a kincstár intézkedik a többlet összegének visszautalásáról, amely a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 35. cím, 1. alcím, 5. Kiadások támogatására pénzeszköz-átadás jogcímcsoport szerinti kiadást csökkenti.

IV. FEJEZET
A HELYI ÖNKORMÁNYZATOK ÉS A KÖZPONTI ALRENDSZER KAPCSOLATA

13. A helyi önkormányzatok központi alrendszerből származó forrásai

34. § (1) Az Országgyűlés a helyi önkormányzatok működéséhez és ágazati feladatainak ellátásához a Magyarország helyi önkormányzatairól szóló 2011. évi CLXXXIX. törvény 117. § (1) bekezdésében meghatározottak szerint nyújtandó támogatások jogcímeit a 2. melléklet szerint állapítja meg.

(2) Az Országgyűlés működési és felhalmozási támogatást állapít meg a helyi önkormányzatok által ellátandó 3. melléklet szerinti feladatokra. A 3. melléklet I. pont 1–6. és 8–10. alpontja, a 11. alpont d)–e) pontja, a II–III. pont szerinti támogatások felhasználási kötöttség mellett nyújthatóak.

35. § (1) A IX. Helyi önkormányzatok támogatásai fejezetben 2017. évben év közben létrehozott új címek, illetve alcímek 2017. december 31-ei pozitív egyenlege esetén az államháztartásért felelős miniszter gondoskodhat e címek és alcímek 2018. évi címrendbe történő felvételéről és a 2017. december 31-én fennálló pozitív egyenlegnek megfelelő összeg biztosításáról.

(2) A helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszter, illetve a támogatás jellegétől függően a feladatkörrel rendelkező miniszter egyetértésével a IX. Helyi önkormányzatok támogatásai fejezetben

– az 1. mellékletben szereplő címek, valamint a 2. és 3. mellékletben szereplő, önkormányzatok által igényelhető jogcímek között és azokon belül – átcsoportosíthat.

36. § Az átalakult nemzetiségi önkormányzatot települési önkormányzatként a 2. melléklet és a 3. melléklet szerinti támogatások illetik meg.

14. A települési önkormányzatokat megillető átengedett bevételek

37. § (1) A települési önkormányzatot illeti meg

a) a gépjárműadóról szóló törvény alapján a belföldi gépjárművek után a települési önkormányzat által beszedett adó 40%-a és

b) a gépjárműadóhoz kapcsolódó bírságból, pótlékból és végrehajtási költségből származó bevétel 100%-a.

(2) A termőföld bérbeadásából származó jövedelem utáni – a települési önkormányzat által beszedett – személyi jövedelemadó 100%-a a földterület fekvése szerinti települési önkormányzatot illeti meg.

38. § (1) A települési önkormányzatot illeti meg

a) a települési önkormányzat jegyzője által jogerősen kiszabott környezetvédelmi bírság 100%-a,

b) a fővárosi és megyei kormányhivatal által a települési önkormányzat területén – a veszélyhelyzet kihirdetését megalapozó eseménnyel összefüggésben jogerősen kiszabott környezetvédelmi bírságok kivételével – kiszabott, és abból befolyt környezetvédelmi bírságok összegének 30%-a,

c) a közúti közlekedésről szóló törvény felhatalmazása alapján kiadott kormányrendeletben meghatározott jogsértésre (a továbbiakban: közlekedési szabályszegés) tekintettel kiszabott – a bírságot kiszabó szervre tekintet nélkül – közigazgatási bírság behajtásából, illetve végrehajtásából származó bevétel 40%-a, ha a behajtást, illetve a végrehajtást a települési önkormányzat jegyzője önkormányzati adóhatósági jogkörében eljárva foganatosította és

d) a települési önkormányzat területén a közlekedési szabályszegések után a közterület-felügyelő által kiszabott közigazgatási bírság behajtott összegének 100%-a.

(2) A szabálysértési pénz- és helyszíni bírság, valamint a közigazgatási bírság végrehajtását kérő szerv költségminimum megelőlegezésére nem köteles.

15. A helyi önkormányzatok pénzellátásának kiegészítő szabályai

39. § (1) A 2. melléklet I. pontja, II. pontja, III. pont 2–7. alpontjai, IV. pontja, a 3. melléklet I. pont 11. alpont ce) és cf) pontja alapján nyújtott támogatás folyósítása nettó finanszírozás keretében történik.

(2) A gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) 19. § (1a) bekezdése szerinti pénzbeli ellátás esetében a települési önkormányzat januárban teljesített kifizetéseit követően, az őt megillető összeget január hónapban igényelheti jogszabályban meghatározott éven belüli elszámolási kötelezettséggel. A szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) alapján nyújtott, a 3. melléklet I. pont 11. alpont fa)–fb) pontjában meghatározott ellátások esetében, ha

a) a települési önkormányzat a tárgyévet megelőző év decemberében igénylést nyújtott be, a január hónapban járó előleg folyósítása – jogszabályban meghatározott módon – igénylés nélkül történik,

b) a települési önkormányzat a tárgyévet megelőző év decemberében nem nyújtott be igénylést, első alkalommal az őt megillető havi összeg legfeljebb kétszeresét igényelheti jogszabályban meghatározott éven belüli elszámolási kötelezettséggel.

(3) A helyi önkormányzatok általános működésének és ágazati feladatainak ellátásához járó támogatás jogosulatlan igénybevételéhez kapcsolódó kamatfizetési kötelezettség kiszámítása szempontjából a 2. melléklet I. pont 2. alpontja, II. pont 1–3. alpontjai, és a III. pont 3–7. alpontja szerinti támogatások együttes összegét kell figyelembe venni.

(4) Az önkormányzattól a 2. melléklet V. pontja szerinti szolidaritási hozzájárulás elvonása a települési önkormányzat számára folyósítandó támogatás havi összegéből a nettó finanszírozás keretében történik. Ennek összegét a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 5. cím, 5. Önkormányzati szolidaritási hozzájárulás alcímen kell elszámolni.

(5) Ha a települési önkormányzatot az (1) bekezdés alapján a nettó finanszírozás keretében megillető adott havi források a (4) bekezdés szerint levonandó összegekre nem nyújtanak fedezetet, a kincstár az Áht. 83. § (3) bekezdése alapján havonta beszedési megbízást nyújt be a települési önkormányzattal szemben. Ha a települési önkormányzatnak 2018. december 15-én bármilyen elmaradása van a (4) bekezdés szerinti befizetési kötelezettsége tekintetében, a kincstár a meg nem fizetett összegre a kötelezett fizetési számlájára beszedési megbízást nyújt be.

V. FEJEZET
A KÖZPONTI ALRENDSZER ÉS AZ ÁLLAMHÁZTARTÁSON KÍVÜLI SZERVEZETEK KAPCSOLATA

16. Az egyházi jogi személyek, a nemzetiségi önkormányzatok és a magán intézmények fenntartói közcélú és egyéb tevékenységének támogatása

40. § (1) Az Országgyűlés a köznevelési feladat ellátására

a) átlagbéralapú támogatást állapít meg a nevelési-oktatási, valamint pedagógiai szakszolgálati intézményt fenntartó nemzetiségi önkormányzat, az egyházi és magán köznevelési intézmény fenntartója részére az általuk fenntartott nevelési-oktatási intézményben, továbbá pedagógiai szakszolgálati intézményben pedagógus és – a (3) bekezdés kivételével – a nevelő-oktató munkát közvetlenül segítő munkakörben foglalkoztatottak után a 7. melléklet I. pontjában meghatározott jogosultak után, az őket ott megillető mértékek szerint,

b) működési támogatást állapít meg a nemzetiségi önkormányzat vagy az egyházi jogi személy által fenntartott nevelési-oktatási intézményekben ellátott, továbbá a pedagógiai szakszolgálati intézményekben gyógypedagógiai tanácsadásban, korai fejlesztésben, oktatásban és gondozásban, valamint a fejlesztő nevelésben részt vevő gyermekekre, tanulókra tekintettel a nemzetiségi önkormányzat és a bevett egyház részére a 7. melléklet II. pontja szerint,

c) tankönyvtámogatást állapít meg a köznevelési intézményt fenntartó nemzetiségi önkormányzat, továbbá az egyházi és magán köznevelési intézmény fenntartója részére a 7. melléklet III. pontja szerint,

d) a hit- és erkölcstanoktatáshoz kapcsolódóan

da) tankönyvtámogatást és

db) átlagbéralapú támogatást

állapít meg a bevett egyház által az állam és a nemzetiségi önkormányzat fenntartásában működő iskolában szervezett oktatáshoz a 7. melléklet IV. pontja szerint,

e) a gyermek-, tanulói étkeztetéshez az óvodai, általános iskolai, középfokú iskolai, kollégiumi étkeztetés támogatására a köznevelési intézményt fenntartó nemzetiségi önkormányzat, továbbá az egyházi és magán köznevelési intézmény fenntartója részére az általa biztosított gyermek-, tanulóétkeztetéshez a 7. melléklet V. pontja szerint támogatást állapít meg.

(2) Az oktatásért felelős miniszter a kislétszámú csoportokban szervezhető hit- és erkölcstanoktatáshoz az általa vezetett minisztérium költségvetési fejezetébe tartozó előirányzat terhére további támogatást nyújthat.

(3) A Magyarország területén külföldi állam vagy nemzetközi szervezet oktatási programja szerint az oktatásért felelős miniszter engedélye alapján működő nevelési-oktatási intézmény Magyarországon nyilvántartásba vett fenntartója a 7. melléklet szerint jogosult

a) a pedagógus-munkakörben foglalkoztattak után átlagbéralapú támogatásra,

b) a gyermek-, tanulói étkeztetés Gyvt. szerinti megszervezése esetén gyermekétkeztetési támogatásra.

41. § (1) Az Országgyűlés a szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt, szolgáltatást fenntartó egyházi jogi személy, civil szervezet, közalapítvány, országos nemzetiségi önkormányzat, települési vagy területi nemzetiségi önkormányzat, gazdasági társaság, és a humánszolgáltatást alaptevékenységként végző, az Szja tv. hatálya alá tartozó egyéni vállalkozó (a továbbiakban együtt: nem állami szociális fenntartó) részére támogatást állapít meg a következők szerint:

a) a támogatás a nem állami szociális fenntartót a települési önkormányzatok 2. melléklet III. pont 3. alpont c)–m) pontjában, III. pont 5. alpont a) pontjában és III. pont 7. alpont a) pontjában meghatározott támogatásaival azonos jogcímeken, összegben és feltételek mellett illeti meg,

b) – a hajléktalanok átmeneti intézményei kivételével – a nem állami szociális fenntartó, ha a Szoctv. 57. § (2) bekezdése, valamint a Gyvt. 15. § (2) bekezdés c) pontja és (3) bekezdés a), illetve b) pontja szerinti feladatot lát el, a 8. melléklet I. és II. pont szerinti támogatásra jogosult,

c) a személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt, szolgáltatást fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot – és egyéni vállalkozót az a) és b) pont szerinti támogatás 30%-ának megfelelő támogatás illeti meg,

d) a nem állami szociális fenntartó a 8. melléklet IV–VI. pontja szerinti támogatásra jogosult.

(2) A Szoctv. 4. § (1) bekezdés m) pont mb) alpontjában és a Gyvt. 5. § s) pont sb) alpontjában meghatározott szociális és gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt fenntartó egyházi jogi személy az egyházak hitéleti és közcélú tevékenységének anyagi feltételeiről szóló törvény szerinti kiegészítő támogatásra jogosult. E kiegészítő támogatás mértéke – a 2. melléklet III. pont 3. alpont l)–m) pontjai kivételével – az (1) bekezdés a) és b) pontja szerinti támogatás 76,2%-a.

(3) A 2. melléklet III. pont 3. alpont l)–m) pontjában meghatározott szolgáltatások után az egyházi jogi személyt kiegészítő támogatás illeti meg, amelynek mértéke az érintett szolgáltatások támogatására biztosított összeg 26%-a.

(4) A nem állami szociális fenntartó az (1) bekezdés alapján megállapított támogatás teljes összegét a folyósítást követő 15 napon belül köteles annak az intézménynek átadni, amelyre tekintettel a támogatás megállapítására sor került.

(5) Az egyházi jogi személy a (2) és (3) bekezdés szerinti kiegészítő támogatást köteles elkülönítetten nyilvántartani és a támogatás teljes összegét a humánszolgáltatást ellátó intézményei, illetve azok humánszolgáltatásai támogatására fordítani.

(6) Az (1) bekezdés szerinti támogatás és a (2)–(3) bekezdés szerinti kiegészítő támogatás elszámolása a XX. Emberi Erőforrások Minisztériuma fejezet terhére, illetve javára történik.

(7) A Gyvt. 44. §-a szerinti munkahelyi bölcsőde fenntartóját – az (1)–(2) bekezdéstől eltérően – a 2. melléklet III. pont 3. alpont j) pontja szerinti támogatás 50%-ának megfelelő, amennyiben a fenntartó költségvetési vagy köztestületi szerv a 2. melléklet III. pont 3. alpont j) pontjával azonos mértékű támogatás illeti meg.

(8) A nem állami szociális fenntartó részére a kötelező legkisebb munkabér (minimálbér) és a garantált bérminimum változásával összefüggésben felmerült, a szociális hozzájárulási adó mértéknek csökkenéséből származó megtakarítások figyelembe vételével meghatározott többletkiadásaihoz a Kormány rendeletben az (1)–(3) bekezdésben meghatározott támogatásokon túl további hozzájárulást állapíthat meg.

42. § (1) Az Országgyűlés az országos, valamint a települési és területi nemzetiségi önkormányzatok részére nyújtandó támogatásokat a 9. melléklet szerint állapítja meg.

(2) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 56. Nemzetiségi támogatások alcím szerinti pályázati támogatások tekintetében a nemzetiségpolitikáért felelős miniszter a Nemzetiségi Támogatási Bizottság támogatási összeg felosztására tett javaslata alapján dönt.

(3) A (2) bekezdés szerinti bizottság legfeljebb kilenc főből áll, amelybe

a) az Országgyűlés nemzetiségeket képviselő bizottsága,

b) az országos nemzetiségi önkormányzatok és

c) a nemzetiségpolitikáért felelős miniszter

egyenlő arányban delegálnak tagokat.

(4) Az országos nemzetiségi önkormányzat a saját pályázati ügyének elbírálásában nem vehet részt.

43. § Az önkormányzati tűzoltóság a fenntartásához, működéséhez és fejlesztéséhez az átvállalt feladattal arányos költségvetési támogatást a tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvény 34. § (1) és (3) bekezdése és 41. § (5) bekezdése alapján a XIV. Belügyminisztérium fejezet, 20. cím, 10. Önkormányzati tűzoltóságok normatív támogatása alcím előirányzatából a következő feltételek és normatívák szerint veheti igénybe:

a) valamennyi önkormányzati tűzoltóság a készenléti szolgálat működéséhez azonos összegű, 25,0 millió forint alaptámogatásra jogosult,

b) az a) pont szerint felosztott támogatás után megmaradó előirányzatból minden önkormányzati tűzoltóság az általa ellátott vonulási terület veszélyeztetettsége mértékét kifejező, jogszabályban rögzített elvek alapján meghatározott pontszámok arányában részesül,

c) a tárgyévet megelőző év normatív támogatás elszámolásából bevételként visszatérülő összeg a katasztrófák elleni védekezésért felelős miniszter egyedi döntése alapján az önkormányzati tűzoltóságok működési kiadásainak finanszírozására használható fel.

44. § A személyi jövedelemadó meghatározott részének az adózó rendelkezése szerinti felhasználásáról szóló 1996. évi CXXVI. törvény 4/A. § (1) bekezdés b) pontja alapján kijelölt előirányzat felhasználási célja a 2018. évi személyi jövedelemadó-rendelkezéseknél a Nemzeti Tehetség Program. Felhasználása a 2019. évi költségvetési törvényben kerül megtervezésre.

17. A pártok és a működésüket segítő alapítványok támogatása

45. § (1) Az I. Országgyűlés fejezet, 8. Pártok támogatása címben meghatározott pártok a pártok működéséről és gazdálkodásáról szóló 1989. évi XXXIII. törvény (a továbbiakban: Ptv.) alapján az Országgyűlés alakuló ülésének napját magában foglaló hónap utolsó napjáig terjedően időarányosan részesülnek támogatásban.

(2) Az (1) bekezdés alapján a 2018. évben fel nem használt előirányzatból a pártokat a Ptv. 5. §-a alapján megillető összeg mértékét a Kormány a 2018. évben megalakuló Országgyűlés alakuló ülését követően határozatban állapítja meg.

(3) A (2) bekezdésben foglaltak végrehajtása céljából a Nemzeti Választási Bizottság legkésőbb az országgyűlési képviselők 2018. évi választása eredményének jogerőre emelkedését követő 8 napon belül közli az államháztartásért felelős miniszterrel a Ptv. 5. § (2) bekezdésének megfelelő elosztási arányokat, hiteles számításokkal alátámasztva.

(4) Az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása cím terhére a pártok működését segítő tudományos, ismeretterjesztő, kutatási, oktatási tevékenységet végző alapítványok a Ptv. rendelkezései szerint, a 2018. évben megalakuló Országgyűlés alakuló ülésének napját magában foglaló negyedév utolsó napjáig terjedően időarányosan részesülnek támogatásban.

(5) A (4) bekezdés alapján a 2018. évben fel nem használt előirányzatból a pártok működését segítő, tudományos, ismeretterjesztő, kutatási, oktatási tevékenységet végző alapítványokat a Ptv. 9/A. §-a alapján megillető összeg mértékét a Kormány a 2018. évben megalakuló Országgyűlés alakuló ülését követően határozatban állapítja meg.

VI. FEJEZET
ÁLLAMI KEZESSÉG- ÉS GARANCIAVÁLLALÁS, VISZONTGARANCIA-VÁLLALÁS ÉS KEZESI HELYTÁLLÁS

46. § (1) A Kormány a 2018. évben együttesen 100 000,0 millió forint összegű új egyedi állami kezesség és állami garancia vállalására adhat felhatalmazást.

(2) Az (1) bekezdésben meghatározott keretösszeg – a járulékos hitelköltségek és az árfolyamváltozás miatt bekövetkező emelkedést kivéve – kizárólag az Országgyűlés jóváhagyásával léphető túl.

(3) A Világbanktól, az Európai Beruházási Banktól, az Európai Újjáépítési és Fejlesztési Banktól, a Német Újjáépítési és Hitelbanktól, az Északi Beruházási Banktól, valamint az Európa Tanács Fejlesztési Banktól felveendő hitelekhez vállalható egyedi állami kezességek és állami garanciák nem terhelik az (1) bekezdés szerinti keretösszeget.

47. § (1) A 2018. évben vállalt kiállítási garanciák és kiállítási viszontgaranciák együttes, a vállalás időpontjában forintra átszámított állománya az év egyetlen napján sem haladhatja meg a 900 000,0 millió forintot.

(2) A Kormány a 2018. évben a közvetett vagy közvetlen többségi állami tulajdonú vasúti társaságoknak vagy e társaságok többségi befolyása alatt álló vasúti társaságoknak a vasúti gördülőállományuk fejlesztésére, felújítására vagy új vasúti gördülőállomány beszerzésére együttesen 50 000,0 millió forint összegű, az EUROFIMA Európai Vasúti Gördülőállomány-finanszírozási Társaság által nyújtott forrásbevonásra adhat felhatalmazást állami kezesség mellett.

48. § (1) A Magyar Fejlesztési Bank Részvénytársaságról szóló 2001. évi XX. törvény (a továbbiakban: MFB tv.) 5. § (3) bekezdés a) pontja szerinti felső határ a 2018. évben 1 900 000,0 millió forint.

(2) Az MFB tv. 5. § (3) bekezdés b) pontja szerinti felső határ a 2018. évben 800 000,0 millió forint.

(3) Az MFB tv. 5. § (3) bekezdés c) pontja szerinti felső határ a 2018. évben 2 000 000,0 millió forint.

(4) Törvény eltérő rendelkezése hiányában a (2) bekezdés szerinti kötelezettségvállalásokhoz kapcsolódó állami kezesség után az állam javára felszámítandó kezességvállalási díj mértékét a Kormány határozatban állapítja meg.

49. § (1) A Magyar Export-Import Bank Részvénytársaságról és a Magyar Exporthitel Biztosító Részvénytársaságról szóló 1994. évi XLII. törvény (a továbbiakban: Etv.) 7. § (1) bekezdés a) pontja szerinti felső határ a 2018. évben 1 200 000,0 millió forint.

(2) Az Etv. 7. § (1) bekezdés b) pontja szerinti felső határ a 2018. évben 150 000,0 millió forint.

(3) Az Etv. 7. § (1) bekezdés c) pontja szerinti felső határ a 2018. évben 1 100 000,0 millió forint.

50. § (1) A Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség mögött – jogszabályban meghatározott feltételek mellett – a (2)–(8) bekezdés szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke a Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség érvényesítéséből a társaságot terhelő fizetési kötelezettség 85%-a.

(3) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti viszontgaranciával

a) a kis- és középvállalkozások, valamint a Munkavállalói Résztulajdonosi Program megvalósítására – a Munkavállalói Résztulajdonosi Programról szóló törvény alapján – létrejövő szervezetek legfeljebb 25 év lejáratú hitel-, kölcsönszerződésből, garancia-szerződésből és termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet, azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat, valamint

b) készfizető kezességet vállalhat gyógyszerész vállalkozási célú, a biztonságos és gazdaságos gyógyszer- és gyógyászatisegédeszköz-ellátás, valamint a gyógyszerforgalmazás általános szabályairól szóló 2006. évi XCVIII. törvény 74. § (1) bekezdésében és 83/A. § (1) bekezdésében foglalt feltételek teljesítése érdekében történő tulajdoni hányad megszerzését szolgáló – a közforgalmú gyógyszertárakban a gyógyszerészi tulajdonarány növelésének elősegítéséről szóló kormányrendelet szerinti Patika Hitelprogram keretében – 2013. július 1-je és 2018. december 31-e között létrejött hitel- vagy kölcsönszerződéséhez.

(4) Az (1) bekezdés szerinti viszontgarancia kiterjed a Garantiqa Hitelgarancia Zrt.-nek a tőkepiacról szóló törvény alapján működő kockázati tőkealapnak gazdasági társaságban fennálló kockázati tőkebefektetése értékesítéséből származó követelés 50%-áért vállalt készfizető kezességére is. A készfizető kezességgel biztosított követelés mértéke nem haladhatja meg a tulajdonszerzésre fordított összeg 50%-át.

(5) A készfizető kezesi szerződés jogosultja lehet

a) pénzügyi intézmény,

b) kockázati tőkealap,

c) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

d) a megyei és fővárosi vállalkozásfejlesztési alapítványok mikrohitelezési tevékenység esetén.

(6) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgarancia mellett vállalt készfizető kezesség állománya 2018. december 31-én nem haladhatja meg a 650 000,0 millió forintot.

(7) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén – törvény eltérő rendelkezésének hiányában – a társaság köteles minden szükséges jogcselekményt megtenni a (3) bekezdés szerinti kötelezettekkel szemben fennálló, reá átszálló követelés behajtására. A központi költségvetést illeti meg a társaság által behajtott – a behajtási költségekkel csökkentett – összegnek az érvényesített állami viszontgarancia mértékével megegyező százalékban kifejezett arányos része.

(8) Ha a készfizető kezességvállalás biztosítékaként a Garantiqa Hitelgarancia Zrt. biztosítást köt, a biztosító intézet térítése behajtási bevételnek minősül, és arra a (7) bekezdés szabályai az irányadók.

(9) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti ügyletek bevételeit, és az ezen ügyletekhez kapcsolódó költségeket és ráfordításokat elkülönítetten köteles nyilvántartani, és az éves beszámoló kiegészítő mellékletében bemutatni.

51. § (1) Az Agrár-Vállalkozási Hitelgarancia Alapítvány (e § alkalmazásában a továbbiakban: Alapítvány) által vállalt készfizető kezesség mögött – jogszabályban meghatározott feltételek mellett – a (2)–(7) bekezdés szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke az Alapítvány által vállalt készfizető kezesség érvényesítéséből az Alapítványt terhelő fizetési kötelezettség 85%-a.

(3) Az (1) bekezdésben vállalt állami viszontgarancia a mezőgazdasági tőkepótló hitelekre és az 1999. január 1-je után vállalt készfizető kezességek érvényesítésére vonatkozik.

(4) Az Alapítvány a természetes személyek, a gazdasági társaságok, a közhasznú társaságok, a szövetkezetek, a magánvállalkozások legfeljebb 25 év lejáratú hitel-, kölcsönszerződésből, garancia-szerződésből, termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő

kötelezettségéért vállalhat készfizető kezességet azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat.

(5) A készfizető kezesi szerződés jogosultja lehet

a) pénzügyi intézmény,

b) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

c) a megyei és fővárosi vállalkozásfejlesztési alapítvány mikrohitelezési tevékenység esetén.

(6) Az Alapítvány által az (1) bekezdés szerinti viszontgarancia mellett vállalt készfizető kezesség állománya 2018. december 31-én nem haladhatja meg a 210 000,0 millió forintot.

(7) Az Alapítvány által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén – törvény eltérő rendelkezésének hiányában – az Alapítvány köteles minden szükséges jogcselekményt megtenni a reá átszálló követelés behajtására. A központi költségvetést illeti meg az Alapítvány által behajtott – a behajtási költségekkel csökkentett – összegnek az érvényesített állami viszontgarancia mértékével megegyező százalékban kifejezett arányos része.

52. § (1) Az állam készfizető kezesként felel a Diákhitel Központ Zrt. azon fizetési kötelezettségeiért, amelyek a belföldről és külföldről, a diákhitelezési rendszer finanszírozása érdekében felvett hiteleiből, kölcsöneiből és kötvénykibocsátásaiból erednek.

(2) A Diákhitel Központ Zrt. az (1) bekezdés szerinti kötelezettségei biztosítékaként az állami készfizető kezességvállaláson túl a hitelező további biztosíték előírására nem köteles.

(3) Az állami kezességvállalásért a Diákhitel Központ Zrt.-nek kezességvállalási díjat nem kell fizetnie.

(4) A Diákhitel Központ Zrt. éves finanszírozási tervét az államháztartásért felelős miniszter hagyja jóvá.

53. § (1) A KAVOSZ Vállalkozásfejlesztési Zrt. által az autópályák, autóutak és főutak használatáért fizetendő, megtett úttal arányos díj fizetését szolgáló kölcsönnyújtás céljára pénzügyi intézményektől hitelszerződés alapján felvett kölcsöneihez kapcsolódó állami készfizető kezesség állománya 2018. december 31-én nem haladhatja meg az 1000,0 millió forintot.

(2) A KAVOSZ Vállalkozásfejlesztési Zrt. által az autópályák, autóutak és főutak használatáért fizetendő díj fizetését szolgáló hitelszerződés alapján kihelyezett kölcsönökhöz kapcsolódó állami készfizető kezesség állománya 2018. december 31-én nem haladhatja meg a 800,0 millió forintot.

54. § (1) Ha az államnak szerződéssel, illetve jogszabállyal vállalt kezesség- vagy viszontgarancia érvényesítéséből – az 50. § és az 51. § szerinti viszontgarancia kivételével – olyan fizetési kötelezettsége keletkezik, amely nem szerepel az 1. mellékletben, azt a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 33. Állam által vállalt kezesség és viszontgarancia érvényesítése cím terhére kell teljesíteni.

(2) Az Államadósság Kezelő Központ Zrt.-nek az állami kezesség, garancia melletti forrásbevonással kapcsolatos feladatokban történő közreműködésért fizetendő díjat a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 32. cím, 1. Vegyes kiadások alcím terhére kell teljesíteni.

(3) A (2) bekezdésben meghatározott kiadások összegével a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet tervezett kiadása túlléphető.

55. § (1) Az MFB Magyar Fejlesztési Bank Zrt. (a továbbiakban: MFB Zrt.) által a Gazdaságfejlesztési Operatív Program „Pénzügyi eszközök" prioritási tengelyében, illetve a Közép-magyarországi Operatív Program „A tudásalapú gazdaság innováció- és vállalkozásorientált fejlesztése" prioritási tengelyében vállalt készfizető kezesség, illetve garancia érvényesítéséből a társaságot terhelő fizetési kötelezettségek 100%-a mögött az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti állami viszontgarancia érvényesítéséből eredő fizetési kötelezettséget a XIX. fejezet, 2. cím 8. Európai uniós programokhoz kapcsolódó tartalék alcím előirányzat terhére kell teljesíteni.

(3) Az (1) bekezdés szerinti kezesség, illetve garancia érvényesítéséből származó, az MFB Zrt. által behajtott követelés összege a XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 7. alcím, 3. A 2007–2013. évek közötti operatív programok visszaforgó pénzeszközeinek felhasználása és kezelése jogcímcsoport előirányzatát illeti.

(4) Az (1) bekezdés szerinti állami viszontgarancia érvényesítéséből származó, az MFB Zrt. által behajtott követelés összege a XIX. fejezet, 2. cím 8. Európai uniós programokhoz kapcsolódó tartalék alcím előirányzatát illeti.

56. § (1) Az MFB Zrt. által a Gazdaságfejlesztési és Innovációs Operatív Program „Pénzügyi eszközök" prioritási tengelyében vállalt garancia érvényesítéséből a társaságot terhelő fizetési kötelezettségek 100%-a mögött a (2)–(6) bekezdésben meghatározottak szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az MFB Zrt. az (1) bekezdés szerinti viszontgaranciával a mikro-, kis- és középvállalkozások legfeljebb 25 év lejáratú hitelszerződésein alapuló kötelezettségek legfeljebb 80%-áig vállalhat garanciát.

(3) Az MFB Zrt. által a Gazdaságfejlesztési és Innovációs Operatív Program „Pénzügyi eszközök" prioritási tengelyében a garanciaeszközökre vállalt garancia állománya 2018. december 31-én nem haladhatja meg a 100 000,0 millió forintot.

(4) Az (1) bekezdés szerinti viszontgarancia érvényesítéséből eredő fizetési kötelezettséget a forrást biztosító azonos előirányzatból a XIX. Uniós Fejlesztések fejezet, Gazdaságfejlesztési és Innovációs Operatív Program terhére kell teljesíteni.

(5) Ha a (4) bekezdésben meghatározott előirányzat a viszontgarancia érvényesítéséből eredő fizetési kötelezettség teljesítéséhez nem elegendő, a további kifizetések forrásának biztosítása során is fenn kell tartani az Európai Unió költségvetéséből származó támogatás és az ahhoz kapcsolódó hazai társfinanszírozás eredeti előirányzatnak megfelelő arányát.

(6) Az (1)–(3) bekezdés szerinti garancia érvényesítéséből származó, az MFB Zrt. által behajtott követelés összege a Gazdaságfejlesztési és Innovációs Operatív Program forrását növeli.

VII. FEJEZET
A KÖZPONTI ALRENDSZER KÖLTSÉGVETÉSÉNEK VÉGREHAJTÁSÁVAL KAPCSOLATOS VEGYES RENDELKEZÉSEK

18. A nyugdíjemelés, egyes illetmények és meghatározott díjak, támogatások és járadékok alapjának mértéke

57. § A 2018 januárjában a társadalombiztosítási nyugellátásról szóló 1997. évi LXXXI. törvény 62. § (1) és (2) bekezdése alapján esedékes nyugdíjemelés meghatározásánál 3,0%-os fogyasztói árnövekedést kell figyelembe venni.

58. § (1) Az MFB Zrt. által saját kockázatára nyújtott azon hitelek állománya, amelyekhez a Kormány határozatában forrás- és eszközoldali kamattámogatást biztosít, a 2018. év folyamán legfeljebb 600 000,0 millió forint lehet.

(2) Az (1) bekezdésben meghatározott keretet a tényleges állomány az év egyetlen napján sem haladhatja meg.

59. § (1) A közszolgálati tisztviselőkről szóló 2011. évi CXCIX. törvény 132. §-a szerinti illetményalap a 2018. évben 38 650 forint.

(2) A rendvédelmi feladatokat ellátó szervek hivatásos állományának szolgálati jogviszonyáról szóló 2015. évi XLII. törvény 159. §-a szerinti rendvédelmi illetményalap 2018. évben 38 650 forint.

(3) A honvédek jogállásáról szóló 2012. évi CCV. törvény 2. § 12a. pontja szerinti honvédelmi illetményalap 2018. január 1-jétől 43 110 forint.

(4) A költségvetési szervek által foglalkoztatottak éves cafetéria-juttatásának kerete, illetve cafetéria-juttatást nem nyújtó költségvetési szervek esetében az egy foglalkoztatottnak éves szinten – az Szja. tv. 71. § (1) bekezdésében meghatározott juttatások – az egyes juttatásokhoz kapcsolódó, a juttatást teljesítő munkáltatót terhelő közterheket is magában foglaló együttes összege, törvény eltérő rendelkezése hiányában, 2018. évben nem haladhatja meg a bruttó 200 000 forintot.

(5) A fizetési számlához kapcsolódóan törvény alapján az egy foglalkoztatottnak havonta adható bankszámla-hozzájárulás mértéke a 2018. évben legfeljebb 1000 forint.

(6) A helyi önkormányzat képviselő-testülete rendeletben a 2018. évben – az önkormányzat saját forrásai terhére – a képviselő-testület hivatalánál foglalkoztatott köztisztviselők vonatkozásában – a közszolgálati tisztviselőkről szóló 2011. évi CXCIX. törvényben foglaltaktól eltérően – az (1) bekezdésben meghatározottnál magasabb összegben állapíthatja meg az illetményalapot. A magasabb illetményalap szerint megállapított havi illetmény nem haladhatja meg a Központi Statisztikai Hivatal által hivatalosan közzétett, a tárgyévet megelőző évre vonatkozó nemzetgazdasági havi átlagos bruttó kereset tízszeresét. Személyi illetmény esetén e bekezdés szabályai akként alkalmazandók, hogy pótlék ez esetben sem fizethető.

60. § (1) A közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény (a továbbiakban: Kjt.)

a) 66. § (1) bekezdése szerinti, a közalkalmazotti fizetési osztályok első fizetési fokozatához tartozó illetmény garantált összegét, és a növekvő számú fizetési fokozatokhoz tartozó – az első fizetési fokozat garantált illetményére épülő – legkisebb szorzószámokat a 2018. évre a 6. melléklet tartalmazza,

b) 69. §-a szerinti illetménypótlék számítási alapja a 2018. évben 20 000 forint.

(2) A Kjt. 77. § (1) bekezdése szerinti feltételek fennállása esetén nyújtott keresetkiegészítés a 2018. évben a keresetbe tartozó juttatások előző évi bázis előirányzatának 2%-a. Fel nem használt előirányzata kizárólag a keresetbe tartozó juttatások emelésére fordítható. Ez a rendelkezés nem vonatkozik az állami felsőoktatási intézményekre, a központi költségvetési szervként vagy köztestületi költségvetési szervként működő kutatóközpontra, kutatóintézetre, a Magyar Tudományos Akadémia elnöke által irányított kutatást kiegészítő köztestületi költségvetési szervre és az olyan központi költségvetési szervre, amelynek felügyeletét a Magyar Tudományos Akadémia elnöke látja el.

61. § A nemzeti köznevelésről szóló 2011. évi CXC. törvény 65. § (1) bekezdése szerinti illetményalap számításának vetítési alapja 101 500 forint.

62. § (1) A Nemzeti Közszolgálati Egyetem Rendészettudományi Kar nappali tagozatos ösztöndíjas hallgatói pénzbeli juttatásának normatívája 308 000 forint/fő/év.

(2) A Kjt. 79/E. §-a alapján az egyetemi tanári munkakör 1. fizetési fokozatának garantált illetménye 2018. január 1-jétől 554 400 forint.

(3) A Bolyai János Kutatási Ösztöndíj havi összege 124 500 forint.

(4) Az egészségügyi felsőfokú szakirányú szakképzési rendszerről, a Rezidens Támogatási Program ösztöndíjairól, valamint a fiatal szakorvosok támogatásáról szóló kormányrendeletben meghatározott, a szakorvos jelöltek képzésével összefüggően felmerülő dologi költségek megtérítésére szolgáló támogatás összege 100 000 forint/év.

(5) A központi költségvetési szervként működő – köznevelési közfeladatot ellátó intézményt fenntartó – felsőoktatási intézményt az általa ellátott köznevelési feladatok tekintetében a 40. § (1) bekezdés c) és e) pontjában megállapított támogatások azonos jogcímen és feltételekkel illetik meg.

63. § (1) A bírák jogállásáról és javadalmazásáról szóló 2011. évi CLXII. törvény 169. § (2) bekezdése szerinti bírói illetményalap a 2018. évben 453 330 forint.

(2) A legfőbb ügyész, az ügyészek és más ügyészségi alkalmazottak jogállásáról és az ügyészi életpályáról szóló 2011. évi CLXIV. törvény 59. § (3) bekezdése szerinti ügyészi illetményalap a 2018. évben 453 330 forint.

(3) A jogi segítségnyújtásról szóló 2003. évi LXXX. törvény 1. § (3) bekezdése szerinti jogi segítői óradíj a 2018. évben 5000 forint.

(4) Az ügyvédekről szóló 1998. évi XI. törvény 131. § (2) bekezdése szerinti kirendelt ügyvédi óradíj a 2018. évben 5000 forint.

64. § A külképviseletekről és a tartós külszolgálatról szóló 2016. évi LXXIII. törvény 23. § (7) bekezdése szerinti deviza-illetményalap összege 2018. évben 425 000 forint, a 25. § (4) bekezdése szerinti lakhatási és vegyes költségtérítés-alap 300 000 forint, az óvodáztatási és iskoláztatási költségtérítés-alap 150 000 forint.

65. § (1) A Gyvt.

a) 20/A. § (1) bekezdése szerinti alapösszegű támogatás esetenkénti összege a 2018. évben gyermekenként 6000 forint,

b) 20/A. § (2) bekezdése szerinti emelt összegű támogatás esetenkénti összege a 2018. évben gyermekenként 6500 forint,

c) 20/B. § (5) bekezdése szerinti pótlék esetenkénti összege a 2018. évben gyermekenként 8400 forint,

d) 66/L. §-a szerinti helyettes szülői díj legalacsonyabb összege – gyermekenként, fiatal felnőttenként – a 2018. évben 15 000 forint/hó.

(2) A Szoctv.

a) 43/A. § (4) bekezdésében meghatározott szakértői díj összege a 2018. évben esetenként 23 000 forint,

b) 44. § (1) bekezdése szerinti ápolási díj havi alapösszege a 2018. évben 32 600 forint.

(3) A fiatalok életkezdési támogatásáról szóló 2005. évi CLXXIV. törvény 4. § (2) bekezdés a) pontja szerinti első utalási összeg 42 500 forint, a 4. § (2) bekezdés b) pontja szerinti második és harmadik utalási összeg 44 600-44 600 forint, ha a gyermek a 2018. évben született.

(4) A szakképzési hozzájárulásról és a képzés fejlesztésének támogatásáról szóló 2011. évi CLV. törvény 8. § (1) bekezdés b) pontjában meghatározott alapnormatíva összege a 2018. évben 480 000 forint/fő/év.

66. § (1) A kárpótlási jegyek életjáradékra váltásáról szóló 1992. évi XXXI. törvény (a továbbiakban: Éltv.) 7. § (1) bekezdése és a termőföld állam által életjáradék fizetése ellenében történő megszerzésének ötödik üteméről szóló 259/2009. (XI. 23.) Korm. rendelet (a továbbiakban: TéR.) alapján az életjáradék összege 2018. március 1-jétől az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

(2) Az Éltv. és a TéR. alapján a 2018. március 1-je után az életjáradék összegét az Éltv. és a TéR. mellékletében meghatározott összeg (1) bekezdés szerinti növekménye figyelembevételével kell megállapítani.

(3) A Párizsi Békeszerződésről szóló 1947. évi XVIII. törvény 27. Cikke 2. pontjában foglaltak végrehajtásáról szóló 1997. évi X. törvény 2. § (4) bekezdése alapján az életjáradék összege 2018. március 1-jétől – 2018. január 1-jei visszamenőleges hatállyal – az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

67. § A Szoctv.

a) 50/A. § (8) bekezdése szerinti egyéni gyógyszerkeret havi összege a 2018. évben 12 000 forint,

b) 50/A. § (9) bekezdése szerinti eseti keret éves összege a 2018. évben 6000 forint.

68. § Az Éhvt. 13. §-a szerinti felügyeleti díj mértéke a projekt jogszabály alapján jóváhagyott Tervdokumentumában létrehozni tervezett minden egyes kibocsátás-csökkentési egység után 38 forint.

19. A kis összegű követelés értékhatára, a filmalkotásokhoz kapcsolódó gyártási értékhatár és a közbeszerzési értékhatárok

69. § Az Áht. 97. § (3) bekezdésének alkalmazása során a kis összegű követelés értékhatára 100 000 forint.

70. § A mozgóképről szóló 2004. évi II. törvény 13. § (5) bekezdésében meghatározott gyártási költségvetési értékhatár a 2018. évben magyar filmalkotás esetén 330,6 millió forint, magyar részvételű koprodukciós filmalkotás esetén 587,4 millió forint.

71. § (1) A közbeszerzésekről szóló 2015. évi CXLIII. törvény (a továbbiakban: Kbt.) 15. § (1) bekezdés b) pontja szerinti nemzeti közbeszerzési értékhatár – kivéve a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2018. január 1-jétől 2018. december 31-éig

a) árubeszerzés esetében 15,0 millió forint,

b) építési beruházás esetében 25,0 millió forint,

c) építési koncesszió esetében 100,0 millió forint,

d) szolgáltatás megrendelése esetében 15,0 millió forint,

e) szolgáltatási koncesszió esetében 30,0 millió forint.

(2) Az (1) bekezdéstől eltérően a közszolgáltatói szerződésekre vonatkozó nemzeti közbeszerzési értékhatár 2018. január 1-jétől 2018. december 31-éig

a) árubeszerzés esetében 50,0 millió forint,

b) építési beruházás esetében 100,0 millió forint,

c) szolgáltatás megrendelése esetében 50,0 millió forint,

d) építési koncesszió esetében 200,0 millió forint,

e) szolgáltatási koncesszió esetében 100,0 millió forint.

72. § (1) A Kbt. 15. § (1) bekezdés a) pontja szerinti, az árubeszerzésre és szolgáltatás megrendelésre vonatkozó uniós közbeszerzési értékhatár – kivéve a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2018. január 1-jétől 2018. december 31-éig

a) a Kbt. 5. § (1) bekezdés a) és b) pontjában meghatározott ajánlatkérők esetében, valamint ezen ajánlatkérők esetében a védelem terén beszerzendő árukra akkor, ha a védelem terén a beszerzendő áru a Kbt. 2. mellékletében szerepel, 135 000 euró,

b) a Kbt. 5. §-a szerinti egyéb ajánlatkérő esetében, valamint az 5. § (1) bekezdés a) és b) pontjában meghatározott ajánlatkérők esetében, ha a védelem terén a beszerzendő áru a Kbt. 2. mellékletében nem szerepel, 209 000 euró,

c) a Kbt. 5. §-a szerinti valamennyi ajánlatkérő esetében, ha a beszerzés tárgya a Kbt. 3. mellékletében szereplő szociális és egyéb szolgáltatás, 750 000 euró.

(2) A Kbt. 15. § (1) bekezdés a) pontjában meghatározott, az építési beruházásra vonatkozó uniós közbeszerzési értékhatár – kivéve a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2018. január 1-jétől 2018. december 31-éig 5 225 000 euró.

(3) A Kbt. 15. § (1) bekezdés a) pontja szerinti, az építési koncesszióra és a szolgáltatási koncesszióra vonatkozó uniós közbeszerzési értékhatár 2018. január 1-jétől 2018. december 31-éig 5 225 000 euró.

(4) A Kbt. 15. § (1) bekezdés a) pontjában meghatározott, a tervpályázati eljárás lefolytatására vonatkozó uniós közbeszerzési értékhatár – kivéve a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2018. január 1-jétől 2018. december 31-éig

a) az (1) bekezdés a) és b) pontjában meghatározott értékhatárok, ha a tervpályázati eljárás eredményeként szolgáltatás megrendelésére kerül sor,

b) az (1) bekezdés a) és b) pontjában meghatározott értékhatárok minden olyan tervpályázati eljárás esetében, amelynek pályázati díja és a pályázóknak fizetendő díjak együttes teljes összege eléri vagy meghaladja ezeket az értékhatárokat.

73. § (1) A 72. § (1), (2) és (4) bekezdésétől eltérően a közszolgáltatói szerződések esetén irányadó, a Kbt. 15. § (1) bekezdés a) pontjában meghatározott uniós közbeszerzési értékhatár 2018. január 1-jétől 2018. december 31-éig

a) árubeszerzésre, valamint a szolgáltatás megrendelésére 418 000 euró,

b) építési beruházásra 5 225 000 euró,

c) a Kbt. 3. mellékletében szereplő szociális és egyéb szolgáltatásra 1 000 000 euró.

(2) A közszolgáltatói szerződések esetén irányadó, a Kbt. 15. § (1) bekezdés a) pontja szerinti, a tervpályázati eljárás lefolytatására vonatkozó uniós közbeszerzési értékhatár 2018. január 1-jétől 2018. december 31-éig

a) 418 000 euró, ha a tervpályázati eljárás eredményeként szolgáltatás megrendelésére kerül sor,

b) 418 000 euró, ha a tervpályázati eljárás pályázati díja és a pályázóknak fizetendő díjak együttes teljes összege eléri vagy meghaladja ezt az értékhatárt.

(3) Az (1) és (2) bekezdésben, valamint a 72. §-ban meghatározott uniós értékhatárok forintban meghatározott összegeként az Európai Unió Hivatalos Lapjában így közzétett – az Európai Bizottság által kétévente felülvizsgált – összeget kell figyelembe venni.

74. § A védelmi és biztonsági célú beszerzésekről szóló törvény szerinti uniós értékhatár 2018. január 1-től 2018. december 31-ig

a) árubeszerzés és szolgáltatás megrendelése esetén 418 000 euró,

b) építési beruházás esetén 5 225 000 euró.

20. Egyes koncessziós díjak

75. § Az Szjtv. 27. § (5) bekezdése szerinti koncessziós díj jogszabályi minimuma az Szjtv. 37. § 11. pontja szerinti egységenként a 2018. tárgyévre a következő:

a) Budapesten és Pest megyében I. kategóriájú játékkaszinó esetén 694,7 millió forint, II. kategóriájú játékkaszinó esetében 405,3 millió forint,

b) az a) pontban foglalt kivétellel I. kategóriájú játékkaszinó esetén 579,0 millió forint, II. kategóriájú játékkaszinó esetében 58,0 millió forint.

VIII. FEJEZET
ZÁRÓ RENDELKEZÉSEK

21. Felhatalmazó rendelkezések

76. § (1) Felhatalmazást kap a Kormány, hogy rendeletben állapítsa meg

a) a 4. § (1) bekezdésében meghatározott többlettámogatás igénylési feltételeit, az igény bejelentésének, megállapításának, a többlettámogatás folyósításának, elszámolásának és a felhasználás ellenőrzésének, valamint a 4. § (4) bekezdés szerinti nyilatkozat szabályait,

b) a 7. melléklet I. pont 4. alpont d) pont szerinti támogatás folyósításának, lemondásának, pótigénylésének, elszámolásának és ellenőrzésének részletes szabályait,

c) a 41. § (8) bekezdésben meghatározott támogatás igénylési feltételeit, az igény bejelentésének, megállapításának, a többlettámogatás folyósításának, elszámolásának és a felhasználás ellenőrzésének részletes szabályait.

(2) Felhatalmazást kap az egészségbiztosításért felelős miniszter, hogy rendeletben állapítsa meg a XX. Emberi Erőforrások Minisztériuma fejezet, 21. cím, 3. Gyógyszertári tulajdoni hányad állami elővásárlás kiadása alcím felhasználásával kapcsolatos szabályokat.

(3) Felhatalmazást kap a helyi önkormányzat képviselő-testülete, hogy rendeletében az 5. § (5) bekezdés b) és c) pontjában meghatározott forgalmi értéktől kisebb értékhatárt határozzon meg.

(4) Felhatalmazást kap a nemzetiségpolitikáért felelős miniszter, hogy az államháztartásért felelős miniszter egyetértésével rendeletben állapítsa meg a 9. melléklet szerint nyújtott nemzetiségi célú támogatások e törvényben és más jogszabályban nem szabályozott igénybevételének, felhasználásának és elszámolásának részletszabályait.

22. Hatályba léptető rendelkezések

77. § (1) Ez a törvény – a (2) bekezdésben meghatározott kivétellel – 2017. november 1-jén lép hatályba, és 2027. december 31-én hatályát veszti.

(2) Az 1–33. §, a 34. § (2) bekezdés, a 35–76. §, a 78. §, az 1. melléklet, a 3–9. melléklet 2018. január 1-jén lép hatályba.

23. Átmeneti rendelkezések

78. § A 40. § (1) bekezdés a)–b) és e) pontja szerinti rendelkezések az egységes óvoda-bölcsőde esetén 2018. augusztus 31-éig alkalmazandóak.

Áder János s. k.,
köztársasági elnök

Kövér László s. k.,
az Országgyűlés elnöke

1. melléklet a 2017. évi C. törvényhez

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	I. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
											I. ORSZÁGGYŰLÉS				
1											**Országgyűlés Hivatala**				
	1										Országgyűlés hivatali szervei		900,0		
				1							*Működési költségvetés*				
					1						Személyi juttatások	11 221,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 088,7			
					3						Dologi kiadások	4 488,3			
					4						Ellátottak pénzbeli juttatásai	79,9			
					5						Egyéb működési célú kiadások	40,0			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			1 518,7	
					7						Felújítások			905,7	
2											**Állambiztonsági Szolgálatok Történeti Levéltára**		5,0		
				1							*Működési költségvetés*				
					1						Személyi juttatások	469,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	103,8			
					3						Dologi kiadások	182,3			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			55,0	
					7						Felújítások			14,3	
3											**Országgyűlési Őrség**				
				1							*Működési költségvetés*				
					1						Személyi juttatások	3 238,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	646,7			
4											**Fejezeti kezelésű előirányzatok**				
	3										Az Országgyűlés elnökének közcélú felajánlásai, adományai	73,0			
	4										A Kárpát-medencei Magyar Képviselők Fóruma				
		2									Magyar Nemzeti Közösségek Európai Érdekképviseletéért Alapítvány támogatása	80,0			
	6										Képviselő-testület váltásával kapcsolatos kiadások	633,0		867,0	
	8										Volt köztársasági elnökök közcélú felajánlásai, adományai				
		1									Schmitt Pál közcélú felajánlásai, adományai	73,0			
		2									Sólyom László közcélú felajánlásai, adományai	73,0			
	14										Steindl Imre program támogatása	100,0		5 900,0	
5											**Közbeszerzési Hatóság**				
	1										Közbeszerzési Hatóság		2 109,9		
				1							*Működési költségvetés*				
					1						Személyi juttatások	918,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	190,1			
					3						Dologi kiadások	776,0			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			316,2	
											5. cím összesen:	**1 884,7**	**2 109,9**	**316,2**	
8											**Pártok támogatása**				
	1										Országos listán mandátumot szerzett pártok támogatása				
		1									FIDESZ - Magyar Polgári Szövetség	876,6			
		2									Magyar Szocialista Párt	427,0			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	I. FEJEZET Cím név / Alcím név / Jogcímcsop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		3				Jobbik Magyarországért Mozgalom - Párt	475,8			
		4				Lehet Más a Politika	173,7			
		5				Kereszténydemokrata Néppárt	152,7			
		6				Együtt - A Korszakváltók Pártja	133,6			
		7				Demokratikus Koalíció	132,0			
		8				Párbeszéd Magyarországért Párt	106,7			
		9				Magyar Liberális Párt	70,8			
9						**Pártalapítványok támogatása**				
	1					Szövetség a Polgári Magyarországért Alapítvány	529,7			
	2					Táncsics Mihály Alapítvány	234,2			
	3					Gyarapodó Magyarországért Alapítvány	266,2			
	4					Ökopolisz Alapítvány	67,6			
	5					Barankovics István Alapítvány	53,8			
	8					Váradi András Alapítvány	41,3			
	9					Megújuló Magyarországért Alapítvány	23,6			
	10					Liberális Magyarországért Alapítvány	4,3			
	11					Új Köztársaságért Alapítvány	40,2			
10						**Kampányköltségek**	6 000,0			
11						**Közszolgálati médiaszolgáltatás támogatása**				
	1					Közszolgálati hozzájárulás	71 262,6			
21						**Nemzeti Adatvédelmi és Információszabadság Hatóság**				
	1					Nemzeti Adatvédelmi és Információszabadság Hatóság				
				1		*Működési költségvetés*				
					1	Személyi juttatások	631,3			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	121,4			
					3	Dologi kiadások	200,4			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			115,1	
					7	Felújítások			15,9	
						21. cím összesen:	**953,1**		131,0	
22						**Egyenlő Bánásmód Hatóság**				
	1					Egyenlő Bánásmód Hatóság		1,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	158,4			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	32,2			
					3	Dologi kiadások	129,6			
					5	Egyéb működési célú kiadások	0,3			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			3,4	
						22. cím összesen:	320,5	1,0	3,4	
23						**Magyar Energetikai és Közmű-szabályozási Hivatal**				
	1					Magyar Energetikai és Közmű-szabályozási Hivatal		7 964,1		
				1		*Működési költségvetés*				
					1	Személyi juttatások	3 666,7			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	845,4			
					3	Dologi kiadások	954,4			
					5	Egyéb működési célú kiadások	2 247,5			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	I. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
				2						*Felhalmozási költségvetés*					
					6						Beruházások			230,1	
					8						Egyéb felhalmozási célú kiadások			20,0	
											23. cím összesen:	**7 714,0**	**7 964,1**	**250,1**	
24						**Nemzeti Választási Iroda**									
	1						Nemzeti Választási Iroda								
				1						*Működési költségvetés*					
					1						Személyi juttatások	659,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	136,8			
					3						Dologi kiadások	376,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			50,0	
	2						Fejezeti kezelésű előirányzatok								
		1						Időközi és nemzetiségi választások lebonyolítása				458,0			
		2						A választási rendszerek működtetése				1 200,0		300,0	
		3						2018. évi országgyűlési képviselőválasztás				5 755,0		845,0	
											24. cím összesen:	8 585,9		**1 195,0**	
25						**Nemzeti Emlékezet Bizottságának Hivatala**									
	1						Nemzeti Emlékezet Bizottságának Hivatala								
				1						*Működési költségvetés*					
					1						Személyi juttatások	468,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	87,6			
					3						Dologi kiadások	231,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			21,0	
											25. cím összesen:	787,0		**21,0**	

I. ORSZÁGGYŰLÉS	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**124 909,4**	**10 980,0**	**-113 929,4**
Hazai felhalmozási költségvetés	**11 177,4**	**0,0**	**-11 177,4**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
I. fejezet összesen	**136 086,8**	**10 980,0**	**-125 106,8**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	II. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						II. KÖZTÁRSASÁGI ELNÖKSÉG									
1						**Köztársasági Elnöki Hivatal**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	798,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	169,2			
					3						Dologi kiadások	431,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			51,6	
					7						Felújítások			3,0	
					8						Egyéb felhalmozási célú kiadások			2,0	
2						**Fejezeti kezelésű előirányzatok**									
	2						Célelőirányzatok								
		1						Állami kitüntetések				436,7			
		2						Köztársasági elnök közcélú felajánlásai, adományai				73,0			
		3						Államfői Protokoll kiadásai							
			1						Államfői Protokoll kiadásai			450,0			
	4						Fejezeti tartalék					26,3			

II. KÖZTÁRSASÁGI ELNÖKSÉG	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**2 385,3**	**0,0**	**-2 385,3**
Hazai felhalmozási költségvetés	**56,6**	**0,0**	**-56,6**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
II. fejezet összesen	**2 441,9**	**0,0**	**-2 441,9**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	III. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
											III. ALKOTMÁNYBÍRÓSÁG				
1						**Alkotmánybíróság**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 142,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	318,1			
					3						Dologi kiadások	305,2			
					4						Ellátottak pénzbeli juttatásai	43,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			70,0	

III. ALKOTMÁNYBÍRÓSÁG	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**1 809,0**	**0,0**	**-1 809,0**
Hazai felhalmozási költségvetés	**70,0**	**0,0**	**-70,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
III. fejezet összesen	**1 879,0**	**0,0**	**-1 879,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	IV. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						IV. ALAPVETŐ JOGOK BIZTOSÁNAK HIVATALA									
1						**Alapvető Jogok Biztosának Hivatala**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	862,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	181,1			
					3						Dologi kiadások	251,8			
					5						Egyéb működési célú kiadások	4,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			31,7	

IV. ALAPVETŐ JOGOK BIZTOSÁNAK HIVATALA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**1 299,8**	**0,0**	**-1 299,8**
Hazai felhalmozási költségvetés	**31,7**	**0,0**	**-31,7**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
IV. fejezet összesen	**1 331,5**	**0,0**	**-1 331,5**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	V. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
						V. ÁLLAMI SZÁMVEVŐSZÉK									
1						**Állami Számvevőszék**							17,0		3,0
				1				*Működési költségvetés*							
					1				Személyi juttatások			6 419,9			
					2				Munkaadókat terhelő járulékok és szociális hozzájárulási adó			1 326,8			
					3				Dologi kiadások			1 118,1			
					5				Egyéb működési célú kiadások			2,0			
				2				*Felhalmozási költségvetés*							
					6				Beruházások					296,8	
					7				Felújítások					153,8	

V. ÁLLAMI SZÁMVEVŐSZÉK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**8 866,8**	**17,0**	**-8 849,8**
Hazai felhalmozási költségvetés	**450,6**	**3,0**	**-447,6**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
V. fejezet összesen	**9 317,4**	**20,0**	**-9 297,4**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	VI. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						VI. BÍRÓSÁGOK									
1						**Bíróságok**							2 066,1		
				1						*Működési költségvetés*					
					1						Személyi juttatások	63 213,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	15 307,9			
					3						Dologi kiadások	17 790,8			
					4						Ellátottak pénzbeli juttatásai	15,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			7 307,5	
					7						Felújítások			266,0	
2						Kúria							192,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	2 582,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	653,5			
					3						Dologi kiadások	289,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			77,0	
3						**Fejezeti kezelésű előirányzatok**									
	1						Beruházás								
		2						Igazságszolgáltatás beruházásai						5 583,0	
	3						Igazságszolgáltatás működtetése					1 561,9			

VI. BÍRÓSÁGOK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**101 414,7**	**2 258,1**	**-99 156,6**
Hazai felhalmozási költségvetés	**13 233,5**	**0,0**	**-13 233,5**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
VI. fejezet összesen	**114 648,2**	**2 258,1**	**-112 390,1**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / VIII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						VIII. ÜGYÉSZSÉG				
1						**Ügyészségek**		37,0		65,0
				1		*Működési költségvetés*				
					1	Személyi juttatások	30 587,2			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	6 370,3			
					3	Dologi kiadások	3 640,6			
					5	Egyéb működési célú kiadások	6,8			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			2 336,5	
					7	Felújítások			30,0	
					8	Egyéb felhalmozási célú kiadások			70,0	
3						**Fejezeti kezelésű előirányzatok**				
	4					Jogerősen megállapított kártérítések célelőirányzata	30,0			
	6					Fejezeti tartalék	196,1			

VIII. ÜGYÉSZSÉG	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**40 831,0**	**37,0**	**-40 794,0**
Hazai felhalmozási költségvetés	**2 436,5**	**65,0**	**-2 371,5**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
VIII. fejezet összesen	**43 267,5**	**102,0**	**-43 165,5**

millió forintban

Cím szám	Alcím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	IX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI									
1						**A helyi önkormányzatok általános működésének és ágazati feladatainak támogatása**									
	1						A helyi önkormányzatok működésének általános támogatása					154 437,3			
	2						A települési önkormányzatok egyes köznevelési feladatainak támogatása					192 632,7			
	3						A települési önkormányzatok egyes szociális és gyermekjóléti feladatainak támogatása					157 322,8			
	4						A települési önkormányzatok gyermekétkeztetési feladatainak támogatása					79 304,7			
	5						A települési önkormányzatok kulturális feladatainak támogatása					38 482,6			
2						**A helyi önkormányzatok működési célú kiegészítő támogatásai**						48 651,0			
3						**A helyi önkormányzatok felhalmozási célú kiegészítő támogatásai**								34 575,2	

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**670 831,1**	**0,0**	**-670 831,1**
Hazai felhalmozási költségvetés	**34 575,2**	**0,0**	**-34 575,2**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
IX. fejezet összesen	705 406,3	0,0	-705 406,3

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	X. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						X. IGAZSÁGÜGYI MINISZTÉRIUM									
1						Igazságügyi Minisztérium igazgatása							630,2		
				1						*Működési költségvetés*					
					1						Személyi juttatások	3 754,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	775,5			
					3						Dologi kiadások	1 503,3			
					5						Egyéb működési célú kiadások	10,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			53,9	
20						**Fejezeti kezelésű előirányzatok**									
	2						Célelőirányzatok								
		1						IM felügyelete alá tartozó szervezetek és szakmai programok támogatása				431,1			
		2						A jogászképzés színvonalának emelését célzó programok támogatása				500,0			
		4						Igazságszolgáltatási szervek részvétele a jogszabályelőkészítésben				154,7			
		10						Igazságügyi regionális együttműködés				20,0			
		17						A büntetőeljárásról szóló törvény alapján megállapított kártalanítás				120,0			
		18						Jogi segítségnyújtás				249,0			
		19						Magyar alkotmányos identitás kifejezésre juttatása, nemzettudat, jogvédelem és jogérvényesítés				35,0			
		20						Bűncselekmények áldozatainak kárenyhítése				100,0			
		27						Nemzetközi kötelezettségek teljesítése				80,5			
		28						Magán- és egyéb jogi személyek kártérítése				1 000,0			
	25						Fejezeti általános tartalék					78,0			
	26						Fejezeti stabilitási tartalék					89,8			

X. IGAZSÁGÜGYI MINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**8 901,1**	**630,2**	**-8 270,9**
Hazai felhalmozási költségvetés	**53,9**	**0,0**	**-53,9**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
X. fejezet összesen	**8 955,0**	**630,2**	**-8 324,8**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XI. FEJEZET	2018. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XI. MINISZTERELNÖKSÉG									
1						**Miniszterelnökség igazgatása**							6 567,8		22,5
				1						*Működési költségvetés*					
					1						Személyi juttatások	9 796,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 987,0			
					3						Dologi kiadások	8 826,1			
					4						Ellátottak pénzbeli juttatásai	40,6			
					5						Egyéb működési célú kiadások	36,9			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			8 238,1	
					7						Felújítások			221,0	
					8						Egyéb felhalmozási célú kiadások			16,0	
2						**Információs Hivatal**							180,0		46,2
				1						*Működési költségvetés*					
					1						Személyi juttatások	5 512,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 068,9			
					3						Dologi kiadások	5 617,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 605,2	
					7						Felújítások			107,3	
					8						Egyéb felhalmozási célú kiadások			90,0	
3						**Nemzetstratégiai Kutató Intézet**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	650,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	163,6			
					3						Dologi kiadások	352,1			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			40,0	
5						**Magyarország Európai Unió melletti Állandó Képviseletének igazgatása**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	3 085,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	650,2			
					3						Dologi kiadások	1 062,9			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			67,5	
					7						Felújítások			40,0	
6						**Rendszerváltás Történetét Kutató Intézet és Archívum**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	177,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	37,4			
					3						Dologi kiadások	87,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			5,0	
7						**Nemzeti Örökség Intézete**							50,2		
				1						*Működési költségvetés*					
					1						Személyi juttatások	636,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	122,1			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XI. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
					3						Dologi kiadások	824,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			6,5	
8						**VERITAS Történetkutató Intézet**							15,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	334,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	72,4			
					3						Dologi kiadások	346,9			
10						**Magyar Nyelvstratégiai Intézet**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	98,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	20,4			
					3						Dologi kiadások	26,9			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			20,0	
12						**Fővárosi, megyei kormányhivatalok és járási kormányhivatalok**							41 394,7		8,3
				1						*Működési költségvetés*					
					1						Személyi juttatások	155 924,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	33 185,6			
					3						Dologi kiadások	29 323,3			
					5						Egyéb működési célú kiadások	1 034,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			3 988,3	
					7						Felújítások			2 257,1	
					8						Egyéb felhalmozási célú kiadások			8,3	
14						**Nemzeti Közszolgálati Egyetem**							2 901,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	3 867,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	868,9			
					3						Dologi kiadások	4 021,7			
					4						Ellátottak pénzbeli juttatásai	185,1			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			270,4	
18						**Felsőbbfokú Tanulmányok Intézete**							1,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	399,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	81,7			
					3						Dologi kiadások	138,3			
30						**Fejezeti kezelésű előirányzatok**									
	1						Célelőirányzatok								
		6						Nemzeti Sírkerthez és Emlékhelyekhez kapcsolódó kiadások				74,2			
		7						A Versenyszféra és a Kormány Állandó Konzultációs Fórumával kapcsolatos kiadások				580,0		20,0	
		8						Antall József Politika- és Társadalomtudományi Tudásközpont Alapítvány támogatása				590,0		10,0	
		9						"Az Élet Menete" Alapítvány támogatása				70,0			
		10						Az Országos Közszolgálati Érdekegyeztető Tanács tevékenységében közreműködő szervezetek támogatása				430,0		20,0	
		17						Magyarországi Zsidó Örökség Közalapítvány működéséhez és feladatainak ellátásához szükséges hozzájárulás				58,0			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XI. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		18						Holocaust Dokumentációs Központ és Emlékgyűjtemény Közalapítvány				200,0		20,0	
		19						Alapítvány a Kelet- és Közép-európai Kutatásért és Képzésért				140,0		10,0	
		37						Országos Építésügyi és Területrendezési e-Nyilvántartás működtetése				297,3		56,0	
		38						Építésügyi, építészeti és településügyi feladatok				587,7		101,3	
		39						Dokumentációs Központ működtetése, fenntartása és fejlesztése				124,6		23,9	
		42						Közép- és Kelet-európai Történelem és Társadalom Kutatásért Közalapítvány támogatása							
			1						Közép- és Kelet-európai Történelem és Társadalom Kutatásért Közalapítvány működésének támogatása			320,0			
			2						Közép- és Kelet-európai Történelem és Társadalom Kutatásért Közalapítvány szakmai feladatainak támogatása			240,0			
			3						Kertész Imre Intézet működésével és feladatellátásával kapcsolatos kiadások			650,0			
		43						Kulturális örökségvédelmi szakmai feladatok				52,3		1 579,0	
		44						Világörökségi törvényből adódó feladatok ellátása				130,5		24,0	
		45						Magyar Kormánytisztviselői Kar működésének támogatása				79,8			
		46						Ludovika Campus				1 060,0		3 940,0	
		47						Határon Átnyúló Kezdeményezések Közép-európai Segítő Szolgálata				70,0			
		48						Nemzeti emlékhelyekkel kapcsolatos feladatok ellátása						49,5	
		50						Határontúli műemlék-felújítási program				39,5		210,0	
		55						Területrendezési feladatok				49,5			
		57						Kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása gazdasági társaságok részére							
			1						Gödöllői Királyi Kastély Közhasznú Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatai ellátásának támogatása			328,9			
			2						Helikon Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása			137,0		1 854,0	
			3						Várgondnokság Közhasznú Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása			824,0			
			4						Budavári Ingatlanfejlesztő és Üzemeltető Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása			1 882,4		751,4	
			5						Millenáris Tudományos Kulturális Közhasznú Nonprofit Kft.kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása			18,6		0,3	
			6						Eszterháza Kulturális, Kutató- és Fesztiválközpont Közhasznú Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatatok ellátásának támogatása			776,7		94,5	
		58						Örökségvédelmi civil szervezetek támogatása				3,7			
		60						Fővárosi és megyei kormányhivatalok működésével kapcsolatos egyéb feladatok				740,0			
		63						Szabadságharcosokért Közalapítvány támogatása				200,0			
		66						Kormányablak program megvalósítása				1 385,9		1 500,0	
		68						Károlyi József Alapítvány támogatása				60,0			
		72						Építésügyi bontási feladatok				73,5		75,0	
		73						Nemzetközi kötelezettségek teljesítése				20,0			
		74						Egyes kiemelt rekonstrukciók és szakmai programok támogatása				50,0			
		75						Nemzeti Hauszmann Terv						2 045,5	
		76						AVICENNA Kutatási Nonprofit Kft. működésének támogatása				150,0			
		77						Széchenyi Programiroda Tanácsadó és Szolgáltató NKft. működéséhez és feladatainak ellátásához szükséges hozzájárulás				50,0			
		78						Modern Városok Program						150 000,0	

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XI. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		81						Szabolcs-Szatmár-Bereg megye és Kárpátalja fejlesztési feladatok				650,0		200,0	
		83						Miniszterelnökség tulajdonosi joggyakorlásába tartozó társaságok működéséhez és feladatainak ellátásához szükséges hozzájárulás				200,0			
		86						Népi Építészeti Program						1 500,0	
		88						Nemzeti Kastélyprogram						1 000,0	
		90						Nemzeti Várprogram						200,0	
		92						Habsburg Ottó Alapítvány működéséhez és feladatainak ellátásához szükséges hozzájárulás				400,0			
		93						Településképi- és Okos Város feladatok				60,0			
		94						Paks II. projekthez kapcsolódó egyéb beruházások						20 000,0	
	2						Fejezeti általános tartalék					4 940,8			
	3						Határon túli magyarok programjainak támogatása								
		1						Nemzetpolitikai tevékenység támogatása				8 286,4		200,0	
	5						Fővárosi és megyei kormányhivatalok peres ügyei					10,0			
	6						Fejezeti stabilitási tartalék					1 741,2			
	7						Európai uniós fejlesztési programok								
		1						EU utazási költségtérítések				340,2	340,0		
31						**Kormányzati Ellenőrzési Hivatal**									
	1						Kormányzati Ellenőrzési Hivatal						1,0		6,6
				1						*Működési költségvetés*					
					1						Személyi juttatások	642,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	134,5			
					3						Dologi kiadások	176,6			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			18,8	
					7						Felújítások			31,7	
					8						Egyéb felhalmozási célú kiadások			6,6	
	2						Fejezeti kezelésű előirányzatok								
		1						Fejezeti stabilitási tartalék						10,2	
											31. cím összesen:	954,0	1,0	67,3	6,6
32						**Központi kezelésű előirányzatok**									
	1						Rendkívüli kormányzati intézkedések					110 000,0			
	2						Országvédelmi Alap					60 000,0			
	3						Céltartalékok								
		1						Közszférában foglalkoztatottak bérkompenzációja				20 000,0			
		2						Különféle kifizetések				1 300,0			
		3						Ágazati életpályák és bérintézkedések				65 750,5			
		4						Hazai bölcsődefejlesztési program						3 500,0	
	5						Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások								
		1						Paks II Atomerőmű Fejlesztő Zrt. tőkeemelése						106 688,4	

XI. MINISZTERELNÖKSÉG	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	557 843,6	51 451,5	-506 392,1
Hazai felhalmozási költségvetés	312 720,8	83,6	-312 637,2
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
XI. fejezet összesen	870 564,4	51 535,1	-819 029,3

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	XII. FEJEZET (Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve)	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XII. FÖLDMŰVELÉSÜGYI MINISZTÉRIUM				
1						**Földművelésügyi Minisztérium igazgatása**		127,6		20,0
				1		*Működési költségvetés*				
					1	Személyi juttatások	4 939,0			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 076,6			
					3	Dologi kiadások	1 353,0			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			60,7	
					8	Egyéb felhalmozási célú kiadások			20,0	
2						**Nemzeti Élelmiszerlánc-biztonsági Hivatal**		10 169,2		
				1		*Működési költségvetés*				
					1	Személyi juttatások	5 920,8			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 285,7			
					3	Dologi kiadások	6 547,1			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			983,7	
					7	Felújítások			250,0	
4						**Ménesgazdaságok**		3 451,6		29,8
				1		*Működési költségvetés*				
					1	Személyi juttatások	658,2			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	153,7			
					3	Dologi kiadások	3 259,0			
					5	Egyéb működési célú kiadások	0,3			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			240,2	
6						**Mezőgazdasági középfokú szakoktatás intézményei**		5 338,3		1,5
				1		*Működési költségvetés*				
					1	Személyi juttatások	17 075,6			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 319,1			
					3	Dologi kiadások	4 491,5			
					4	Ellátottak pénzbeli juttatásai	173,4			
					5	Egyéb működési célú kiadások	0,9			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			57,2	
					7	Felújítások			12,6	
					8	Egyéb felhalmozási célú kiadások			0,6	
7						**Magyar Mezőgazdasági Múzeum és Könyvtár**		136,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	411,1			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	85,7			
					3	Dologi kiadások	138,8			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			0,5	
8						**Nemzeti Agrárkutatási és Innovációs Központ**		1 799,9		6,0
				1		*Működési költségvetés*				
					1	Személyi juttatások	2 497,7			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	524,5			
					3	Dologi kiadások	1 797,8			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
					5						Egyéb működési célú kiadások	0,9			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			39,5	
10						**Génmegőrzési Intézmények**							185,3		
				1						*Működési költségvetés*					
					1						Személyi juttatások	551,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	120,6			
					3						Dologi kiadások	322,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			60,0	
12						**Országos Meteorológiai Szolgálat**							1 239,7		3,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	873,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	195,8			
					3						Dologi kiadások	578,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			54,4	
					8						Egyéb felhalmozási célú kiadások			3,0	
14						**Nemzeti park igazgatóságok**							5 244,3		32,8
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 175,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	817,8			
					3						Dologi kiadások	3 885,4			
					5						Egyéb működési célú kiadások	76,1			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			333,3	
					7						Felújítások			17,0	
					8						Egyéb felhalmozási célú kiadások			4,2	
17						**Nemzeti Földalapkezelő Szervezet**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 325,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	286,4			
					3						Dologi kiadások	625,2			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			130,4	
19						**Agrárgazdasági Kutató Intézet**							256,7		
				1						*Működési költségvetés*					
					1						Személyi juttatások	569,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	133,0			
					3						Dologi kiadások	452,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			0,1	
20						**Fejezeti kezelésű előirányzatok**									
	2						Környezetvédelmi célelőirányzatok								
		1						Szigetközi ökológiai monitoring feladatok támogatása				55,0			
		2						Hortobágyi Természetvédelmi és Génmegőrző Nonprofit Kft. szakmai feladatainak támogatása				455,3			
		3						Környezetvédelmi pályázatok támogatása				1 046,8			
		9						Természetvédelmi kártalanítás				1 143,2		50,0	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		10						Természetvédelmi pályázatok támogatása				685,9		271.5	
		11						Hulladék-gazdálkodási feladatok támogatása				11 650,0			
		12						Az Országos Hulladékgazdálkodási Terv megvalósításával összefüggő feladatok				300,0			
		14						Állami feladatok átvállalása a Nemzeti Környezetvédelmi Program megvalósításában				81,0			
		21						Kisméretű szálló por (PM10) koncentrációjának csökkentésével kapcsolatos kiadások				93,6		4.0	
		23						Települési stratégiai zajtérképekkel és intézkedési tervekkel kapcsolatos feladatok				152,4			
	3						Agrár célelőirányzatok								
		2						Agrárkutatás támogatása				133,8			
		4						Határon átnyúló agrár- és környezetvédelmi feladatok támogatása				100,0			
		5						Tanyafejlesztési Program				48,0		1 176.0	
		6						Hungarikumok és a nemzeti értéktár megőrzésének, népszerűsítésének támogatása				494,9			
		8						Agrárágazati szakmai civil szervezetek és képviseletek támogatása				110,0			
		10						Parlagfű elleni közérdekű védekezés végrehajtásának támogatása				44,7			
		13						Osztatlan földtulajdon kimérésének költségei				2 609,0			
		16						Ágazati gazdasági és hivatásrendi kamarák állami feladatainak támogatása				12,6			
		19						Állami génmegőrzési feladatok támogatása				90,4			
		20						Hegyközségek Nemzeti Tanácsa				550,0			
		21						Pálinka Nemzeti Tanács				70,0			
		25						Nemzetközi szervezetek tagsági díjai				1 732,8			
		31						Magyar Agrár-, Élelmiszergazdasági és Vidékfejlesztési Kamara közfeladatainak támogatása				2 852,0			
		33						Lovas rendezvények támogatása				185,0			
		35						Állatvédelem támogatása				53,2			
		36						Agrármarketing célelőirányzat				766,8		30.0	
		37						Herman Ottó Intézet által ellátott közfeladatok támogatása				586,2			
	5						Nemzeti támogatások								
		3						Állattenyésztési feladatok				1 300,0			
		4						A sertéságazat helyzetét javító stratégiai intézkedések támogatása				621,6		500,0	
		5						Vadgazdálkodás támogatása				98,6			
		6						Nemzeti Erdőprogram							
			3						Erdőfelújítás, erdők a klímaváltozásban			128,6			
			4						Fenntartható erdőgazdálkodás, erdészeti környezeti nevelés			24,0		113.5	
		7						Fejlesztési típusú támogatások				21,4			
		8						Nemzeti agrártámogatások				78 560,0			
		9						Állami halgazdálkodási feladatok támogatása				500,3			
		10						Nemzeti agrárkár-enyhítés				8 600,0	4 300,0		
		11						Erdei kisvasutak üzemeltetési támogatása				45,0			
		12						Sertések reprodukciós zavarokkal és légzőszervi tünetekkel járó szindrómájától való mentesítés támogatása				875,0			
	6						Állat, növény- és GMO-kártalanítás					1 200,0			
	8						Állami tulajdonú társaságok szakmai feladatainak támogatása								
		1						Állami ménesbirtokok szakmai feladatainak támogatása				161,0			
		2						Állami erdőgazdasági társaságok szakmai feladatainak támogatása				500,0			
	13						Peres ügyek					97,5			
	14						Fejezeti általános tartalék					130,4			
	18						Fejezeti stabilitási tartalék					1 666,9			

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
	20						Európai uniós fejlesztési programok								
		1						Uniós programok kiegészítő támogatása							
			1						Méhészeti Nemzeti Program			788,0			
			2						Igyál tejet program			4 300,0			
			3						Egyes speciális szövetkezések (TÉSZ) támogatása			4 080,0			
			4						Egyes állatbetegségek megelőzésének és felszámolásának támogatása			537,0			
			5						Iskolagyümölcs program			2 287,0			
21						**Központi kezelésű előirányzatok**									
	1						Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások								
		1						Állami erdőgazdasági társaságok tőkeemelése						550,0	

XII. FÖLDMŰVELÉSÜGYI MINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**191 333,0**	**32 248,6**	**-159 084,4**
Hazai felhalmozási költségvetés	**4 962,4**	**93,1**	**-4 869,3**
Európai uniós fejlesztési költségvetés	**11 992,0**	**0,0**	**-11 992,0**
XII. fejezet összesen	**208 287,4**	**32 341,7**	**-175 945,7**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XIII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XIII. HONVÉDELMI MINISZTÉRIUM									
1						**Honvédelmi Minisztérium**									
	1						Honvédelmi Minisztérium igazgatása						5,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	5 141,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 041,3			
					3						Dologi kiadások	1 134,1			
					4						Ellátottak pénzbeli juttatásai	23,2			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			20,9	
					8						Egyéb felhalmozási célú kiadások			1,0	
	2						Egyéb HM szervezetek						2 102,6		1 608,4
				1						*Működési költségvetés*					
					1						Személyi juttatások	5 882,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 147,7			
					3						Dologi kiadások	82 368,4			
					4						Ellátottak pénzbeli juttatásai	346,2			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			11 802,1	
					7						Felújítások			8 369,0	
					8						Egyéb felhalmozási célú kiadások			1 578,4	
2						**Magyar Honvédség**									
	1						Honvéd Vezérkar közvetlen szervezetei						5 219,2		150,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	35 208,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	6 983,5			
					3						Dologi kiadások	36 976,2			
					4						Ellátottak pénzbeli juttatásai	196,1			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			32 422,3	
					7						Felújítások			9 849,6	
					8						Egyéb felhalmozási célú kiadások			150,0	
	2						MH ÖHP és alárendelt szervezetei						477,3		
				1						*Működési költségvetés*					
					1						Személyi juttatások	65 698,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	12 906,1			
					3						Dologi kiadások	8 054,9			
					4						Ellátottak pénzbeli juttatásai	459,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			181,3	
3						**Katonai Nemzetbiztonsági Szolgálat**							150,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	9 324,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 869,6			
					3						Dologi kiadások	4 301,9			
					4						Ellátottak pénzbeli juttatásai	38,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 679,0	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — XIII. FEJEZET	2018. évi előirányzat			
							Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
6						**MH Egészségügyi Központ**		24 798,3		
				1		*Működési költségvetés*				
					1	Személyi juttatások	19 685,6			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	4 142,9			
					3	Dologi kiadások	8 832,6			
					4	Ellátottak pénzbeli juttatásai	116,1			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			285,7	
7						**Kratochvil Károly Honvéd Középiskola és Kollégium**				
				1		*Működési költségvetés*				
					1	Személyi juttatások	246,1			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	53,0			
					3	Dologi kiadások	0,5			
					4	Ellátottak pénzbeli juttatásai	1,7			
8						**Fejezeti kezelésű előirányzatok**				
	2					Ágazati célelőirányzatok				
		1				NATO és EU felajánlás alapján kialakításra kerülő készenléti alegységek alkalmazásának kiadásai (NRF, Battle Group, DCM és NFIU)	100,0			
		3				Honvédelem érdekében tevékenykedő civil szervezetek és érdekképviseleti szervek támogatása				
			6			Honvédelem érdekében tevékenykedő civil szervezetek pályázati támogatása	55,0			
			19			Honvédelem érdekében tevékenykedő civil szervezetek és érdekképviseleti szervek támogatása	747,0			
		4				Hadisírgondozás támogatása				
			3			Civil szervezetek hadisírgondozással, hadisírkutatással kapcsolatos tevékenységének támogatása	12,0			
		5				Nonprofit korlátolt felelősségű társaságok támogatása	1 511,0			
		6				Honvédelmi Sportszövetség támogatása				
			1			Honvédelmi Sportszövetség működésének támogatása	1 100,0			
		25				Hozzájárulás a NATO Biztonsági Beruházási Programjához			4 092,0	
		39				Alapítványok, közalapítványok támogatása				
			1			Magyar Futball Akadémia Alapítvány támogatása	50,0			
			2			MH Szociálpolitikai Közalapítvány által ellátott feladatok támogatása	63,0			
			3			Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz	8 242,5			
		40				Nemzetközi tagdíjak, tagdíj jellegű befizetések				
			1			Hozzájárulás a NATO költségvetéséhez	4 500,0			
			2			Hozzájárulás az EU védelmi célú közös finanszírozású védelmi alapjaihoz	680,0			
		43				Tömeges bevándorlás kezeléséhez kapcsolódó kiadások	25 000,0			
	3					Fejezeti stabilitási tartalék	2 661,9			

XIII. HONVÉDELMI MINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	356 903,5	32 752,4	-324 151,1
Hazai felhalmozási költségvetés	70 431,3	1 758,4	-68 672,9
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
XIII. fejezet összesen	427 334,8	34 510,8	-392 824,0

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XIV. FEJEZET	2018. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XIV. BELÜGYMINISZTÉRIUM									
1						**Belügyminisztérium igazgatása**							10 467,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	7 590,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 544,5			
					3						Dologi kiadások	28 236,7			
					5						Egyéb működési célú kiadások	149,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			10 226,6	
					7						Felújítások			86,6	
2						**Nemzeti Védelmi Szolgálat**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 425,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	884,7			
					3						Dologi kiadások	584,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			30,9	
4						**Terrorelhárítási Központ**							150,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	13 033,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 662,7			
					3						Dologi kiadások	2 380,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			908,4	
					7						Felújítások			300,0	
5						**Büntetés-végrehajtás**							2 715,6		
				1						*Működési költségvetés*					
					1						Személyi juttatások	47 388,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	8 741,0			
					3						Dologi kiadások	31 095,7			
					4						Ellátottak pénzbeli juttatásai	2,7			
					5						Egyéb működési célú kiadások	2,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			25 612,4	
					7						Felújítások			157,7	
					8						Egyéb felhalmozási célú kiadások			113,0	
7						**Rendőrség**							6 134,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	218 236,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	44 548,1			
					3						Dologi kiadások	37 738,1			
					5						Egyéb működési célú kiadások	826,6			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			17 270,8	
					7						Felújítások			459,7	
					8						Egyéb felhalmozási célú kiadások			105,0	
8						**Alkotmányvédelmi Hivatal**							27,4		20,0
				1						*Működési költségvetés*					

millió forintban

Cím szám	Alcím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XIV. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
					1						Személyi juttatások	6 907,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 426,5			
					3						Dologi kiadások	810,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			106,4	
					7						Felújítások			4 800,0	
					8						Egyéb felhalmozási célú kiadások			20,0	
9						**Nemzetbiztonsági Szakszolgálat**							230,0		23,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	13 887,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 762,6			
					3						Dologi kiadások	3 741,1			
					5						Egyéb működési célú kiadások	0,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			2 705,0	
					8						Egyéb felhalmozási célú kiadások			43,9	
10						**Terrorelhárítási Információs és Bűnügyi Elemző Központ**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 140,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	235,0			
					3						Dologi kiadások	688,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			79,6	
12						**BM Országos Katasztrófavédelmi Főigazgatóság**							2 883,2		
				1						*Működési költségvetés*					
					1						Személyi juttatások	55 258,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	10 485,1			
					3						Dologi kiadások	9 605,7			
					5						Egyéb működési célú kiadások	18,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			3 706,5	
					7						Felújítások			606,7	
					8						Egyéb felhalmozási célú kiadások			18,0	
13						**Bevándorlási és Menekültügyi Hivatal**							104,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 763,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	970,1			
					3						Dologi kiadások	3 332,6			
					4						Ellátottak pénzbeli juttatásai	20,0			
					5						Egyéb működési célú kiadások	189,6			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			458,7	
17						**Vízügyi Igazgatóságok**							2 940,7		
				1						*Működési költségvetés*					
					1						Személyi juttatások	11 565,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 586,1			
					3						Dologi kiadások	12 192,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			883,1	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Elő-ir. csop. név — XIV. FEJEZET — Kiemelt előirányzat neve	2018. évi előirányzat: Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
20						**Fejezeti kezelésű előirányzatok**				
	1					Ágazati célfeladatok				
		2				Energia-racionalizálás			100,3	100,3
		50				Víz-, környezeti és természeti katasztrófa kárelhárítás	1 200,0			
		56				Kormányzati infokommunikációs szolgáltatások	35 206,1			
	2					Alapítványok és társadalmi önszerveződések támogatása				
		2				Társadalmi önszerveződések támogatása				
			3			Országos Polgárőr Szövetség	1 050,0			
			5			Önkéntes tűzoltóegyesületek és mentőszervezetek támogatása	700,0			
			11			Társadalmi szervezetek, alapítványok támogatása	172,0			
	8					Önkormányzati tűzoltóságok eszközfejlesztésének támogatása			225,0	
	9					Önkormányzati tűzoltóságok bérrendezésének támogatása	141,2			
	10					Önkormányzati tűzoltóságok normatív támogatása	1 963,0			
	11					Duna Művész Együttesek támogatása	366,7			
	12					Hivatásos életpályával összefüggő kiadások	14 400,0			
	14					A Víz Keretirányelv végrehajtásához szükséges intézkedési program	400,0			
	15					Hivatásos állomány túlszolgálatának pénzbeli megváltásával összefüggő kiadások	2 821,4			
	16					Hivatásos állomány új társasági egyenruházatának bevezetésével összefüggő kiadások	3 000,0			
	17					Hivatásos állomány szolgálatteljesítéssel összefüggő egészségügyi alkalmatlanná válásával kapcsolatos életjáradéka	100,0			
	18					Magyar Rendvédelmi Kar	50,0			
	19					A Nemzeti Bűnmegelőzési Stratégia feladatrendszerének támogatása	823,5			
	20					Hivatásos állomány lakhatási feltételeinek javítása	2 815,0			
	21					Tömeges bevándorlás kezeléséhez kapcsolódó kiadások	50 000,0			
	22					A terrorellenes intézkedések megvalósításához kapcsolódó kiadások	410,0		1 090,0	
	23					Fejezeti stabilitási tartalék	4 930,1			
	25					Európai uniós fejlesztési programok				
		1				Európai Uniós és nemzetközi projektek/programok megvalósításához kapcsolódó kiadások	469,4	200,0	445,4	
		4				Belügyi Alapok				
			1			Belső Biztonsági Alap	484,1		4 461,8	
			2			Menekültügyi, Migrációs és Integrációs Alap	1 910,0		100,0	
			3			Belügyi Alapok technikai költségkerete	51,5		40,9	
21						**Központi kezelésű előirányzatok**				
	1					K-600 hírrendszer működtetésére	55,0			

XIV. BELÜGYMINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	713 261,6	25 653,1	-687 608,5
Hazai felhalmozási költségvetés	70 114,3	143,3	-69 971,0
Európai uniós fejlesztési költségvetés	7 963,1	200,0	-7 763,1
XIV. fejezet összesen	791 339,0	25 996,4	-765 342,6

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XV. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XV. NEMZETGAZDASÁGI MINISZTÉRIUM									
1						Nemzetgazdasági Minisztérium igazgatása							7 557,5		38,3
				1						*Működési költségvetés*					
					1						Személyi juttatások	11 515,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 620,5			
					3						Dologi kiadások	2 269,5			
					5						Egyéb működési célú kiadások	32,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			363,2	
					8						Egyéb felhalmozási célú kiadások			38,3	
4						**Nemzeti Akkreditáló Hatóság**							231,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	243,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	49,9			
					3						Dologi kiadások	79,9			
					5						Egyéb működési célú kiadások	9,0			
5						**Közbeszerzési és Ellátási Főigazgatóság**							9 438,1		167,4
				1						*Működési költségvetés*					
					1						Személyi juttatások	3 277,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	755,1			
					3						Dologi kiadások	24 476,7			
					5						Egyéb működési célú kiadások	5,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			2 418,0	
					7						Felújítások			1 487,5	
6						**Nemzeti Szakképzési és Felnőttképzési Hivatal**							471,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 258,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	283,3			
					3						Dologi kiadások	551,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			144,7	
7						**Szakképzési Centrumok**							2 410,6		
				1						*Működési költségvetés*					
					1						Személyi juttatások	98 516,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	20 982,6			
					3						Dologi kiadások	25 066,7			
					4						Ellátottak pénzbeli juttatásai	860,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			183,5	
					7						Felújítások			47,6	
8						Magyar Államkincstár							26 483,8		
				1						*Működési költségvetés*					
					1						Személyi juttatások	21 355,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	5 001,0			
					3						Dologi kiadások	24 475,4			
					5						Egyéb működési célú kiadások	1 608,2			
				2						*Felhalmozási költségvetés*					

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XV. FEJEZET	2018. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
					6						Beruházások			2 583,7	
					7						Felújítások			383,7	
					8						Egyéb felhalmozási célú kiadások			21,8	
16						**Európai Támogatásokat Auditáló Főigazgatóság**							1 117,5		6,8
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 065,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	274,7			
					3						Dologi kiadások	467,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			9,3	
17						**Szellemi Tulajdon Nemzeti Hivatala**							3 276,6		
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 482,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	410,0			
					3						Dologi kiadások	1 259,0			
					5						Egyéb működési célú kiadások	125,5			
25						**Fejezeti kezelésű előirányzatok**									
	2						Ágazati célelőirányzatok								
		5						Kárrendezési célelőirányzat							
			1						Függő kár kifizetés			250,0			
			2						Járadék kifizetés			3 330,0			
			3						Tőkésítésre kifizetés			10,0			
		6						Ár- és belvízvédelmi kártalanítási feladatok				0,1			
		7						Hozzájárulás a könyvvizsgálói közfelügyeleti rendszer működtetéséhez				3,0			
		8						Felelős játékszervezési tevékenység támogatása				66,3		66,3	
		10						Kincstár informatikai stratégiájának végrehajtása				1 020,0		1 980,0	
	4						Területfejlesztési feladatok								
		1						Területfejlesztéssel összefüggő feladatok				460,1		10,5	
		5						Pest megyei fejlesztések				158,0		29 842,0	
	5						Belgazdasági feladatok								
		1						Gazdasági Zöldítési Rendszer				736,0		4 929,5	
		3						Teljesítésigazolási Szakértői Szerv működési támogatása				150,5		0,5	
		4						Az ágazat védelmi felkészítésének állami feladatai a honvédelmi törvény alapján				4,2			
		5						Nemzetközi szabványosítási feladatok				170,0			
		6						MKIK támogatása				50,0			
		7						Nagyvállalati beruházási támogatások						15 000,0	
		10						Intézményi kezességi díjtámogatások				1 403,6			
		11						Irinyi terv végrehajtása							
			1						Irinyi Terv iparstratégiai támogatásai					2 500,0	
			2						Beszállítói-fejlesztési Program			3 000,0			
			3						Kötöttpályás járműgyártás fejlesztése					5 500,0	
			4						Ipar 4.0. program					1 500,0	
	7						Egyéb fejezeti kezelésű előirányzatok								
		2						Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok				581,0			
		3						A 2007-2013. évek közötti operatív programok visszaforgó pénzeszközeinek felhasználása és kezelése						14 588,0	14 588,0
		4						Nemzetgazdasági programok				131,7			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XV. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		7						Fejezeti általános tartalék				677,5			
		8						Az egykori Pénzügyminisztérium épületének rekonstrukciójával összefüggő beruházások támogatása				300,0		13 500,0	
		9						Költségvetési előrejelzések pontosságának javítása				100,0			
	9						Munkaerőpiaci és képzési feladatok								
		1						Országos Foglalkoztatási Közhasznú Nonprofit Kft. támogatása				242,3		30,0	
		3						Szakképzési Centrumok által ellátott felnőtt oktatási tevékenység finanszírozása				8 000,0			
	10						Fejezeti stabilitási tartalék					641,5			
	11						Árfolyamkockázat és egyéb, EU által nem térített kiadások								
		1						Uniós programok árfolyam-különbözete				200,0			
		2						Egyéb, EU által nem térített kiadások				500,0			
	20						Európai uniós fejlesztési programok								
		2						Európai Területi Együttműködés (2014-2020)							
			1						Duna Transznacionális Program			5,0	4,0		
			2						Interreg CENTRAL EUROPE transznacionális együttműködési program			312,4		20,9	
			3						INTERREG EUROPE Interregionális Együttműködési Program			6,1			
			4						INTERACT III Interregionális Együttműködési Program			11,3			
26						**Központi kezelésű előirányzatok**									
	1						Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások								
		1						Kibocsátási egységek értékesítéséből származó bevételek							
			1						Légiközlekedési kibocsátási egységek értékesítési bevétele						79,7
			2						Egyéb kibocsátási egységek értékesítési bevétele						22 502,7
		2						Szerencsejáték koncessziós díj					4 753,2		

XV. NEMZETGAZDASÁGI MINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**272 564,6**	**55 739,7**	**-216 824,9**
Hazai felhalmozási költségvetés	97 128,1	37 382,9	-59 745,2
Európai uniós fejlesztési költségvetés	355,7	4,0	-351,7
XV. fejezet összesen	**370 048,4**	**93 126,6**	**-276 921,8**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XVI. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XVI. NEMZETI ADÓ- ÉS VÁMHIVATAL									
1						**Nemzeti Adó- és Vámhivatal**							3 000,8		244,9
				1						*Működési költségvetés*					
					1						Személyi juttatások	99 392,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	20 417,2			
					3						Dologi kiadások	55 133,5			
					4						Ellátottak pénzbeli juttatásai	1,8			
					5						Egyéb működési célú kiadások	227,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			19 001,7	
					7						Felújítások			1 540,0	
					8						Egyéb felhalmozási célú kiadások			244,8	
2						**Fejezeti kezelésű előirányzatok**									
	1						Fejezeti stabilitási tartalék					1 375,5			

XVI. NEMZETI ADÓ- ÉS VÁMHIVATAL	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**176 548,0**	**3 000,8**	**-173 547,2**
Hazai felhalmozási költségvetés	**20 786,5**	**244,9**	**-20 541,6**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XVI. fejezet összesen	**197 334,5**	**3 245,7**	**-194 088,8**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XVII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
						XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM									
1						**Nemzeti Fejlesztési Minisztérium igazgatása**							39 455,5		41,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	11 699,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 589,3			
					3						Dologi kiadások	9 024,6			
					4						Ellátottak pénzbeli juttatásai	0,3			
					5						Egyéb működési célú kiadások	25 768,6			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			301,9	
					8						Egyéb felhalmozási célú kiadások			34,0	
4						**Országos Atomenergia Hivatal**							2 651,9		
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 848,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	389,3			
					3						Dologi kiadások	2 037,9			
					5						Egyéb működési célú kiadások	713,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			148,7	
5						**Magyar Bányászati és Földtani Hivatal**							2 282,2		
				1						*Működési költségvetés*					
					1						Személyi juttatások	960,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	204,3			
					3						Dologi kiadások	737,9			
					5						Egyéb működési célú kiadások	905,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			25,7	
11						**Kormányzati Informatikai Fejlesztési Ügynökség**							474,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	941,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	183,3			
					3						Dologi kiadások	3 388,6			
					5						Egyéb működési célú kiadások	0,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			2 723,7	
16						**Nemzeti Sportközpontok**							3 126,5		3,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	3 037,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	610,3			
					3						Dologi kiadások	8 158,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 738,4	
					7						Felújítások			38,0	
20						**Fejezeti kezelésű előirányzatok**									
	32						Közlekedési ágazati programok								
		1						A közösségi közlekedés összehangolása				447,2		6,0	
		2						Közúthálózat fenntartás és működtetés				84 399,6	1 200,0		
		3						Útdíj rendszerek működtetése				22 693,7			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XVII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		4						Nemzeti Infrastruktúra Fejlesztő Zrt. működési támogatása				5 219,3			
		6						Belvízi hajózási alapprogram						0,1	
		11						Közúti közlekedésbiztonság javítása és szakképzési feladatok				2 068,6	2 100,0	210,0	
		12						Közúti közlekedéssel összefüggő környezetvédelmi feladatok				185,0	210,0	25,0	
		13						Zajtérképezés EU tagállami feladatai				179,6		38,5	
		28						Kiemelt közúti projektek				894,6		255 612,4	
		29						Légiszállítási szolgáltatások				1 119,9			
		30						Közúthálózat felújítása				140,5		46 147,5	
		33						Budapest-Belgrád vasútvonal magyarországi szakaszának felújítása				14,0		3 986,0	
		34						Határ menti közúti fejlesztések előkészítése				3,5		996,5	
		35						Kulcsfontosságú budapesti közlekedési beruházások előkészítése				9,6		2 741,4	
		37						Kerékpáros létesítmények működtetése				1 027,0			
		39						Regionális repülőterek működésének támogatása				400,0			
		40						Légiforgalmi irányítási szolgáltatásra való felkészülés támogatása				1 092,0			
		43						Tengelysúly-mérő rendszer üzemeltetése				2 148,1			
		44						Határkikötők működtetése				260,4			
		45						Folyami információs szolgáltatások üzemeltetése				349,0			
		49						Kerékpáros létesítmények fejlesztése				38,2		10 887,8	
	33						Hazai fejlesztési programok								
		2						Hungaroring Sport Zrt. támogatása				14 030,5			
		3						Gazdaságfejlesztést szolgáló célelőirányzat				2 645,4			
		4						Hazai fejlesztési programok célelőirányzat				21,8			
		6						Balaton fejlesztési feladatok támogatása				50,0		170,0	
		9						Turisztikai célelőirányzat				12 050,0		50,0	
		24						Nemzeti Vágta rendezvény megvalósítása				180,0			
		25						Turisztikai fejlesztési célelőirányzat				144,9		41 255,1	
	34						Infokommunikációs ágazati programok								
		1						Infokommunikációs szolgáltatások, konszolidáció				1 244,2			
		2						Nemzeti Infokommunikációs Stratégia (NIS) végrehajtásához kapcsolódó feladatok				723,1			
		3						Űrtevékenységekkel kapcsolatos feladatok				2 592,2			
	35						Klíma-, energia- és zöldgazdaság-politikai ágazati programok								
		1						Uránércbánya hosszú távú környezeti kárelhárítás				485,1		325,4	
		2						Épületenergetikai pályázati program				400,0			
		4						Zöldgazdaság Finanszírozási Rendszer				515,1		5 150,4	
		5						Bányanyitási feladatok kiadásai				250,0			
		13						LIFE Program önerő támogatás				100,0			
		14						Víziközművek Állami Rekonstrukciós Alapja						1 500,0	
	36						PPP-programok								
		1						Autópálya rendelkezésre állási díj				114 012,9			
		6						Hozzájárulás a Művészetek Palotájának működtetéséhez				11 051,2			
		7						Hozzájárulás a sportlétesítmények PPP bérleti díjához				417,2			
	37						Közreműködő szervezetek közhasznú tevékenységének támogatása								
		3						Épületenergetikával és energiahatékonysággal összefüggő feladatok ellátása				136,5		13,5	
	38						Egyéb feladatok								
		1						Nemzetközi tagdíjak				514,5			
		2						Magán és egyéb jogi személyek kártérítése				55,2			
		3						Kormányzati szakpolitikai feladatok				3 400,2			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XVII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		10						Az NFP Nemzeti Fejlesztési Programiroda Nonprofit Kft. működtetése				396,0			
		12						A Nemzeti Dohánykereskedelmi Nonprofit Zrt. működtetése				950,2			
		14						Megyei (fővárosi) kereskedelmi és iparkamarák mellett működő békéltető testületek támogatása				400,0			
		15						Fogyasztói érdekek képviseletét ellátó egyesületek támogatása				81,0			
		17						Bányabezárás				1 031,5		7,0	
		18						MFK NKft. működési támogatása				150,0			
		21						Aktív kikapcsolódás fejlesztésével és népszerűsítésével összefüggő feladatok				530,4		270,0	
		22						Ős-Dráva Program turistaházak fejlesztésének támogatása				297,0			
		24						A hulladékgazdálkodási ideiglenes közszolgáltatás indokolt többletköltségei és kapcsolódó kártalanítása				200,0			
		25						NFSI Nkft. működési támogatás				44,7			
	39						Sportlétesítmények fejlesztése és kezelése								
		17						Nemzeti Olimpiai Központ beruházás támogatása				1 268,6		64 489,1	
		24						Tornaterem-építési program				196,1		2 773,9	
		25						Tanuszoda-fejlesztési program				196,1		2 773,9	
		29						Gödöllői uszoda beruházás				1,0		299,0	
		31						Veszprémi uszoda beruházás				209,7		1 890,3	
		40						Kültéri sportparkok fejlesztése				101,0		2 399,0	
		41						Egyedi sportlétesítmény-fejlesztések támogatása				31,0		269,0	
		43						Dunaújváros labdarúgó sportlétesítmény-fejlesztése				51,8		448,2	
		45						Szeged - Maty-ér Olimpiai Központ fejlesztése				80,0		755,9	
		46						Dunaújvárosi Kézilabda Akadémia támogatása				200,0		1 800,0	
		47						Rákosmenti multifunkcionális csarnok				301,1		2 608,9	
		50						Váci multifunkcionális sport- és rendezvénycsarnok				100,0		900,0	
		52						Szeged multifunkcionális csarnok				100,0		900,0	
		54						Pécsi Utánpótlás Akadémia				12,3		288,7	
		55						Közép-magyarországi Általános Olimpiai Központ - Dunavarsányi Edzőtábor fejlesztése						300,0	
		56						Kézilabda infrastruktúra-fejlesztés				550,0		4 950,0	
		57						Népliget rekonstrukció				8,7		2 491,3	
		58						Központi Birkózó Akadémia				103,5		900,0	
		65						Maccabi Játékok sportinfrastruktúra fejlesztése				35,0		9 965,0	
	40						Nevelési, oktatási intézmények felújítása, beruházása					189,8		2 780,2	
	45						Kiemelt Kormányzati Beruházások Központja működési támogatása					631,0			
	46						Fejezeti stabilitási tartalék					5 100,0			
	48						Sportlétesítmények fejlesztése és kezelése								
		1						A 16 kiemelt sportág sportlétesítmény-fejlesztésének támogatása				935,3		7 085,3	
		3						Kiemelt sportegyesületek sportlétesítmény fenntartásának és üzemeltetésének támogatása				3 388,6			
	52						Téry Ödön Nemzeti Turistaház-fejlesztési Program					3,5		996,5	
	60						Európai uniós fejlesztési programok								
		1						Európai Hálózatfinanszírozási Eszköz (CEF) projektek				703,8		137 992,6	
21						**Központi kezelésű előirányzatok**									
	1						Vállalkozások folyó támogatása								
		1						Egyedi támogatások, ellentételezések							
			3						Mecseki uránbányászok baleseti járadékainak és egyéb kártérítési kötelezettségeinek átvállalása			225,0			
			5						A vasúti pályahálózat működtetésének költségtérítése			93 071,2			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	XVII. FEJEZET (Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve)	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
			6			Vasúti személyszállítási közszolgáltatások költségtérítése	164 996,9			
			7			Autóbusszal végzett személyszállítási közszolgáltatások költségtérítése	65 300,3			
			8			Vasúti személyszállítás korábbi költségtérítéseinek elszámolása	5 553,8			
			10			Elővárosi közösségi közlekedés támogatása	13 443,7			
			11			Egyetemes postai szolgáltató méltánytalan többletterhének megtérítése	4 641,0			
	2					Peres ügyek	1 500,0			
	3					Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások				
		1				Osztalékbevétel		1 300,0		
		2				Koncessziós bevételek				
			1			Bányakoncessziós díj		2 000,0		
			2			Dohánytermékek kiskereskedelmének koncessziós díja		1 246,0		
			3			Infrastruktúra koncessziókból származó díj		199,1		
		6				Az NFM tulajdonosi joggyakorlása alá tartozó társaságok bérfejlesztésének ellentételezése	23 055,0			
		7				Az MFB Csoport feletti tulajdonosi joggyakorlással kapcsolatos kiadások				
			1			Az MFB Zrt. működésének támogatása	400,0			
	4					Az MFB Zrt. rábízott vagyonába tartozó tulajdonosi joggyakorlással kapcsolatos kiadások				
		1				Az MFB Zrt. rábízott vagyonához kapcsolódó tanácsadói, értékbecslői, jogi képviseleti kiadások	300,0			

XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**751 271,0**	**56 245,2**	**-695 025,8**
Hazai felhalmozási költségvetés	**486 467,2**	**44,0**	**-486 423,2**
Európai uniós fejlesztési költségvetés	**138 696,4**	**0,0**	**-138 696,4**
XVII. fejezet összesen	**1 376 434,6**	**56 289,2**	**-1 320 145,4**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XVIII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XVIII. KÜLGAZDASÁGI ÉS KÜLÜGYMINISZTÉRIUM									
1						**Külgazdasági és Külügyminisztérium központi igazgatása**							187,8		16,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	6 972,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 448,9			
					3						Dologi kiadások	2 430,5			
					4						Ellátottak pénzbeli juttatásai	76,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			294,6	
					7						Felújítások			50,0	
					8						Egyéb felhalmozási célú kiadások			16,0	
2						**Külképviseletek igazgatása**							6 409,9		60,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	50 000,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	6 823,5			
					3						Dologi kiadások	14 946,2			
					4						Ellátottak pénzbeli juttatásai	173,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			4 667,6	
					7						Felújítások			2 300,0	
					8						Egyéb felhalmozási célú kiadások			112,6	
5						**Nemzeti Befektetési Ügynökség**							76,0		4,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 141,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	245,4			
					3						Dologi kiadások	1 346,9			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			70,0	
					8						Egyéb felhalmozási célú kiadások			20,0	
7						**Fejezeti kezelésű előirányzatok**									
	1						Célelőirányzatok								
		1						Beruházás ösztönzési célelőirányzat				200,0		49 800,0	
		2						Kötött segélyhitelezés				7 905,7			
		3						Külgazdaság fejlesztési célelőirányzat				7 535,0			
		6						Külgazdasági és Külügyminisztérium felügyelete alá tartozó szervezetek és szakmai programok támogatása				487,0			
		15						Kulturális diplomáciai projektek támogatása				650,0			
		16						Állami protokoll támogatása				250,0			
		17						Visegrádi Csoport soros magyar elnökségének támogatása				300,0			
		18						A Magyar Foundation of North America támogatása				612,4			
	2						Államháztartáson kívüli szervezetek támogatása								
		1						Európai Területi Társulások támogatása				200,0			
		3						Demokrácia Központ Közalapítvány-Tom Lantos Intézet támogatása				165,0			
		5						Külföldi magyar emlékek megőrzése				15,0			
		13						Határmenti gazdaságfejlesztési vajdasági programok támogatása				189,9		7 403,3	
		14						Kárpátaljai gazdaságfejlesztési stratégia támogatása				222,6		4 970,6	
		15						A horvátországi magyarok demokratikus közössége vidék- és gazdaságfejlesztési stratégia támogatása				40,0		460,0	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XVIII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		16						Muravidéki gazdaságfejlesztési stratégia támogatása				40,0		460,0	
		17						Erdélyi gazdaságfejlesztési stratégia támogatása				20,0		980,0	
		18						Felvidéki gazdaságfejlesztési stratégia támogatása				25,0		975,0	
		19						Vízipari külpiaci tevékenységet elősegítő program támogatása				300,0			
	3						Nemzetközi tagdíjak és európai uniós befizetések								
		1						Nemzetközi tagdíjak és kötelező jellegű, önkéntes hozzájárulások				7 795,2			
		2						Európai uniós befizetések				8 162,1			
		3						Az afgán nemzeti biztonsági erők fenntartásához szükséges pénzügyi hozzájárulás				146,5			
	4						Nemzetközi fejlesztési együttműködés és humanitárius segélyezés								
		1						Nemzetközi Fejlesztési Együttműködés				90,0			
		2						Humanitárius segélyezés				10,0			
	5						Peres ügyek					9,9			
	8						Fejezeti stabilitási tartalék					932,9			
8						**Központi kezelésű előirányzatok**									
	1						Vállalkozások folyó támogatása								
		1						Normatív támogatások							
			1						Eximbank Zrt. kamatkiegyenlítése			25 600,0			

XVIII. KÜLGAZDASÁGI ÉS KÜLÜGYMINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**147 510,6**	**6 673,7**	**-140 836,9**
Hazai felhalmozási költségvetés	**72 579,7**	**80,0**	**-72 499,7**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XVIII. fejezet összesen	**220 090,3**	**6 753,7**	**-213 336,6**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XIX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XIX. UNIÓS FEJLESZTÉSEK									
2						**Fejezeti kezelésű előirányzatok**									
	4						Nemzeti Stratégiai Referenciakeret								
		2						Közlekedés Operatív Program				100,0		2 400,0	
	5						Területi Együttműködés								
		1						Európai Területi Együttműködés							
			10						ENPI HU-SK-RO-UA együttműködési program			211,4	196,2	8,8	8,1
	6						Egyéb uniós előirányzatok								
		3						Svájci Alap támogatásából megvalósuló projektek				170,0		30,0	
		6						EGT, Norvég Alap támogatásból megvalósuló projektek 2009-2014				1 332,8			
		8						EGT, Norvég Alap támogatásból megvalósuló projektek 2014-2021				5 135,0		1 365,0	
	7						Szakmai fejezeti kezelésű előirányzatok								
		1						EU támogatások felhasználásához szükséges technikai segítségnyújtás				521,7		15,8	
		2						Széchenyi Programiroda Tanácsadó és Szolgáltató Nonprofit Kft uniós feladatainak támogatása				900,0			
		3						Komplex nemzeti térségfejlesztési programok európai uniós támogatásához kapcsolódó projektek előkészítése				200,0		100,0	
		8						Állami költségvetési kedvezményezettek sajáterő támogatása				616,6		23 215,2	
	8						Európai uniós programokhoz kapcsolódó tartalék					4 926,4			
	9						2014-2020 közötti kohéziós politikai operatív programok								
		1						Gazdaságfejlesztés és Innovációs OP (GINOP)				79 932,7		577 367,3	
		2						Versenyképes Közép-Magyarország OP (VEKOP)				12 057,7		86 232,6	
		3						Terület- és Településfejlesztési OP (TOP)				26 028,9		177 048,9	
		4						Integrált Közlekedésfejlesztési OP (IKOP)				44 790,1		380 448,1	
		5						Környezet és Energetikai Hatékonysági OP (KEHOP)				21 387,8		158 978,1	
		6						Emberi Erőforrás Fejlesztési OP (EFOP)				171 282,7		92 624,6	
		7						Közigazgatás- és Közszolgáltatás Fejlesztési OP (KÖFOP)				65 532,0		76 646,0	
	10						Európai Területi Együttműködés (2014-2020)								
		6						ETE határmenti programok 2014-2020							
			1						SKHU ETE program			3 460,3	163,4	4 586,4	70,0
			2						ROHU ETE program			610,9	160,3	1 040,2	68,7
			3						HU-SER IPA program			1 729,1	285,4	1 201,5	122,3
			4						HU-CRO ETE program			1 652,2	368,0	674,7	157,7
			5						AU-HU ETE program			1 956,6	743,5	81,5	318,7
			6						SI-HU ETE program			500,4	115,7	10,2	49,6
			7						ENI programok			92,9		3,6	
	12						Vidékfejlesztési és halászati programok 2014-2020								
		1						Vidékfejlesztési Program				254 320,0			
		2						Magyar Halgazdálkodási Operatív Program				4 524,0			
		3						Vidékfejlesztési és halászati programok technikai segítségnyújtása				1 080,8			
	16						Fejezeti stabilitási tartalék					476,3			

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XIX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel

XIX. UNIÓS FEJLESZTÉSEK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	7 641,0	0,0	-7 641,0
Hazai felhalmozási költségvetés	23 331,0	0,0	-23 331,0
Európai uniós fejlesztési költségvetés	2 258 635,8	2 827,6	-2 255 808,2
XIX. fejezet összesen	2 289 607,8	2 827,6	-2 286 780,2

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA									
1						**Emberi Erőforrások Minisztériuma igazgatása**							1 704,1		
				1						*Működési költségvetés*					
					1						Személyi juttatások	8 965,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 888,5			
					3						Dologi kiadások	3 918,2			
					5						Egyéb működési célú kiadások	818,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			104,3	
					7						Felújítások			5,6	
2						**Szociális és gyermekvédelmi intézményrendszer**									
	3						Szociális és gyermekvédelmi, gyermekjóléti feladatellátás és irányítás intézményei						24 817,8		1,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	81 578,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	15 093,0			
					3						Dologi kiadások	24 392,5			
					4						Ellátottak pénzbeli juttatásai	3 275,3			
					5						Egyéb működési célú kiadások	76,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 822,1	
					7						Felújítások			8,3	
4						**Egyéb kulturális intézmények**							242,6		1,2
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 277,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	251,1			
					3						Dologi kiadások	551,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			141,4	
					8						Egyéb felhalmozási célú kiadások			1,2	
5						**Egyetemek, főiskolák**							305 981,2		29 167,3
				1						*Működési költségvetés*					
					1						Személyi juttatások	222 281,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	42 378,8			
					3						Dologi kiadások	182 307,1			
					4						Ellátottak pénzbeli juttatásai	31 019,4			
					5						Egyéb működési célú kiadások	5 096,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			39 602,8	
					7						Felújítások			14 916,0	
					8						Egyéb felhalmozási célú kiadások			74,0	
6						**Egyéb oktatási intézmények**									
	1						Oktatási Hivatal						688,3		
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 469,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	928,2			
					3						Dologi kiadások	1 375,9			
					4						Ellátottak pénzbeli juttatásai	56,1			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
				2						*Felhalmozási költségvetés*					
					6						Beruházások			8,0	
7						**Egészségügyi és gyógyszerészeti hatósági feladatokat ellátó intézmények**									
	1						Országos Gyógyszerészeti és Élelmezés-egészségügyi Intézet						3 263,5		
				1						*Működési költségvetés*					
					1						Személyi juttatások	2 180,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	407,9			
					3						Dologi kiadások	787,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			102,7	
					7						Felújítások			20,0	
10						**Gyógyító-megelőző ellátás szakintézetei**									
	1						Állami Egészségügyi Ellátó Központ						2 084,5		
				1						*Működési költségvetés*					
					1						Személyi juttatások	17 506,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 860,4			
					3						Dologi kiadások	3 449,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			248,1	
					7						Felújítások			30,0	
	2						Gyógyító-megelőző ellátás intézetei						590 204,1		27,3
				1						*Működési költségvetés*					
					1						Személyi juttatások	289 962,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	59 538,7			
					3						Dologi kiadások	234 522,2			
					4						Ellátottak pénzbeli juttatásai	56,4			
					5						Egyéb működési célú kiadások	81,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			8 204,4	
					7						Felújítások			1 235,8	
					8						Egyéb felhalmozási célú kiadások			37,8	
	3						Országos Sportegészségügyi Intézet						1 388,9		
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 050,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	223,4			
					3						Dologi kiadások	351,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			58,6	
11						**Közgyűjtemények**							3 444,5		5,5
				1						*Működési költségvetés*					
					1						Személyi juttatások	9 628,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 976,7			
					3						Dologi kiadások	6 343,8			
					5						Egyéb működési célú kiadások	6,1			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			3 632,4	
					7						Felújítások			563,2	
12						**Művészeti intézmények**							7 423,4		

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
				1						*Működési költségvetés*					
					1						Személyi juttatások	9 387,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 156,9			
					3						Dologi kiadások	8 427,2			
					5						Egyéb működési célú kiadások	0,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			911,7	
					7						Felújítások			177,6	
13						**Kopp-Skrabski Demográfiai és Családkutató Intézet**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	350,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	70,0			
					3						Dologi kiadások	210,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			20,0	
14						**Országos Mentőszolgálat**							38 712,3		
				1						*Működési költségvetés*					
					1						Személyi juttatások	26 089,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	5 511,9			
					3						Dologi kiadások	8 610,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			2 250,0	
16						**Országos Közegészségügyi Intézet**							2 728,6		
				1						*Működési költségvetés*					
					1						Személyi juttatások	3 182,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	641,3			
					3						Dologi kiadások	10 260,8			
					5						Egyéb működési célú kiadások	285,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			69,9	
					7						Felújítások			5,3	
17						**Országos Vérellátó Szolgálat**							11 905,6		
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 283,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	974,9			
					3						Dologi kiadások	7 755,6			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			480,0	
					7						Felújítások			70,0	
18						**Klebelsberg Központ**							5 400,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	419 564,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	83 273,9			
					3						Dologi kiadások	77 818,0			
					4						Ellátottak pénzbeli juttatásai	1 683,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			9 380,8	
					7						Felújítások			112,5	
19						**Emberi Erőforrás Támogatáskezelő**							1 098,9		40,5

millió forintban

Cím szám	Alcím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Alcím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 404,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	295,0			
					3						Dologi kiadások	522,7			
					5						Egyéb működési célú kiadások	134,2			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			49,6	
20						**Fejezeti kezelésű előirányzatok**									
	2						Normatív finanszírozás								
		2						Nem állami felsőoktatási intézmények támogatása				18 057,0			
		3						Köznevelési célú humánszolgáltatás és működési támogatás				193 931,3			
		4						Hit- és erkölcstanoktatás és tankönyvtámogatás				4 892,1			
		5						Köznevelési szerződések				4 000,0			
	3						Felsőoktatási feladatok támogatása								
		1						Felsőoktatás speciális feladatai				677,6			
		2						Lakitelek Népfőiskola támogatása				625,0			
		3						Kiválósági támogatások				26 044,1		1 000,0	
		4						Felsőoktatási Struktúraátalakítási Alap				1 306,1		905,6	
		5						Francia Egyetem kialakítása a Szegedi Tudományegyetemen				40,0			
		6						Felsőoktatási vagyongazdálkodási feladatok						2 000,0	
	4						Köznevelési feladatok támogatása								
		4						Köznevelés speciális feladatainak támogatása				816,7			
		5						Nemzeti Tehetség Program				3 084,9			
		8						Szakmai, tanügy-igazgatási informatikai feladatok támogatása				440,0			
		9						Tarpai sportkollégium támogatása				100,0			
		11						Kis létszámú hit- és erkölcstanoktatás kiegészítő támogatása				400,0			
		12						Erzsébet gyermek- és ifjúsági táborok támogatása				4 405,8		8 550,0	
	5						Egyéb feladatok támogatása								
		4						Peres ügyek				1 440,0			
		5						Autista gyermekeket gondozó központ támogatása, Lakitelek				50,0			
		6						László Gyula Intézet támogatása				80,0			
		7						Hangszercsere program						3 000,0	
		18						Határon túli oktatási és kulturális feladatok támogatása							
			1						Határon túli felsőoktatási feladatok támogatása			801,4			
			2						Határon túli kulturális feladatok támogatása			97,5			
			3						Határtalanul! program támogatása			2 940,9		11,0	
			4						Határon túli köznevelési feladatok támogatása			231,6		5,0	
		19						Szociális ágazati fejlesztések, szolgáltatások és programok támogatása				34,8			
	8						Nemzetközi kapcsolatok programjai								
		1						Nemzetközi kétoldalú oktatási és képzési programok				547,2			
		2						Európai Uniós és nemzetközi oktatási és képzési programok				687,3			
		3						Waclaw Felczak Alap				308,2			
		5						Kétoldalú munkatervi feladatok							
			2						Kétoldalú kulturális munkatervi feladatok			4,0			
		10						Kulturális és oktatási szakdiplomáciai feladatok							
			2						Kulturális szakdiplomáciai feladatok			5,4			
	9						EU-tagsággal kapcsolatos feladatok								
		6						EU-tagságból eredő együttműködések							

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
			2						EU-tagságból eredő kulturális együttműködések			12,3			
	11						Kulturális feladatok és szervezetek támogatása								
		1						Filmszakmai támogatások				144,8			
		3						Az Ópusztaszeri Nemzeti Történeti Emlékpark támogatása				228,8			
		5						Kiemelt és/vagy közösségi nemzetközi és hazai kulturális fesztiválok és események támogatása				750,0			
		21						Vörösmarty Mihály Emlékkiállítás						444,5	
	12						Közkultúra, kulturális vidékfejlesztés és nemzetiségi kultúra								
		7						Közkultúra, kulturális vidékfejlesztés és nemzetiségi kultúra támogatása							
			1						Közgyűjteményi szakmai feladatok - közgyűjtemények nemzeti értékmentő programja			505,1		28,3	
			2						Közművelődési szakmai feladatok			1 574,0		2,0	
			3						Kulturális szakemberek továbbképzése			120,0			
			4						Csoóri Sándor Alap			5 000,0			
	13						Művészeti tevékenységek								
		1						A Magyar Rádió Zenei együtteseinek támogatása				300,0			
		4						Művészeti tevékenységek és egyéb fejezeti feladatok támogatása				638,0		12,4	
		5						Előadóművészeti törvény végrehajtásából adódó feladatok (működési és művészeti pályázatok)				1 441,3			
		9						Közkönyvtári kölcsönzési jogdíjak				79,2			
		10						Művészeti nyugdíjsegélyek megtérítése				1 579,9			
		11						A Budapesti Tavaszi Fesztivál és a Budapesti Őszi Fesztivál megrendezésének támogatása				1 950,0			
		12						Egyéb színházi támogatások				63,4			
		13						A 100 Tagú Cigányzenekar támogatása				30,0			
	14						A kábítószer-fogyasztás megelőzésével kapcsolatos feladatok					518,9			
	15						Gyermek és ifjúsági szakmai feladatok								
		3						Ifjúságpolitikai feladatok támogatása							
			2						Gyermek és ifjúsági szakmafejlesztési célok			541,9		60,1	
			3						Báthory István Magyar-Litván Együttműködési Alap			3,0			
			4						Gyermek és Ifjúsági Alapprogram támogatása			80,0			
			5						Új Nemzedék Központ Nonprofit Közhasznú Kft. támogatása			300,0			
			6						Fiatalok első sikeres nyelvvizsgájának támogatása			2 788,0			
			7						Fiatalok vezetői engedélyének megszerzésével összefüggő hozzájárulás			1 700,0			
	16						Szociális szolgáltatások és egyéb szociális feladatok támogatása								
		1						Szociális és gyermekjóléti szolgáltatások fejlesztése, szakmai feladatok támogatása				52,5			
		3						Család- és ifjúságügyi fejlesztések, szolgáltatások és programok támogatása				35,3			
		6						Családpolitikai Programok				3 666,0			
		7						Családpolitikai célú pályázatok				65,0		18,0	
		9						Karitatív Tanács tagjai által koordinált feladatok				18,0			
	17						Egyes szociális pénzbeli támogatások								
		1						Gyermekvédelmi Lakás Alap				1 240,0			
		6						Mozgáskorlátozottak szerzési és átalakítási támogatása				841,0			
		7						GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása				490,0			
	18						Gyermekvédelmi szolgáltatások fejlesztése					83,9		30,0	
	19						Szociális célú humánszolgáltatások								
		1						Szociális célú nem állami humánszolgáltatások támogatása				73 575,6			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		4						Közösségi ellátások, utcai szociális munka, krízisközpont és a Biztos Kezdet Gyerekház finanszírozása				2 138,6			
		7						Szociális, gyermekjóléti és gyermekvédelmi feladatok ellátási szerződésekkel történő finanszírozása				980,9			
		8						Szociális humánszolgáltatók részére biztosított szociális- és gyermekvédelmi ágazati pótlék, és egyéb ágazati bérrendezéssel összefüggő támogatások				9 956,8			
		9						Állami és köztestületi szociális intézmények részére biztosított ágazati pótlék				22,7			
		10						Egyes szociális és gyermekvédelmi szolgáltatások fejlesztési támogatása				100,0		100,0	
		11						Szociális humánszolgáltatásokkal kapcsolatos egyéb bérintézkedés				6 900,0			
	20						Társadalmi kohéziót erősítő tárcaközi integrációs szociális programok								
		3						Család, esélyteremtési és önkéntes házak, továbbá egyéb esélyteremtési programok támogatása				173,2		4,0	
		4						Az Országos Kríziskezelő és Információs Telefonközpont működésének támogatása				51,8		0,7	
		6						Fogyatékos személyek esélyegyenlőségét elősegítő programok támogatása				260,1			
		8						Jelnyelvi tolmácsszolgáltatás és elemi látásrehabilitáció támogatása				555,0			
		12						Hajléktalanokhoz kapcsolódó közfeladatok ellátása				496,4			
		13						Autista otthonok, értelmi sérült és halmozottan fogyatékosokat ellátó lakóotthonok támogatása				190,0			
	22						Egészségügyi ágazati előirányzatok								
		1						BELLA program akreditációja				75,0			
		2						Egészségügyi ellátási és fejlesztési feladatok				201,6			
		3						Légimentés eszközpark bérlésével összefüggő kiadások				2 133,9			
		6						Nem központi fenntartású Egészségfejlesztési Irodák támogatása				957,6			
		7						A kollegiális vezetői rendszer működtetése				1 000,0			
		8						A betegbiztonság növelésével és a struktúra átalakításával kapcsolatos támogatások				2 000,0			
		9						Egynapos sebészet eszközfejlesztése						2 000,0	
		10						Krónikus Hepatitis C betegekkel foglalkozó dolgozók szűrése, kezelése				600,0			
		11						Nemzeti innovációs onkogenomikai és precíziós onkoterápiás programok elindítása, fejlesztése				500,0			
		12						MRE Bethesda Gyermekkórháza és a Budai Irgalmasrendi Kórház közös fejlesztése						5 081,3	
		13						Kisforgalmú gyógyszertárak működtetési támogatása				1 050,0			
		19						Patika hitelprogram kamattámogatása				370,0			
		20						Egészségügyi szakképzési (rezidens) rendszer működésének támogatása				6 999,0			
		24						Egészségügyi intézmények fejlesztése és rendkívüli támogatása				5 510,2	5 510,2	4 000,0	
		25						Egészséges Budapest Program				3 026,8		26 973,2	
		26						Egyházi fenntartású egészségügyi intézmények kiegészítő támogatása				300,0			
		27						A Betegápoló Irgalmasrend projektjeinek finanszírozása						1 100,0	
		28						Nemzeti Népegészségügyi Stratégiával összefüggő feladatok				7 926,0			
	23						Sporttevékenység támogatása								
		4						Versenysport támogatása				2 531,6			
		5						Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása				5 240,0			
		6						Az olimpiai mozgalommal összefüggő, valamint egyéb, a sport stratégiai fejlesztését szolgáló feladatok támogatására							

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat			
												Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
			1						Versenysport és olimpiai felkészülés szakmai támogatása			1 770,0			
			2						Sporteredmények, sportszakmai tevékenység anyagi elismerése			2 937,4			
			4						Doppingellenes tevékenység sportszakmai feladatai			187,7			
			7						Utánpótlás-nevelési feladatok			2 434,7			
			8						Fogyatékosok sportjának támogatása			460,0			
			10						Nem olimpiai sportágak szakmai támogatása			396,0			
		7						Sportteljesítmények elismerése, megbecsülése				140,2			
		9						Sportegészségügyi ellátás támogatása				218,4		18,0	
		23						Szabadidősport támogatása				522,4			
		24						Diák- és hallgatói sport támogatása				540,7			
		25						Sport népszerűsítésével összefüggő kiadások				25,0			
		28						Stratégiai és sporttudományi innovációs folyamatok működtetése és projektjei				32,7			
		29						Sportági fejlesztési koncepciók megvalósításával összefüggő feladatok támogatása				12 279,4			
		30						Kiemelt sportegyesületek működésének támogatása				3 400,0			
		31						Sport-táplálkozástudományi intézmény fejlesztése, fenntartása				143,0			
		34						A 2019. évi Maccabi Európa Játékok (EMG 2019) Budapesten történő megrendezésének támogatása				500,0			
		38						Magyar Természetjáró Szövetség támogatása				300,0			
	24						Sportlétesítmények fejlesztése és kezelése								
		11						Sportlétesítmények fejlesztése és fenntartása							
			2						Állami, önkormányzati és egyéb sportlétesítmények fejlesztése, fenntartása			43,0		55,4	
		12						Magyar Sport Háza támogatása				208,7		57,5	
	25						Felújítások központi támogatása, egyéb fejlesztési támogatások								
		15						MOME Campus - Kreatív Innovációs és Tudáspark kialakítása				800,0		2 924,6	
	26						Alapítványok, közalapítványok által ellátott feladatok és általuk fenntartott intézmények támogatása								
		1						Oktatási alapítványok, közalapítványok							
			2						Közalapítvány a Budapesti Német Nyelvű Egyetemért			184,3			
			14						Autizmus Alapítvány			30,8			
		2						Kulturális alapítványok, közalapítványok							
			10						Egyéb kulturális alapítványok működési és programtámogatása			1 296,8			
			12						Trianon Múzeum Alapítvány (Várpalotai Trianon Múzeum) támogatása			100,0			
	27						Nemzeti Pedagógus Kar működtetésének támogatása					64,0			
	28						Gazdasági társaságok által ellátott feladatok támogatása					10 344,5			
	30						Társadalmi, civil és non-profit szervezetek működési támogatása								
		22						Oktatási társadalmi, civil és non-profit szervezetek							
			2						Oktatási társadalmi szervezetek, szövetségek, testületek, egyesületek, bizottságok támogatása			130,0			
		23						Kulturális társadalmi, civil és non-profit szervezetek							
			2						Kulturális társadalmi, civil szervezetek, szövetségek, egyesületek támogatása			97,3			
			3						Területi Művelődési Intézmények Egyesülete (TEMI) támogatása			450,0			
			4						Magyar Írószövetség támogatása			30,0			
			5						Tudományos Ismeretterjesztő Társulat támogatása			22,0			
			6						Rákóczi Szövetség támogatása			50,0			
		24						Egészségügyi társadalmi, civil és non-profit szervezetek							
			1						Magyar Vöröskereszt támogatása			100,1			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
			2						Magyar Rákellenes Liga támogatása			30,0			
			3						Egészségügyi társadalmi, civil és non-profit szervezetek működési támogatása			31,3			
			4						Magyar ILCO Szövetség támogatása			30,0			
			5						Magyar Gyermekonkológiai Hálózat			20,0			
			6						Daganatos Betegek Rehabilitációs Lelki Otthona			30,0			
			7						Rákbetegek Országos Szövetsége			20,0			
			8						Gézengúz Alapítvány a Születési Károsultakért			40,0			
		25						Szociális társadalmi, civil és non-profit szervezetek							
			5						Fogyatékos személyek érdekvédelmi szervezetei; közösségi, szolidaritási és esélyteremtési programok támogatása			171,5			
			6						Értelmi Fogyatékossággal Élők és Segítőik Országos Érdekvédelmi Szövetsége			154,0			
			7						Siketek és Nagyothallók Országos Szövetsége			195,5			
			8						Mozgáskorlátozottak Egyesületeinek Országos Szövetsége			190,7			
			9						Magyar Vakok és Gyengénlátók Országos Szövetsége			195,5			
			10						Magyar Szervátültetettek Országos Sport, Kulturális és Érdekvédelmi Szövetsége			24,1			
			11						Autisták Országos Szövetsége			61,8			
			12						Siketvakok Országos Egyesülete			27,3			
			13						Értelmi Sérülteket Szolgáló Társadalmi Szervezetek és Alapítványok Országos Szövetsége			80,2			
			21						Karitatív tevékenységet végző szervezetek támogatása			610,5			
			23						Dévény Anna Alapítvány			42,4			
			24						Kézenfogva Alapítvány			14,7			
			25						Pszichiátriai Érdekvédelmi Fórum			14,7			
			26						Afázia Egyesület			7,4			
			27						Démoszthenész Beszédhibások és Segítőik Országos Érdekvédelmi Egyesülete			7,4			
		26						Sport-, társadalmi, civil és non-profit szervezetek							
			2						Sportköztestületek támogatása			242,6			
		27						Család- és ifjúságügyi társadalmi, civil és non-profit szervezetek és közösségi programok támogatása							
			1						Esélyteremtési és önkéntes programok, feladatok támogatása			85,0			
			2						Családbarát Ország Nonprofit Kft. működésének támogatása			100,0			
	35						Hozzájárulás a lakossági energiaköltségekhez					2,0	2,0		
	39						Fejlesztő foglalkoztatás támogatása					2 448,4			
	46						Megváltozott munkaképességűek munkaerő-piaci integrációját elősegítő programok					239,5		1,9	
	47						Megváltozott munkaképességű munkavállalók foglalkoztatásának támogatása					39 437,9			
	48						Kincstári díj és pénzügyi tranzakciós illeték					26,3			
	50						Kulturális szakmai feladatok támogatása								
		1						Magyar Állami Operaház - Eiffel Bázis				61,2		2 938,8	
		2						Magyar Állami Operaház Andrássy úti épületének felújítása						15 755,0	
		3						Emlékpont Központ támogatása				22,0			
		4						Modern Opera beruházása						500,0	
		7						Liget Budapest projekt előkészítése és megvalósítása				9 741,8		30 188,2	
		8						A Fővárosi Nagycirkusz elhelyezése és kialakítása				15,4		3 484,6	
		10						Makovecz Imre Alap				1 400,0			
	51						Fejezeti általános tartalék					1 191,3			
	53						Üldözött keresztények segítésének feladatai								

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		1						Ösztöndíjprogram támogatása				300,0			
		2						Intervenciós Támogatási Keret				224,0			
	54						Nemzeti Együttműködési Alap					5 255,6			
	55						Egyházi célú központi költségvetési hozzájárulások								
		1						Egyházi kulturális tevékenységek támogatása (közgyűjtemények, közművelődési intézmények, kulturális programok)							
			1						Egyházi közgyűjtemények és közművelődési intézmények támogatása			2 097,1		908,0	
		2						Egyházi hit- és egyéb oktatási tevékenység támogatása							
			1						Hittanoktatás támogatása			3 100,0			
		3						Egyházi alapintézmény-működés, SZJA rendelkezés és kiegészítése				9 169,0			
		4						Átadásra nem került ingatlanok utáni járadék				18 310,0			
		5						Kistelepülési és szórvány egyházi támogatások							
			1						Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka - Bevett egyházak			2 600,0			
			4						Külhonban szolgálatot teljesítő egyházi személyek támogatása - Határon túli egyház és annak belső egyházi jogi személye			420,0			
		7						Egyházi épített örökség védelme és egyéb beruházások						1 450,0	
		9						Egyházi közösségi célú programok és beruházások támogatása				300,0		18 928,2	
		12						Vallási tevékenységet végző szervezetek támogatása				81,2		40,0	
		13						Határon túli egyházi intézmények fejlesztésének támogatása						300,0	
		14						Egyházak hitéleti támogatásának kiegészítése				1 720,0			
		21						Egyházi személyek eszközellátásának támogatása						200,0	
		26						Görögkatolikus Metropólia támogatása				300,0			
	56						Nemzetiségi támogatások					2 597,4		150,0	
	57						Országos nemzetiségi önkormányzatok és média támogatása					1 776,1			
	58						Országos nemzetiségi önkormányzatok által fenntartott intézmények támogatása					1 220,2			
	59						Társadalmi felzárkózást segítő programok								
		1						Roma Szakkollégiumi Hálózat				136,8		3,2	
		4						Roma kultúra támogatása				52,3			
		5						Társadalmi, gazdasági, területi hátránykiegyenlítést elősegítő programok, szakkollégiumok				451,5		15,0	
		6						Felzárkózás-politika koordinációja				29,7			
		7						Roma ösztöndíj programok				1 048,9			
		10						Multifunkcionális Nemzetiségi - Roma Módszertani, Oktatási és Kulturális Központ				79,2			
		11						Budapesti Roma Oktatási és Kulturális Központ				80,0			
	60						Nemzetiségi intézmények támogatása beruházásra, felújításra, pályázati önrészre					4,4		1 000,0	
	63						Fejezeti stabilitási tartalék					13 797,9			
21						**Központi kezelésű előirányzatok**									
	1						Nemzeti Család- és Szociálpolitikai Alap								
		1						Családi támogatások							
			1						Családi pótlék			312 580,5			
			2						Anyasági támogatás			5 988,0			
			3						Gyermekgondozást segítő ellátás			62 358,7			
			4						Gyermeknevelési támogatás			11 579,7			
			5						Gyermekek születésével kapcsolatos szabadság megtérítése			2 601,7			
			6						Életkezdési támogatás			6 629,6			
			7						Pénzbeli és természetbeni gyermekvédelmi támogatások			4 166,0			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
			8						Gyermektartásdíjak megelőlegezése			1 203,3			
		2						Korhatár alatti ellátások							
			1						Szolgálati járandóság			74 700,0			
			2						Korhatár előtti ellátás, balettművészeti életjáradék			15 216,8			
		3						Jövedelempótló és jövedelemkiegészítő szociális támogatások							
			1						Átmeneti bányászjáradék, szénjárandóság kiegészítése és kereset-kiegészítése			8 649,0			
			2						Mezőgazdasági járadék			1 592,6			
			3						Fogyatékossági támogatás és a vakok személyi járadéka			35 622,6			
			4						Politikai rehabilitációs és más nyugdíj-kiegészítések			13 627,7			
			5						Házastársi pótlék			2 361,5			
			6						Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás)			27,7			
			7						Megváltozott munkaképességűek kereset-kiegészítése			289,5			
			8						Járási szociális feladatok ellátása			62 470,9			
		4						Különféle jogcímen adott térítések							
			1						Közgyógyellátás			15 709,7			
			2						Egészségügyi feladatok ellátásával kapcsolatos hozzájárulás			5 400,0			
			4						Folyósított ellátások utáni térítés			1 816,1			
	2						Települési és területi nemzetiségi önkormányzatok támogatása					3 629,6			
	3						Gyógyszertári tulajdoni hányad állami elővásárlás kiadása							250,0	
	4						Gyógyszertári tulajdoni hányad értékesítéséből származó bevétel								1,0
	5						Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások								
		1						Az Állami Egészségügyi Ellátó Központ tulajdonosi joggyakorlásával kapcsolatos bevételek							
			1						Ingatlanvagyon értékesítéséből befolyó bevételek						2,0
			2						Egyéb vagyonnal kapcsolatos bevételek				2,0		
		2						Az Állami Egészségügyi Ellátó Központ tulajdonosi joggyakorlásával kapcsolatos kiadások							
			1						Ingatlanok fenntartásával járó kiadások			1,0			
			2						Az Állami Egészségügyi Ellátó Központ rábízott vagyonába tartozó társaságok tőkeemelése					1,0	
			3						Az Állami Egészségügyi Ellátó Központ rábízott vagyonába tartozó társaságokhoz kapcsolódó egyéb kiadások			1,0			

XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**3 175 165,8**	**1 006 602,5**	**-2 168 563,3**
Hazai felhalmozási költségvetés	**218 839,6**	**29 245,8**	**-189 593,8**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XX. fejezet összesen	3 394 005,4	1 035 848,3	-2 358 157,1

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XXI. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXI. MINISZTERELNÖKI KABINETIRODA									
1						**Miniszterelnöki Kabinetiroda**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 962,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	434,1			
					3						Dologi kiadások	1 550,1			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			226,0	
2						**Nemzeti Kommunikációs Hivatal**							20,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	213,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	45,9			
					3						Dologi kiadások	138,1			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			20,0	
20						**Fejezeti kezelésű előirányzatok**									
	1						Célelőirányzatok								
		1						Kormányfői protokoll				497,8			
		2						Kormányzati kommunikációval és konzultációval kapcsolatos feladatok				20 579,5			
		5						Batthyány Lajos Alapítvány működéséhez és feladatainak ellátásához szükséges hozzájárulás				200,0			
		6						Fejezeti általános tartalék				58,1			
		8						Tihanyi Alapítvány támogatása				300,0			
		9						Tudatos nemzeti közjogi gondolkodás és a magyar kulturális értékek megőrzése és fejlesztése				583,0			

XXI. MINISZTERELNÖKI KABINETIRODA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**26 562,2**	**20,0**	**-26 542,2**
Hazai felhalmozási költségvetés	**246,0**	**0,0**	**-246,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXI. fejezet összesen	**26 808,2**	**20,0**	**-26 788,2**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XXX. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXX. GAZDASÁGI VERSENYHIVATAL									
1						**Gazdasági Versenyhivatal igazgatása**							25,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 134,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	240,9			
					3						Dologi kiadások	673,5			
					5						Egyéb működési célú kiadások	40,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			85,0	
2						**Fejezeti kezelésű előirányzatok**									
	1						OECD ROK					148,3	8,1		
	2						Fejezeti tartalék					45,8			

XXX. GAZDASÁGI VERSENYHIVATAL	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**2 282,8**	**33,1**	**-2 249,7**
Hazai felhalmozási költségvetés	**85,0**	**0,0**	**-85,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXX. fejezet összesen	**2 367,8**	**33,1**	**-2 334,7**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XXXI. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXXI. KÖZPONTI STATISZTIKAI HIVATAL									
1						**Központi Statisztikai Hivatal**							720,2		33,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	5 796,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 249,9			
					3						Dologi kiadások	1 873,6			
					5						Egyéb működési célú kiadások	0,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			506,1	
					7						Felújítások			20,0	
					8						Egyéb felhalmozási célú kiadások			32,8	
4						**KSH Könyvtár**							5,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	139,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	27,6			
					3						Dologi kiadások	31,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			142,0	
5						**KSH Népességtudományi Kutató Intézet**							35,5		
				1						*Működési költségvetés*					
					1						Személyi juttatások	117,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	23,9			
					3						Dologi kiadások	25,7			
6						**Fejezeti kezelésű előirányzatok**									
	1						Statisztikai Elemző Központ Korlátolt Felelősségű Társaság támogatása					483,4			
	2						Fejezeti stabilitási tartalék					126,1			
	3						Fejezeti általános tartalék							9,8	

XXXI. KÖZPONTI STATISZTIKAI HIVATAL	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**9 895,3**	**760,7**	**-9 134,6**
Hazai felhalmozási költségvetés	**710,7**	**33,0**	**-677,7**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXXI. fejezet összesen	**10 606,0**	**793,7**	**-9 812,3**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XXXIII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA									
1						**MTA Titkárság Igazgatása, tiszteletdíjak**							27,2		15,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	6 579,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 105,7			
					3						Dologi kiadások	312,8			
					4						Ellátottak pénzbeli juttatásai	42,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			25,0	
					8						Egyéb felhalmozási célú kiadások			15,0	
2						**MTA Könyvtár és Információs Központ**							3 956,5		
				1						*Működési költségvetés*					
					1						Személyi juttatások	506,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	109,5			
					3						Dologi kiadások	3 917,2			
					5						Egyéb működési célú kiadások	3,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			18,0	
3						**MTA kutatóközpontok, kutatóintézetek**							16 573,5		607,6
				1						*Működési költségvetés*					
					1						Személyi juttatások	18 181,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 937,7			
					3						Dologi kiadások	9 852,6			
					5						Egyéb működési célú kiadások	117,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 593,9	
					7						Felújítások			106,3	
					8						Egyéb felhalmozási célú kiadások			10,0	
4						**MTA Támogatott Kutatóhelyek**							76,7		
				1						*Működési költségvetés*					
					1						Személyi juttatások	2 501,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	484,9			
					3						Dologi kiadások	128,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			3,1	
5						**MTA egyéb intézmények**									
	1						MTA Létesítménygazdálkodási Központ						961,9		
				1						*Működési költségvetés*					
					1						Személyi juttatások	458,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	93,3			
					3						Dologi kiadások	1 036,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			43,3	
	2						MTA Jóléti intézmények						231,8		
				1						*Működési költségvetés*					
					1						Személyi juttatások	263,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	52,7			
					3						Dologi kiadások	192,5			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XXXIII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat			
												Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1,0	
	3						MTA Területi Akadémiai Bizottságok Titkársága						64,1		
				1						*Működési költségvetés*					
					1						Személyi juttatások	141,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	34,3			
					3						Dologi kiadások	76,9			
	4						Széchenyi Irodalmi és Művészeti Akadémia Titkársága						0,5		
				1						*Működési költségvetés*					
					1						Személyi juttatások	10,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2,3			
					3						Dologi kiadások	6,7			
6						**Fejezeti kezelésű előirányzatok**									
	1						Társadalmi szervezetek és alapítványok támogatása (tudományos társaságok, Nagy Imre Alapítvány, Bolyai Műhely Alapítvány)					80,9			
	2						Határon túli magyar tudósok és tudományos szervezetek támogatása					101,3			
	3						Tudományos könyv- és folyóirat-kiadás támogatása					129,4			
	4						Európai Uniós és hazai kutatóintézeti pályázatok támogatása					700,0			
	5						Infrastruktúra fejlesztés					542,0		600,0	
	6						Lendület Program					3 197,7		343,2	
	7						Fiatal kutatók támogatása					1 017,4			
	8						Nemzetközi kapcsolatok és nemzetközi tagdíjak					199,5			
	9						Posztdoktori támogatások					845,0			
	10						Szakmai feladatok teljesítése					467,9			
	11						Kiválósági központok támogatása					300,0			
	12						Központi kezelésű felújítások							723,8	
	13						MTA Agrártudományi Kutatóközpont fejlesztése					120,0		1 280,0	

XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**57 849,1**	**21 892,2**	**-35 956,9**
Hazai felhalmozási költségvetés	**4 762,6**	**622,6**	**-4 140,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXXIII. fejezet összesen	**62 611,7**	**22 514,8**	**-40 096,9**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XXXIV. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXXIV. MAGYAR MŰVÉSZETI AKADÉMIA									
1						**MMA Titkársága**									
	1						MMA Titkárság Igazgatása, köztestületi feladatok								
				1						*Működési költségvetés*					
					1						Személyi juttatások	3 290,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	575,3			
					3						Dologi kiadások	1 015,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			136,6	
3						**MMA Kutatóintézet**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	149,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	32,0			
					3						Dologi kiadások	36,9			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			23,0	
4						**Fejezeti kezelésű előirányzatok**									
	1						Országos művészeti társaságok, szövetségek támogatása					105,0			
	2						Magyar Művészetek Háza programok					193,0			
	3						Nemzetközi programok, konferenciák, nemzetközi tagdíjak					15,0			
	6						Kutatási tevékenység támogatása					55,0			
	7						Pályázati alapok					200,0			
	8						Pesti Vigadó művészeti programok					13,0			
	11						Gazdasági társaságok által ellátott kulturális feladatok támogatása					725,0			
	13						Nemzeti Szalon programjai					84,0		16,0	
	20						Makovecz Emlékközpont					71,0		35,0	

XXXIV. MAGYAR MŰVÉSZETI AKADÉMIA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**6 560,4**	**0,0**	**-6 560,4**
Hazai felhalmozási költségvetés	**210,6**	**0,0**	**-210,6**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXXIV. fejezet összesen	**6 771,0**	**0,0**	**-6 771,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XXXV. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXXV. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS HIVATAL									
1						**NKFI Hivatal**							2 210,0		50,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	2 021,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	436,3			
					3						Dologi kiadások	1 426,9			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			65,0	
2						**Fejezeti kezelésű előirányzatok**									
	1						Nemzetközi tagdíjak					3 403,4			
	3						Fejezeti stabilitási tartalék					39,7			
	5						ELI-HU Kutatási és Fejlesztési Nonprofit Közhasznú Korlátolt Felelősségű Társaság támogatása					2 663,2			

XXXV. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS HIVATAL	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**9 991,3**	**2 210,0**	**-7 781,3**
Hazai felhalmozási költségvetés	**65,0**	**50,0**	**-15,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXXV. fejezet összesen	**10 056,3**	**2 260,0**	**-7 796,3**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XLI. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK									
1						**Devizában fennálló adósság és követelések kamatelszámolásai**									
	1						Devizahitelek kamatelszámolásai								
		1						Nemzetközi pénzügyi szervezetektől felvett devizahitelek kamata				20 574,4			
		2						Egyéb devizahitelek kamata							
			1						Átvállalt önkormányzati devizahitelek külföldi pénzintézetek felé			1 320,0			
			3						Egyéb devizahitelek			3 844,4			
	2						Devizakötvények kamatelszámolásai								
		1						Nemzetközi devizakötvények							
			1						Devizakötvények kamata			176 793,4			
		2						Belföldi devizakötvények							
			1						Devizakötvények kamata			4 228,9	195,6		
	3						Egyéb devizaműveletek kamatelszámolásai						1 962,4		
2						**A forintban fennálló adósság és követelések kamatelszámolásai**									
	1						Forinthitelek kamatelszámolásai								
		1						Nemzetközi pénzügyi szervezetektől felvett forinthitelek kamata				34 469,0			
	2						Államkötvények kamatelszámolása								
		1						Piaci értékesítésű államkötvények kamatelszámolásai							
			1						Hiányt finanszírozó és adósságmegújító államkötvények kamatelszámolásai			547 628,4	49 888,2		
			2						Lakossági kötvények			102 882,7	21 084,0		
		2						Nem piaci értékesítésű államkötvények kamatelszámolása				125,4			
	3						Kincstárjegyek kamatelszámolásai								
		1						Diszkont kincstárjegyek kamatelszámolása				5 564,2			
		2						Lakossági kincstárjegyek kamatelszámolása				79 561,1			
	4						Repóügyletek kamatelszámolásai					1 307,8	329,9		
3						**Adósság és követeléskezelés egyéb kiadásai**									
	1						Jutalékok és egyéb költségek								
		1						Deviza elszámolások				2 203,5			
		2						Forint elszámolások				46 192,4			
	2						Állampapírok értékesítését támogató kommunikációs kiadások					1 950,0			
	3						Adósságkezelés költségei					1 191,7			

XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	1 029 837,3	73 460,1	-956 377,2
Hazai felhalmozási költségvetés	0,0	0,0	0,0
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
XLI. fejezet összesen	1 029 837,3	73 460,1	-956 377,2

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XLII. F E J E Z E T	2018. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI									
1						**Vállalkozások költségvetési befizetései**									
	1						Társasági adó						369 600,0		
	4						Pénzügyi szervezetek különadója						50 400,0		
	5						Cégautóadó						33 300,0		
	6						Egyszerűsített vállalkozói adó						69 600,0		
	7						Bányajáradék						36 800,0		
	8						Játékadó						25 900,0		
	9						Ökoadó								
		1						Energiaadó					19 000,0		
		2						Környezetterhelési díj					5 000,0		
	10						Egyéb befizetések						19 500,0		
	11						Energiaellátók jövedelemadója						51 900,0		
	12						Rehabilitációs hozzájárulás						88 200,0		
	14						Kisadózók tételes adója						113 000,0		
	15						Kisvállalati adó						27 200,0		
	16						Közműadó						55 000,0		
	18						Reklámadó						14 000,0		
2						**Fogyasztáshoz kapcsolt adók**									
	1						Általános forgalmi adó						3 021 567,1		817 078,5
	2						Jövedéki adó						1 099 300,0		
	3						Regisztrációs adó						24 400,0		
	4						Távközlési adó						52 100,0		
	5						Pénzügyi tranzakciós illeték						204 700,0		
	6						Biztosítási adó						35 200,0		
	7						Turizmusfejlesztési hozzájárulás						11 400,0		
3						**Lakosság költségvetési befizetései**									
	1						Személyi jövedelemadó						2 096 209,1		
	2						Egyéb lakossági adók						8 000,0		
	4						Lakossági illetékek						188 600,0		
	5						Gépjárműadó						44 000,0		
	6						Magánszemélyek jogviszony megszűnéséhez kapcsolódó egyes jövedelmeinek különadója						900,0		
4						**Egyéb költségvetési bevételek**									
	1						Vegyes bevételek								
		8						Egyéb vegyes bevételek					3 802,0		
		9						Kezesség-visszatérülés					3 324,0		
		10						Ár- és belvízvédelmi rendszeres befizetés					3,6		
	2						Központosított bevételek								
		1						Bírságbevételek					30 312,8		
		2						Termékdíjak					75 300,0		
		3						Egyéb központosított bevételek					16 747,0		
		4						Megtett úttal arányos útdíj					177 700,0		
		5						Hulladéklerakási járulékból származó bevétel					13 400,0		
		6						Időalapú útdíj					62 500,0		
5						**Költségvetési befizetések**									
	1						Központi költségvetési szervek						29 999,4		
	4						Nemzeti Kutatási, Fejlesztési és Innovációs Alap befizetése						13 250,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XLII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
	5						Önkormányzati szolidaritási hozzájárulás						39 021,2		
6						**Uniós programok bevételei**									
	2						Gazdaságfejlesztés és Innovációs OP (GINOP)								
		1						Folyamatban lévő (GINOP) programok korábbi években teljesített kiadásainak uniós forrásrendezése					139 756,2		176 077,1
		2						Folyamatban lévő (GINOP) programok tárgyévi kiadásainak uniós forrásrendezése					82 844,4		267 182,6
	3						Versenyképesség Közép-Magyarország OP (VEKOP)								
		1						Folyamatban lévő (VEKOP) programok korábbi években teljesített kiadásainak uniós forrásrendezése					8 274,2		8 274,2
		2						Folyamatban lévő (VEKOP) programok tárgyévi kiadásainak uniós forrásrendezése					5 852,8		5 852,8
	4						Terület és Településfejlesztési OP (TOP)								
		1						Folyamatban lévő (TOP) programok korábbi években teljesített kiadásainak uniós forrásrendezése					57 971,7		57 971,7
		2						Folyamatban lévő (TOP) programok tárgyévi kiadásainak uniós forrásrendezése					47 849,9		47 849,9
	5						Integrált Közlekedésfejlesztési OP (IKOP)								
		1						Folyamatban lévő (IKOP) programok korábbi években teljesített kiadásainak uniós forrásrendezése					2 111,1		103 444,1
		2						Folyamatban lévő (IKOP) programok tárgyévi kiadásainak uniós forrásrendezése					3 514,7		172 218,1
	6						Környezet és Energetikai Hatékonysági OP (KEHOP)								
		1						Folyamatban lévő (KEHOP) programok korábbi években teljesített kiadásainak uniós forrásrendezése					26 843,0		228 398,1
		2						Folyamatban lévő (KEHOP) programok tárgyévi kiadásainak uniós forrásrendezése					5 549,9		44 903,6
	7						Emberi Erőforrás Fejlesztési OP (EFOP)								
		1						Folyamatban lévő (EFOP) programok korábbi években teljesített kiadásainak uniós forrásrendezése					26 153,8		8 288,4
		2						Folyamatban lévő (EFOP) programok tárgyévi kiadásainak uniós forrásrendezése					52 274,4		16 566,3
	8						Közigazgatás- és Közszolgáltatás Fejlesztési OP (KÖFOP)								
		1						Folyamatban lévő (KÖFOP) programok korábbi években teljesített kiadásainak uniós forrásrendezése					24 590,9		27 838,8
		2						Folyamatban lévő (KÖFOP) programok tárgyévi kiadásainak uniós forrásrendezése					10 582,6		23 741,8
	9						Rászoruló Személyeket Támogató OP (RSZTOP)								
		1						Folyamatban lévő (RSZTOP) programok korábbi években teljesített kiadásainak uniós forrásrendezése					4 332,8		4,3
		2						Folyamatban lévő (RSZTOP) programok tárgyévi kiadásainak uniós forrásrendezése					36,3		
	10						Vidékfejlesztési Program (VP)								
		1						Folyamatban lévő (VP) programok korábbi években teljesített kiadásainak uniós forrásrendezése					29 891,1		39 623,1
		2						Folyamatban lévő (VP) programok tárgyévi kiadásainak uniós forrásrendezése					59 782,2		79 246,1
	11						Magyar Halgazdálkodási Operatív Program (MAHOP)								
		2						Folyamatban lévő (MAHOP) programok tárgyévi kiadásainak uniós forrásrendezése					1 038,9		2 424,1
	13						Egyéb programok								
		1						Folyamatban lévő egyéb programok korábbi években teljesített kiadásainak uniós forrásrendezése					666,4		666,4
		2						Folyamatban lévő egyéb programok tárgyévi kiadásainak uniós forrásrendezése					4 396,5		6 353,9
7						**Egyéb uniós bevételek**									
	2						Vámbeszedési költség megtérítése						12 600,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XLII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
	4						Uniós támogatások utólagos megtérülése						31 900,0		31 300,0
8						**Tőke követelések visszatérülése**									
	1						Kormányhitelek visszatérülése						37,9		
27						**Diákhitel tartozás csökkentésének támogatása**						1 000,0			
28						**Diákhitel 2 konstrukció kamattámogatása**						340,0			
29						**Lakástámogatások**									
	1						Egyéb lakástámogatások					35 250,0		201 050,0	
31						**Szociálpolitikai menetdíj támogatás**						97 500,0			
32						**Egyéb költségvetési kiadások**									
	1						Vegyes kiadások								
		4						Felszámolásokkal kapcsolatos kiadások				2 000,0			
		5						Szanálással kapcsolatos kiadások				1,0			
		6						Magán- és egyéb jogi személyek kártérítése				200,0			
		7						Védelmi felkészítés előirányzatai							
			1						Honvédelmi- és gazdasági felkészülés központi kiadásai			497,0			
			2						Honvédelmi Tanács és a Kormány speciális működési feltételeinek biztosítása			1 200,0			
		11						Egyéb vegyes kiadások				4 764,2			
		12						1% SZJA közcélú felhasználása				9 500,0			
		19						Mehib és Eximbank behajtási jutaléka				35,0			
		21						Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések				1,0			
		22						Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés				1 700,0			
		25						Átmeneti hulladék-közszolgáltatással kapcsolatos kiadások				2 000,0			
		26						Egyéb megszűnt jogcímek miatt járó támogatás				5,0			
		27						Fuvarozók kamattámogatása				20,0			
		28						Filmszakmai közvetett támogatások mozgókép törvény szerinti kiegészítő finanszírozása				3 000,0			
33						**Állam által vállalt kezesség és viszontgarancia érvényesítése**									
	3						Eximbank Zrt. által vállalt garanciaügyletekből eredő fizetési kötelezettség					500,0			
	4						MEHIB Zrt. általi biztosítási tevékenységből eredő fizetési kötelezettség					5 000,0			
	5						Garantiqa Hitelgarancia Zrt. garanciaügyleteiből eredő fizetési kötelezettség					12 000,0			
	7						Agrár-Vállalkozási Hitelgarancia Alapítvány garanciaügyleteiből eredő fizetési kötelezettség					2 400,0			
	10						A közszférában dolgozók lakáshiteleihez vállalt kezességből eredő fizetési kötelezettség					85,0			
	13						Agrárhitelekhez vállalt kezességekből eredő fizetési kötelezettség					10,0			
	14						A "fészekrakó" programhoz vállalt kezességből eredő fizetési kötelezettség					1 500,0			
	15						MFB Zrt. által nyújtott hitelekből és vállalt garanciaügyletekből eredő fizetési kötelezettség					558,0			
	16						Áthidaló hitelprogramra vállalt kezességekből eredő fizetési kötelezettség					1,0			
	19						Gyűjtőszámla hitelprogramra vállalt kezességekből eredő fizetési kötelezettség					1,0			
	20						E-útdíj fizetési célú hitelprogramhoz vállalat kezességekből eredő fizetési kötelezettség					1,0			
34						**Kormányzati rendkívüli kiadások**									
	2						Pénzbeli kárpótlás								
		1						Pénzbeli kárpótlás				860,2			
		2						Az 1947-es párizsi békeszerződésből eredő kárpótlás				2 016,9			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XLII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		3						Pénzbeli kárpótlás folyósítási költségei				48,5			
35						Garancia és hozzájárulás a társadalombiztosítási ellátásokhoz									
	1						Nyugdíjbiztosítási Alap támogatása								
		5						Kiadások támogatására pénzeszköz átadás				65 921,5			
	2						Egészségbiztosítási Alap támogatása								
		4						Járulék címen átadott pénzeszköz				465 532,4			
		9						Kiadások támogatására pénzeszköz-átadás				65 371,4			
36						**Nemzetközi pénzügyi intézmények felé vállalt kötelezettségek kiadásai**									
	1						Nemzetközi tagdíjak								
		3						CEB tagdíj				3,1			
		4						Bruegel tagdíj				31,3			
		8						AIIB alaptőke hozzájárulás				1 108,0			
	2						Nemzetközi multilaterális segélyezési tevékenység								
		1						IDA alaptőke-hozzájárulás				1 631,7			
		2						IMF HIPC segélyprogramban való részvétel kamattámogatása				25,0			
	3						Egyéb kiadások					40,0			
37						**Hozzájárulás az EU költségvetéséhez**									
	1						ÁFA alapú hozzájárulás					44 319,2			
	2						GNI alapú hozzájárulás					241 570,3			
	3						Brit korrekció					21 468,4			
	4						Dánia, Hollandia és Svédország számára teljesítendő bruttó GNI csökkentés					2 568,4			
41						**Követeléskezelés költségei**						1,7			
42						**Alapok támogatása**									
	1						Nemzeti Foglalkoztatási Alap támogatása					25 000,0			
	2						Bethlen Gábor Alap támogatása					21 134,1		5 000,0	
	3						Központi Nukleáris Pénzügyi Alap támogatása					2 493,1			
	5						Nemzeti Kutatási, Fejlesztési és Innovációs Alap támogatása					8 286,0			

XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**1 150 500,4**	**8 274 674,1**	**7 124 173,7**
Hazai felhalmozási költségvetés	**206 050,0**	**848 378,5**	**642 328,5**
Európai uniós fejlesztési költségvetés	**0,0**	**1 911 239,2**	**1 911 239,2**
XLII. fejezet összesen	**1 356 550,4**	**11 034 291,8**	**9 677 741,4**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XLIII. FEJEZET – Kiemelt előirányzat neve	2018. évi előirányzat – Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK									
1						**Az állami vagyonnal kapcsolatos bevételek**									
	1						Ingatlanokkal és ingóságokkal kapcsolatos bevételek								
		1						Ingatlan értékesítésből származó bevételek							7 475,0
		2						Nemzeti Eszközkezelő Zrt. vagyonkezelésében lévő ingatlanok értékesítési bevétele							310,0
		3						Egyéb eszközök értékesítésből származó bevételek							500,0
		4						Bérleti díjak					554,4		
		5						Nemzeti Eszközkezelő Zrt. vagyonkezelésében lévő ingatlanok bérleti díja					3 390,0		
		6						Vagyonkezelői díj					2 463,7		
	2						Társaságokkal kapcsolatos bevételek								
		1						Tulajdoni részesedések értékesítéséből származó bevétel							15,0
		2						Osztalékbevételek					34 079,0		
	3						Egyéb bevételek								
		1						Távközlési koncessziókból származó díj					280,6		
		2						Az Európai Uniós finanszírozású projektek megelőlegezéseinek visszatérülése							10 309,9
		3						Vegyes bevételek					1 250,0		
2						**Az állami vagyonnal kapcsolatos kiadások**									
	1						Ingatlanokkal és ingóságokkal kapcsolatos kiadások								
		1						Ingatlan-beruházások, ingatlanvásárlás							
			1						Az MNV Zrt. ingatlan-beruházásai, ingatlanvásárlásai					20 023,6	
			2						A Nemzeti Eszközkezelő Zrt. által végrehajtott ingatlanvásárlások és ingatlan beruházások					5 800,0	
			4						Dagály Strandfürdő felújítása					1 933,0	
			7						Budapesti konferencia-központ megvalósítása					5 000,0	
			13						Hungexpo fejlesztése					3 825,0	
			15						A zalaegerszegi Göcseji Falumúzeum fejlesztése					1 393,0	
			17						A Liget Budapest projekt megvalósítása kapcsán felmerülő ingatlanvásárlások- és beruházások					1 180,0	
			18						Az Iparművészeti Múzeum rekonstrukciója					9 822,8	
			19						Sportcélú fejlesztésekhez kapcsolódó ingatlanvásárlások- és beruházások					755,5	
		2						Ingatlanok fenntartásával járó kiadások							
			1						Az MNV által kezelt ingatlanok üzemeltetése, fenntartása, karbantartása, javítása			4 000,0			
			2						Ingatlanok őrzése			2 560,0			
			3						A Nemzeti Eszközkezelő Zrt. által kezelt ingatlanok fenntartása, karbantartása			2 000,0			
		3						Ingóságok és egyéb eszközök vásárlása						150,0	
	2						Társaságokkal kapcsolatos kiadások								
		1						Állami tulajdoni részesedések növekedését eredményező kiadások							
			1						Az MNV Zrt. által végrehajtott részesedésvásárlás, tőkeemelés, pótbefizetés					11 595,9	
			2						A Nemzeti Eszközkezelő Zrt. által végrehajtott tőkeemelés					1 000,0	
		2						Állami tulajdonú társaságok támogatása							
			1						Az MNV Zrt. működésének támogatása			7 600,0			
			2						Az MNV Zrt. tulajdonosi joggyakorlásába tartozó társaságok támogatása			34 678,0			
			3						A Magyar Nemzeti Filmalap Közhasznú Nonprofit Zrt. támogatása			10 000,0			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XLIII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
			4						A nemzeti filmvagyon kezelésével és védelmével kapcsolatos támogatás			806,6			
			5						A Nemzeti Eszközkezelő Zrt. működésének támogatása és tevékenységével kapcsolatos egyéb kiadások			3 000,0			
			6						Nemzeti Hulladékgazdálkodási Koordináló és Vagyonkezelő Zrt. támogatása			4 200,0			
		3						Tulajdonosi kölcsönök elszámolása						524,4	
	3						Az államot korábbi tulajdonosi döntéseihez kapcsolódóan terhelő kiadások								
		1						Jótállással, szavatossággal kapcsolatos kifizetések				1,0			
		2						Kezesi felelősségből eredő kifizetések				1,0			
		3						Konszernfelelősség alapján történő kifizetések				1,0			
		4						Az állam tulajdonosi felelősségével kapcsolatos környezetvédelmi feladatok finanszírozása				10 000,0			
		5						Kárpótlási jegyek életjáradékra váltása				1 100,0			
		6						Egyéb bírósági döntésből eredő kiadások				400,0			
		7						Egyéb szerződéses kötelezettségekből eredő kifizetések				3,5			
	4						A vagyongazdálkodás egyéb kiadásai								
		1						Tanácsadók, értékbecslők és jogi képviselők díja				2 200,0			
		2						Eljárási költségek				50,0			
		3						Állami tulajdonú ingatlanvagyon felmérése				500,0		500,0	
		4						ÁFA elszámolás				1 000,0			
		5						Átváltoztatható kötvény kamatfizetése				9 437,7			
		6						Európai Uniós pályázatokhoz forrás biztosítása				5 000,0		6 924,3	
		7						Egyéb vagyonkezelési kiadások				1 900,0			
	5						Fejezeti tartalék					5 500,0			

XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**105 938,8**	**42 017,7**	**-63 921,1**
Hazai felhalmozási költségvetés	**70 427,5**	**18 609,9**	**-51 817,6**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XLIII. fejezet összesen	**176 366,3**	**60 627,6**	**-115 738,7**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XLIV. FEJEZET — Kiemelt előirányzat neve	2018. évi előirányzat: Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK				
1						**A Nemzeti Földalappal kapcsolatos bevételek**				
	1					Ingatlan értékesítéséből származó bevételek				300,0
	2					Haszonbérleti díj		2 880,0		
	3					Vagyonkezelői díj		120,0		
	4					Egyéb bevételek		50,0		
2						**A Nemzeti Földalappal kapcsolatos kiadások**				
	1					Termőföld vásárlás			1 300,0	
	2					Életjáradék termőföldért	9 100,0			
	3					Ingatlanok fenntartásával járó kiadások	450,0			
	4					A vagyongazdálkodás egyéb kiadásai				
		1				Tanácsadók, értékbecslők és jogi képviselők díja	800,0			
		2				Eljárási költségek, díjak	450,0			
		3				Állami tulajdonú ingatlanvagyon felmérés	400,0			
		4				Állami tulajdonú ingatlanvagyon jogi rendezése	1 100,0			
		5				Bírósági döntésből eredő kiadások	33,0			
		6				Egyéb vagyonkezelési kiadások	717,0			
	5					Fejezeti tartalék	500,0			

XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**13 550,0**	**3 050,0**	**-10 500,0**
Hazai felhalmozási költségvetés	**1 300,0**	**300,0**	**-1 000,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XLIV. fejezet összesen	14 850,0	3 350,0	-11 500,0

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	LXII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
											LXII. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS ALAP				
1											**Hazai innováció támogatása**	39 449,2		11 210,0	
2											**A nemzetközi együttműködésben megvalósuló innováció támogatása**	3 541,6		258,4	
3											**Befizetés a központi költségvetésbe**	13 250,0			
4											**Alapkezelőnek átadott pénzeszköz**	2 200,0		50,0	
6											**Kutatási témapályázatok támogatása**	7 750,3		813,5	
8											**Kutatási Kiválósági Programok**	3 550,0			
19											**Innovációs járulék**		77 000,0		
20											**Egyéb bevételek**		1 416,0		84,0
23											**Költségvetési támogatás**		8 286,0		

LXII. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**69 741,1**	**86 702,0**	**16 960,9**
Hazai felhalmozási költségvetés	**12 331,9**	**84,0**	**-12 247,9**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXII. fejezet összesen	**82 073,0**	**86 786,0**	**4 713,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	LXIII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXIII. NEMZETI FOGLALKOZTATÁSI ALAP									
1						**Aktív támogatások**									
	1						Foglalkoztatási és képzési támogatások					9 400,0		25 600,0	
2						**Szakképzési és felnőttképzési támogatások**						21 007,0		8 923,0	
4						**Passzív kiadások**									
	1						Álláskeresési ellátások					55 000,0			
5						**Bérgarancia kifizetések**						4 000,0			
6						**Működtetési célú kifizetések**						2 900,0			
8						**Start-munkaprogram**						206 695,0		18 305,0	
14						**EU-s elő- és társfinanszírozás**									
	4						2014-2020-as időszak munkaerőpiaci programjainak előfinanszírozása					83 728,0		572,0	
25						**Előfinanszírozott uniós programok kiadásainak visszatérülése**							70 400,0		
26						**Egyéb bevétel**									
	1						Területi egyéb bevétel						721,4		278,6
	2						Központi egyéb bevétel						999,6		0,4
	3						Szakképzési és felnőttképzési egyéb bevétel						620,0		180,0
31						**Szakképzési hozzájárulás**							74 436,3		
33						**Bérgarancia támogatás törlesztése**							1 000,0		
35						**Egészségbiztosítási és munkaerőpiaci járulék Nemzeti Foglalkoztatási Alapot megillető hányada**							194 169,2		
36						**Költségvetési támogatás**							25 000,0		

LXIII. NEMZETI FOGLALKOZTATÁSI ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**382 730,0**	**367 346,5**	**-15 383,5**
Hazai felhalmozási költségvetés	**53 400,0**	**459,0**	**-52 941,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXIII. fejezet összesen	**436 130,0**	**367 805,5**	**-68 324,5**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	LXV. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
						LXV. BETHLEN GÁBOR ALAP									
2						**Költségvetési támogatás**									
	3						Eseti támogatás						21 134,1		5 000,0
4						**Nemzetpolitikai célú támogatások**						19 768,1		5 000,0	
5						**Alapkezelő működési költségei**						1 150,0			
8						**Magyarság Háza program támogatása**						216,0			

LXV. BETHLEN GÁBOR ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**21 134,1**	**21 134,1**	**0,0**
Hazai felhalmozási költségvetés	**5 000,0**	**5 000,0**	**0,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXV. fejezet összesen	**26 134,1**	**26 134,1**	**0,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	LXVI. FEJEZET	2018. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP									
1						**Kis- és közepes aktivitású radioaktívhulladék-tárolók beruházása, fejlesztése**									
	1						Bátaapáti Nemzeti Radioaktívhulladék-tároló (NRHT) beruházása							1 900,3	
	2						Püspökszilágyi Radioaktív Hulladék Feldolgozó és Tároló (RHFT) beruházási munkái és biztonságnövelő programja							1 110,2	
2						**Nagy aktivitású radioaktívhulladék-tároló telephely kiválasztása**								1 296,4	
3						**Kiégett Kazetták Átmeneti Tárolójának bővítése, felújítása**								1 149,0	
5						**RHK Kft. működése, radioaktívhulladék-tárolók és a KKÁT üzemeltetési kiadásai**						5 326,5			
6						**Ellenőrzési és információs célú önkormányzati társulások támogatása**						1 231,6			
7						**Alapkezelőnek működési célra**						143,9			
15						**Nukleáris létesítmények befizetései**									
	1						MVM Paksi Atomerőmű Zrt. befizetése						22 797,7		
16						**Radioaktív hulladékok végleges, eseti elhelyezése**							7,1		
18						**Költségvetési támogatás**							2 493,1		

LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**6 702,0**	**25 297,9**	**18 595,9**
Hazai felhalmozási költségvetés	**5 455,9**	**0,0**	**-5 455,9**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXVI. fejezet összesen	**12 157,9**	**25 297,9**	**13 140,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	LXVII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXVII. NEMZETI KULTURÁLIS ALAP									
1						Alapból nyújtott támogatások						8 713,1			
2						Működési kiadások						851,4		40,5	
4						Kulturális célú központi költségvetési szervek működési kiadásainak támogatása						245,0			
6						Egyéb bevételek							300,0		
7						Játékadó NKA-t megillető része							9 900,0		
8						Kulturális adó							120,0		
9						Szerzői jogi törvény alapján a közös jogkezelőktől származó befizetések							740,0		

LXVII. NEMZETI KULTURÁLIS ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**9 809,5**	**11 060,0**	**1 250,5**
Hazai felhalmozási költségvetés	**40,5**	**0,0**	**-40,5**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXVII. fejezet összesen	**9 850,0**	**11 060,0**	**1 210,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — LXXI. FEJEZET	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP				
1						**Nyugdíjbiztosítási ellátások fedezetéül szolgáló bevételek**				
	1					Szociális hozzájárulási adó Ny. Alapot megillető része és munkáltatói nyugdíjbiztosítási járulék		1 963 429,5		
	2					Biztosítotti nyugdíjjárulék				
		1				Biztosított által fizetett nyugdíjjárulék		1 300 035,0		
	3					Egyéb járulékok és hozzájárulások				
		2				Megállapodás alapján fizetők járulékai		826,1		
		5				Egyszerűsített foglalkoztatás utáni közteher		15 755,8		
	5					Késedelmi pótlék, bírság		8 492,4		
	6					Költségvetési hozzájárulások				
		7				Tervezett pénzeszköz-átvétel		65 921,5		
	7					Nyugdíjbiztosítási tevékenységgel kapcsolatos egyéb bevételek				
		3				Kifizetések visszatérülése és egyéb bevételek		5 006,5		
2						**Nyugdíjbiztosítási ellátásokhoz kapcsolódó kiadások**				
	1					Nyugellátások				
		1				Öregségi nyugdíj				
			1			Korhatár felettiek öregségi nyugdíja	2 669 744,6			
			2			Nők korhatár alatti nyugellátása	259 990,4			
		3				Hozzátartozói nyugellátás				
			1			Árvaellátás	32 572,1			
			2			Özvegyi nyugellátás	348 138,2			
		4				Egyösszegű méltányossági kifizetések				
			2			Egyszeri segély	600,0			
		5				Nyugdíjprémium céltartalék	32 250,0			
	4					Nyugdíjbiztosítás egyéb kiadásai				
		4				Egyéb, ellátáshoz kapcsolódó kiadások				
			2			Postaköltség	4 386,0			
			3			Egyéb kiadások	2 069,9			
3						**Vagyongazdálkodás**				
	1					Ellátások fedezetére szolgáló vagyongazdálkodás	1,0	44,4		
5						**Nyugdíjbiztosítási költségvetési szerv**				
	1					Központi hivatali szerv		1 955,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	5 539,8			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 191,8			
					3	Dologi kiadások	4 748,2			
					5	Egyéb működési célú kiadások	7,2			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			227,0	

LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**3 361 239,2**	**3 361 466,2**	**227,0**
Hazai felhalmozási költségvetés	**227,0**	**0,0**	**-227,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXXI. fejezet összesen	3 361 466,2	3 361 466,2	**0,0**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcímcsop. név / Jogcím név / Előir. csop. név — LXXII. FEJEZET — Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP				
1						**Egészségbiztosítási ellátások fedezetéül szolgáló bevételek**				
	1					Szociális hozzájárulási adó E. Alapot megillető része és munkáltatói egészségbiztosítási járulék		506 161,0		
	2					Biztosítotti egészségbiztosítási járulék		875 304,5		
	3					Egyéb járulékok és hozzájárulások				
		1				Egészségügyi szolgáltatási járulék		31 914,5		
		2				Megállapodás alapján fizetők járulékai		315,0		
		4				Munkáltatói táppénz hozzájárulás		29 154,4		
		5				Egyszerűsített foglalkoztatás utáni közteher		183,0		
	4					Egészségügyi hozzájárulás		183 339,8		
	5					Késedelmi pótlék, bírság		4 000,0		
	6					Költségvetési hozzájárulások				
		2				Egészségügyi feladatok ellátásával kapcsolatos költségvetési hozzájárulás		5 400,0		
		6				Járulék címen átvett pénzeszköz		465 532,4		
		10				Tervezett pénzeszköz-átvétel		65 371,4		
	7					Egészségbiztosítási tevékenységgel kapcsolatos egyéb bevételek				
		1				Terhességmegszakítás egyéni térítési díja		525,0		
		2				Baleseti és egyéb kártérítési megtérítések		6 174,0		
		3				Kifizetések visszatérítése és egyéb bevételek		1 227,0		
		7				Gyógyszergyártók és forgalmazók befizetései				
			1			Szerződések szerinti gyógyszergyártói és forgalmazói befizetések		17 000,0		
			2			Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek		55 370,0		
		8				Nemzetközi egyezményből eredő ellátások megtérítése				
			1			EU tagállamokkal kapcsolatos elszámolások		4 180,0		
			2			Nem EU tagállamokkal kapcsolatos elszámolások		2,0		
		11				Egészségügyi szolgáltatók visszafizetése				
			1			Gyógyszertámogatással, gyógyászati segédeszköz támogatással kapcsolatos ellenőrzésekből eredő visszafizetések		150,0		
			2			Egészségügyi szolgáltatók egyéb visszafizetése		300,0		
		12				Baleseti adó		36 565,5		
		13				Népegészségügyi termékadó		30 487,7		
2						**Egészségbiztosítási ellátások kiadásai**				
	2					Egészségbiztosítás pénzbeli ellátásai				
		1				Csecsemőgondozási díj, Terhességi-gyermekágyi segély	63 984,9			
		2				Táppénz				
			1			Táppénz	98 700,0			
			2			Gyermekápolási táppénz	5 350,0			
			3			Baleseti táppénz	11 750,0			
		3				Betegséggel kapcsolatos segélyek				
			4			Egyszeri segély	450,0			
		4				Kártérítési járadék	740,0			
		5				Baleseti járadék	8 086,6			
		6				Gyermekgondozási díj	163 244,1			
		7				Rokkantsági, rehabilitációs ellátások	308 997,4			
	3					Természetbeni ellátások				

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	LXXII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		1						Gyógyító-megelőző ellátás							
			1						Háziorvosi, háziorvosi ügyeleti ellátás			129 547,5			
			2						Védőnői szolgáltatás, anya-, gyermek- és ifjúságvédelem			27 028,2			
			3						Fogászati ellátás			27 946,8			
			4						Otthoni szakápolás			5 596,8			
			5						Betegszállítás és orvosi rendelvényű halottszállítás			6 796,9			
			8						Művesekezelés			23 171,1			
			11						Működési költségelőleg			2 000,0			
			13						Célelőirányzatok			80 086,5			
			15						Mentés			40 324,7			
			17						Laboratóriumi ellátás			25 452,6			
			18						Összevont szakellátás			810 928,1			
			19						Népegészségügy fejlesztése			1 703,3			
			20						Háziorvosi ellátás fejlesztése			8 333,3			
			21						Gyógyító-megelőző ellátás céltartalék			15 438,0			
		2						Gyógyfürdő és egyéb gyógyászati ellátás támogatása				4 200,0			
		3						Anyatej-ellátás				200,0			
		4						Gyógyszertámogatás							
			1						Gyógyszertámogatás kiadásai			265 030,0			
			4						Gyógyszertámogatási céltartalék			72 370,0			
		5						Gyógyászati segédeszköz támogatás							
			1						Kötszertámogatás			7 200,0			
			2						Gyógyászati segédeszköz kölcsönzés támogatása			220,0			
			3						Egyéb gyógyászati segédeszköz támogatás			55 580,0			
		6						Utazási költségtérítés				5 500,0			
		7						Nemzetközi egyezményből eredő és külföldön történő, tervezett ellátások kiadásai							
			1						Sürgősségi ellátás EGT-n, Svájcon belül			14 935,0			
			2						Sürgősségi ellátás EGT-n kívül			234,0			
			3						Külföldön tervezett egészségügyi ellátások megtérítése			100,0			
			4						Külföldön történt speciális egészségügyi ellátások			224,0			
			5						Külföldön igénybevett Magyarországon nem elérhető egészségügyi szolgáltatások			2 360,0			
		8						Természetbeni ellátások céltartaléka				3 800,0			
	4						Egészségbiztosítás egyéb kiadásai								
		4						Egyéb, ellátásokhoz kapcsolódó kiadások							
			1						Kifizetőhelyeket megillető költségtérítés			1 987,0			
			2						Postaköltség			3 011,0			
			3						Egyéb kiadások			782,0			
			5						Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése			10,0			
			7						Gyógyszertárak juttatása			4 100,0			
			8						Gyógyszertárak szolgáltatási díja			4 500,0			
3						Vagyongazdálkodás									
	1						Ellátások fedezetére szolgáló vagyongazdálkodás					12,0	15,0		
5						Egészségbiztosítási költségvetési szervek									
	1						Központi hivatali szerv						419,8		
				1						*Működési költségvetés*					
					1						Személyi juttatások	3 849,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	706,4			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	LXXII. FEJEZET Kiemelt előirányzat neve	2018. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
					3						Dologi kiadások	2 149,0			
					5						Egyéb működési célú kiadások	175,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			200,0	

LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**2 318 892,0**	**2 319 092,0**	**200,0**
Hazai felhalmozási költségvetés	**200,0**	**0,0**	**-200,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXXII. fejezet összesen	**2 319 092,0**	**2 319 092,0**	**0,0**

Központi alrendszer	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**15 894 506,4**	**15 894 506,4**	**0,0**
Hazai felhalmozási költségvetés	**1 799 959,0**	**942 681,0**	**-857 278,0**
Európai uniós fejlesztési költségvetés	**2 417 643,0**	**1 914 270,8**	**-503 372,2**
Központi alrendszer összesen	**20 112 108,4**	**18 751 458,2**	**-1 360 650,2**

2. melléklet a 2017. évi C. törvényhez

A helyi önkormányzatok általános működésének és ágazati feladatainak támogatása

I. A HELYI ÖNKORMÁNYZATOK MŰKÖDÉSÉNEK ÁLTALÁNOS TÁMOGATÁSA

1. A települési önkormányzatok működésének támogatása

a) Önkormányzati hivatal működésének támogatása

FAJLAGOS ÖSSZEG: 4 580 000 forint/fő

A központi költségvetés támogatást biztosít az önkormányzati hivatal működési kiadásaihoz a Magyarország helyi önkormányzatairól szóló 2011. évi CLXXXIX. törvény (a továbbiakban: Mötv.) szerint 2016. január 1-jén működő, illetve a Mötv. 85. § (3a) bekezdés alapján történő kijelölés szerinti hivatali struktúrának megfelelően. Amennyiben bírósági döntés alapján év közben változik a közös hivatali struktúra, vagy év közben megváltozik a közös hivatal székhelye, azt az érintett önkormányzatok egymás között pénzeszközátadással rendezik.

A támogatás meghatározása az elismert hivatali létszám alapján a személyi és dologi kiadások elismert átlagos költségei figyelembevételével történik. Közös önkormányzati hivatal esetében a támogatásra a székhely önkormányzat jogosult.

Az elismert hivatali létszám a számított alaplétszám korrekciós tényezőkkel korrigált összege. Önálló polgármesteri hivatal esetében az elismert hivatali létszám megegyezik a számított alaplétszámmal. Budapest Főváros Önkormányzata esetében az elismert hivatali létszám 470 fő.

A számított alaplétszám az alábbi képlet alapján határozható meg:

SZAL = c + (ÖL - a)/(b - a) * (d - c), két tizedesre kerekítve

ahol:

SZAL = számított alaplétszám,

ÖL = az önkormányzat(ok) lakosságszáma, amennyiben a közös hivatalt fenntartó önkormányzatok együttes lakosságszáma nem éri el a 2000 főt, úgy 2000 főként kell a számításkor figyelembe venni,

a = az elismert hivatali létszám a Kiegészítő szabályok 3.*a)* pontja alapján a település típusa szerint az adott lakosságszám-kategória alsó határa,

b = az elismert hivatali létszám a Kiegészítő szabályok 3.*a)* pontja alapján a település típusa szerint az adott lakosságszám-kategória felső határa,

c = az elismert hivatali létszám a Kiegészítő szabályok 3.*a)* pontja alapján a település típusa szerint az adott lakosságszám-kategóriához tartozó elismert köztisztviselői létszám minimuma,

d = az elismert hivatali létszám a Kiegészítő szabályok 3.*a)* pontja alapján a település típusa szerint az adott lakosságszám-kategóriához tartozó elismert köztisztviselői létszám maximuma.

A közös hivatal esetében az elismert hivatali létszám a korrekciós tényezők figyelembevételével a következő képlet alapján határozható meg:

EHL = SZAL * (1 + Ka + Kb + Kc), két tizedesre kerekítve

ahol:

EHL = elismert hivatali létszám,

SZAL = számított alaplétszám,
Ka = a Kiegészítő szabályok 3.*b)* pont *ba)* alpontja szerinti korrekciós tényező,
Kb = a Kiegészítő szabályok 3.*b)* pont *bb)* alpontja szerinti korrekciós tényező,
Kc = a Kiegészítő szabályok 3.*b)* pont *bc)* alpontja szerinti korrekciós tényező.

A közös hivatal esetében a közös hivatalt alkotó hetedik és minden további település után az elismert hivatali létszám településenként 1 fővel nő. A járási székhely önkormányzat, illetve az 5000 fő lakosságszám feletti község, nagyközség önkormányzata esetében az elismert hivatali létszám 2 fővel emelkedik függetlenül attól, hogy önállóan vagy közös hivatal útján gondoskodik a hivatali feladatok ellátásáról.

b) Településüzemeltetéshez kapcsolódó feladatellátás alaptámogatása

A települési önkormányzatok településüzemeltetési feladataik ellátásához az alábbi jogcímek alapján részesülnek támogatásban.

ba) A zöldterület-gazdálkodással kapcsolatos feladatok ellátásának alaptámogatása

FAJLAGOS ÖSSZEG: 22 300 forint/hektár

A támogatás a települési önkormányzatokat a zöldterületek, és az azokhoz kapcsolódó építmények kialakításához és fenntartásához kapcsolódóan a belterület nagysága alapján illeti meg. Budapest Főváros Önkormányzata e jogcímen 550 millió forint támogatásra jogosult.
A belterületre vonatkozóan a Budapest Főváros Kormányhivatala által az ingatlan-nyilvántartási adatbázisból (a továbbiakban: ingatlan-nyilvántartási adatbázis) ingyenesen rendelkezésre bocsátott 2016. december 31-én hatályos területi összesítőben szereplő adatokat kell figyelembe venni.

bb) Közvilágítás fenntartásának alaptámogatása

A támogatás a települési önkormányzatokat a településen történő közvilágítás biztosításához kapcsolódóan illeti meg. A támogatás meghatározása a településen kiépített kisfeszültségű hálózat kilométerben meghatározott hossza alapján történik, az alábbi, a 2016. évi országosan összesített önkormányzati beszámolóban szereplő „Közvilágítás” kormányzati funkció alapján településkategóriánként számított átlagos, egy kilométerre jutó nettó működési kiadások figyelembevételével.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Főváros, megyei jogú város, 40 000 fő lakosságszám feletti város	415 000 Ft/km
10 001-40 000 fő lakosságszám közötti település	400 000 Ft/km
10 001 fő lakosságszám alatti település	320 000 Ft/km

A településen kiépített kisfeszültségű hálózat hossza tekintetében a Központi Statisztikai Hivatal 2016. december 31-ei állapotnak megfelelően elkészített Országos Statisztikai Adatgyűjtési Program (a továbbiakban: OSAP-jelentés) 1058 „Jelentés a települések villamosenergia-ellátásáról” adatgyűjtés szerinti adatokat kell figyelembe venni azzal, hogy Budapest Főváros Önkormányzata tekintetében a kiépített kisfeszültségű hálózat hossza megegyezik a budapesti kerületeknél rögzített adatok összegével.

bc) Köztemető fenntartással kapcsolatos feladatok alaptámogatása

A támogatás a települési önkormányzatokat a köztemető fenntartásával kapcsolatos feladataihoz kapcsolódóan illeti meg, a 2016. évi országosan összesített önkormányzati beszámolóban szereplő „Köztemető-fenntartás, és -működtetés" kormányzati funkció településkategóriánként számított egy négyzetméterre eső nettó működési kiadások figyelembevételével. Az így meghatározott támogatás összege legalább 100 000 forint.

Ugyancsak 100 000 forint támogatás illeti meg azon önkormányzatokat, melyeknek a fenti kormányzati funkción mutatkozó nettó kiadása nem haladja meg a 100 000 forintot, illetve az OSAP-jelentés alapján naturális mutatóval rendelkeznek, de a fenti kormányzati funkción nettó kiadásuk nem mutatkozott. Nem részesülnek támogatásban azon önkormányzatok, melyek az OSAP-jelentésben nem szerepeltettek temetőt. Azon önkormányzatok, melyek temetővel nem rendelkeznek, de megállapodás alapján köztemető fenntartásához hozzájárulnak vagy a feladatot ellátják, és a fenti kormányzati funkción nettó működési kiadásuk a Magyar Államkincstár (a továbbiakban: Kincstár) által ellenőrzött és igazolt módon meghaladja a 100 000 forintot, a nettó kiadásuk 90%-ának megfelelő összegű támogatásra, de legalább 100 000 forintra jogosultak.

E támogatásban a fővárosi kerületek nem részesülnek.
Budapest Főváros Önkormányzata esetében a támogatás összege 18,3 millió forint.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Megyei jogú város, 40 000 fő lakosságszám feletti város	70 Ft/m^2
10 001-40 000 fő lakosságszám közötti település	104 Ft/m^2
10 001 fő lakosságszám alatti település	69 Ft/m^2

A településen lévő köztemető nagyságát az OSAP-jelentés 1616 „Jelentés az önkormányzatok tulajdonában lévő ingatlanvagyonról „T" adatlap 01-04. sorok" adatai alapján kell figyelembe venni.

bd) Közutak fenntartásának alaptámogatása

A támogatás a települési önkormányzatokat a közutak fenntartásával kapcsolatos feladataihoz kapcsolódóan illeti meg, a 2016. évi országosan összesített önkormányzati beszámolóban szereplő „Közutak, hidak, alagutak üzemeltetése, fenntartása" és „Parkoló, garázs üzemeltetése, fenntartása" kormányzati funkciók alapján településkategóriánként számított nettó működési kiadások figyelembevételével.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Főváros, fővárosi kerületek, megyei jogú város, 40 000 fő lakosságszám feletti város	470 000 Ft/km
10 001-40 000 fő lakosságszám közötti település	295 000 Ft/km
10 001 fő lakosságszám alatti település	227 000 Ft/km

A településen lévő belterületi út hosszát az OSAP-jelentés 1390 „Helyi közutak és hidak adatai" alapján kell figyelembe venni.

c) Egyéb önkormányzati feladatok támogatása

FAJLAGOS ÖSSZEG: 2 700 forint/fő,

de

a) az 1000 fő lakosságszámot meg nem haladó azon települések esetében, ahol az egy lakosra jutó adóerő-képesség nem haladja meg a 32 000 forintot, településenként legalább 5 000 000 forint,

b) az 1000 fő lakosságszám feletti azon települések esetében, ahol az egy lakosra jutó adóerő-képesség nem haladja meg a 32 000 forintot, településenként legalább 6 000 000 forint,

c) az egyéb településenként legalább 3 500 000 forint.

A központi költségvetés támogatást biztosít a települési önkormányzatok számára a Mötv. 13. §-ában meghatározott egyes – az 1.*a)-b)* pontokban nem nevesített – feladatok ellátására.

E mellékletben az adóerő-képesség a 2017. II. negyedéves költségvetési jelentés alapján a helyi iparűzési adóalap 1,4%-át jelenti. Az adóerő-képesség figyelembevételére vonatkozó szabályokat a Kiegészítő szabályok 1.*c)* pontja tartalmazza.

d) Lakott külterülettel kapcsolatos feladatok támogatása

FAJLAGOS ÖSSZEG: 2 550 forint/külterületi lakos

A központi költségvetés támogatást biztosít a lakott külterülettel rendelkező települési önkormányzatoknak a 2017. január 1-jei külterületi lakosok száma alapján.

e) Üdülőhelyi feladatok támogatása

FAJLAGOS ÖSSZEG: 1,0 forint/idegenforgalmi adóforint

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az üdülővendégek tartózkodási ideje alapján beszedett idegenforgalmi adó 2016. évi tény adatai alapján. Késedelmi pótlék, bírság alapján nem igényelhető a hozzájárulás.

2. Nem közművel összegyűjtött háztartási szennyvíz ártalmatlanítása

ELŐIRÁNYZAT: 76,3 millió forint
FAJLAGOS ÖSSZEG: 100 forint/m^3

A támogatás az összegyűjtött és a hatóságilag kijelölt lerakóhelyeken igazoltan elhelyezett, nem közművel összegyűjtött háztartási szennyvíz mennyisége (m^3) után illeti meg azon települési önkormányzatokat, amelyek

a) a vízgazdálkodásról szóló 1995. évi LVII. törvény alapján szervezett közszolgáltatás ellátásáról közszolgáltatóval kötött, hatályos szerződés útján,

b) a környezet és a vízbázisok védelme érdekében a közműves csatornahálózattal el nem látott településrészein keletkezett nem közművel összegyűjtött háztartási szennyvíz gyűjtéséről ártalmatlanítás céljából gondoskodnak. Az összeg a fajlagos lakossági ráfordítások (díjak) csökkentéséhez járul hozzá.

A támogatást a települési önkormányzatok a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) alapján, a Kiegészítő szabályok 2.*a)-b)* pontjai szerint igénylik, és

annak tényleges, közszolgáltatási szerződés szerint összegyűjtött mennyisége alapján számolnak el. A támogatás folyósítása négy egyenlő részletben, minden negyedév utolsó hónapjában történik.

3. Határátkelőhelyek fenntartásának támogatása

ELŐIRÁNYZAT: 100,0 millió forint
FAJLAGOS ÖSSZEG: 2 forint/ki- és belépési adatok

Az előirányzat a 2015. december 31-ei schengeni külső (a magyar-ukrán, a magyar-román, a magyar-szerb és a magyar-horvát) határszakaszokon közúti határátkelőhelyet fenntartó települési önkormányzatok támogatását szolgálja. A támogatás a 2016. évi közúti ki- és belépési (személyi- és járműforgalmi) adatok alapján kerül megállapításra, folyósítására egy alkalommal, január hónapban kerül sor.

4. Megyei önkormányzatok feladatainak támogatása

ELŐIRÁNYZAT: 4 891,3 millió forint

Az előirányzat a megyei önkormányzatok feladataihoz kapcsolódó kiadások támogatását szolgálja.

millió forint

Megyei önkormányzatok	Támogatás
Baranya Megyei Önkormányzat	247,0
Bács-Kiskun Megyei Önkormányzat	279,4
Békés Megyei Önkormányzat	239,9
Borsod-Abaúj-Zemplén Megyei Önkormányzat	318,1
Csongrád Megyei Önkormányzat	254,4
Fejér Megyei Önkormányzat	255,4
Győr-Moson-Sopron Megyei Önkormányzat	261,2
Hajdú-Bihar Megyei Önkormányzat	283,0
Heves Megyei Önkormányzat	226,8
Jász-Nagykun-Szolnok Megyei Önkormányzat	245,9
Komárom-Esztergom Megyei Önkormányzat	227,6
Nógrád Megyei Önkormányzat	201,2
Pest Megyei Önkormányzat	452,1
Somogy Megyei Önkormányzat	229,2
Szabolcs-Szatmár-Bereg Megyei Önkormányzat	286,8
Tolna Megyei Önkormányzat	208,3
Vas Megyei Önkormányzat	214,6
Veszprém Megyei Önkormányzat	238,6
Zala Megyei Önkormányzat	221,8
Összesen:	4 891,3

5. A 2017. évről áthúzódó bérkompenzáció támogatása

ELŐIRÁNYZAT: 987,0 millió forint

Az előirányzat szolgál a helyi önkormányzati intézményrendszerben foglalkoztatottak 2017. december havi keresete után járó bérkompenzációjának támogatására.

A támogatás a helyi önkormányzatokat a költségvetési szervek és az egyházi jogi személyek foglalkoztatottjainak 2017. évi kompenzációjáról szóló 432/2016. (XII. 15.) Korm. rendeletben foglaltak szerint illeti meg.

A támogatás folyósítása január hónap végén a nettó finanszírozás keretében történik.

6. Polgármesteri illetmény támogatása

ELŐIRÁNYZAT: 3 120,4 millió forint

Az előirányzat szolgál a Mötv. 2016. december 31-én hatályos 71. § (4) és (5) bekezdés szerinti polgármesteri illetmény és tiszteletdíj, és a Mötv. 2016. évi CLXXXV. törvénnyel módosított 71. § (4) bekezdése szerinti polgármesteri illetmény és a 71. § (5) bekezdése szerinti tiszteletdíj összegének különbözetéhez, és az arra tekintettel fizetendő szociális hozzájárulási adó összegéhez (a továbbiakban együtt: tényleges különbözet) biztosított támogatásra.

A támogatás a 32 000 forint egy lakosra jutó adóerő-képességet meg nem haladó adóerő-képességű települési önkormányzatokat illeti meg a tényleges különbözet és az önkormányzat egy lakosra jutó adóerő-képessége szerint.

A támogatás szempontjából a polgármesteri tisztség betöltésének módját az OSAP-jelentés 1621 „Önkormányzati törzsadattár” 2016. II. félévi adatgyűjtése szerint kell figyelembe venni.
A támogatás mértékét az alábbi táblázat rögzíti:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Támogatás mértéke a tényleges különbözet %-ában
	alsó határ	felső határ	
1.	0	24 000	100
2.	24 001	32 000	25

Az adóerő-képesség figyelembevételére vonatkozó szabályokat a Kiegészítő szabályok 1.c) alpontja tartalmazza. A támogatás folyósítása a nettó finanszírozás keretében, az államháztartásról szóló törvény végrehajtásáról szóló 368/2011. (XII. 31.) Korm. rendeletben (a továbbiakban: Ávr.) meghatározott időpontokban történik.

II. A TELEPÜLÉSI ÖNKORMÁNYZATOK EGYES KÖZNEVELÉSI FELADATAINAK TÁMOGATÁSA

1. Óvodapedagógusok és az óvodapedagógusok nevelőmunkáját közvetlenül segítők bértámogatása

ELŐIRÁNYZAT:	157 878,2 millió forint
ÓVODAPEDAGÓGUSOK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE:	4 419 000 forint/számított létszám/év
ÓVODAPEDAGÓGUSOK NEVELŐMUNKÁJÁT KÖZVETLENÜL SEGÍTŐK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE:	2 205 000 forint/létszám/év

A központi költségvetés a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény (a továbbiakban: Kjt.), a nemzeti köznevelésről szóló 2011. évi CXC. törvény (a továbbiakban: Nkt.), valamint a pedagógusok előmeneteli rendszeréről és a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény köznevelési intézményekben történő végrehajtásáról szóló 326/2013. (VIII. 30.) Korm. rendelet (a továbbiakban: köznevelési Kjtvhr.), továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú támogatást biztosít az óvodát fenntartó települési önkormányzat részére az általa foglalkoztatott óvodapedagógusok, és az óvodapedagógusok nevelőmunkáját közvetlenül segítők (a továbbiakban: segítő) béréhez és az ehhez kapcsolódó szociális hozzájárulási adóhoz.

A támogatás a települési önkormányzatot az általa fenntartott óvodaintézmény(ek)ben foglalkoztatott, az Nkt. nevelés-szervezési paraméterei szerint számított pedagógus-, valamint segítői létszám után illeti meg. Egy óvodaintézménynek kell tekinteni az egy OM azonosítóval és alapító okirattal rendelkező intézményt, beleértve az óvoda valamennyi feladatellátási helyét (székhely, tagintézmény, telephely) akkor is, ha az alapító okiratban a tagintézményként vagy telephelyként nevesített feladatellátási hely a fenntartótól eltérő településen van.

a) Az óvodai nevelésben részesülő gyermekek számának meghatározása (beleértve a sajátos nevelési igényű gyermekeket is)

Az óvodai nevelésben részesülő gyermekek számának meghatározása a 2017/2018. és a 2018/2019. nevelési évek köznevelési statisztikai tényleges nyitó létszám adatai alapján történik.

Számításba kell venni továbbá mindazon gyermekeket, beleértve a krízisközpontban vagy a titkos menedékházban elhelyezett ellátásra tekintettel ideiglenes óvodai jogviszonyt létesített gyermekeket is,

– akik 2017. december 31-éig, vagy – az Nkt. 8. § (1) bekezdésében foglalt feltételek megléte esetén – a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és a 2017/2018. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést,

– akik negyedik, illetve ötödik életévüket betöltik és a 2017/2018. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe,

– akik 2018. december 31-éig, vagy – az Nkt. 8. § (1) bekezdésében foglalt feltételek megléte esetén – a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és a

2018/2019. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést, valamint

– akik negyedik, illetve ötödik életévüket betöltik és a 2018/2019. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe.

Nem igényelhető támogatás

– a 2017/2018. nevelési évre azon gyermekek után, akik a hetedik életévüket 2017. augusztus 31-éig betöltötték,

– a 2018/2019. nevelési évre azon gyermekek után, akik a hetedik életévüket 2018. augusztus 31-éig betöltik,

kivéve, ha az Nkt. 45. § (2) bekezdése alapján a gyermekek óvodai nevelése meghosszabbítható.

Az óvodai nevelésben részesülő integráltan nevelt sajátos nevelési igényű gyermekek számát az Nkt. 47. § (7) bekezdésében meghatározottak szerint kell figyelembe venni.

Nem igényelhető támogatás továbbá azon gyermekek után, akik esetében az intézmény óvodai neveléshez kapcsolódó tandíjat állapít meg, továbbá akinek a jegyző vagy a fenntartó felmentést adott a kötelező óvodai nevelésben való részvétel alól.

A 2017/2018. nevelési évben az első nevelési évet kezdő óvodások között két gyermekként kell figyelembe venni azokat a bölcsődés korú, második életévüket 2017. december 31-éig betöltő gyermekeket, akiknek a gondozását az Nkt. 20. § (10) bekezdése szerint egységes óvoda-bölcsőde intézmény keretei között, a nevelési-oktatási intézmények működéséről és a köznevelési intézmények névhasználatáról szóló 20/2012. (VIII. 31.) EMMI rendeletben meghatározott feltételek szerint biztosítják, és a gyermek 2017. szeptember 1-je és december 31-e között igénybe veszi az ellátást.

b) A számított óvodapedagógus és az óvodapedagógus nevelőmunkáját közvetlenül segítők létszámának meghatározása

Az óvodapedagógus létszám meghatározása a következő képlettel történik:

2017/2018. nevelési évre:

$$Psz1 = (L1 / Cs) * Feh1 + Vk1 + Op1$$

2018/2019. nevelési évre:

$$Psz2 = (L2 /Cs) * Feh2 + Vk2 + Op2$$

ahol:

Psz1; Psz2 = a 2017/2018., illetve a 2018/2019. nevelési évre számított óvodapedagógusok létszáma, egy tizedesre kerekítve,

L1; L2 = a 2017/2018., illetve a 2018/2019. nevelési évben szervezett csoport(ok)ban az *a)* pont szerinti összes gyermeklétszám,

Cs = csoport átlaglétszám 20 fő,

Feh1; Feh2 = foglalkozási együttható az 50 órában egységesen meghatározott, óvodai foglalkoztatási időkeret, az Nkt. szerinti pedagógus heti kötelező óraszám, illetve kötött munkaidő figyelembevételével: 1,62.

Vk1; Vk2 = vezetői órakedvezmény miatti pedagógus többletlétszám a 2017/2018., illetve a 2018/2019. nevelési évben (két tizedesre kerekítve).

Op1; Op2 = az Nkt. 61. § (3) bekezdése alapján az intézmény alapító okirata szerint 500 fő férőhelyet elérő vagy azt meghaladó intézményeknél kötelezően alkalmazandó

óvodapszichológusok létszáma a 2017/2018., illetve a 2018/2019. nevelési évben (egy tizedesre kerekítve).

A támogatás igénylése szempontjából az óvodapedagógusok nevelőmunkáját közvetlenül segítők száma – beleértve a pedagógus szakképzettséggel, szakképesítéssel rendelkező segítőket is – az Nkt. 2. melléklete szerint elismerhető és a Kjt. alapján foglalkoztatott – létszám, de legfeljebb

– 2018. év első 8 hónapjában a ténylegesen foglalkoztatott segítők – teljes munkaidőre átszámított – átlagos száma,

– 2018. év utolsó 4 hónapjában az erre az időszakra becsült segítők – teljes munkaidőre átszámított – átlagos száma,

egy tizedesre kerekítve.

Az óvodapedagógusok nevelőmunkáját közvetlenül segítők létszámának meghatározásakor az Nkt. 2. melléklete szerinti pedagógiai asszisztens csak azon intézményeknél vehető figyelembe, ahol legalább 3 csoport működik.

Az év végi elszámolás mindkét nevelési év tekintetében a havonta, az Nkt. 2. melléklete szerint elismerhető és a Kjt. alapján ténylegesen foglalkoztatott segítők – teljes munkaidőre átszámított – egy tizedesre kerekített átlagos létszáma alapján történik.

A pszichopedagógus a segítők létszámában nem vehető figyelembe.

c) Az óvodapedagógusok és az óvodapedagógusok nevelőmunkáját közvetlenül segítők bértámogatásának összege

A bértámogatás az alábbiak szerint kerül meghatározásra:

2017/2018. nevelési évre:

$$Tp1 = Psz1 * ÁBp * 8/12$$

$$Ts1 = S1 * ÁBs * 8/12 + PS1 * ÁBp * 8/12$$

2018/2019. nevelési évre:

$$Tp2 = Psz2 * ÁBp * 4/12$$

$$Ts2 = S2 * ÁBs * 4/12 + PS2 * ÁBp * 4/12$$

ahol:

Tp1; Tp2 = a 2017/2018., illetve a 2018/2019. nevelési évben az óvodapedagógusok átlagbéralapú támogatása,

Ts1, Ts2 = a 2017/2018., illetve a 2018/2019. nevelési évben az óvodapedagógusok nevelőmunkáját közvetlenül segítők átlagbéralapú támogatása,

S1; S2 = a 2017/2018., illetve a 2018/2019. nevelési évben az óvodapedagógusok nevelőmunkáját közvetlenül segítők *b)* pont szerinti száma, levonva a PS1, illetve a PS2 értékét,

PS1; PS2 = a 2017/2018., illetve a 2018/2019. nevelési évben a pedagógus szakképzettséggel, szakképesítéssel rendelkező, az óvodapedagógusok nevelőmunkáját közvetlenül segítők száma,

ÁBp = óvodapedagógus átlagbér elismert összege,

ÁBs = óvodapedagógusok nevelőmunkáját közvetlenül segítők átlagbérének elismert összege.

A támogatás felhasználható a 2017. december havi bérek 2018. januárban történő kifizetésére is.

A 2017/2018. nevelési év átlagbéralapú támogatási összege 4%-ának folyósítása január első munkanapján, 12%-ának folyósítása január végén, ezt követően havonta egyenlő részletekben, az Ávr.-ben meghatározott időpontokban történik. A 2018/2019. nevelési év átlagbéralapú támogatásának folyósítása négy egyenlő részletben, szeptember hónaptól havonta, az Ávr.-ben meghatározott időpontokban történik.

2. Óvodaműködtetési támogatás

ELŐIRÁNYZAT: 22 893,2 millió forint

a) Óvodaműködtetési alaptámogatás

FAJLAGOS ÖSSZEG: 81 700 forint/fő/év

A támogatás a települési önkormányzatot az óvoda működésével és feladatellátásával összefüggő kiadásaihoz kapcsolódóan illeti meg az általa fenntartott óvodában nevelt – az 1.*a)* pontban figyelembe vett – gyermeklétszám után.

A létszám meghatározásakor minden gyermeket egy főként kell figyelembe venni.

b) Kiegészítő támogatás az óvodaműködtetési feladatokhoz

Amennyiben a Kiegészítő szabályok 2.*a)* pontja szerinti igénylést követően az előirányzat az *a)* pont szerinti jogcímre nem kerül teljes egészében felhasználásra, úgy az önkormányzatokat az óvodaműködtetési feladatokhoz – az előirányzatból fennmaradó összeg erejéig – kiegészítő támogatás illeti meg. A kiegészítő támogatás fajlagos összegeit az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter 2017. december 22-éig közösen állapítja meg.

A 2017/2018. nevelési évre jutó támogatási összeg 4%-ának folyósítása január első munkanapján, 12%-ának folyósítása január végén, ezt követően havonta egyenlő részletekben, az Ávr.-ben meghatározott időpontokban történik. A 2018/2019. nevelési évre jutó támogatás folyósítása négy egyenlő részletben, szeptember hónaptól havonta, az Ávr.-ben meghatározott időpontokban történik.

3. Társulás által fenntartott óvodákba bejáró gyermekek utaztatásának támogatása

ELŐIRÁNYZAT: 500,9 millió forint
FAJLAGOS ÖSSZEG: 189 000 forint/fő/év

A támogatás a Mötv. alapján létrehozott társulás által fenntartott óvodákba járó – az 1.*a)* pontban figyelembe vett – gyermeklétszámból azon gyermekek után igényelhető, akik a lakóhelyüktől, ennek hiányában tartózkodási helyüktől eltérő településen veszik igénybe az óvodai ellátást és utaztatásuk autóbusz működtetésével, iskolabusz-szolgáltatás vagy különcélú menetrendszerinti autóbusz szolgáltatás vásárlásával biztosított. E támogatás szempontjából iskolabusz-szolgáltatás vásárlásnak minősül a menetrendtől függetlenül kizárólag e célból indított

járat(ok) igénybevétele. A támogatás igénybevételének további feltétele, hogy az utaztatott gyermekek mellett kísérő utazzon.

A támogatás szempontjából az adott napon figyelembe vehető egy főként az a gyermek, akinek az utazását mind az oda-, mind a visszaúton a fentiek szerint biztosították. Az utaztatott gyermekek számának meghatározása: tervezéskor az éves becsült létszám, elszámolásnál az utaztatás kapcsán készített nyilvántartás alapján naponta összesített ellátottak száma osztva 220-szal.

A támogatás folyósítása a nettó finanszírozás keretében, az Ávr.-ben meghatározott időpontokban történik.

4. Kiegészítő támogatás az óvodapedagógusok és a pedagógus szakképzettséggel rendelkező segítők minősítéséből adódó többletkiadásokhoz

ELŐIRÁNYZAT:	11 360,4 millió forint
ALAPFOKOZATÚ VÉGZETTSÉGŰ ÓVODAPEDAGÓGUSOK, PEDAGÓGUS SZAKKÉPZETTSÉGGEL RENDELKEZŐ SEGÍTŐK	
– PEDAGÓGUS II. KATEGÓRIÁBA SOROLT ÓVODAPEDAGÓGUSOK, PEDAGÓGUS SZAKKÉPZETTSÉGGEL RENDELKEZŐ SEGÍTŐK KIEGÉSZÍTŐ TÁMOGATÁSA:	401 000 forint/fő/év
– MESTERPEDAGÓGUS, KUTATÓTANÁR KATEGÓRIÁBA SOROLT ÓVODAPEDAGÓGUSOK KIEGÉSZÍTŐ TÁMOGATÁSA:	1 463 000 forint/fő/év
MESTERFOKOZATÚ VÉGZETTSÉGŰ ÓVODAPEDAGÓGUSOK, PEDAGÓGUS SZAKKÉPZETTSÉGGEL RENDELKEZŐ SEGÍTŐK	
– PEDAGÓGUS II. KATEGÓRIÁBA SOROLT ÓVODAPEDAGÓGUSOK, PEDAGÓGUS SZAKKÉPZETTSÉGGEL RENDELKEZŐ SEGÍTŐK KIEGÉSZÍTŐ TÁMOGATÁSA:	439 000 forint/fő/év
– MESTERPEDAGÓGUS, KUTATÓTANÁR KATEGÓRIÁBA SOROLT ÓVODAPEDAGÓGUSOK KIEGÉSZÍTŐ TÁMOGATÁSA:	1 611 000 forint/fő/év

A központi költségvetés kiegészítő támogatást biztosít az Nkt. 64. §-a szerinti előmeneteli rendszer keretén belül lebonyolított minősítési eljárás során 2018. január 1-jén Pedagógus II., Mesterpedagógus vagy Kutatótanár fokozatú besorolással rendelkező óvodapedagógusok, valamint Pedagógus II. fokozatba átsorolt, pedagógus szakképzettséggel rendelkező segítők (a továbbiakban: segítők) béréhez. A támogatás az önkormányzatot az általa fenntartott intézményben 2018. január 1-je és 2018. december 31-e között ténylegesen foglalkoztatott óvodapedagógusok és segítők időarányosan figyelembe vett, egy tizedesre kerekített száma alapján illeti meg a következők szerint:

– a támogatás teljes összege megilleti a fenntartót azon óvodapedagógusok és segítők után, akik a minősítést 2016. december 31-éig szerezték meg,
– a támogatás 11 havi időarányos része illeti meg a fenntartót azon óvodapedagógusok és segítők után, akik a minősítést 2018. január 1-jei átsorolással szerezték meg.

A támogatás felhasználható a 2017. december havi bérek 2018. januárban történő kifizetésére is.

A minősítést elnyert óvodapedagógusok és segítők fenntartónkénti adatait a köznevelési információs rendszer adatkezelőjének adatszolgáltatása alapozza meg. Ha a támogatást megalapozó adatok az önkormányzat által fenntartott intézményben ténylegesen foglalkoztatott, minősítést elnyert és átsorolt óvodapedagógusok és segítők számával nem egyeznek meg, azok önkormányzat általi módosítására az Ávr. szerinti értesítőben meghatározott módon és határnapig kerülhet sor.

A támogatás folyósítása január hónaptól havonta egyenlő részletekben, az Ávr.-ben meghatározott időpontokban történik.

A II.1., II.2. és II.4. pont szerinti támogatás 50%-ára jogosult az önkormányzat, ha az óvoda napi nyitvatartási ideje nem éri el a nyolc órát, de eléri a hat órát.

III. A TELEPÜLÉSI ÖNKORMÁNYZATOK SZOCIÁLIS, GYERMEKJÓLÉTI ÉS GYERMEKÉTKEZTETÉSI FELADATAINAK TÁMOGATÁSA

1. Szociális ágazati összevont pótlék

ELŐIRÁNYZAT: 16 505,6 millió forint

A központi költségvetés támogatást biztosít a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvénynek a szociális, valamint a gyermekjóléti és gyermekvédelmi ágazatban történő végrehajtásáról szóló 257/2000. (XII. 26.) Korm. rendelet (a továbbiakban: Kjtvhr.) 15/A. §-a szerinti, 2018. január-december hónapokban kifizetendő szociális ágazati összevont pótlékhoz és annak szociális hozzájárulási adójához.
A települési önkormányzat a támogatásra akkor jogosult, ha a Kjtvhr. 15/A. §-a szerinti szociális ágazati összevont pótlék teljes összege tényleges bérnövekedésként jelenik meg a foglalkoztatott számára. Nem nyújtható támogatás a szociális ágazati összevont pótléknak a Kjtvhr. 5. mellékletében meghatározott összegén felül nyújtott összege és az arra tekintettel fizetendő szociális hozzájárulási adó kifizetéséhez.

A támogatás havi összege a helyi önkormányzati költségvetési szervek foglalkoztatottjaira vonatkozó, előző hónapra számfejtett, tárgyhónapban kifizetendő havi kiegészítő pótlék szociális hozzájárulási adóval növelt bruttó összege. A támogatás folyósítása – a Kincstár tárgyhónap 10-éig a támogatás önkormányzatokat megillető összegével kapcsolatosan teljesített adatszolgáltatása alapján – havonta történik.

2. A települési önkormányzatok szociális feladatainak egyéb támogatása

ELŐIRÁNYZAT: 35 012,5 millió forint

A támogatás a 32 000 forint egy lakosra jutó adóerő-képességet meg nem haladó települési önkormányzatok egyes szociális jellegű feladataihoz járul hozzá.

A támogatás
– 30%-a az önkormányzat által foglalkoztatott közfoglalkoztatottak 2017. január, április és július havi létszáma,
– 30%-a a településen élő 60 év feletti lakosok száma,
– 40%-a a települések lakosságszáma
elismert százalékos arányában illeti meg a települési önkormányzatokat.
A települési önkormányzatok egy lakosra jutó adóerő-képessége alapján elismert százalékos arányok:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Elismert százalék
	alsó határ	felső határ	
1.	0	18 000	100
2.	18 001	24 000	50
3.	24 001	32 000	25

Az adóerő-képesség figyelembevételére vonatkozó szabályokat a Kiegészítő szabályok 1.*c)* pontja tartalmazza.

3. Egyes szociális és gyermekjóléti feladatok támogatása

ELŐIRÁNYZAT: 45 577,8 millió forint

a) Család- és gyermekjóléti szolgálat

FAJLAGOS ÖSSZEG: 3 000 000 forint/számított létszám/év

A központi költségvetés a számított szakmai létszám alapján támogatást biztosít a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvényben (a továbbiakban: Szoctv.), a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvényben (a továbbiakban: Gyvt.) és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően család- és gyermekjóléti szolgálatot biztosító települési önkormányzatok részére, a személyi és dologi kiadások elismert átlagos költségei figyelembevételével.

A támogatásra a feladat ellátására kötelezett önkormányzat, azaz az önálló polgármesteri hivatalt működtető, illetve a közös önkormányzati hivatal székhelye szerinti önkormányzat jogosult. Ez utóbbi esetben a támogatás igénylője a támogatásból a közös önkormányzati hivatalhoz tartozó valamennyi település feladat-ellátását biztosítja.

Támogatás nyújtható a fentiek szerint meghatározott települési önkormányzatoknak a Gyvt. szerinti ellátási területen kívüli települések ellátásához is, figyelembe véve azon jogszabályi rendelkezést, hogy – közös hivatalhoz tartozó település esetén – a közös hivatalhoz tartozó

valamennyi települést ugyanannak a szolgálatnak kell ellátnia. Ebben az esetben a támogatás megállapítása az ellátott

– önálló polgármesteri hivatallal rendelkező önkormányzatonként és
– közös hivatalonként

külön-külön történik, a támogatás igénylője ezek együttes összegére jogosult. Ebben az esetben az ellátást nem saját maga biztosító önkormányzat a támogatásra nem jogosult.

Társult feladatellátás csak abban az esetben támogatható, ha annak székhelye, így a támogatás igénylője a feladat ellátására kötelezett önkormányzat.

E támogatásra nem jogosult az a települési önkormányzat, amelynek a lakosságszáma nulla.

aa) Számított szakmai létszám meghatározása

Valamennyi, a támogatásra jogosult települési önkormányzatot támogatás illeti meg a számított szakmai létszám alapján. E szakmai létszám meghatározása számított alap- és kiegészítő létszám, illetve korrekciós szorzó alapján történik.

aaa) Számított alaplétszám meghatározása:

ALsz =
– járásszékhely települési önkormányzatok esetében: L/8 000,
– fővárosi kerületi önkormányzatok esetében: L/12 000,
– egyéb önkormányzatok esetében: L/5 000,
de minimum 1 fő

ahol:
ALsz = az adott évre elismert foglalkoztatottak számított alaplétszáma, egy tizedesjegyre kerekítve,
L = a település, fővárosi kerület lakosságszáma, közös önkormányzati hivatal esetén a hivatalhoz tartozó önkormányzatok együttes lakosságszáma.

aab) Számított kiegészítő létszám meghatározása:

Amennyiben a közös önkormányzati hivatalt négynél több település alkotja, a székhely önkormányzat számított kiegészítő létszámának meghatározása:

Közös hivatalt alkotó települések száma	KLsz (fő)
5-8 település	L/10 000, de legalább 0,5 fő
8 település felett	2 * (L/10 000), de legalább 1 fő

ahol:
KLsz = adott évre elismert foglalkoztatottak számított kiegészítő létszáma, egy tizedesjegyre kerekítve.

aac) A számított alaplétszám korrekciós szorzója

A számított alaplétszám korrekciós szorzója (SZk) azon fővárosi kerületi önkormányzatok esetében, amelyeknél a kerület teljes lakosságszámához viszonyítva – tárgyévet megelőző év május 31-én – a rendszeres gyermekvédelmi kedvezményben részesülő gyermekek aránya meghaladja a 2,5%-ot: 1,5, minden más önkormányzat esetében: 1.

ab) A támogatás meghatározása:

T = [(ALsz*SZk) + KLsz] * FÖ

ahol:
T = a támogatás összege,
FÖ = a támogatás fajlagos összege.

b) Család- és gyermekjóléti központ

FAJLAGOS ÖSSZEG: 3 000 000 forint/számított létszám/év

A központi költségvetés a számított szakmai létszám alapján támogatást biztosít a járásszékhely települési önkormányzatoknak és a fővárosi kerületi önkormányzatoknak a Szoctv.-ben, a Gyvt.-ben és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően működtetett család- és gyermekjóléti központ fenntartásához, a személyi és dologi kiadások elismert átlagos költségei figyelembevételével.
A támogatásra jogosult önkormányzat e támogatásból a járáshoz tartozó összes településen biztosítja a feladatellátást. Társult feladatellátás csak abban az esetben támogatható, ha annak székhelye, így a támogatás igénylője a feladat ellátására kötelezett önkormányzat.

ba) A számított szakmai létszám meghatározása

A számított szakmai létszám meghatározása számított alap- és kiegészítő létszám, illetve korrekciós szorzó alapján történik.

baa) Számított alaplétszám meghatározása:

JALsz =
– járásszékhely települési önkormányzatok esetében: Lj/9 000*(1+TELsz/84), de minimum 3 fő,
– kerületi önkormányzatok esetében: Lj/12 000,

ahol:
JALsz = adott évre elismert foglalkoztatottak számított alaplétszáma, egy tizedesre kerekítve,
Lj = a járáshoz tartozó önkormányzatok együttes, illetve a kerületi önkormányzat lakosságszáma,
TELsz = a járáshoz tartozó települési önkormányzatok száma.

bab) Számított kiegészítő létszám meghatározása

A kedvezményezett járások besorolásáról szóló 290/2014. (XI. 26.) Korm. rendelet szerinti kedvezményezett, fejlesztendő és komplex programmal fejlesztendő járások székhely települései esetében az alábbi *számított kiegészítő létszám* ismerhető el.

Járás besorolása	JKLsz (fő)		
	Lj < 20 000	20 000 <= Lj <= 35 000	Lj > 35 000
Kedvezményezett járás	0,5	1	1 + [(Lj-35 000)/35 000]
Fejlesztendő járás	1	2	2 + [(Lj-35 000)/35 000]
Komplex programmal fejlesztendő járás	1,5	3	3 + [(Lj-35 000)/35 000]

ahol:
JKLsz = adott évre elismert foglalkoztatottak számított kiegészítő létszáma, egy tizedesjegyre kerekítve.

bac) A számított alaplétszám korrekciós szorzója

A számított alaplétszám korrekciós szorzója (SZk) azon kerületi önkormányzatok esetében, amelyeknél a kerület teljes lakosságszámához viszonyítva – tárgyévet megelőző év május 31-én – a rendszeres gyermekvédelmi kedvezményben részesülő gyermekek aránya meghaladja a 2,5%-ot: 1,5, minden más esetben: 1.

bb) A támogatás meghatározása:

JAT = [(JALsz * SZk) + JKLsz] * JFÖ

ahol:
JAT = a támogatás összege,
JFÖ = a támogatás fajlagos összege.

c) Szociális étkeztetés

FAJLAGOS ÖSSZEG: 55 360 forint/fő

A támogatás a települési önkormányzatoknak a Szoctv. 62. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően nyújtott szociális étkeztetés feladataihoz kapcsolódik.

A támogatás a települési önkormányzatot a szociális étkeztetésben ellátottak száma szerint illeti meg. Ezen a jogcímen igényelhető támogatás a népkonyhai étkeztetésben részesülők után is.

A támogatás nem vehető igénybe a III.5. pont szerinti jogcímeken gyermekétkeztetésben részesülők után.

Az ellátottak számának meghatározása: tervezéskor – a heti 6, illetve 7 napon nyújtott szolgáltatásoknál a 6, illetve 7 nap alapulvételével – az ellátottak éves becsült száma, elszámoláskor az étkeztetésben részesülők étkeztetésre vonatkozó igénybevételi naplója alapján naponta összesített ellátottak száma osztva 251-gyel. Egy ellátott naponta csak egyszer vehető figyelembe.

Amennyiben a szociális étkeztetés feladatának ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

d) Házi segítségnyújtás

A támogatásra az a települési önkormányzat jogosult, amely a házi segítségnyújtást a Szoctv. 63. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően működteti.
A támogatás a települési önkormányzatot a házi segítségnyújtás keretében ellátott személyek száma szerint illeti meg. A támogatás legfeljebb egymást követő 60 napig igényelhető arra az ellátotti létszámra is, amely az önkormányzat által foglalkoztatott szociális gondozói létszám alapján a személyes gondoskodást nyújtó szociális intézmények szakmai feladatairól és működésük feltételeiről szóló 1/2000. (I.7.) SzCsM rendelet (a továbbiakban: 1/2000. (I.7.) SzCsM rendelet) szerint számított maximális ellátotti számot meghaladja.

da) Szociális segítés

FAJLAGOS ÖSSZEG: 25 000 forint/fő

A támogatás a Szoctv. 63. § (3) bekezdése és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályok alapján biztosított szociális segítés keretében kizárólag szociális segítésre megállapodást kötött ellátottak után jár. A feladat ellátható közfoglalkoztatottak alkalmazásával, de ez esetben a támogatás kizárólag a feladat ellátásával összefüggő kiadások közfoglalkoztatáshoz kapcsolódó egyéb állami támogatással nem fedezett részére használható fel.

Az ellátottak számának meghatározása: tervezéskor a szociális segítés keretében ellátottak éves becsült száma, elszámoláskor a szociális segítésben részesülők tevékenységnaplója alapján naponta összesített ellátottak száma osztva 251-gyel.

db) Személyi gondozás

FAJLAGOS ÖSSZEG: 210 000 forint/fő

A támogatás a Szoctv. 63. § (4) bekezdése és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályok alapján biztosított személyi gondozás keretében kizárólag személyi gondozásra megállapodást kötött ellátottak után jár. E feladat ellátásában közfoglalkoztatottak nem működhetnek közre.
Az ellátottak számának meghatározása: tervezéskor a személyi gondozásra megállapodással rendelkező ellátottak részére nyújtott tevékenység éves becsült óraszáma alapján kalkulált ellátotti létszám. Elszámoláskor a személyi gondozásra megállapodással rendelkező és az ellátást ténylegesen igénybe vevők számának meghatározása: a tevékenységnapló alapján összesített órák száma osztva 252-vel.

Az ellátotti létszám meghatározása során az 1/2000. (I.7.) SzCsM rendelet 2. számú melléklet Kiegészítő szabályok 3. pontja alapján kell eljárni. Amennyiben a gondozást nem heti 40 órában foglalkoztatott szociális gondozó végzi, úgy a gondozásra fordított havi 147 órás órakeret

arányosan csökkentve vehető figyelembe. Az ellátottak száma igényléskor és elszámoláskor sem haladhatja meg a befogadott ellátotti létszámot.
Amennyiben a házi segítségnyújtásról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy a személyi gondozásnál figyelembe vett ellátotti létszám után a fajlagos összeg 130%-a igényelhető.

Egy ellátott naponta a *da)-db)* jogcímek közül csak egy jogcímen vehető figyelembe.

e) Falugondnoki vagy tanyagondnoki szolgáltatás

FAJLAGOS ÖSSZEG: 2 500 000 forint/szolgálat

A támogatásra az a települési önkormányzat jogosult, amely a falugondnoki vagy a tanyagondnoki szolgáltatást a Szoctv. 60. §-a és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően tartja fenn.
A támogatás a települési önkormányzatot az ellátást biztosító szolgálat száma alapján illeti meg.

f) Időskorúak nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 109 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően időskorúak nappali ellátását biztosító intézményt tartanak fenn. A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg.
Azon ellátott után, akire vonatkozóan a támogató szolgáltatás és a közösségi ellátások finanszírozásának rendjéről szóló jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást vagy fejlesztő foglalkoztatás működési támogatását, vagy a megváltozott munkaképességű munkavállalókat foglalkoztató munkáltatók akkreditációjáról, valamint a megváltozott munkaképességű munkavállalók foglalkoztatásához nyújtható költségvetési támogatásokról szóló 327/2012. (XI. 16.) Korm. rendelet (a továbbiakban: 327/2012. (XI. 16.) Korm. rendelet) alapján az akkreditált foglalkoztatónak támogatást folyósítanak, a fenntartó az adott napra csak a támogatás 40%-át igényelheti.
Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napon nyújtott szolgáltatásoknál a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkeztetésben részesülők.
Amennyiben az időskorúak nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 150%-a igényelhető.

g) Fogyatékos és demens személyek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 500 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályok szerint

fogyatékosok nappali ellátását, illetve demens ellátást biztosító intézményt tartanak fenn. A demens személyek nappali intézményében a támogatás igénybevételének feltétele, hogy az ellátásban részesülő személy rendelkezzen a Nemzeti Rehabilitációs és Szociális Hivatal, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórképet megállapító szakvéleményével.

A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a támogató szolgáltatás és a közösségi ellátások finanszírozásának rendjéről szóló jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást vagy fejlesztő foglalkoztatás működési támogatását, vagy a 327/2012. (XI. 16.) Korm. rendelet alapján az akkreditált foglalkoztatónak támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények esetén a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

Amennyiben a fogyatékos és demens személyek nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

h) Pszichiátriai és szenvedélybetegek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 310 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően pszichiátriai és szenvedélybetegek számára nappali ellátást biztosító intézményt tartanak fenn.

A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a támogató szolgáltatás és a közösségi ellátások finanszírozásának rendjéről szóló jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást vagy fejlesztő foglalkoztatás működési támogatását, vagy a 327/2012. (XI. 16.) Korm. rendelet alapján az akkreditált foglalkoztatónak támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál az ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített, a Szoctv. szerint az intézménnyel megállapodást kötött ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények esetén a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők és a 30 napnál folyamatosan hosszabb ideig távolmaradók.

Amennyiben a pszichiátriai és szenvedélybetegek nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

i) Hajléktalanok nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 206 100 forint/számított férőhely

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően hajléktalanok számára nappali ellátást biztosító intézményt tartanak fenn.

A támogatás a számított férőhelyek után igényelhető.

A számított férőhelyek számának meghatározása:

$$Fh = L/251$$

Ahol:

Fh = a számított férőhelyszám, egész számra kerekítve,

L = az eseménynapló alapján összesített éves létszám, a heti 6, illetve heti 7 napos nyitvatartással működő intézmények esetén a 6, illetve 7 nap alapul vételével. Elszámolásnál a napi átlagos ellátotti létszám nem haladhatja meg a szolgáltatói nyilvántartásba bejegyzett férőhelyek 120%-át.

Amennyiben a hajléktalanok nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

j) Családi bölcsőde

FAJLAGOS ÖSSZEG: 360 000 forint/fő

A támogatás a Gyvt.-ben meghatározott családi bölcsődei ellátás biztosítására a Gyvt. 44/A. §-a és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályok alapján szervezett feladatellátás után jár. A támogatás a települési önkormányzat által fenntartott családi bölcsődébe beíratott és ellátott gyermekek után vehető igénybe.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 240-nel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 240-nel.

Amennyiben a családi bölcsődei ellátásról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 130%-a igényelhető.

A fajlagos támogatás 77,5%-a megilleti a Gyvt. 145. § (2c) bekezdés *b)* pontja alapján befogadást nyert napközbeni gyermekfelügyeletet fenntartó önkormányzatokat is.

k) Hajléktalanok átmeneti intézményei

FAJLAGOS ÖSSZEG: 468 350 forint/férőhely

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelő módon átmeneti szállást és éjjeli menedékhelyet tartanak fenn hajléktalanok részére. A támogatás a települési önkormányzatot a hajléktalanok átmeneti szállásán a ténylegesen betöltött, éjjeli menedékhelyén a működő férőhelyek száma, továbbá a hajléktalanok kórházi ellátás előtti és utáni gondozását szolgáló olyan férőhelyek alapján illeti meg, amelyeket az Egészségbiztosítási Alap is finanszíroz.

A jogcím szerinti támogatás 50%-a igényelhető a kizárólag lakhatási szolgáltatás biztosítása esetén.

A férőhelyek számának meghatározása: tervezéskor a gondozási napokon rendelkezésre álló férőhelyek éves becsült összege osztva 365-tel, elszámolásnál az átmeneti szállás esetében a gondozási napokon ténylegesen betöltött férőhelyek, éjjeli menedékhely esetében a rendelkezésre álló férőhelyek éves összege osztva 365-tel.

Amennyiben a hajléktalanok átmeneti intézményi ellátásáról – a Kiegészítő szabályok 5.*d)*-*e)* pontoknak megfelelő – társulás gondoskodik, úgy a lakhatási szolgáltatásban és az önálló életvitel fenntartása érdekében szükség szerinti mértékű szociális munkában egyaránt részesülők után a fajlagos összeg 110%-a igényelhető.

l) Támogató szolgáltatás

Alaptámogatás
FAJLAGOS ÖSSZEG: 3 000 000 forint/év/szolgálat

Teljesítménytámogatás
FAJLAGOS ÖSSZEG: 1 800 forint/feladategység

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően támogató szolgáltatást tartanak fenn. A támogatásra jogosult települési önkormányzatot alaptámogatás illeti meg a szolgálatok száma és teljesítménytámogatás a szolgálat által biztosított feladategységek alapján a következők szerint.

T=AT+ (Fe*Tt)

ahol:
AT= alaptámogatás
Fe = feladategység: a halmozott fogyatékossága vagy autizmusa miatt szociálisan rászorult személyek segítésével töltött 40 perc, más szociálisan rászorult személyek segítésével töltött 1 óra, illetve a szociálisan rászorult személyek szállítása közben megtett 5 kilométer,
Tt = teljesítménytámogatás

Feladategységek számának meghatározása: tervezéskor a feladategységek tervezett száma, de legfeljebb a Szoctv. alapján befogadott feladategység, elszámolásnál a teljesített feladategység, de legfeljebb a befogadott feladategység.

Támogató szolgáltatás esetén évente legalább 1200 feladategységet, nem egész évben történő támogatás esetén ennek időarányos részét személyi segítéssel kell teljesíteni. Ahány feladategységgel a szolgáltató ennél kevesebbet teljesít, annyi szállítási szolgáltatással teljesített feladategység nem vehető figyelembe a teljesített feladategység meghatározása során. A szállításhoz kapcsolódó személyi segítés aránya a személyi segítésen belül az elszámolható feladategység legfeljebb 50%-a lehet.

Ha a kötelezően teljesítendő feladatmutató – évi 3000 feladategység, nem egész évben történő támogatás esetén ezek időarányos része – nem teljesül, elszámoláskor a tárgyévi alaptámogatás arányos részét vissza kell fizetni.

m) Közösségi alapellátások

Alaptámogatás
FAJLAGOS ÖSSZEG: 2 000 000 forint/év/szolgálat

Teljesítménytámogatás
FAJLAGOS ÖSSZEG: 150 000 forint/feladategység

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően pszichiátriai betegek részére nyújtott közösségi alapellátást vagy szenvedélybetegek részére nyújtott közösségi alapellátást biztosító szolgálatot tartanak fenn. A támogatásra jogosult települési önkormányzatot alaptámogatás illeti meg a szolgálatok száma és teljesítménytámogatás a szolgálat által biztosított feladategységek alapján a következők szerint:

T=AT+ (Fe*Tt)

ahol:
AT= alaptámogatás
Fe = feladategység

a) pszichiátriai betegek részére nyújtott közösségi alapellátás esetén az egész évben szolgáltatásban részesülő, a BNO 10 kódkönyv F 00-09 vagy 20-99 diagnóziskódba tartozó ellátott,

b) szenvedélybetegek részére nyújtott közösségi alapellátás esetén az egész évben szolgáltatásban részesülő, a BNO 10 kódkönyv F 10-19 diagnóziskódba sorolható, vagy egyéb kóros függőség által okozott mentális és viselkedési zavarokban – különösen játék- vagy munkaszenvedélyben, társfüggőségben – szenvedő ellátott.

Tt = teljesítménytámogatás

Feladategységek számának meghatározása: tervezéskor a feladategységek tervezett száma, de legfeljebb a Szoctv. alapján befogadott feladategység, elszámolásnál a teljesített feladategység, de legfeljebb a befogadott feladategység. Ha a kötelezően teljesítendő feladatmutató – éves átlagban 40 fő, nem egész évben történő támogatás esetén ezek időarányos része – nem teljesül, elszámoláskor a tárgyévi alaptámogatás arányos részét vissza kell fizetni.

n) Óvodai és iskolai szociális segítő tevékenység támogatása

ELŐIRÁNYZAT: 1 379,8 millió forint

A támogatásra az a járásszékhely települési önkormányzat jogosult, amely az általa fenntartott család- és gyermekjóléti központ útján ellátja a Gyvt. szerinti óvodai és iskolai szociális segítő tevékenységet.

Az önkormányzatokat megillető támogatás éves összegét a szociál- és nyugdíjpolitikáért felelős miniszter 2018. augusztus 15-éig állapítja meg. A támogatás folyósítása négy egyenlő részletben, szeptember hónaptól havonta, az Ávr.-ben meghatározott időpontokban történik.

Közös szabály az a)-m) alpontok szerinti támogatások fajlagos összegei tekintetében:

A Kiegészítő szabályok 2.*a)* pontja szerinti igénylést követően, 2017. december 22-éig – az előirányzatból fennmaradó összeg erejéig – az államháztartásért felelős miniszter dönt az

önkormányzatokat az *a)-m)* alpontok szerint megillető egyes támogatások kiegészítő fajlagos összegeiről.

4. A települési önkormányzatok által biztosított egyes szociális szakosított ellátások, valamint a gyermekek átmeneti gondozásával kapcsolatos feladatok támogatása

ELŐIRÁNYZAT: 23 622,4 millió forint

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk fenntartott, a Szoctv. és a Gyvt. szabályainak és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően működtetett

– időskorúak átmeneti és tartós bentlakásos ellátását,
– a hajléktalan személyek tartós bentlakásos ellátását, illetve
– a gyermekek és családok átmeneti gondozását

biztosító intézmények egyes kiadásaihoz.

a) A finanszírozás szempontjából elismert szakmai dolgozók bértámogatása

SZAKMAI DOLGOZÓK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE: 2 606 040 forint/számított létszám/év

A központi költségvetés a Kjt., valamint a Kjtvhr., továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú támogatást biztosít az időskorúak átmeneti és tartós, a hajléktalan személyek tartós bentlakást nyújtó szociális intézményeit fenntartó, valamint a gyermekek és családok átmeneti gondozását biztosító települési önkormányzatok részére, az általuk foglalkoztatott szakmai dolgozók béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adó kifizetéséhez.

A támogatás a települési önkormányzatot a Kiegészítő szabályok 5.*j)* pontja szerint számított segítői létszám után illeti meg.

Az átlagbéralapú támogatás azon települési önkormányzatokat is megilleti, amelyek a gyermekek átmeneti gondozásának biztosítására a Gyvt.-ben szabályozott módon helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására a szolgáltatói nyilvántartásba történő bejegyzés alapján jogosultak, illetve az önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján. A támogatás ebben az esetben a helyettes szülői ellátással kapcsolatos költségekre fordítható.

aa) Az ellátottak számának meghatározása

A települési önkormányzatok a Kiegészítő szabályok 2.*a)* pontja szerinti igénylés keretében adatot szolgáltatnak az ellátottak létszámáról, amely éves szinten nem lehet több a szolgáltatói nyilvántartásban szereplő létszám 100%-nál. Az ellátottak között:

- 0,7-szeres szorzóval kell figyelembe venni a családok átmeneti otthonában külső férőhelyen elhelyezett személyeket,
- 1,2-szeres szorzóval kell figyelembe venni azokat a személyeket, akik rendelkeznek a Nemzeti Rehabilitációs és Szociális Hivatal, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát megállapító szakvéleményével. Az ellátottak számának meghatározása:

– tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 365-tel,
– elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

ab) A számított segítői munkatárs létszám meghatározása

$$Gsz = L/4$$

ahol:
Gsz = adott évre számított, elismert segítő munkatársak együttes létszáma, egész számra felfelé, illetve helyettes szülői ellátás esetén két tizedesre kerekítve,
L = adott évre elismert *aa)* alpont szerinti összes ellátotti létszám.

ac) A szakmai dolgozók bértámogatásának meghatározása:

$$Tsz = Gsz * \text{ÁBsz}$$

ahol:
Tsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbéralapú támogatása,
ÁBsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbérének elismert összege.

A támogatás felhasználható a 2017. december havi bérek 2018. januárban történő kifizetésére is.

A Kiegészítő szabályok 2.*a)* pontja szerinti igénylést követően, 2017. december 22-éig – az előirányzatból a *b)* pont szerinti döntés után fennmaradó összeg erejéig – az államháztartásért felelős miniszter dönt az önkormányzatokat megillető kiegészítő bértámogatás fajlagos összegéről.

b) Intézményüzemeltetési támogatás
A központi költségvetés támogatást biztosít a települési önkormányzatoknak az általuk fenntartott időskorúak átmeneti és tartós, a hajléktalan személyek tartós bentlakását, valamint a gyermekek és családok átmeneti gondozását biztosító intézményeiben – ide nem értve a helyettes szülői ellátást és a családok átmeneti otthonának külső férőhelyeit – az intézményvezető és a nem a közvetlen szakmai feladatellátásban dolgozók béréhez, az ehhez kapcsolódó szociális hozzájárulási adóhoz, a szakmai dologi kiadásokhoz, valamint a feladatellátásra szolgáló épület és annak infrastruktúrája folyamatos működtetéséhez szükséges kiadásokhoz, az intézményi térítési bevételek figyelembevételével.
A támogatás összege (a továbbiakban: T) – a Kincstár által ellenőrzött helyi önkormányzati adatszolgáltatás alapján – legfeljebb az alábbiak szerint meghatározott mérték lehet:

$$T <= \text{Ösz} + (Iv * \text{ÁBsz}) - Szt$$

ahol:
Ösz = éves összes várható intézményüzemeltetési kiadás,
Iv = a finanszírozás szempontjából elismert intézményvezető száma a Kiegészítő szabályok 5.*k)* pontja szerint,
Szt = személyi térítési díjakból származó bevétel várható éves összege.

Az intézményüzemeltetési támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.
Az intézményüzemeltetési támogatás önkormányzatonkénti meghatározásáról és annak összegéről – az önkormányzatok által nyújtott adatszolgáltatás alapján – a szociál- és nyugdíjpolitikáért felelős miniszter, az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter (a továbbiakban: miniszterek) 2017. december 22-éig döntenek. A Kiegészítő szabályok 2.*b)* pontja szerinti májusi adatszolgáltatás alapján a miniszterek döntésüket módosíthatják.

5. Intézményi gyermekétkeztetés támogatása

ELŐIRÁNYZAT: 72 634,3 millió forint

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk a bölcsődében, mini bölcsődében, a fogyatékos személyek nappali intézményében elhelyezett gyermekek számára biztosított, továbbá az óvodai, iskolai, kollégiumi és externátusi gyermekétkeztetés (a továbbiakban intézményi gyermekétkeztetés) egyes kiadásaihoz. A támogatás igénylésének feltétele, hogy az önkormányzat saját fenntartásában lévő költségvetési szerv útján, társult feladatellátás esetén a társulás által fenntartott költségvetési szerv útján, vagy gazdasági társaságtól, egyéni vállalkozótól, központi költségvetési szervtől vagy nemzetiségi önkormányzattól vásárolt szolgáltatással biztosítsa az étkeztetést. Társult feladatellátás esetén a társulási megállapodás szerinti székhely önkormányzat igényelhet támogatást.
A támogatás igénylésének további feltétele vásárolt szolgáltatás esetén, hogy
– az étkeztetés térítési díj megállapítása úgy történjen, hogy az étkeztetést biztosító intézmény vagy az önkormányzat bevétele legyen,
– a szolgáltatási díjban a szolgáltatónak ki kell mutatnia az étkeztetés nyersanyagköltségét (ez megállapodás szerint arányosan is történhet).

a) Az intézményi gyermekétkeztetés kapcsán az étkeztetési feladatot ellátók után járó bértámogatás

DOLGOZÓK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE: 1 900 000 forint/számított létszám/év

A központi költségvetés a Kjt., a köznevelési Kjtvhr., a Kjtvhr., továbbá egyéb, a keresetet meghatározó jogszabályok alapján elismert átlagbéralapú támogatást biztosít a gyermekétkeztetést biztosító települési önkormányzatok részére, az önkormányzat által foglalkoztatottak béréhez és az ehhez kapcsolódó szociális hozzájárulási adóhoz.

A számított dolgozói létszám alapján megállapított bértámogatás megilleti azon önkormányzatokat is, melyek a feladatot vásárolt szolgáltatás útján látják el, ekkor e támogatás a szerződés szerinti szolgáltatási díj ellentételezésére, továbbá a gyermekétkeztetéssel összefüggő valamennyi kiadásra fordítható.

aa) Az ellátottak számának meghatározása

A települési önkormányzat az általa étkeztetett, bölcsődében, mini bölcsődében, óvodában, nappali rendszerű köznevelésben, továbbá a kollégiumi ellátásban részesülő gyermekek, tanulók, fogyatékos személyek nappali intézményében elhelyezett gyermekek esetén az ellátottak számának meghatározása a Kiegészítő szabályok 5.*l)* pontja figyelembevételével történik. Ugyanazon gyermek, tanuló csak egy feladatellátási helyen biztosított étkeztetésnél vehető figyelembe.

ab) A számított dolgozói létszám meghatározása

A számított dolgozói létszám – a kollégiumi, externátusi étkeztetettek számán kívüli – az ellátottak számától függően az alábbi ellátotti kategóriák szerint a következő

ha L értéke 1-100 közötti:
Dsz = (L/25+Lk/25)*F

ha L értéke 101-500 közötti:
Dsz = (100/25+(L-100)/60+Lk/25)*F

ha L értéke 501-1 000 közötti:
Dsz = (100/25+(500-100)/60+(L-500)/70+Lk/25)*F

ha L értéke 1 001-1 500 közötti:
Dsz = (100/25+(500-100)/60+(1 000-500)/70+(L-1 000)/75+Lk/25)*F

ha L értéke 1 500 feletti:
Dsz = (100/25+(500-100)/60+(1 000-500)/70+(1 500-1 000)/75+(L-1 500)/80+Lk/25)*F

ahol:
Dsz = adott évre számított dolgozók létszáma, két tizedesre kerekítve,
L = adott évre elismert – kollégiumi, externátusi étkeztetettek kivételével – *aa)* alpont szerinti összes ellátotti létszám,
Lk = az adott évre elismert kollégiumi, externátusi létszám,
F = a gyermekétkeztetési feladatellátási helyek számától függő tényező, melynek értéke

1 feladatellátási hely esetén:	1,0
2-3 feladatellátási hely esetén:	1,1
4-6 feladatellátási hely esetén:	1,2
6 feladatellátási hely felett:	1,3

ac) A dolgozók bértámogatásának meghatározása

Tsz = Dsz * ÁBd

ahol:
Tsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbéralapú támogatása,
ÁBd = a finanszírozás szempontjából elismert dolgozók átlagbérének elismert összege.

A támogatás felhasználható a 2017. december havi bérek 2018. januárban történő kifizetésére is.

b) Az intézményi gyermekétkeztetés üzemeltetési támogatása

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az általuk biztosított intézményi gyermekétkeztetési feladattal összefüggésben felmerülő nyersanyag- és dologi kiadásokhoz a személyi térítési díjból származó elvárt bevételek figyelembevételével.

A támogatás összege (a továbbiakban: *T)* – a Kincstár által ellenőrzött helyi önkormányzati adatszolgáltatás alapján – legfeljebb az alábbiak szerint meghatározott mérték lehet:

$$T <= Kgy - Szt$$

ahol:

Kgy = az intézményi gyermekétkeztetés várható éves nyersanyag- és dologi kiadása (vásárolt szolgáltatás esetében a vásárolt szolgáltatás útján ellátottakra számított *ac)* alpont szerinti támogatással csökkentett éves nyersanyag- és dologi kiadás összege),

Szt = személyi térítési díjakból származó bevétel elvárt éves összege.

Az intézményi gyermekétkeztetés üzemeltetési támogatásának összege nem haladhatja meg az önkormányzat által jelzett nettó kiadások bértámogatással csökkentett összegét.

Az intézményi gyermekétkeztetés üzemeltetési támogatásának megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.

Az intézményi gyermekétkeztetés üzemeltetési támogatásának önkormányzatonkénti meghatározásáról és annak összegéről – az önkormányzatok által nyújtott adatszolgáltatás alapján, a települések típusát és az egy lakosra jutó adóerő-képességét is figyelembe véve – a miniszterek 2017. december 22-éig döntenek. A Kiegészítő szabályok 2.*b)* pontja szerinti májusi és októberi adatszolgáltatás alapján a miniszterek döntésüket módosíthatják.

6. A rászoruló gyermekek szünidei étkeztetésének támogatása

ELŐIRÁNYZAT: 6 670,4 millió forint

A támogatás a rászoruló gyermekek Gyvt. 21/C. § (1) bekezdés *a)* pontjában szereplő gyermekek szünidei étkeztetését biztosító települési önkormányzatokat illeti meg, az étkezési adagok száma alapján.

A támogatás összege az egy lakosra jutó adóerő-képességtől függő fajlagos összegek figyelembevételével kerül meghatározásra az alábbiak szerint.

Egy lakosra jutó adóerő-képesség (forint)	Fajlagos összeg korrigált értéke az egy lakosra jutó adóerő-képesség alapján (forint/étkezési adag)
0-18 000	570
18 001-21 000	542
21 001-24 000	513
24 001-27 000	485
27 001-30 000	456
30 001-35 000	399
35 001-40 000	342
40 001-	285

A támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.

7. Bölcsőde, mini bölcsőde támogatása

ELŐIRÁNYZAT: 36 604,5 millió forint

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk fenntartott, a Gyvt. és a Kiegészítő szabályok 5.*o)* pontja szerinti szabályainak megfelelően működtetett bölcsődék, mini bölcsődék kiadásaihoz.

a) A finanszírozás szempontjából elismert szakmai dolgozók bértámogatása

FELSŐFOKÚ VÉGZETTSÉGŰ KISGYERMEKNEVELŐK, SZAKTANÁCSADÓK BÉRTÁMOGATÁSA: 4 419 000 forint/számított létszám/év

BÖLCSŐDEI DAJKÁK, KÖZÉPFOKÚ VÉGZETTSÉGŰ KISGYERMEKNEVELŐK, SZAKTANÁCSADÓK BÉRTÁMOGATÁSA: 2 993 000 forint/számított létszám/év

A központi költségvetés a Kjt., valamint a Kjtvhr., továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú támogatást biztosít a bölcsődét, mini bölcsődét fenntartó települési önkormányzatok részére, az általuk foglalkoztatott kisgyermeknevelők és dajkák (a továbbiakban együtt: szakmai dolgozók) béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adó kifizetéséhez. A bértámogatás szolgál a bölcsődei pótlék és az arra tekintettel fizetendő szociális hozzájárulási adó kifizetésére is.

aa) Az ellátottak számának meghatározása

Az ellátottak számának meghatározása:
– tervezéskor a beíratott gyermekek naponként figyelembe vett éves becsült létszáma osztva 230-cal,

– elszámoláskor a beíratott gyermekek naponként figyelembe vett éves tényleges létszáma osztva 230-cal.

A beíratott és a támogatás szempontjából figyelembe vett gyermekek létszáma egyetlen alkalommal és összesen sem haladhatja meg a szolgáltatói nyilvántartásban szereplő férőhelyszámot. Az adott hónapban valamennyi nyitvatartási napon figyelembe vehető az a gyermek, aki 10 napnál többet a hónapban nem hiányzott. Nem tekintendő hiányzónak a sajátos nevelési igényű gyermek azon a napon, amikor korai fejlesztésben részesül. Nem vehető figyelembe ugyanakkor az adott hónap egyetlen nyitvatartási napján sem az a gyermek, aki a hónapban 10 napnál többet hiányzott. A fentiek szerint figyelembe vehető sajátos nevelési igényű gyermekeket az ellátottak számában két főként lehet figyelembe venni.

ab) A szakmai dolgozók számított létszámának meghatározása

MB_{sz} = ha Le>=3, akkor 2,5 fő, egyébként 1,5 fő

BB_{sz} = [L_e /12 *2, de legalább 2 fő kisgyermeknevelő] +
[L_e / 24, de legalább 1 fő bölcsődei dajka] +
[(ha $L_e > 60$, akkor +2 fő kisgyermeknevelő)] +
egyesített bölcsőde, bölcsődei igazgatóság esetén 1 fő szaktanácsadó

ahol:
MB_{sz} = mini bölcsődében a szakmai dolgozók számított létszáma,
BB_{sz} = bölcsődében a szakmai dolgozók számított létszáma,
L_e = a bölcsődei ellátottak *aa)* alpont szerinti elismert létszáma.

A támogatás igénylése szempontjából a szakmai dolgozók finanszírozott létszáma a fenti képlet szerinti létszám, de legfeljebb a 2018. évben a ténylegesen foglalkoztatott szakmai dolgozók – teljes munkaidőre átszámított – átlagos száma, egy tizedesre kerekítve, azaz:

$B_{fk} + B_{ff} <= MBsz$ vagy BBsz

ahol:
B_{fk} = a finanszírozás szempontjából elismert bölcsődei dajkák és középfokú végzettségű bölcsődei kisgyermeknevelők, szaktanácsadók száma, egy tizedesre kerekítve,
B_{ff} = a finanszírozás szempontjából elismert felsőfokú végzettségű bölcsődei kisgyermeknevelők, szaktanácsadók száma, egy tizedesre kerekítve,

ac) A szakmai dolgozók finanszírozott létszámra jutó bértámogatás meghatározása:

$$T_f = B_{fk} * BT_k + B_{ff} * BT_f$$

ahol:
T_f = a szakmai dolgozók finanszírozás szempontjából elismert létszámának átlagbéralapú támogatása,
BT_k = a bölcsődei dajkák és középfokú végzettségű kisgyermeknevelők, szaktanácsadók bértámogatása
BT_f = a felsőfokú végzettségű kisgyermeknevelők, szaktanácsadók bértámogatása.

A támogatás felhasználható a 2017. december havi bérek 2018. januárban történő kifizetésére is.

b) Bölcsődei üzemeltetési támogatás

A központi költségvetés támogatást biztosít a 32 000 forint egy lakosra jutó adóerő-képességet meg nem haladó adóerő-képességű települési önkormányzatoknak az általuk biztosított bölcsődei, mini bölcsődei feladattal összefüggésben felmerülő kiadásokhoz a személyi térítési díjból származó elvárt bevételek figyelembevételével.
A üzemeltetési támogatás összege nem haladhatja meg a bölcsődei, mini bölcsődei feladatellátás teljes éves kiadásának a gondozási díjakból származó bevétellel és az *ac)* alpont szerinti bértámogatással csökkentett összegét. Az ezzel kapcsolatos önkormányzati adatszolgáltatást a Kincstár ellenőrzi.
A bölcsődei üzemeltetési támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.
A bölcsődei üzemeltetési támogatásának önkormányzatonkénti meghatározásáról és annak összegéről – az önkormányzatok által nyújtott adatszolgáltatás alapján, a települések típusát és az egy lakosra jutó adóerő-képességét is figyelembe véve – a miniszterek 2017. december 22-éig döntenek. A Kiegészítő szabályok 2.*b)* pontja szerinti májusi és októberi adatszolgáltatás alapján a miniszterek döntésüket módosíthatják.

IV. A TELEPÜLÉSI ÖNKORMÁNYZATOK KULTURÁLIS FELADATAINAK TÁMOGATÁSA

1. Könyvtári, közművelődési és múzeumi feladatok támogatása

ELŐIRÁNYZAT: 22 017,0 millió forint

Az előirányzat a települési önkormányzatokat a kulturális alapellátás biztosításához, a muzeális intézmények fenntartásához, a nyilvános könyvtári és közművelődési feladatok ellátásához illeti meg.

a) Megyei hatókörű városi múzeumok feladatainak támogatása

ELŐIRÁNYZAT: 2 720,8 millió forint

A támogatás a megyeszékhely megyei jogú városok önkormányzatát (Tatabánya Megyei Jogú Város Önkormányzatának kivételével), Szentendre Város Önkormányzatát és Tata Város Önkormányzatát a megyei hatókörű városi múzeumok fenntartásához illeti meg.

b) Megyei hatókörű városi könyvtárak feladatainak támogatása

ELŐIRÁNYZAT: 3 251,5 millió forint

A támogatás a megyeszékhely megyei jogú városok önkormányzatát és Szentendre Város Önkormányzatát illeti meg a megyei hatókörű városi könyvtárak fenntartásához.

c) Megyeszékhely megyei jogú városok és Szentendre Város Önkormányzata közművelődési feladatainak támogatása

ELŐIRÁNYZAT:	791,7 millió forint
FAJLAGOS ÖSSZEG:	454 forint/fő

A támogatás a megyeszékhely megyei jogú városok és Szentendre Város Önkormányzatát lakosságszám alapján illeti meg a Mötv., valamint a muzeális intézményekről, a nyilvános könyvtári ellátásról és a közművelődésről szóló 1997. évi CXL. törvényben (a továbbiakban: Kult. tv.) meghatározott közművelődési feladatainak ellátásához.

d) Települési önkormányzatok nyilvános könyvtári és közművelődési feladatainak támogatása

ELŐIRÁNYZAT:	10 261,2 millió forint
FAJLAGOS ÖSSZEG:	1 210 forint/fő, de településenként legalább 1 800 000 forint

A támogatás a települési önkormányzatokat lakosságszám alapján illeti meg a Mötv.-ben, valamint a Kult. tv.-ben meghatározott nyilvános könyvtári és közművelődési feladatainak ellátásához.

A támogatásból a megyeszékhely megyei jogú városok önkormányzata, Szentendre Város Önkormányzata, Budapest Főváros Önkormányzata, és a fővárosi kerületek önkormányzatai nem részesülhetnek.

e) Települési önkormányzatok muzeális intézményi feladatainak támogatása

ELŐIRÁNYZAT:	1 213,2 millió forint

A támogatás a muzeális intézményeket fenntartó települési önkormányzatokat illeti meg elsősorban a muzeális intézményekről, a nyilvános könyvtári ellátásról és a közművelődésről szóló 1997. évi CXL. törvény módosításáról szóló 2012. évi CLII. törvény 30. § (3) bekezdése alapján önkormányzati fenntartásba került muzeális intézmények fenntartásához.

Az egyes települési önkormányzatokat megillető támogatás összegét a kultúráért felelős miniszter határozza meg, az alábbi szempontok figyelembevételével:

- a 2012-2016. évek közötti időszak átlagos látogatószáma, illetve a két utolsó lezárt év változása,
- leltározott gyűjtemény aránya a teljes gyűjteményhez képest,
- szakmai besorolás,
- a települési önkormányzat által fenntartott muzeális intézmények száma,
- az önkormányzat területi elhelyezkedése.

A támogatásból az *a)* pont szerinti támogatásban részesülő önkormányzatok, Budapest Főváros Önkormányzata és a fővárosi kerületek önkormányzatai nem részesülhetnek.

A támogatás folyósítása egy összegben, január hónapban történik.

f) Budapest Főváros Önkormányzata múzeumi, könyvtári és közművelődési feladatainak támogatása

ELŐIRÁNYZAT: 692,2 millió forint

A támogatás Budapest Főváros Önkormányzatát illeti meg a Mötv.-ben, valamint a Kult. tv.-ben meghatározott könyvtári, múzeumi és közművelődési feladatainak ellátásához.

g) Fővárosi kerületi önkormányzatok közművelődési feladatainak támogatása

ELŐIRÁNYZAT: 692,2 millió forint
FAJLAGOS ÖSSZEG: 407 forint/fő

A támogatás a fővárosi kerületek önkormányzatait lakosságszám alapján illeti meg a Mötv.-ben, valamint Kult. tv.-ben meghatározott közművelődési feladatainak ellátásához.

h) Megyei hatókörű városi könyvtár kistelepülési könyvtári célú kiegészítő támogatása

ELŐIRÁNYZAT: 2 094,2 millió forint

A támogatást a megyei hatókörű városi könyvtárat fenntartó megyeszékhely megyei jogú város és Szentendre Város Önkormányzata igényelheti a könyvtár által az 5 000 főnél kisebb lakosságszámú – könyvtári szolgáltató helyet működtető – településsel 2017. október 15-éig kötött megállapodások alapján, a következők szerint:

ha) 1000 fő lakosságszámú vagy az alatti település

FAJLAGOS ÖSSZEG: 668 300 Ft/település

hb) 1001 - 1500 fő lakosságszám közötti település

FAJLAGOS ÖSSZEG: 1 060 760 Ft/település

hc) 1501 - 5000 fő lakosságszám közötti település

FAJLAGOS ÖSSZEG: 1 002 460 Ft/település

A támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja tartalmazza. A támogatás folyósítása januárban egy összegben történik.

i) A települési önkormányzatok könyvtári célú érdekeltségnövelő támogatása

ELŐIRÁNYZAT: 300,0 millió forint

A Kult. tv. 64. § (2) bekezdés *a)* pontja szerint nyilvános könyvtárat fenntartó települési önkormányzatot vissza nem térítendő támogatás illeti meg a települési nyilvános könyvtár állománygyarapítására és a nyilvános könyvtár technikai, informatikai, műszaki eszközeinek, berendezési tárgyainak gyarapítására.

A támogatás összegét a települési nyilvános könyvtárat, illetve megyei hatókörű városi könyvtárat fenntartó önkormányzatok által a 2017. évben a saját bevételeik terhére biztosított állománygyarapításra fordított összegek (a továbbiakban: 2017. évi önkormányzati hozzájárulás) arányában kell megállapítani.

A 2017. évi önkormányzati hozzájárulás megállapításakor nem vehetők figyelembe az állami támogatások, a pályázati forrásból és az Országos Dokumentum-ellátási Rendszer támogatásából származó összeg.
A támogatás az alábbiak szerint kerül meghatározásra:

$$T = Ki*(Ei/\Sigma K)$$

ahol:
T = az önkormányzatot megillető támogatás összege
Ki= a 2017. évi önkormányzati hozzájárulás összege
Ei = az előirányzat összege
ΣK= a Ki országosan összesített összege.

Egy önkormányzatot ezen a jogcímen legfeljebb 30 000 000 forint támogatás illet meg.

Nem részesülhet támogatásban az az önkormányzat, amelynél a fenti képlet szerint a támogatás számított összege nem éri el a 15 000 forintot. Ezen önkormányzatok kiadásait a végső támogatás meghatározásánál nem kell figyelembe venni. Az emiatt fennmaradó összeget a támogatásban részesülő önkormányzatok között kell felosztani.
A támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja tartalmazza. A támogatás folyósítása április hónapban egy összegben történik.

2. A települési önkormányzatok által fenntartott, illetve támogatott előadó-művészeti szervezetek támogatása

ELŐIRÁNYZAT: 12 860,6 millió forint

Az előirányzat az előadó-művészeti szervezetek támogatásáról és sajátos foglalkoztatási szabályairól szóló 2008. évi XCIX. törvény (a továbbiakban: Emtv.) 11. §-ában és 12. §-ában meghatározott, települési önkormányzatok által fenntartott, illetve támogatott nemzeti vagy kiemelt minősítésű előadó-művészeti szervezetek művészeti és létesítménygazdálkodási célú működési támogatására szolgál.

Az önkormányzatokat megillető, jogcímenként és szervezetenként megállapított támogatás éves összegét az Emtv. 5/B. § (1) bekezdés *d)* pontjában meghatározott módon, az Előadó-művészeti Bizottságok – a Nemzeti Előadó-művészeti Érdekegyeztető Tanács által véleményezett – javaslata alapján a kultúráért felelős miniszter állapítja meg.

a) Színházművészeti szervezetek támogatása

ELŐIRÁNYZAT: 9 738,0 millió forint

Az előirányzat a nemzeti és kiemelt minősítésű színházművészeti szervezetek művészeti és létesítmény-gazdálkodási célú működési támogatását szolgálja.

b) Táncművészeti szervezetek támogatása

ELŐIRÁNYZAT: 182,9 millió forint

Az előirányzat a nemzeti és kiemelt minősítésű táncművészeti szervezetek művészeti és létesítmény-gazdálkodási célú működési támogatását szolgálja.

c) Zeneművészeti szervezetek támogatása

ELŐIRÁNYZAT: 2 939,7 millió forint

Az előirányzat a nemzeti és kiemelt minősítésű zenekarok és énekkarok működési támogatását szolgálja.

A IV.1. pont *a), b) és e)* alpontjai, valamint IV.2. pont szerinti, a fenntartó önkormányzatokat megillető támogatás éves összegét a kultúráért felelős miniszter 2017. december 1-jéig állapítja meg.

3. Kulturális illetménypótlék

ELŐIRÁNYZAT: 3 605,0 millió forint

A központi költségvetés támogatást biztosít a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény végrehajtásáról a művészeti, a közművelődési és a közgyűjteményi területen foglalkoztatott közalkalmazottak jogviszonyával összefüggő egyes kérdések rendezésére című 150/1992. (XI. 20.) Korm. rendelet (a továbbiakban: kulturális Kjtvhr.) 21. §-a szerinti, 2018. január – 2018. december hónapokban kifizetendő kulturális illetménypótlékhoz és annak szociális hozzájárulási adójához.
A települési önkormányzat a támogatásra akkor jogosult, ha a kulturális illetménypótlék teljes összege tényleges bérnövekedésként jelenik meg a foglalkoztatott számára. Nem nyújtható támogatás a kulturális illetménypótléknak a kulturális Kjtvhr. 5. mellékletében meghatározott összegén felül nyújtott összeg és az arra tekintettel fizetendő szociális hozzájárulási adó kifizetéséhez.
A támogatás havi összege a helyi önkormányzati költségvetési szervek foglalkoztatottjaira vonatkozó, előző hónapra számfejtett, tárgyhónapban kifizetendő havi kulturális illetménypótlék szociális hozzájárulási adóval növelt bruttó összege. A támogatás folyósítása – a Kincstár tárgyhónap 10-éig a támogatás önkormányzatokat megillető összegével kapcsolatosan teljesített adatszolgáltatása alapján – havonta történik.

V. BESZÁMÍTÁS, KIEGÉSZÍTÉS

A települési önkormányzatot a következő sorrend szerint az e melléklet I.1.*c)*, I.1.*d)*, I.1.*ba)*, I.1.*bb)*, I.1.*bc)*, I.1.*bd)*, I.1.*e)* és I.1.*a)* jogcímeken megillető támogatás összegéig (a továbbiakban: beszámítás, kiegészítés alapja) a számított bevételével összefüggő támogatáscsökkentés terheli, illetve kiegészítő támogatás illeti meg. A támogatáscsökkentés és kiegészítés a nettó finanszírozás során kerül érvényesítésre. A számított bevétel a 2016. évi iparűzési adóalap 0,55%-a, az alábbi differenciálás szerint:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Támogatáscsökkentés mértéke a számított bevétel százalékában	Kiegészítés mértéke a beszámítás, kiegészítés alapjának százalékában
	alsó határ	felső határ		
1.	1	7 000	0	45
2.	7 001	10 000	0	20
3.	10 001	12 500	0	0
4.	12 501	15 000	20	0
5.	15 001	17 500	40	0
6.	17 501	20 000	60	0
7.	20 001	26 000	85	0
8.	26 001	34 000	95	0
9.	34 001	42 000	100	0
10.	42 001	60 000	105	0
11.	60 001	100 000	110	0
12.	100 001		120	0

Az iparűzési adórendelettel sem 2015. július 1-jén sem 2016. július 1-jén nem rendelkező önkormányzatok esetében a kiegészítés mértéke a táblázat szerinti mérték 50%-a.

Amennyiben a település közös hivatal székhelye, a 4-12. kategóriákban a rá irányadó %-os támogatáscsökkentés 10 százalékponttal kisebb.

A számított bevétel számítása során az iparűzési adóalap a fővárosi és a kerületi önkormányzatok között a fővárosi önkormányzat és a kerületi önkormányzatok közötti forrásmegosztásról szóló 2006. évi CXXXIII. törvény 2018. január 1-jén hatályos 3. §-a, illetve a törvény melléklete szerint kerül megosztásra. Az adóerő-képesség figyelembevételére vonatkozó szabályokat a Kiegészítő szabályok 1.*c)* pontja tartalmazza. Budapest Főváros lakosságszámaként az egy lakosra jutó adóerő-képesség számításakor a fővárosi kerületek együttes lakosságszámát kell figyelembe venni.

A 32 000 forint feletti egy lakosra jutó adóerő-képességgel rendelkező települési önkormányzattól – Budapest Főváros Önkormányzatának kivételével – a támogatáscsökkentés beszámítás alapját meghaladó része (a továbbiakban: szolidaritási hozzájárulás alapja) a nettó finanszírozás keretében elvonásra kerül szolidaritási hozzájárulás jogcímen az alábbi differenciálás szerint:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Hozzájárulás mértéke a szolidaritási hozzájárulás alapjának százalékában
	alsó határ	felső határ	
1.	32 001	36 000	25
2.	36 001	50 000	50
3.	50 001	75 000	80
4.	75 001	100 000	95
5.	100 001		100

Budapest Főváros Önkormányzata esetében a szolidaritási hozzájárulás összege 5 000,0 millió forint.

VI. TELJESÍTÉSI ADATOKHOZ KAPCSOLÓDÓ KORREKCIÓS TÁMOGATÁS

Amennyiben az I.1. pont szerinti támogatás megállapítását követően az előirányzat e törvény szerinti összege lehetőséget ad rá, a 2016. évi országosan összesített beszámolók és a 2016. évi adóerő-képesség alapján a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter (e pont alkalmazásában a továbbiakban együtt: miniszterek) 2017. december 22-éig közösen dönthetnek korrekciós támogatás nyújtásáról, a következők szerint.

a) Kiegészítő támogatás állapítható meg az I.1.*b)* pont *bb)*-*bd)* alpontok szerinti feladatokra abban az esetben, ha a 2016. évi országosan összesített beszámolók alapján a települési önkormányzatok országosan összesített nettó kiadása az alaptámogatások országosan összesített összegét meghaladja. Ebben az esetben a miniszterek a korrekciós támogatás fajlagos összegének megállapítására jogosultak.

b) A 2016. évi adóerő-képesség ismeretében a miniszterek az V. pont szerinti kategóriák és támogatáscsökkentési és kiegészítési mértékek módosítására jogosultak, amely egyetlen kategóriát sem érinthet hátrányosan.

A fajlagos összegeket, valamint a támogatáscsökkentési és kiegészítési mértékeket úgy kell megállapítani, hogy az előirányzat a korrekciós támogatás biztosításával se lépje túl a törvényi előirányzatot.

Kiegészítő szabályok:

1. *Általános szabályok*

a) Az e melléklet szerinti támogatások 2018. december 31-ig használhatók fel és elsősorban működési célokat szolgálnak. A támogatások felhalmozási bevételként eredeti előirányzatként akkor sem tervezhetők, ha a Kiegészítő szabályok valamely támogatás esetében lehetővé teszik a felhalmozási kiadások elszámolását, és a felhalmozási kiadások nem veszélyeztethetik a feladatokhoz kapcsolódó működtetési tevékenységeket, a feladat jogszabályokban rögzített paramétereknek megfelelő ellátásához szükséges működési kiadások teljesítését. Az e melléklet szerinti támogatások megalapozottságának államháztartásról szóló jogszabályok szerinti ellenőrzése a támogatást megalapozó valamennyi kritérium vizsgálatát magában foglalja.

b) A települési önkormányzatok közigazgatási státuszát a 2017. november 1-jei állapotnak megfelelő, a lakosságszámra és korcsoportba tartozók esetében – a III.3. pont *a)* és *b)* alpont szerinti támogatások kivételével – pedig a 2017. január 1-jei állapotnak megfelelő, a Belügyminisztérium adatait kell figyelembe venni. A III.3. pont *a)* és *b)* alpontja szerinti támogatásokat megalapozó lakosságszám tekintetében a Belügyminisztérium 2015. január 1-jei állapotnak megfelelő adatait kell figyelembe venni.

c) Az e melléklet szerinti adóerő-képesség figyelembevétele a következők szerint történik:

A 2016. július 1-jén hatályos iparűzési adórendelettel rendelkező települési önkormányzat a 2017. II. negyedéves költségvetési jelentés keretében szolgáltatott adatot a 2016. évi iparűzési adóalap összegéről. A 2017. II. negyedéves költségvetési jelentés keretében adatot nem szolgáltató önkormányzat esetében:

ca) ha az önkormányzat 2015. július 1-jén sem rendelkezett iparűzési adórendelettel, úgy az egy lakosra jutó iparűzési adóerő-képesség 10 000 Ft,

cb) ha az önkormányzatnak 2015. július 1-jén még volt hatályos iparűzési adórendelete, de azt 2016. július 1-jéig megszüntette, úgy az egy lakosra jutó adóerő-képessége 12 500 Ft.

Ezen önkormányzatok esetében a számított adóalap a számított egy lakosra jutó adóerő-képesség és az önkormányzat lakosságszáma alapján kalkulált.

d) A helyi önkormányzatokért felelős miniszter az általa üzemeltetett elektronikus rendszeren keresztül 2018. január 5-éig a települési önkormányzatok számára elérhetővé teszi az e melléklet I.1-I.3. pontok, II.1-II.4. pontok, III.2-III.7. pontok, IV.1. pont *a)-h)* alpontok és a IV. 2. pont szerinti, valamint 2018. április 15-éig az e melléklet IV.1. pont *i)* alpont szerinti támogatások települési önkormányzatokat megillető összegét.

e) Az e melléklet szerinti támogatások igénylési és döntési eljárására nem kell alkalmazni az általános közigazgatási rendtartásról szóló 2016. évi CL. törvény szabályait.

2. *Az e melléklet szerinti támogatások meghatározásához, módosításához, a helyi önkormányzatok egymás közötti, illetve a helyi önkormányzati körön kívüli szervezetnek történő feladat-, illetve intézmény átadás-átvételéhez kapcsolódó eljárásrend:*

a) Támogatások meghatározása

No.	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Adatszolgáltatás célja
1.	az Ávr. szerint	I.2.	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) alapján	a lakossági díjak csökkentését célzó támogatás megalapozása
2.	az Ávr. szerint	II.1. és II.2.	gyermeklétszám a 2017/2018. nevelési évi nyitó (október 1-jei) tényleges, a 2017. december 31-ei állapotra becsült adatok, a 2018/2019. nevelési évi becsült adatok alapján, illetve a vezetői órakedvezmény miatti pedagógus többletlétszám, valamint a segítők létszáma a becsült adatok alapján	a felmért gyermeklétszám, vezetői órakedvezmény miatti pedagógus többletlétszám, illetve segítők létszáma alapján a 2018. évi bértámogatás és óvodaműködtetési támogatás megalapozása

3.	az Ávr. szerint	II.3.	e tábla 2. pont szerinti gyermeklétszámából a 2017/2018. nevelési évben ténylegesen utaztatott gyermekek, továbbá 2018/2019. nevelési évben az utaztatott gyermekek becsült száma	utaztatott gyermekek támogatásának megalapozása
4.	az Ávr. szerint	III.3.	éves becsült ellátotti adatok, az *a)* és *b)* pontok esetében az ellátási terület	a III.3. szerinti jogcímek támogatásának megalapozása
5.	az Ávr. szerint	III.4.	a bértámogatás megállapításához az ellátottak éves becsült száma; az intézményüzemeltetési támogatáshoz a 2017. évi igénylés, valamint az időarányos teljesítés és a 2018. évi paraméterek figyelembevételével 2018. évre becsült adatok	2018. évi szakmai dolgozók bértámogatása és az intézményüzemeltetési támogatás megalapozása
6.	az Ávr. szerint	III.5.	a bértámogatás megállapításához az éves becsült ellátotti adatok és feladatellátási helyek száma; az üzemeltetési támogatás megállapításához a 2018. évi feladatellátás becsült adatai	a dolgozók bértámogatása és az intézményi gyermekétkeztetési üzemeltetési támogatás megalapozása
7.	az Ávr. szerint	III.6.	a rászoruló gyermekek szünidei étkeztetése támogatásának megállapításához szükséges adatok	a rászoruló gyermekek szünidei étkeztetése támogatásának megalapozása
8.	az Ávr. szerint	III.7.	a bértámogatás megállapításához az éves becsült ellátotti adatok és feladatellátási helyek száma; az üzemeltetési támogatás megállapításához a 2018. évi feladatellátás becsült adatai	a dolgozók bértámogatása és a bölcsődei üzemeltetési támogatás megalapozása
9.	az Ávr. szerint	IV.1.*h)*	2017. október 15-ei tényadatok	a megyei könyvtárral megállapodást kötő önkormányzatok számának felmérése a támogatásra jogosult önkormányzatok adatszolgáltatása alapján

10.	2018. február 26.	IV.1.*i)*	Az önkormányzat által 2017. évben saját bevételei terhére könyvtári állománygyarapításra fordított összeg	A települési önkormányzatok könyvtári célú érdekeltségnövelő támogatásának megalapozása

b) Támogatások évközi módosítása

No.	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Finanszírozás kezdő hónapja
1.	2018. május 15.	I.2., II.1., II.2., II.3., II.4., III.3., III.4., III.5., III.6., III.7.	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) módosítható; az óvodások száma, a vezetői órakedvezmény miatti pedagógus többletlétszám, illetve a segítők létszáma, valamint a szociális jogcímek esetében a becsült éves ellátotti adatok módosíthatók; a III.4., III.5. és III.7. jogcímeknél a becsült éves ellátotti adatok, és az üzemeltetési támogatás megállapításához a 2018. évi feladatellátás becsült adatai módosíthatók; a III.6. jogcímnél az étkezési adagszám módosítható	I.2. esetében 2018. szeptember; II.1., II.2., II.3., II.4., III.3., III.4.*a)* és III.5.*a)*, III.6. és III.7.*a)* esetében 2018. július; III.4.*b)*, III.5.*b)* *és* III.7.*b)* esetében 2018. augusztus
2.	2018. október 5.	I.2., II.1., II.2., II.3., II.4., III.3., III.4.*a)*, III.5., III.6., III.7.	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) módosítható; az óvodások száma, a vezetői órakedvezmény miatti pedagógus többletlétszám, illetve a segítők létszáma, valamint szociális és gyermekétkeztetési jogcímek esetében a becsült éves ellátotti adatok, az üzemeltetési támogatás megállapításához a 2018. évi feladatellátás becsült adatai módosíthatók;	2018. december

			a III.6. jogcímnél az étkezési adagszám módosítható	

c) A települési önkormányzatok egymás közötti, illetve települési önkormányzaton kívüli (a továbbiakban: önkormányzati körön kívüli) szervezetnek történő feladat-, illetve intézmény átadás-átvétele

No.	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Finanszírozás kezdő hónapja
1.	2018. május 15.	II.1., II.2., II.3., II.4.,	2018. szeptember 1-jével történő fenntartóváltozás jelzése, az *a)* pont szerinti felmérés során megadott adatok megbontásával, továbbá a II.4. jogcím esetében a minősített óvodapedagógusok intézményváltásának jelzése	2018. szeptember
		III.3., III.4. III.5., III.7.	2018. július 1-jével történő fenntartóváltozás jelzése, az *a)* pont szerinti felmérés során megadott ellátotti adatok megjelölésével	2018. július; III.4. és III.5. esetében 2018. augusztus
2.	2018. október 5.	II.4., III.3., III.4.*a)*, III.5.*a)*, III.7.*a)*	2018. december 1-jével történő fenntartóváltozás jelzése, az *a)* pont szerinti felmérés során megadott adatok megbontásával, továbbá a II.4. jogcím esetében a minősített óvodapedagógusok intézményváltásának jelzése	2018. december

A települési önkormányzat önkormányzati körön kívüli szervezetnek történő átadás-átvétel esetén az átadást, átvételt tanúsító okmányokat a felmérés lezárását követően a Kincstárnak küldi meg. A kérelemhez – a II.4. pont szerinti támogatás kivételével – mellékelni kell az átadó és az átvevő között kötött megállapodást, az átadás-átvételről szóló képviselő-testületi, illetve társulási tanácsi határozat kivonatát, az átvevő feladatellátáshoz szükséges működési engedélyét (szociális ellátások esetében a szolgáltatói nyilvántartásba történő bejegyzést igazoló dokumentumot), valamint a feladatot átadó és átvevő nyilatkozatát arra vonatkozóan, hogy az e törvény alapján számára biztosított támogatások igényléséről vagy lemondásáról gondoskodott.

Az egyrészről települési önkormányzatok, másrészről települési, területi nemzetiségi önkormányzatok, országos nemzetiségi önkormányzatok, központi költségvetési szervek, valamint nem állami szervezetek közötti feladat-, illetve intézmény átadása-átvétele esetén,

amennyiben az intézmény átadás-átvételének időpontja (tényleges átadás-átvétel) nem esik egybe a *c)* pont szerinti táblázatban szereplő fenntartóváltási időpontokkal (finanszírozási átadás-átvétel), úgy ezen időpontig az érintett felek a finanszírozást pénzeszköz-átadással, -átvétellel egymás közötti megállapodás útján rendezik. A finanszírozási átadás-átvétel időpontjáig időarányos támogatás abban az esetben illeti meg a feladatot, intézményt átadó települési önkormányzatot, ha a feladatot átvevő az intézmény, szolgáltatás tekintetében a tényleges átadás-átvétel időpontjától kezdve működési engedéllyel (szociális ellátások esetében a szolgáltatói nyilvántartásba történő bejegyzést igazoló dokumentummal) rendelkezik. Ellenkező esetben a feladatot, intézményt átadó települési önkormányzat köteles lemondani a tényleges átadás-átvétel időpontjától a finanszírozási átadás-átvétel időpontjáig tartó időszakra jutó időarányos támogatásról.

Az ellátottak arányában kell megosztani:
– a III.4.*b)* alpont szerinti támogatást az időskorúak átmeneti és tartós, a hajléktalanok tartós bentlakást nyújtó szociális intézményeinek, illetve a gyermekek átmeneti gondozásával kapcsolatos feladatok,
– a III.5.*b)* alpont szerinti támogatást az intézményi gyermekétkeztetési feladat települési önkormányzatok közötti átadás-átvétele esetén.

Ha a települési önkormányzat önkormányzati körön kívüli szervezetnek ad át
– óvodaintézményt, úgy a II.2. és II.3. jogcímek szerinti,
– III.4. jogcím szerinti intézményt, úgy a III.4. pont *b)* alpont szerinti,
– intézményi gyermekétkeztetési feladatot, úgy a III.5. pont *b)* alpont szerinti
támogatásról, vagy annak az átadással érintett ellátottakkal arányos, illetve időarányos részéről le kell mondania.

Ha a települési önkormányzat önkormányzati körön kívüli szervezettől vesz át
– III.4. jogcím szerinti intézményt, úgy a III.4. pont *b)* alpont szerinti támogatást a *b)* pont szerinti táblázat 1. alpontja szerint 2018. május 15-éig igényelheti meg.
– intézményi gyermekétkeztetési feladatot, úgy a III.5. pont *b)* alpont szerinti támogatást a *b)* pont szerinti táblázat 1. alpontja szerint 2018. május 15-éig, illetve a *b)* pont szerinti táblázat 2. alpontja szerint 2018. október 5-éig igényelheti meg arra az időszakra, amikor a feladatot ellátja,
– III.7. jogcím szerinti intézményt, úgy a III.7. pont *b)* alpont szerinti támogatást a *b)* pont szerinti táblázat 1. alpontja szerint 2018. május 15-éig, illetve a *b)* pont szerinti táblázat 2. alpontja szerint 2018. október 5-éig igényelheti meg arra az időszakra, amikor a feladatot ellátja.

3. *Az I. jogcím szerinti támogatásokra vonatkozó speciális kiegészítő szabályok*

a) A I.1. pont *a)* alpont szerinti számított alaplétszám számításakor a település típusára, a lakosságszám-kategóriákra és az elismert köztisztviselői létszámra vonatkozó adatokat az alábbi táblázat szerint kell figyelembe venni:

No.	Lakosságszám alsó és felső határa		Elismert köztisztviselői létszám	
			minimum	maximum
	a	b	c	d
A.	Községek			
A.1.	2 000-3 000		6	8
A.2.	3 001-5 000		8	14
A.3.	5 001-11 000		14	23
B.	Városok			
B.1.	1 085-5 000		10	19
B.2.	5 001-10 000		19	26
B.3.	10 001-20 000		26	40
B.4.	20 001-34 900		40	58
B.5.	34 901-43 700		58	85
C.	Megyei jogú városok			
C.1.	33 375-60 000		76	135
C.2.	60 001-100 000		135	200
C.3.	100 001-204 200		200	282
D.	Fővárosi kerületek			
D.1.	22 559-60 000		64	112
D.2.	60 001-100 000		112	131
D.3.	100 001-133 500		131	157

b) A I.1. pont *a)* alpont szerinti jogcímhez kapcsolódó korrekciós tényezők a következők:
ba) közös hivatalt fenntartó önkormányzatok száma és együttes lakosságszáma alapján:

Megnevezés	Fenntartó önkormányzatok együttes lakosságszáma	Fenntartó önkormányzatok száma	Korrekciós tényező
ba.1)	3 000 fő alatt	2-5 önkormányzat	0,13
		6-7 önkormányzat	0,15
		8-9 önkormányzat	0,17
		10 vagy több önkormányzat	0,19
ba.2)	3 000-5 000 fő között	3-5 önkormányzat	0,12
		6-7 önkormányzat	0,14
		8-9 önkormányzat	0,16
		10 vagy több önkormányzat	0,18
ba.3)	5 000 fő felett	3-5 önkormányzat	0,06
		6-7 önkormányzat	0,08
		8-9 önkormányzat	0,10
		10 vagy több önkormányzat	0,12

bb) közös hivatalt fenntartó településeken működő nemzetiségi önkormányzatok 2017. december 1-jei állapotnak megfelelő száma alapján (ide nem értve az átalakult nemzetiségi önkormányzatot):

bb.1) 2-3 nemzetiségi önkormányzat: 0,04,

bb.2) 4 vagy több nemzetiségi önkormányzat: 0,07,

bc) közös hivatal székhelye járási székhely önkormányzat: 0,04.

c) Az I.1. pont szerinti támogatás elszámolásának államháztartásról szóló jogszabályok szerinti felülvizsgálata során, ahhoz kapcsolódóan a Kincstár betekinthet az önkormányzatnál rendelkezésre álló, adótitkot is tartalmazó okiratokba, dokumentumokba, az idegenforgalmi adó és iparűzési adó bevallásokba.

d) Az I.1. pont *b)* alpont szerinti támogatások megállapításakor a kiválással érintett önkormányzatnak az ingatlan-nyilvántartási adatbázis I.1.*b)* pont *ba)* alpont szerinti és az OSAP-jelentés I.1.*b)* pont *bb) és bd)* alpont szerinti adatait lakosságarányosan meg kell osztani a 2014. évben megalakult önkormányzattal. Amennyiben a 2014. évben megalakult önkormányzat és az az önkormányzat, amelyből kivált megállapodik az I.1.*b)* pont támogatást megalapozó adatok két település közötti megbontásáról, úgy e támogatásokat az önkormányzatok egymás között pénzeszközátadással rendezik.

e) Amennyiben az OSAP-jelentés I.1.*b)* pont *bb)-bd)* alpont szerinti támogatást megalapozó adatok magasabbak, mint az ezen időpont szerinti tényleges adatok, úgy az OSAP-jelentés 2018. június 30-áig történő javítása alapján az I.1.*b)* pont *bb)-bd)* alpontokhoz kapcsolódó támogatásokban történő változások finanszírozása augusztus hónaptól történik.

f) Az I. pontban szereplő támogatásokra vonatkozó felhasználási szabályok:

fa) Az I.1.*a)-e)* pontok szerinti támogatások e melléklet V. pontja szerinti Beszámítással csökkentett, kiegészítéssel növelt és VI. pont szerinti korrekcióval növelt együttes összege kizárólag az igazgatással, településüzemeltetéssel és egyéb önkormányzati feladatokkal kapcsolatos kiadásokra, illetve turisztikai kiadásokra használható fel.

Turisztikai kiadások alatt különösen a turisztikai fejlesztések, helyi/térségi turisztikai desztinációs menedzsment szervezetnek működésre és fejlesztésre történő forrásátadás, a település közigazgatási területén található turisztikai vonzerőkkel, szolgáltatásokkal kapcsolatos marketing kiadások (kutatás, promóció, oktatás), turisztikai vonzerővel bíró rendezvényekkel, garantált programokkal kapcsolatos költségek, műemlékek turisztikai célú felújítása, látogathatóvá tétele, továbbá a turizmus által érintett területek, a turisztikai vonzerők és szolgáltató helyek környezetében infrastrukturális (utak, parkolók, turisztikai információs táblák, kerékpárutak, jelzett turistaútvonalak) és városképi (zöldfelületek, díszkivilágítás, díszburkolat) elemek létesítése, karbantartása, fenntartása ismerhető el.

fb) Az I.2. jogcím szerinti támogatás kizárólag a támogatás céljának megfelelően, a lakossági ráfordítások (díjak) csökkentésére fordítható. A támogatás szempontjából kizárólag a „Szennyvíz gyűjtése, tisztítása és elhelyezése", valamint a „Szennyvíziszap kezelése, ártalmatlanítása" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

fc) Az I.3. pont szerinti támogatás a határátkelőhely tisztántartása, megközelíthetősége érdekében felmerülő működési célú kiadásokra használható fel, a személyi jellegű kiadások kivételével. A támogatás szempontjából kizárólag a „Közutak, hidak, alagutak üzemeltetése, fenntartása", valamint a „Város-, községgazdálkodási egyéb szolgáltatások" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

fd) Az I.4. és I.5. jogcímek szerinti támogatások az adott pontban leírtak szerint használhatóak fel.

fe) Az I.6. pont szerinti támogatás a 2018. január-december hónapokban kifizetendő polgármesteri illetmény és tiszteletdíj és annak szociális hozzájárulási adójához használható fel.

4. *A II. jogcím szerinti támogatásokra vonatkozó speciális kiegészítő szabályok*

a) Az óvodapedagógusok, és óvodapedagógusok nevelőmunkáját közvetlenül segítők bértámogatása az alábbiak figyelembevételével történik.

Vezetői órakedvezmény miatti pedagógus többletlétszám számítása
2017/2018. nevelési évre:

$$V_{k1} = V_1 * \left(1 - \frac{V_{i1}}{V_1 * 32}\right)$$

2018/2019. nevelési évre:

$$V_{k2} = V_2 * \left(1 - \frac{V_{i2}}{V_2 * 32}\right)$$

ahol:
Vk1; Vk2 = a 2017/2018., illetve a 2018/2019. nevelési évben a vezetői órakedvezményből adódó létszámtöbblet,
V1; V2 = az Nkt. 1. melléklete szerinti vezetők kötelező létszáma, de legfeljebb
– 2018. év első 8 hónapjában a 2017/2018. nevelési évi nyitó (októberi 1-jei) köznevelési statisztika szerint ténylegesen foglalkoztatott,
– 2018. év utolsó 4 hónapjában a 2018/2019. nevelési évi nyitó (októberi 1-jei) köznevelési statisztikai állapotra becsült
vezetői létszám.

Az év végi elszámolás mindkét nevelési év tekintetében a köznevelési statisztikában szerepeltetett vezetői létszám alapján történik.
Vi1; Vi2 = a V1 és V2 vezetői létszámra – az Nkt. 5. mellékletében – megállapított kötelező nevelési óraszámának, óvodai foglalkozásai számának összege.
b) Az Nkt. szerint létrehozott óvoda-bölcsőde többcélú intézmény esetében a II.1-II.4. jogcímek szerinti támogatásokat kizárólag az óvoda intézményegységre vonatkozó létszámadatok alapján kell megállapítani.
c) A II. jogcím szerinti támogatásokra vonatkozó felhasználási szabályok
A II.1.-II.4. jogcímek szerinti támogatások kizárólag a támogatással érintett óvodaintézmények működési és felhalmozási kiadásaira, valamint az óvodai nevelésben részt vevő gyermekek étkeztetési kiadásaira használhatók fel. A támogatás szempontjából kizárólag a „Óvodai nevelés, ellátás szakmai feladatai", a „Sajátos nevelési igényű gyermekek óvodai nevelésének, ellátásának szakmai feladatai", a „Nemzetiségi óvodai nevelés, ellátás szakmai feladatai", az „Óvodai nevelés, ellátás működtetési feladatai", valamint a „Gyermekétkeztetés köznevelési intézményben" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

5. *A III. jogcím szerinti támogatásokra vonatkozó speciális kiegészítő szabályok*

a) Gondozási nap: egy ellátott egy napi intézményi ellátása (idős és hajléktalan személyeket ellátó tartós és átmeneti szociális intézményben, valamint gyermekek átmeneti gondozását biztosító intézményben), amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen –

egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony egy év folyamatos távollét esetén megszűnik.

b) A települési önkormányzatok kötelező feladatainak a Szoctv. 120-122. §-a, illetve a Gyvt. 97. §-a szerinti ellátási szerződés, illetve az önkormányzatok egymás közötti, a Mötv. 41. § (6) bekezdése alapján kötött szerződés keretében történő ellátása esetén a támogatás igénylésére a szolgáltatás, illetve az intézmény szolgáltatói nyilvántartásba bejegyzett fenntartója jogosult. E szabály alól kivételt képez a III.3.*a)-b)* és a III.5.*a)* pont szerinti jogcím, amely esetében az adott alpont szerinti feladatra nem állami fenntartóval kötött ellátási szerződés esetén is az a települési önkormányzat jogosult a támogatás igénylésére, amely számára szerződés alapján a nem állami fenntartó biztosítja az ellátást.

c) A *b)* pontban szereplő kivétellel a III.3., III.4. és III.7. jogcímek szerinti támogatásokat azok a települési önkormányzatok vehetik igénybe, amelyek

– az adott szociális szolgáltatás, illetve gyermekjóléti szolgáltató tevékenység tekintetében a szolgáltatói nyilvántartásba bejegyzésre kerültek, és

– a Szoctv. 58/A. §-a, illetve a Gyvt. 145. §-a alapján az adott szociális, gyermekjóléti szolgáltatóra, intézményre, hálózatra, ellátotti létszámra, férőhelyszámra, feladatmutatóra befogadást nyertek, vagy a támogatásra befogadás nélkül is jogosultak.

d) A III.3. jogcím szerinti feladatok esetében a társulásoknak járó magasabb támogatás akkor igényelhető, ha

– a feladat ellátásáról a Mötv. szerinti önkormányzati társulás saját fenntartású intézménye, szolgáltatója útján gondoskodik, és

– a feladat ellátásában részt vevő települési önkormányzatok önállóan az adott feladat ellátását nem biztosítják, az adott feladat tekintetében nincs szolgáltatójuk, intézményük bejegyezve a szolgáltatói nyilvántartásba, valamint

– a társult és ellátott települési önkormányzatok lakosságszáma

= a *c), db)* és *f)-i)* pontok szerinti feladatok esetében együttesen legalább 3 000 fő,

= a *j)-k)* pontok szerinti feladatok esetében együttesen legalább 5 000 fő,

– az adott feladathoz járó alaptámogatás igénylésére az önkormányzat jogosult.

e) Egy települési önkormányzat ugyanazon feladat ellátása tekintetében a támogatás szempontjából kizárólag egy társulásban vehető figyelembe.

f) A III.3., III.4. és III.7. jogcímek szerinti támogatások igénybevételének feltétele az ellátott adatainak – a Szoctv. 20/C. § (1)-(4) bekezdései, illetve a Gyvt. 139. § (2) és (3) bekezdései szerinti – nyilvántartásba vétele, valamint az időszakos jelentési kötelezettség teljesítése. A támogatás igénybevételére a fenntartó attól az időponttól jogosult, amikor a nyilvántartásba vettek ellátását az időszakos jelentés szerint ténylegesen megkezdte. Ha a települési önkormányzatok egymás közötti és önkormányzati körön kívüli feladat-, illetve intézmény átadása-átvétele következtében az érintett felek a finanszírozást – a Kiegészítő szabályok 2.*c)* pontja szerint – pénzeszköz-átadással, -átvétellel egymás közötti megállapodás útján rendezik, úgy a nyilvántartásba vétel és az időszakos jelentési kötelezettség teljesítése az átvevő fenntartó tekintetében vizsgálandó.

g) A III.3., III.4. és III.7. jogcímek szerinti támogatások teljes összege abban az esetben jár, ha a szolgáltatás, intézmény a tárgyév egészében szerepel a szolgáltatói nyilvántartásban.

Amennyiben a III.3., III.4. és III.7. jogcímek szerinti szolgáltatás, intézmény nem egész évben működik, a támogatás a működés megkezdését követő hónap 1-jétől, illetve megszűnése hónapjának utolsó napjáig időarányosan jár. Amennyiben a szolgáltatói nyilvántartásba történő bejegyzés adott hónap első napjától érvényes, és a szolgáltatás, intézmény ezen időponttól jogszerűen működik, e hónapra a támogatás igénybe vehető.

h) A nappali, illetve a bentlakásos intézményi ellátást nyújtó intézményekben – kivéve a hajléktalanok nappali intézményét – a Szoctv. 92/K. § (5)-(6) bekezdései alapján az ellátottak száma egyetlen napon sem haladhatja meg:

– nappali intézmény esetén – a nappali melegedő kivételével – a szolgáltatói nyilvántartásban meghatározott férőhelyszám 110%-át,

– bentlakásos intézmény esetén a szolgáltatói nyilvántartásban meghatározott férőhelyszám 105%-át,

– mindkét intézménytípus esetében éves átlagban pedig a férőhelyszám 100%-át.

Házi segítségnyújtás esetében az ellátottak száma egyetlen napon sem haladhatja meg a szolgáltatói nyilvántartásban meghatározott ellátotti létszám 110%-át, éves átlagban pedig annak 100%-át.

i) A szociális, gyermekjóléti és gyermekvédelmi szolgáltatások egyidejű igénybevételére vonatkozó szabályok:

ia) Ha az ellátott ugyanazon a napon több szolgáltatótól, intézménytől, hálózattól, illetve székhelytől, telephelytől (a továbbiakban együtt: engedélyes) is ugyanabban – a III.3. *c)-d)* és *f)-k)* és III.7. pontjai szerint támogatott és a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó (e melléklet alkalmazása során a továbbiakban: adatszolgáltatási kötelezettséggel járó és támogatott) – szociális szolgáltatásban vagy gyermekek napközbeni ellátásában részesül, a támogatás szempontjából az adott napon ellátottként csak annál az engedélyesnél vehető figyelembe, amelyik az ellátottról előbb teljesítette a *f)* pont szerinti időszakos jelentést.

ib) Az *ia)* alpont szerinti rendelkezést kell alkalmazni akkor is, ha az ellátott ugyanazon a napon több, adatszolgáltatási kötelezettséggel járó és támogatott gyermekek átmeneti gondozásába tartozó ellátásban részesül.

ic) Ha az ellátott ugyanazon a napon több engedélyestől részesül hajléktalan személyek nappali ellátásában, a támogatás szempontjából az ellátott valamennyi engedélyesnél figyelembe vehető.

id) Szociális étkeztetés esetén – a népkonyha kivételével – a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen

ida) a demens személy időskorúak nappali ellátásában,

idb) fogyatékos személyek nappali ellátásában,

idc) pszichiátriai betegek nappali ellátásában,

idd) szenvedélybetegek nappali ellátásában vagy

ide) hajléktalan személyek nappali ellátásában

is részesül.

ie) Házi segítségnyújtás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen nappali ellátásban is részesül.

if) Adatszolgáltatási kötelezettséggel járó és támogatott szociális alapszolgáltatás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen adatszolgáltatási kötelezettséggel járó és támogatott gyermekjóléti alapellátásban, gyermekvédelmi szakellátásban vagy szociális szakosított ellátásban is részesül, az *ig)-il)* alpontokban meghatározott kivételekkel.

ig) Szociális étkeztetés esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon éjjeli menedékhelyen vagy hajléktalan személyek átmeneti szállásán bentlakásos szociális intézményi ellátásban, családok átmeneti otthonában átmeneti gondozásban vagy támogatott lakhatásban is részesül.

ih) Hajléktalan személyek nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon éjjeli menedékhelyen vagy hajléktalan személyek átmeneti szállásán bentlakásos szociális intézményi ellátásban is részesül.

ii) Időskorúak nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon éjjeli menedékhelyen bentlakásos szociális intézményi ellátásban is részesül.

ij) Fogyatékos személyek nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon fogyatékos személyek rehabilitációs célú lakóotthonában vagy éjjeli menedékhelyen bentlakásos szociális intézményi ellátásban is részesül.

ik) Pszichiátriai betegek nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon pszichiátriai betegek rehabilitációs célú lakóotthonában vagy éjjeli menedékhelyen bentlakásos szociális intézményi ellátásban is részesül.

il) Szenvedélybetegek nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon szenvedélybetegek rehabilitációs célú lakóotthonában vagy éjjeli menedékhelyen bentlakásos szociális intézményi ellátásban is részesül.

im) Bölcsődei ellátás keretén belül biztosított intézményi vagy szolgáltatási forma igénybevétele (bölcsőde, mini bölcsőde, munkahelyi bölcsőde, családi bölcsőde) esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen a bölcsődei ellátás egy másik intézményi vagy szolgáltatási forma igénybevétele során is (bölcsőde, mini bölcsőde, munkahelyi bölcsőde, családi bölcsőde) ellátásban részesül.

in) Adatszolgáltatási kötelezettséggel járó és támogatott gyermekjóléti alapellátás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen adatszolgáltatási kötelezettséggel járó és támogatott szociális szakosított ellátásban vagy a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó gyermekvédelmi szakellátásban is részesül, az *io)* alpontban foglalt kivétellel.

io) Bölcsődei ellátás igénybevétele esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon otthont nyújtó ellátásban is részesül.

ip) Ugyanarra a napra ugyanazon ellátott a támogatás szempontjából nem vehető figyelembe több, adatszolgáltatási kötelezettséggel járó és támogatott szociális szakosított ellátás esetén.

iq) A teljesített feladategység meghatározása során nem vehető figyelembe támogató szolgáltatás esetén az adott napon az azzal az ellátottal teljesített feladategység, aki ugyanazon a napon a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó

- szociális szakellátásban – az éjjeli menedékhely, hajléktalanok átmeneti szállása, fogyatékos személyek gondozóháza, időskorúak gondozóháza, idősek otthona, hajléktalanok otthona, fogyatékos személyek otthona, hajléktalan személyek rehabilitációs intézménye, fogyatékos személyek rehabilitációs intézménye, fogyatékos személyek rehabilitációs célú lakóotthona vagy fogyatékos személyek ápoló-gondozó célú lakóotthona támogatott lakhatás kivételével – vagy
- gyermekvédelmi szakellátásban – otthont nyújtó ellátás, utógondozói ellátás, utógondozás kivételével –

is részesül.

ir) A teljesített feladategység meghatározása során nem vehető figyelembe

- pszichiátriai betegek részére nyújtott közösségi alapellátás esetén az a BNO 10 kódkönyv F 20-29 vagy 31-33 diagnóziskódba nem besorolható ellátottakkal teljesített feladategység, amely éves szinten meghaladja az összes figyelembe vehető feladatmutató 10 százalékát,

– szenvedélybetegek részére nyújtott közösségi alapellátás esetén az a BNO 10 kódkönyv F 10-19 és F6300 diagnóziskódba nem besorolható ellátottakkal teljesített feladategység, amely éves szinten meghaladja az összes figyelembe vehető feladategység 30 százalékát,
– közösségi alapellátás esetén az adott napon az azzal az ellátottal teljesített feladategység, aki ugyanazon a napon a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó
  = gyermekjóléti alapellátásban – a gyermekjóléti szolgáltatás, családok átmeneti otthona, családok átmeneti otthona külső férőhelye kivételével –,
  = szociális szakellátásban – az éjjeli menedékhely, hajléktalanok átmeneti szállása, hajléktalan személyek rehabilitációs intézménye, hajléktalanok otthona, pszichiátriai betegek rehabilitációs célú lakóotthona, a szenvedélybetegek rehabilitációs célú lakóotthona és a támogatott lakhatás kivételével – vagy
  = gyermekvédelmi szakellátásban – utógondozói ellátás kivételével –

is részesül.

is) Ha az ellátott ugyanazon a napon több engedélyestől is igénybe vesz pszichiátriai betegek részére nyújtott közösségi alapellátást vagy szenvedélybetegek részére nyújtott közösségi alapellátást, az adott napon a vele teljesített feladategységet annál az engedélyesnél kell figyelembe venni, amely az ellátott után – a szolgáltatások igénybe vevőinek a Szoctv. 20/C. §-ában, illetve a Gyvt. 139. § (2) bekezdésében meghatározott adatairól vezetett központi elektronikus nyilvántartási rendszerben – az időszakos jelentési kötelezettségét előbb teljesítette.

j) A III.4.*a)* pontban a segítő munkatársak, illetve a III.4.*b)* pontban az elismert intézményvezető létszámának meghatározása az alábbi paraméterek figyelembevételével történik:

Megnevezés	Finanszírozás szempontjából elismert létszám
Intézményvezető/Szakmai vezető	1 fő
Segítő: – időskorúak átmeneti és tartós, valamint hajléktalan személyek tartós bentlakásos ellátása esetén: az 1/2000. (I. 7.) SzCsM rendelet 2. számú melléklete szerint az adott ellátásra vonatkozó, kötelező létszámnormában szereplő munkakörök (intézményvezető kivételével) – gyermekek átmeneti gondozása esetén: a személyes gondoskodást nyújtó gyermekjóléti, gyermekvédelmi intézmények, valamint személyek szakmai feladatairól és működésük feltételeiről szóló 15/1998. (IV. 30.) NM rendelet 1. számú melléklete szerint az adott ellátásra vonatkozó, kötelező létszámnormában szereplő munkakörök (intézményvezető/szakmai vezető kivételével)	4 ellátottra 1 fő

k) Amennyiben a III.4. jogcím szerinti szociális szakosított ellátást, gyermekek átmeneti gondozását biztosító intézmény egyéb ellátotti csoportokról – pl. fogyatékos személyekről, pszichiátriai és szenvedélybetegségben szenvedőkről, gyermekvédelmi szakellátásban részesülőkről – is gondoskodik, úgy az intézményüzemeltetési támogatáshoz az intézményüzemeltetési kiadást meg kell osztani, és az adatszolgáltatás során kizárólag az időskorúak átmeneti és tartós, a hajléktalan személyek tartós bentlakásos ellátásának, illetve a gyermekek átmeneti gondozásának adatait lehet szerepeltetni.

l) A III.5. jogcím szempontjából az óvodai, iskolai, kollégiumi és externátusi étkeztetést igénybe vevő gyermekek, tanulók 2018. évi becsült átlaglétszáma és az étkezési napok száma alapján tervezhető, illetve igényelhető a támogatás. Az intézményi étkeztetésben résztvevők számának megállapításánál egy fő – függetlenül attól, hogy többszöri étkezésben is részt vesz – csak egy létszámként és egy intézménynél szerepelhet. Az igényjogosultság szempontjából egy fő létszámnak az a gyermek, tanuló számít, akinek naponta legalább a déli, többfogásos, meleg főétkezés biztosított. Az elszámolás dokumentuma az élelmezési nyilvántartás illetve térítési díj-kedvezményre való jogosultság esetén az azt alátámasztó irat is.

Az étkezésben résztvevők naptári évre, naponként összesített éves létszámát el kell osztani óvodai étkeztetés esetén 220 nappal, kollégiumi, externátusi étkeztetés esetén 200 nappal, iskolai étkeztetés esetén 185 nappal. A szünidőben szervezett napközi ellátás (ideértve az üdültetés, táboroztatás, egyéb szabadidős program, illetve egyéb szünidei étkeztetéseket is) résztvevőinek létszáma az előbbi számításokban nem vehető figyelembe.

A Gyvt. alapján szervezett, a települési önkormányzat által fenntartott bölcsődében, mini bölcsődében elhelyezett gyermekek esetében az intézményi gyermekétkeztetésben ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 230-cal, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 230-cal.

A települési önkormányzat által fenntartott fogyatékos személyek nappali intézményében elhelyezett gyermekek intézményi étkeztetése esetén az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

m) A III.7. pont esetében

ma) a bölcsődébe, mini bölcsődébe beíratottnak az a gyermek minősül, akit az intézménybe felvettek, beírattak és megjelenik a napi nyilvántartási rendszerben;

mb) a nevelés nélküli munkanapon, valamint a nyári zárvatartás idején az ügyeletet biztosító intézményben kell jelenteni az áthelyezett, beíratott gyermeket (továbbiakban: ügyeletes ellátás). Abban a hónapban, amikor a beíratott gyermek ügyeletes ellátást is igénybe vesz, – a III.7. pontban előírt legfeljebb 10 napos hiányzási határérték szempontjából – a beíratása szerinti és az ügyeletes intézmény szerinti hiányzási napokat egybe kell számítani. Az ügyeletet biztosító intézményben a gyermekek létszáma egyetlen napon sem haladhatja meg a szolgáltatói nyilvántartásban szereplő férőhelyszám 120%-át. Az intézmény nyári zárvatartása idején a támogatás azon beíratott gyermek után vehető igénybe, aki az adott hónapban az intézménnyel jogviszonyban állt és a napi nyilvántartási rendszerben megjelent. Amennyiben az intézmény a hónap egyetlen napján sem tart nyitva, abban az esetben támogatás arra a hónapra nem vehető igénybe;

mc) amennyiben a gyermek első alkalommal (beszoktatás első napja) vagy az igénybevétel utolsó hónapjában nem egész hónapra jelenik meg beíratottként az intézményben és a napi nyilvántartásban, akkor a támogatás – III.7. pontban előírt legfeljebb 10 napos hiányzási határérték figyelmen kívül hagyásával – a ténylegesen igénybe vett napok száma alapján jár, feltéve, hogy ezeken a napokon a gyermek jogviszonyban is állt az intézménnyel;

md) a napi nyilvántartási rendszerben vezetett adatoknak és a bölcsődében, mini bölcsődében rendszeresített napi jelenlét kimutatásának egyezni kell.

n) A III. jogcím szerinti támogatásokra vonatkozó felhasználási szabályok

A támogatások kizárólag a támogatás céljaként meghatározott feladatokra használhatók fel, a következők mellett:

na) a III.1. jogcím szerinti támogatást a települési önkormányzat kizárólag a 2018. évi január-december hónapokban kifizetendő szociális ágazati összevont pótlékra és annak szociális hozzájárulási adójára használhatja fel,

nb) a III.2. jogcím szerinti támogatás a 3. melléklet I. pont 11. alpont *f)* pont szerinti ellátások önrészére, a III.3., III.5., III.6. és III.7. jogcímek szerinti, az önkormányzat vagy társulása által ellátott és támogatott feladatokra, a közfoglalkoztatási feladatok egyéb állami támogatással nem fedezett részére, az önkormányzati helyi hatáskörű pénzbeli és természetbeni ellátások nyújtására, valamint az állampolgárok lakáshoz jutásának települési önkormányzatok általi, szociális alapon történő támogatására használható. A támogatás szempontjából kizárólag az „Ellátottak pénzbeli juttatásai" megfelelő rovatain, illetve a „Rövid időtartamú közfoglalkoztatás", a „Start-munka program - Téli közfoglalkoztatás", a „Hosszabb időtartamú közfoglalkoztatás", a „Közfoglalkoztatás mobilitását szolgáló támogatás (közhasznú kölcsönző részére)", az „Országos közfoglalkoztatási program", a „Közfoglalkoztatási mintaprogram", a „Lakáshoz jutást segítő támogatások", a „Lakóingatlan szociális célú bérbeadása, üzemeltetése", a „Lakásfenntartással, lakhatással összefüggő ellátások", az „Egyéb szociális pénzbeli és természetbeni ellátások, támogatások" kormányzati funkciókon, valamint az *nc), ne)* és *nf)* alpontokban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe. Amennyiben az önkormányzat a III.3., III.5., III.6. és III.7. pont szerinti feladatokra támogatásban nem részesül, de e feladatok ellátásához társulás vagy másik önkormányzat felé „Támogatási célú finanszírozási műveletek" kormányzati funkción teljesített kiadással hozzájárul, úgy ennek összege a támogatás elszámolása szempontjából figyelembe vehető,

nc) a III.3.*a)-n)* pontok között átcsoportosítás hajtható végre. A támogatás szempontjából kizárólag a „Család- és gyermekjóléti szolgáltatás", „Család- és gyermekjóléti központ", a „Szociális étkeztetés", a „Házi segítségnyújtás", a „Falugondnoki, tanyagondnoki szolgáltatás", az „Időskorúak nappali ellátása", a „Demens betegek nappali ellátása", a „Fogyatékossággal élők nappali ellátása", a „Pszichiátriai betegek nappali ellátása", a „Szenvedélybetegek nappali ellátása", a „Hajléktalanok nappali ellátása", a „Gyermekek egyéb napközbeni ellátása", a „Hajléktalanok átmeneti ellátása", a „Támogató szolgáltatás fogyatékos személyek részére", a „Pszichiátriai betegek közösségi alapellátása" és a„Szenvedélybetegek közösségi alapellátása (kivéve: alacsonyküszöbű ellátás)" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

nd) a III.4. jogcím szerinti támogatás a támogatással érintett intézmények működési és felhalmozási kiadásaira fordítható, azzal, hogy a III.4.*a)* és III.4.*b)* pontok között átcsoportosítás hajtható végre. E támogatást az önkormányzat a családok átmeneti otthonából év közben kikerülők otthontalanságának megszüntetéséhez is felhasználhatja. A támogatás szempontjából kizárólag a „Gyermekek átmeneti ellátása", az „Időskorúak átmeneti ellátása", a „Demens betegek átmeneti ellátása", az „Időskorúak tartós bentlakásos ellátása", a „Demens betegek tartós bentlakásos ellátása", a „Hajléktalanok tartós bentlakásos ellátása" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

ne) a III.5. jogcím szerinti támogatás kizárólag az étkeztetés teljes önköltségére (annak megszervezésével összefüggő valamennyi költségre, ideértve a felhalmozási jellegű kiadásokat is) számolható el, azzal, hogy a III.5.*a)-b)* pontok szerinti támogatások egymás között átcsoportosíthatók. A III.5.*a)-b)* pontok szerinti támogatás szempontjából kizárólag a „Gyermekétkeztetés köznevelési intézményben", valamint a „Gyermekétkeztetés bölcsődében,

fogyatékosok nappali intézményében" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

nf) a III.6. pont szerinti támogatás szempontjából kizárólag az „Intézményen kívüli gyermekétkeztetés" kormányzati funkción elszámolt kiadások vehetők figyelembe,

ng) a III.7. jogcím szerinti támogatás kizárólag a támogatással érintett intézmények működési és felhalmozási kiadására fordítható, azzal, hogy a III.7.*a)-b)* pontok szerinti támogatások egymás között átcsoportosíthatók. A támogatás szempontjából kizárólag a „Bölcsődei ellátás" kormányzati funkción elszámolt kiadás vehető figyelembe.

o) A III. pont szerinti támogatások

oa) a Szoctv., illetve a Szoctv. 132. § (1) és (2) bekezdései szerinti felhatalmazások alapján kiadott jogszabályokban, továbbá

ob) a Gyvt., illetve a Gyvt. 162. § (1) és (2) bekezdései szerinti felhatalmazások alapján kiadott jogszabályokban

foglalt szakmai feltételeknek megfelelően biztosított ellátás esetén vehetők igénybe.

6. A IV. jogcím szerinti támogatásokra vonatkozó speciális kiegészítő szabályok

a) A IV.1. *a)* és *b)* pontok szerinti támogatások felhasználását a Kult. tv. 45. § (5) bekezdés *d)* pontja, illetve 68. § (3) bekezdése szerinti beszámolókban is szerepeltetni szükséges.

b) A IV.1. pont *d), h)* és *i)* alpontok szerinti támogatások felhasználásáról az önkormányzat 2019. február 28-áig adatszolgáltatást köteles teljesíteni, amelynek formáját, tartalmát és rendjét a kultúráért felelős miniszter által kiadott Útmutató rögzíti.

c) A IV. pont szerinti támogatásokra vonatkozó felhasználási szabályok

A támogatások kizárólag a támogatás céljaként meghatározott feladatokra használhatók fel, figyelembe véve a szakmai jogszabályok előírásait, a következők mellett:

ca) A IV.1.*a)* és IV.1.*e)* pontok szerinti támogatások szempontjából kizárólag a „Múzeumi gyűjteményi tevékenység", a „Múzeumi tudományos feldolgozó és publikációs tevékenység", a „Múzeumi kiállítási tevékenység", valamint a „Múzeumi közművelődési, közönségkapcsolati tevékenység" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

cb) A IV.1.*b)* pont szerinti támogatás a Kult. tv. 66. §-ában foglalt feladatok megvalósításához kapcsolódó személyi juttatások és azok járulékai, dologi kiadások és felhalmozási kiadások finanszírozására használható fel. A támogatás terhére elszámolhatóak a könyvtári szakpolitikai programok területi szintű koordinációjának és megvalósításának kiadásai is.

A támogatás szempontjából kizárólag a „Könyvtári állomány gyarapítása, nyilvántartása", a „Könyvtári állomány feltárása, megőrzése és védelme", valamint a „Könyvtári szolgáltatások" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

Amennyiben az önkormányzat a támogatás legalább 10%-át nem könyvtári dokumentum vásárlásra fordítja, ideértve a nemzetiségi nyelvű könyvtári dokumentumok beszerzését is, úgy a támogatás 20%-ának megfelelő összegre nem jogosult.

cc) A IV.1.*c)* és IV.1.*g)* pontok szerinti támogatások szempontjából kizárólag a „Közművelődés - közösségi és társadalmi részvétel fejlesztése", a „Közművelődés - hagyományos közösségi kulturális értékek gondozása", a „Közművelődés - egész életre kiterjedő tanulás, amatőr művészetek", valamint a „Közművelődés - kulturális alapú gazdaságfejlesztés" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

cd) A IV.1.*d)* pont szerinti támogatásra vonatkozó szabályok:

cda) a támogatás szempontjából kizárólag a *cb)* és *cc)* alpontokban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

cdb) amennyiben az önkormányzat a támogatás legalább 10%-át nem közművelődési intézmény, közösségi színtér működtetésére fordítja, úgy a támogatás 20%-ának megfelelő összegre nem jogosult.

cdc) Amennyiben a Kult. tv. 64. § (2) bekezdés *a)* pontja alapján a nyilvános könyvtárat fenntartó önkormányzat a támogatás legalább 10%-át nem könyvtári dokumentum vásárlására fordítja, úgy a támogatás 20%-ának megfelelő összegre nem jogosult.

cdd) az 1200 fő és az alatti lakosságszámú önkormányzatnak a támogatás legalább 15%-át könyvtári szolgáltatásokhoz szükséges infrastruktúra megújítására és a Kult. tv. 76. § (2) bekezdés *e)* pontjában foglalt közművelődési tevékenységhez kapcsolódó kiadásokra kell felhasználnia.

ce) A IV.1.*f)* pont szerinti támogatásra vonatkozó szabályok:

cea) a támogatás szempontjából kizárólag a *ca)*, *cb)* és *cc)* alpontokban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

ceb) Budapest Főváros Önkormányzatának a támogatást a Budapesti Művelődési Központ, a Fővárosi Szabó Ervin Könyvtár és a Budapesti Történeti Múzeum működésének és feladatellátásának biztosításához kapcsolódó működési és felhalmozási kiadásokra kell felhasználnia,

cec) amennyiben Budapest Főváros Önkormányzata a Fővárosi Szabó Ervin Könyvtárra jutó támogatás legalább 10%-át nem könyvtári dokumentum vásárlására fordítja, úgy a támogatás 20%-ának megfelelő összegre nem jogosult.

cf) A IV.1.*h)* pont szerinti támogatásra vonatkozó szabályok:

cfa) a támogatás szempontjából kizárólag a *cb)* alpontban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

cfb) a támogatást a megyei hatókörű városi könyvtár a Könyvtári Szolgáltató Rendszer (a továbbiakban: KSZR) működtetésére használhatja fel,

cfc) ha a megyei hatókörű városi könyvtár a KSZR működtetésére megállapodást köt a városi könyvtárral, a városi könyvtár által ellátott feladatok költségeinek fedezetéről e támogatás keretei között a megyei hatókörű városi könyvtár gondoskodik.

cg) A IV.1.*i)* pont szerinti támogatásra vonatkozó szabályok:

cga) a támogatás szempontjából kizárólag a *cb)* alpontban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

cgb) a nyilvános könyvtár technikai, informatikai, műszaki eszközeinek, berendezési tárgyainak gyarapítására fordított összeg a támogatás 30%-át nem haladhatja meg.

ch) A IV.2.*a)* pont szerinti támogatás szempontjából kizárólag a „Színházak tevékenysége" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

ci) A IV.2.*b)* és IV.2.*c)* pontok szerinti támogatások szempontjából kizárólag a „Művészeti tevékenységek (kivéve: színház)" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

3. melléklet a 2017. évi C. törvényhez

A helyi önkormányzatok kiegészítő támogatásai

I. Működési célú támogatások

1. Lakossági víz- és csatornaszolgáltatás támogatása

Előirányzat: 4 500,0 millió forint

Az előirányzat azon települési önkormányzat támogatására szolgál, amelynek az önkormányzati, az állami és egyéb szolgáltatók által végzett lakossági közműves ivóvízellátás és szennyvízszolgáltatás, valamint a más víziközmű társaságtól vásárolt, illetve átvett lakossági célú ivóvíz ráfordításai magasak.

A támogatást a települési önkormányzatok pályázati úton igényelhetik. A támogatás elosztása a pályázók között a tárgyévet megelőző egyéves időszak lakossági fogyasztásának mennyisége, az ebben várható változások és a szolgáltatás tényleges, illetve várható ráfordításai figyelembevételével történik. A támogatás településenkénti összegének megállapítása során figyelembe kell venni az adott település lakosainak szociális helyzetét is.

Az előirányzat szolgál részbeni fedezetül az egészséges ivóvízzel való ellátás ideiglenes módozatai ráfordításainak támogatására is azon települési önkormányzatok esetén, amelyek az Állami Népegészségügyi és Tisztiorvosi Szolgálat határozata alapján kötelesek a településen élők részére az egészséges ivóvizet zacskós vagy palackos kiszerelésben, illetve tartálykocsis szállítással biztosítani.

A támogatásról tárcaközi bizottság javaslata alapján a vízgazdálkodásért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje tárgyév december 31-e.

2. A kéményseprő-ipari közszolgáltatás helyi önkormányzat általi ellátásának támogatása

Előirányzat: 100,0 millió forint

Az előirányzat azon helyi önkormányzat támogatására szolgál, amely a kéményseprő-ipari tevékenységről szóló 2015. évi CCXI. törvény 10. § (1) bekezdés *a)* pontja szerint a közszolgáltatási szerződés lejártáig a közszolgáltatást biztosítja. A támogatást a helyi önkormányzat pályázati úton igényelheti a közszolgáltatás 2015. július 1-jei állapot szerinti közszolgáltatási díjának megtérítésére. Az igényelhető összeget a közszolgáltatási díjból befolyó bevétel csökkenti, továbbá az előző évi támogatás elszámolását követően az előző évi tényadatok alapján meg nem igényelt összeg növeli.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, a kéményseprő-ipari közszolgáltatás tárgyévi térítésmentes ellátásához szükséges becsült adat alapján egy összegben történik, felhasználásának határideje tárgyév december 31-e.

3. Pécs Megyei Jogú Város Önkormányzat kulturális feladatainak támogatása

Előirányzat: 1 870,0 millió forint

Az előirányzat Pécs Megyei Jogú Város Önkormányzata kulturális feladatainak, elsősorban a Zsolnay Kulturális Negyed, a Kodály Központ és a Pannon Filharmonikusok működésének támogatására szolgál. A támogatás felhasználásának részletes szabályairól a kultúráért felelős miniszter – mint támogató – Pécs Megyei Jogú Város Önkormányzattal a helyi önkormányzatokért felelős miniszterrel egyetértésben köt támogatási szerződést. A támogatás teljes összegének folyósítása a szerződéskötést követő 30 napon belül történik, felhasználási határideje tárgyév december 31-e.

4. A kötelezően ellátandó helyi közösségi közlekedési feladat támogatása

Előirányzat: 12 000,0 millió forint

Az előirányzat a személyszállítási szolgáltatásokról szóló 2012. évi XLI. törvény 4. § (4) bekezdés *c)* pontja szerinti, a Budapest Főváros Önkormányzata által kötelezően ellátandó feladatok támogatására szolgál. A támogatás a fővárosi helyi közösségi közlekedés tárgyévi működésének támogatására fordítható.

A támogatás nem haladhatja meg a vasúti és közúti személyszállítási közszolgáltatásról, valamint az 1191/69/EGK és az 1107/70/EGK tanácsi rendelet hatályon kívül helyezéséről szóló 2007. október 23-i 1370/2007/EK európai parlamenti és tanácsi rendelet (a továbbiakban: EK rendelet) alapján megállapított, a fővárosi helyi közlekedési közszolgáltatás ellátása során felmerülő veszteséget.

A vissza nem térítendő támogatás folyósítása részletekben, időarányosan történik, felhasználásának határideje tárgyév december 31-e.

A közlekedésért felelős miniszter – mint támogató – a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével Budapest Főváros Önkormányzatával a támogatás felhasználásának szabályairól támogatási szerződést köt.

5. A települési önkormányzatok helyi közösségi közlekedésének támogatása

Előirányzat: 2 050,0 millió forint

Az előirányzatból támogatást – Budapest Főváros Önkormányzata kivételével – az a települési önkormányzat igényelhet, amely a településen a tárgyév egészében helyi közforgalmú közlekedést lebonyolító gazdálkodó szervezetet, illetve költségvetési szervet tart fenn, a helyi közforgalmú közlekedés lebonyolítására az önkormányzati, állami és egyéb szolgáltatóval jogszabály alapján közszolgáltatási szerződést kötött, vagy egyéb tevékenység gyakorlásának jogát koncessziós szerződésben időlegesen átengedte (a továbbiakban együtt: helyi közlekedés).

A támogatást a települési önkormányzatok pályázati úton igényelhetik. A támogatás igénylésénél a települési önkormányzat nyilatkozik, hogy a helyi közlekedés ellátásához és fejlesztéséhez a tárgyévet megelőző évben, a tárgyévet megelőző évet érintően szolgáltatónként milyen összegű saját forrás átadásával járult hozzá. A támogatás összege ezen önkormányzati saját forrást legfeljebb 25%-kal haladhatja meg.

A támogatás a tárgyévet megelőző évben ténylegesen teljesített – környezetvédelmi szempontból súlyozott – személyszállítási teljesítmények (férőhely-kilométer) arányában kerül elosztásra, figyelembe véve az egyes közlekedési üzemágazatok, és a településkategóriák tárgyévet megelőző évi üzemi szintű fajlagos ráfordításait is.

A támogatás elosztása és a döntési javaslat előkészítése során figyelembe veendő környezetvédelmi súlyszámok a következők:

Dízel autóbusz	Gázüzemű autóbusz (LPG és CNG)	Trolibusz	Elektromos és dízel-elektromos hajtású autóbusz, villamos
1,00	1,75	1,75	2,90

A támogatás a települési önkormányzatnak az EK rendelet alapján megállapított, a helyi közlekedési közszolgáltatás ellátása során felmerülő – tárgyévet megelőző évi – vesztesége erejéig igényelhető, és annak pótlására használható fel. A települési önkormányzat a kapott támogatást a tárgyévet megelőző évben a területén működő, pályázatában szereplő szolgáltatók részére a pályázati döntés szerinti összegben utalja tovább.

A támogatásról a közlekedésért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása részletekben, időarányosan történik, felhasználásának határideje tárgyév december 31-e.

6. Jó adatszolgáltató önkormányzatok támogatása

Előirányzat: 50,0 millió forint

A központi költségvetés – az önkormányzati adatszolgáltatások minőségének javítása érdekében – támogatást biztosít az államháztartási adatszolgáltatásokat rendszeresen időben, és kiváló minőségben teljesítő települési önkormányzatok számára.
A támogatást a települési önkormányzatok pályázati úton igényelhetik.
A támogatás az államháztartási adatszolgáltatások teljesítésében közreműködő dolgozók egyszeri elismerésére fordítható.
A támogatásról az államháztartásért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje tárgyév december 31-e.

7. Megyei önkormányzatok rendkívüli támogatása

Előirányzat: 300,0 millió forint

Az előirányzat szolgál a megyei önkormányzatok tárgyévi váratlan kiadásai támogatására a bevételeik figyelembevételével.
A támogatást a megyei önkormányzatok pályázati úton igényelhetik.
A támogatásról a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter együttesen, legkésőbb tárgyév november 30-áig dönt.
A támogatás folyósítása előfinanszírozás keretében, egy összegben történik, formája lehet
a) vissza nem térítendő támogatás, melynek felhasználási határideje a tárgyévet követő év november 30-a, kivéve, ha a támogatói okirat más határidőt állapít meg,
b) visszatérítendő támogatás, melynek visszafizetési határideje a támogatói okiratban szereplő határidő, de legfeljebb a tárgyévet követő év november 30-a.

8. A nem közművel összegyűjtött háztartási szennyvíz ideiglenes begyűjtésére kijelölt közérdekű közszolgáltató meg nem térülő költségeinek támogatása

Előirányzat: 280,0 millió forint

Az előirányzat szolgál a nem közművel összegyűjtött háztartási szennyvíz begyűjtésére vonatkozó nem rendszeres közszolgáltatásról szóló 378/2015. (XII. 8.) Korm. rendelet alapján a közérdekű szolgáltatónak az ideiglenes begyűjtési ellátásért járó közszolgáltatási díjból nem fedezhető, indokolt többletköltségei megtérítésére az ellátásért felelős települési önkormányzatokon keresztül.

A támogatásról a helyi önkormányzatokért felelős miniszter a Magyar Energetikai és Közmű-szabályozási Hivatal (a továbbiakban: MEKH) javaslatát követően dönt.

A vissza nem térítendő támogatás folyósítása egy összegben, előfinanszírozás keretében a közérdekű közszolgáltató kijelölése megszűnéséig vagy az új közszolgáltatási szerződés alapján történő közszolgáltatás megkezdéséig történik, a helyi önkormányzatokért felelős miniszter döntését követő 15 napon belül. A folyósítás feltétele, hogy az ellátásért felelős önkormányzat az előző évre vonatkozó elszámolást az éves költségvetési beszámolójában teljesítse, amennyiben ez nem történt meg a miniszteri döntést megelőzően, akkor az elszámolást követő 15 napon belül kerülhet sor a folyósításra. A támogatás felhasználásának határideje tárgyév december 31-e.

Amennyiben a közérdekű szolgáltatót annak tárgyévet megelőző évi beszámolójának ellenőrzését követően a MEKH tájékoztatása alapján többlettámogatás illeti meg, a helyi önkormányzatokért felelős miniszter dönt az elfogadottan elszámolt többletköltségről, és gondoskodik az előfinanszírozással nem fedezett résznek az ellátásért felelős települési önkormányzatokon keresztül támogatásként történő biztosításáról.

9. A települési önkormányzatok szociális célú tüzelőanyag vásárlásához kapcsolódó támogatása

Előirányzat: 3 000,0 millió forint

Az előirányzat az 5000 fő lakosságszámot meg nem haladó települési önkormányzat szociális célú tüzelőanyag – tűzifa vagy barnakőszén – vásárlásának támogatására szolgál.

A támogatást a települési önkormányzatok pályázati úton igényelhetik.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje tárgyévet követő év március 31-e.

10. Önkormányzatok rendkívüli támogatása

Előirányzat: 11 000,0 millió forint

a) A települési önkormányzatok rendkívüli támogatást kivételes esetben, pályázat útján igényelhetnek működőképességük megőrzése vagy egyéb, a feladataik ellátását veszélyeztető helyzet elhárítása érdekében.

A támogatásról a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter (a továbbiakban együtt: miniszterek) a beérkező támogatási igények elbírálását követően folyamatosan, de legkésőbb tárgyév december 10-éig együttesen dönt.

A támogatás folyósítása előfinanszírozás keretében, egy összegben történik, formája lehet

- vissza nem térítendő támogatás, melynek felhasználási határideje a folyósítást követő harmadik hónap utolsó napja, kivéve azoknál a támogatásoknál, amelyeknek célja és nagyságrendje megköveteli, hogy a helyi önkormányzatokért felelős miniszter a támogatási döntést követően a támogatás felhasználásának és elszámolásának feltételeiről támogatási szerződést kössön a kedvezményezettel,
- visszatérítendő támogatás, melynek visszafizetési határideje a miniszterek döntése szerinti határidő, de legfeljebb a tárgyévet követő év december 31-e,
- vissza nem térítendő támogatás a szociális igazgatásról és a szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) 45. §-a szerinti kifizetésekhez, melynek felhasználási határideje tárgyév december 31-e.

b) Az előirányzat szolgál a tartósan fizetésképtelen helyzetbe került helyi önkormányzatok adósságrendezésére irányuló hitelfelvétel visszterhes kamattámogatására, és a pénzügyi gondnok díjára.

- Visszterhes kamattámogatást igényelhet az a helyi önkormányzat, amely a helyi önkormányzatok adósságrendezési eljárásáról szóló törvényben szabályozott eljárás keretében az egyezséget pénzügyi intézménytől felvett hitellel teremtette meg. Ha a kamattámogatás alapjául szolgáló hitel forinttól eltérő devizanemű, a kamattámogatást a Magyar Nemzeti Bank által a kamattámogatás esedékességét megelőző második munkanappal közzétett, az adott devizára vonatkozó középárfolyam figyelembevételével kell kiszámítani. A kamattámogatás feltételeit a helyi önkormányzatokért felelős miniszter és a helyi önkormányzat megállapodásban rögzíti.
- A helyi önkormányzatok adósságrendezési eljárásában közreműködő pénzügyi gondnok díjához költségvetési támogatás vehető igénybe. A pénzügyi gondnok díjának összege – az általános forgalmi adóval együtt – legalább 800 ezer forint, legfeljebb 3 000 ezer forint lehet. A pénzügyi gondnok díjának folyósításáról – a bíróság díjmegállapító végzésének jogerőre emelkedését követően – a helyi önkormányzatokért felelős miniszter intézkedik.

11. Önkormányzati elszámolások

Előirányzat: 13 501,0 millió forint

a) Az önkormányzati elszámolások előirányzatát növeli

aa) a költségvetési évet megelőző évi elszámolás alapján a helyi önkormányzatok által költségvetési évben visszafizetett támogatások összege,

ab) az önellenőrzés, a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatok által jogtalanul igénybe vett támogatások költségvetési évben visszafizetett összege,

ac) a helyi önkormányzatok által költségvetési évben megfizetett ügyleti és késedelmi kamat összege,

ad) a települési önkormányzatok által igényelt támogatások – a nem helyi önkormányzat részére történő feladatátadással összefüggő előirányzat-csökkenés kivételével – lemondott előirányzatának összege,

ae) az intézményátadásból felszabaduló olyan összeg, amely nem illeti meg az átvevőt,

af) a helyi önkormányzatok által az államháztartásról szóló 2011. évi CXCV. törvény (a továbbiakban: Áht.) 83. § (6a) bekezdésében felsorolt kötelezettségek költségvetési év december 5-éig történő elmulasztása miatt a költségvetési évben felfüggesztett támogatások összege,

ag) az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter együttes intézkedése esetén a Magyarország 2017. évi központi költségvetéséről szóló 2016. évi XC. törvény (a továbbiakban: 2017. évi költségvetési törvény) 3. melléklet IV. Önkormányzati elszámolások jogcímének tárgyévet megelőző év december 31-ei pozitív egyenlegének összege.

b) Az önkormányzati elszámolások előirányzatát csökkenti a települési önkormányzatok által igényelt támogatásoknak az államháztartásról szóló jogszabályokban meghatározott időpontokban és esetekben – a nem települési önkormányzattól történő feladatátvétellel összefüggő előirányzat-növelés kivételével – pótigényelt előirányzatának az összege.

c) Az önkormányzati elszámolások előirányzat terhére a következő kifizetések teljesíthetők
ca) a támogatások költségvetési évet megelőző évi elszámolása alapján a helyi önkormányzatok részéről a költségvetési évben keletkező pótigény összege,
cb) az önellenőrzés, a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatokat pótlólagosan megillető támogatások költségvetési évben kifizetett összege,
cc) az államháztartásról szóló jogszabályok alapján költségvetési évben a helyi önkormányzatokat megillető ügyleti és késedelmi kamat összege,
cd) a helyi önkormányzatok által az Áht. 83. § (6a) bekezdésében felsorolt, költségvetési évet megelőző éveket terhelő kötelezettségek költségvetési évben történő teljesítése esetén a költségvetési évet megelőző években felfüggesztett támogatások összege,
ce) a helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása jogcímen az előző években jóváhagyott, tárgyévre áthúzódó kötelezettségvállalások,
cf) a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti tárgyévi munkáltatói kifizetések,
cg) az önellenőrzés és a kincstári felülvizsgálat során a helyi önkormányzat javára megállapított visszatérítés összege.

d) Az előirányzat szolgál a 2017. évi költségvetési törvény 3. melléklet II. pontjában szereplő azon költségvetési támogatások le nem hívott részének forrásául, amelyek esetében a tárgyévet megelőző évben csak az előleg kifizetése történt meg. A tárgyévet megelőző évben le nem hívott, de tárgyévben esedékessé váló támogatások vonatkozásában a támogató jogosult a tárgyévet megelőző évi támogatási szerződés, illetve kiadott támogatói okirat módosítására. E támogatások tárgyévi folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat a tárgyévet megelőző évben kapott támogatással (előleggel) legkésőbb tárgyév november 15-éig elszámol. A támogatás felhasználási határideje tárgyévet követő év december 31.

e) Az előirányzat szolgál arra, hogy a jogosult magánszemély részére a közműfejlesztési hozzájárulás megfizetett összegének a magánszemélyek közműfejlesztési támogatásáról szóló 262/2004. (IX. 23.) Korm. rendeletben (a továbbiakban: közműfejlesztési kormányrendelet) meghatározott hányada támogatásként a települési önkormányzatokon keresztül biztosításra kerüljön.
A támogatást a helyi önkormányzat jegyzője kérelem útján igényli a magánszemély jogosultaktól beérkezett, a közműfejlesztési kormányrendeletben foglalt feltételeknek megfelelő igények közműfajtánként és igénylők számának megjelölésével történő összesítésével minden negyedévet követő hónap 20-áig a Magyar Államkincstár illetékes területi szervén (a továbbiakban: Igazgatóság) keresztül.
Az Igazgatóság a beérkezéstől számított húsz napon belül továbbítja az összesített kérelmeket a helyi önkormányzatokért felelős miniszter részére. A vissza nem térítendő

támogatás folyósítása előfinanszírozás keretében, egy összegben a kérelmek beérkezését követő hónapban történik.

f) Az előirányzat szolgál
fa) a 2015. március 1-jét megelőzően megállapított, a 2015. február 28-án hatályos Szoctv.
faa) 38. § (5) bekezdése alapján az adósságkezelési szolgáltatásban részesülő személy részére járó lakásfenntartási támogatásra,
fab) 55/A. § alapján járó adósságcsökkentési támogatásra
kifizetett összegek 90%-a,
fb) a „Sikeres Magyarországért Panel Plusz" Hitelprogram keretében lakásszövetkezet, illetve társasház által felvett kölcsönhöz kapcsolódó támogatás nyújtásáról szóló 156/2005. (VIII. 15.) Korm. rendelet alapján kamattámogatásra jogosultak számára kifizetett összeg, továbbá
fc) az 1945 és 1963 között törvénysértő módon elítéltek, az 1956-os forradalommal és szabadságharccal összefüggésben elítéltek, valamint a korábbi nyugdíjcsökkentés megszüntetéséről, továbbá az egyes személyes szabadságot korlátozó intézkedések hatálya alatt állt személyek társadalombiztosítási és munkajogi helyzetének rendezéséről szóló 93/1990. (XI. 21.) Korm. rendelet alapján a személyes szabadság korlátozása miatti kárpótlás címén kifizetett összegek 100%-a
igénylésének fedezetéül.
Az e pont szerint biztosított támogatás kizárólag az abban meghatározott célokra fordítható.
A támogatás szempontjából kizárólag az egységes rovatrend „Ellátottak pénzbeli juttatásai" megfelelő rovatain elszámolt kiadások vehetők figyelembe.

g) Az előirányzat szolgál fedezetül a helyi önkormányzat és társulása számára a Svájci-Magyar Együttműködési Program fejlesztési célú pályázataihoz szükséges saját forrás kiegészítésére a korábbi években megítélt és támogatási szerződésben rögzített központi költségvetési támogatásból adódó fizetési kötelezettségek teljesítésére.

II. Felhalmozási célú támogatások

1. Kompok, révek fenntartásának, felújításának támogatása

Előirányzat: 360,0 millió forint

A támogatást a települési önkormányzatok a meglévő közforgalmú, közútpótló folyami révek, kompok és az azokhoz szükséges parti létesítmények, kiszolgáló utak fenntartására, felújítására és fejlesztésére, valamint kivételes esetben új eszköz beszerzésére pályázati úton igényelhetik. Méltányolandó kistérségi foglalkoztatás-politikai szempontok esetén lehetőség van a működtetés támogatására is. A működtetésre szolgáló támogatás felhasználásának határideje a tárgyév december 31-e, a fenntartásra, felújításra, fejlesztésre és beszerzésre szolgáló támogatás felhasználásának határideje a tárgyévet követő év december 31-e.
A kompközlekedés működtetéséhez Mohács Város Önkormányzatát legalább 35,0 millió forint, Dunafalva Község Önkormányzatát legalább 15,0 millió forint illeti meg az előirányzatból.
A támogatásról tárcaközi bizottság javaslata alapján a közlekedésért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik.

2. Önkormányzati feladatellátást szolgáló fejlesztések

Előirányzat: 5 000,0 millió forint

a) Kötelező önkormányzati feladatot ellátó intézmények fejlesztése, felújítása

Előirányzat: 2 000,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az önkormányzati tulajdonban lévő, a települési önkormányzat, továbbá társulás által fenntartott, kötelező önkormányzati feladatot ellátó intézmény fejlesztésére, felújítására. Az igényelhető maximális támogatás mértéke 30,0 millió forint.
A támogatásról a helyi önkormányzatokért felelős miniszter dönt.

b) Óvodai, iskolai és utánpótlás sport infrastruktúra-fejlesztés, felújítás

Előirányzat: 500,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet a tulajdonában lévő, sportlétesítményként üzemelő létesítmény fejlesztésére, felújítására, illetve új sportlétesítmény létrehozására. Az igényelhető maximális támogatás mértéke 20,0 millió forint.
A támogatásról a helyi önkormányzatokért felelős miniszter dönt.

c) Belterületi utak, járdák, hidak felújítása

Előirányzat: 2 500,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet – Budapest Főváros Önkormányzata kivételével – a közigazgatási területén, tulajdonában lévő út, híd és járda felújítására, karbantartására. Az igényelhető támogatás maximális mértéke:
- fővárosi kerületi önkormányzatok esetében 50,0 millió forint,
- megyei jogú városok esetében 40,0 millió forint,
- 10 000 fő vagy azt meghaladó lakosságszámú települések esetében 30,0 millió forint,
- 10 000 fő lakosságszám alatti települések esetében 15,0 millió forint.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt.

Az a)-c) pontokra vonatkozó közös szabályok:

Egy önkormányzat az *a)*-*c)* pontok szerinti célok közül csak az egyikre nyújthat be pályázatot. Nem nyújtható támogatás olyan pályázathoz, amely a megjelölt műszaki tartalomra uniós vagy egyéb nemzeti támogatásban részesül. A támogatással létrehozott ingatlanvagyon a beruházás megvalósításától számított tíz évig nem idegeníthető el, kivéve az *a)-b)* pontok esetében, ha az elidegenítést műszaki vagy szakmai okok teszik szükségessé, és az abból származó ellenértéket a kedvezményezett a támogatási cél szerinti további feladatokra fordítja. Az elidegenítés egyedi kérelem alapján az *a)-b)* pontok esetén a helyi önkormányzatokért felelős miniszter engedélyével történhet.

Az *a)-c)* pontok szerinti vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik.

3. Önkormányzati étkeztetési fejlesztések támogatása

Előirányzat: 2 000,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az általa fenntartott és működtetett, a bölcsődei vagy óvodai gyermekétkeztetést kiszolgáló
- új konyhák és kiszolgáló létesítmények létrehozására,
- az önkormányzat tulajdonában álló konyhák és kiszolgáló létesítmények kapacitásbővítésére, fejlesztésére, valamint a feladat ellátásához szükséges eszközök beszerzésére.

Az igényelhető maximális támogatás mértéke 40,0 millió forint, azzal, hogy az egy bölcsődés vagy óvodás ellátottra jutó támogatási igény nem haladhatja meg a 800 000 forintot.

A támogatásból megvalósuló beruházást a beruházás megvalósításától számított 10 évig az eredeti rendeltetésének megfelelően saját (ideértve a pályázó részvételével működő társulást is) fenntartásban kell működtetni. Nem igényelhet támogatást az az önkormányzat, mely a Magyarország 2015. évi központi költségvetéséről szóló 2014. évi C. törvény, a Magyarország 2016. évi központi költségvetéséről szóló 2015. évi C. törvény és a 2017. évi költségvetési törvény azonos célú támogatási jogcíméből vagy a 2014-2020. évek közötti uniós programozási időszakban azonos célra rendelkezésre álló európai uniós támogatásban részesült.

A támogatásról az államháztartásért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik.

4. Közművelődési érdekeltségnövelő támogatás, muzeális intézmények szakmai támogatása

Előirányzat: 806,0 millió forint

a) Közművelődési érdekeltségnövelő támogatás

Előirányzat: 300,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az általa fenntartott vagy a vele kötött közművelődési megállapodás alapján működő közművelődési intézmény vagy közösségi színtér technikai, műszaki eszközállományának, berendezési tárgyainak gyarapítására, épületének karbantartására, felújítására. A támogatást az önkormányzatok által az egyes célok tekintetében vállalt önrész arányában kell megállapítani. Ha a települési önkormányzat a közművelődési támogatás érdekében vállalt önrészt csökkenti, akkor ezzel arányosan csökkentett összegű érdekeltségnövelő támogatásra jogosult. A különbözet jogosulatlan igénybevételnek minősül.

A támogatás
aa) 60%-át a települési önkormányzat által fenntartott, továbbá a települési önkormányzattal kötött közművelődési megállapodás alapján működő, az *ab)* alpont hatálya alá nem tartozó intézmény vagy közösségi színtér után,
ab) 40%-át a települési önkormányzat által 2016. január 1-jét követően alapított közművelődési intézmény vagy közösségi színtér után
a települési önkormányzat által vállalt önrész arányában kell felosztani.

Ha igény hiányában az *ab)* alpont szerinti esetben maradvány keletkezik, azt az *aa)* alpont szerinti célra kell felhasználni.

A vállalt önrészt
– a kedvezményezett települések besorolásáról és a besorolás feltételrendszeréről szóló kormányrendeletben meghatározott települések esetében, valamint
– a települési önkormányzat által 2016. január 1-jét követően alapított közművelődési intézmény vagy közösségi színtér esetében
háromszoros súllyal kell figyelembe venni a támogatás megállapításakor. A két feltétel együttes fennállása esetén a vállalt önrészt kilencszeres súllyal kell figyelembe venni.

Az arányossági számításnál az egy önkormányzatnál figyelembe vehető vállalt önrész nem haladhatja meg a pályázatot benyújtó valamennyi önkormányzat által 2018. évben vállalt önrészek összesített összegének 1,5%-át.

Nem részesülhet támogatásban az az önkormányzat, amelynél a vállalt önrész szerinti támogatás számított összege nem éri el a 100 000 forintot.

A támogatás szempontjából kizárólag a „Közművelődés - közösségi és társadalmi részvétel fejlesztése", a „Közművelődés - hagyományos közösségi kulturális értékek gondozása", a „Közművelődés - egész életre kiterjedő tanulás, amatőr művészetek" és a „Közművelődés - kulturális alapú gazdaságfejlesztés" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

b) Járásszékhely múzeumok szakmai támogatása

Előirányzat: 136,0 millió forint

Az előirányzatból a járásszékhely települési önkormányzatok, Budapest Főváros Önkormányzata és a fővárosi kerületi önkormányzatok pályázati úton támogatást igényelhetnek az általuk fenntartott múzeum modellértékű jó gyakorlatainak támogatására.

c) Muzeális intézmények szakmai támogatása (Kubinyi Ágoston Program)

Előirányzat: 370,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az általa fenntartott vagy támogatott muzeális intézmény szakmai fejlesztéséhez.

A *b)-c)* pontok szerinti támogatásokról a kultúráért felelős miniszter dönt.

A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje a tárgyévet követő év december 31-e.

A *b)-c)* pontok szerinti támogatások szempontjából kizárólag a „Múzeumi gyűjteményi tevékenység", a „Múzeumi tudományos feldolgozó és publikációs tevékenység", a „Múzeumi kiállítási tevékenység", valamint a „Múzeumi közművelődési, közönségkapcsolati tevékenység" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

5. Ózdi martinsalak felhasználása miatt kárt szenvedett lakóépületek tulajdonosainak kártalanítása

Előirányzat: 300,0 millió forint

A központi költségvetés az ózdi martinsalak felhasználásával készült lakóépületek tulajdonosainak kárenyhítéséről szóló 40/2003. (III. 27.) Korm. rendelet alapján támogatásra jogosult magánszemély részére biztosít támogatást a települési önkormányzatokon keresztül.

A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, az Országos Katasztrófavédelmi Főigazgatóság kezdeményezésének sorrendjében, egy összegben történik.

6. Mini bölcsődei férőhelyek kialakításának támogatása

Előirányzat: 1 500,0 millió forint

Az előirányzatból a 10 000 főnél kisebb lakosságszámú, 20 000 forint egy lakosra jutó adóerő-képességet meg nem haladó települési önkormányzat pályázati úton támogatást igényelhet mini bölcsőde kialakítására, amennyiben a településen nem működik bölcsőde, mini bölcsőde, továbbá a település 3 év alatti lakosainak száma meghaladja a 40 főt.
Az igényelhető maximális támogatás mértéke 10,0 millió forint.
A támogatásból megvalósuló beruházást a beruházás megvalósításától számított 10 évig az eredeti rendeltetésének megfelelően saját (ideértve a pályázó részvételével működő társulást is) fenntartásban kell működtetni. Nem igényelhet támogatást az az önkormányzat, mely a 2017. évi költségvetési törvény azonos célú támogatási jogcíméből vagy a 2014-2020. évek közötti uniós programozási időszakban azonos célra rendelkezésre álló európai uniós támogatásban részesült.
A támogatásról az államháztartásért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik.

7. Pannon Park beruházási projekt támogatása

Előirányzat: 7 880,0 millió forint

Az előirányzat szolgál a Pannon Park beruházási projekt 2018. évi munkálatainak megvalósítására. A támogatás felhasználásának részletes szabályairól a kultúráért felelős miniszter – mint támogató – Budapest Főváros Önkormányzatával a helyi önkormányzatokért felelős miniszterrel egyetértésben köt támogatási szerződést. A támogatás 50%-ának (a továbbiakban: előleg) folyósítása a szerződéskötést követő 30 napon belül történik és a további részletek tárgyévi – szerződés szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.
A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

8. Békásmegyeri vásárcsarnok építése

Előirányzat: 2 000,0 millió forint

Az előirányzat szolgál a Budapest Főváros III. Kerület, Óbuda-Békásmegyer Önkormányzatának támogatására a békásmegyeri vásárcsarnok építésének 2018. évi ütemére. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki. A támogatás 50%-ának (a továbbiakban: előleg) folyósítása a támogatói okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.
A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

9. Veszprém Aréna építési beruházásával összefüggő tőke- és kamattörlesztő-részletek átvállalásának támogatása

Előirányzat: 723,0 millió forint

Az előirányzat szolgál a Veszprém Megyei Jogú Város Önkormányzatának támogatására a Veszprém Aréna multifunkcionális sport- és rendezvénycsarnok építési beruházásával összefüggő tőke- és kamattartozás átvállalásáról szóló 1056/2014. (II. 11.) Korm. határozat 5. pontja alapján a Veszprém Aréna építési beruházásával összefüggő tőke- és kamattörlesztő-részletek átvállalásához. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki. A támogatás teljes összegének folyósítása a támogatói okirat kiadását követő 30 napon belül történik, felhasználási határideje tárgyév december 31-e.

10. Normafa Park kiemelt beruházás támogatása

Előirányzat: 620,0 millió forint

Az előirányzat szolgál a Normafa Park kiemelt beruházás koncepciójáról és az azzal összefüggő feladatokról szóló 1443/2013. (VII. 16.) Korm. határozat 8. pontja alapján a Normafa Park kiemelt beruházás tárgyévi munkálatainak megvalósítására.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros XII. kerület Hegyvidéki Önkormányzata számára oly módon, hogy

- a támogatás 50%-ának (a továbbiakban: előleg) folyósítása a támogatói okirat kiadását követő 30 napon belül történik és
- a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

11. Normafa Park történelmi sportterület megvalósításának támogatása

Előirányzat: 550,0 millió forint

Az előirányzat szolgál a Normafa Park történelmi sportterület megvalósításához szükséges intézkedésekről szóló 1507/2016. (IX. 21.) Korm. határozat 5.*b)* pontja alapján a „Hild-villa" felújításának és a hozzá kapcsolódó telek környezetrendezésének tárgyévi munkálatainak megvalósítására.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros XII. kerület Hegyvidéki Önkormányzata számára. A támogatás 50%-ának (a továbbiakban: előleg) folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

12. A 2015. évi Milánói Világkiállítás magyar pavilonjának újjáépítése Karcagon

Előirányzat: 1 108,1 millió forint

Az előirányzat szolgál a 2015. évi Milánói Világkiállítás magyar pavilonjának Magyarországon történő elhelyezéséről szóló 1130/2017. (III. 20.) Korm. határozat 6.*b)* pontja alapján a Karcag 2934/1 helyrajzi szám alatt nyilvántartott földrészleten a teljes körű infrastruktúra kiépítésének, a pavilon újraépítéshez kapcsolódó engedélyek beszerzésének, a

Pavilon Karcagra szállított elemeinek átvételének, őrzésének, tárolásának, újratervezésének és az újraépítési feladatainak teljes körű lebonyolításával kapcsolatos tárgyévi munkálatainak megvalósítására.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Karcag Város Önkormányzata számára. A támogatás 50%-ának (a továbbiakban: előleg) folyósítása a támogatói okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

13. Kistarcsai Emlékhely és Könyvtár létrehozása a kommunista diktatúra idején internáló- és kényszermunkatáborként, illetve hadifogolytáborként működtetett létesítmények egykori helyszínén

Előirányzat: 369,1 millió forint

Az előirányzat szolgál a kommunista diktatúra idején internáló- és kényszermunkatáborként, illetve hadifogolytáborként működtetett létesítmények egykori helyszínein emlékhelyek létrehozásáról, illetve fejlesztéséről, valamint a megvalósításukhoz szükséges források biztosításáról szóló 1873/2016. (XII. 28.) Korm. határozat 1.b) pontja alapján a Kistarcsai Emlékhely és Könyvtár létrehozásával kapcsolatos tárgyévi munkálatok megvalósítására.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Kistarcsa Város Önkormányzata számára. A támogatás 50%-ának (a továbbiakban: előleg) folyósítása a támogatói okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

14. A Blaha Lujza tér rendezésének támogatása

Előirányzat: 1 000,0 millió forint

Az előirányzat szolgál a Blaha Lujza tér rendezésének támogatására.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros Önkormányzata részére. A támogatás 50%-ának (a továbbiakban: előleg) folyósítása a támogatói okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

15. Hermina garázs beruházás támogatása

Előirányzat: 2 659,0 millió forint

Az előirányzat szolgál a Hermina garázs beruházás előkészítésére és tárgyévi munkálatainak megvalósítására. A támogatás felhasználásának részletes szabályairól a kultúráért felelős miniszter – mint támogató – Budapest Főváros Önkormányzatával a helyi önkormányzatokért felelős miniszterrel egyetértésben köt támogatási szerződést oly módon, hogy

- a támogatás 50%-ának (a továbbiakban: előleg) folyósítása a szerződéskötést követő 30 napon belül történik és

- a további részletek tárgyévi – szerződés szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

III. Vis maior támogatás

Előirányzat: 7 700,0 millió forint

A támogatás szolgál a vis maior támogatás felhasználásának részletes szabályairól szóló 9/2011. (II. 15.) Korm. rendelet (a továbbiakban: Rendelet) alapján a helyi önkormányzatok egyes természeti károkból adódó, indokolt és szükséges védekezéssel összefüggő kiadások részbeni vagy teljes megtérítése, a helyi önkormányzat tulajdonában lévő építményben vagy az állam tulajdonában és a helyi önkormányzat vagyonkezelésében lévő, kötelező feladatellátást szolgáló épületben a vis maior események okozta károk helyreállításának és a katasztrófavédelmi szúnyoggyérítéssel összefüggő kiadások részbeni támogatásának forrásául. A támogatás felhasználásával, annak határidejével kapcsolatban alkalmazandó szabályokat a Rendelet rögzíti.

Kiegészítő szabályok:

1. A pályázatot

a) az I.1. pont szerinti jogcím esetében a vízgazdálkodásért felelős miniszter az államháztartásért felelős miniszter és a szociál- és nyugdíjpolitikáért felelős miniszter egyetértésével,

b) az I.2., I.9. és II.2. pontok szerinti jogcím esetében a helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszter egyetértésével,

c) az I.5. és II.1. pontok szerinti jogcímek esetében a közlekedésért felelős miniszter a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével,

d) az I.6. pont szerinti jogcím esetében az államháztartásért felelős miniszter,

e) az I.7. és I.10. pontok szerinti jogcímek esetében a helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszterrel közösen,

f) a II.3. és II.6. pontok szerinti jogcímek esetében az államháztartásért felelős miniszter a helyi önkormányzatokért felelős miniszter és a szociál- és nyugdíjpolitikáért felelős miniszter egyetértésével,

g) a II.4. pont szerinti jogcímek esetében a kultúráért felelős miniszter a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével

írja ki.

2. Az Áht. szerinti támogató

a) az I.4., I.5. és II.1. pontok szerinti jogcímek esetében a közlekedésért felelős miniszter,

b) az I.6., II.3. és a II.6. pontok szerinti jogcímek esetében az államháztartásért felelős miniszter,

c) az I.3., II.4., II.7. és II.15. pontok szerinti jogcímek esetében a kultúráért felelős miniszter.

3. Az e melléklet szerinti támogatások igénylési és döntési eljárására nem kell alkalmazni az általános közigazgatási rendtartásról szóló 2016. évi CL. törvény szabályait.

4. Ahol e melléklet a támogatás felhasználási határidejét nem rögzíti, ott az Áht. szerinti szabályozás alkalmazandó.

5. Ahol e melléklet nem rögzíti, hogy a támogató a kedvezményezettel a támogatás felhasználásának részletes szabályairól támogatási szerződést köt, azon előirányzatok esetében a támogató támogatói okiratot bocsát ki.

4. melléklet a 2017. évi C. törvényhez

A központi alrendszer azon előirányzatai, melyek teljesülése módosítás nélkül eltérhet az előirányzattól

	A	B	C	D
1	1.	**A teljesülés külön szabályozás nélkül is eltérhet az előirányzattól:**		
2			I. ORSZÁGGYŰLÉS fejezetben	
3				Kampányköltségek (10. cím)
4			X. IGAZSÁGÜGYI MINISZTÉRIUM fejezetben	
5				A büntetőeljárásról szóló törvény alapján megállapított kártalanítás (20. cím, 2. alcím, 17. jogcímcsoport)
6				Jogi segítségnyújtás (20. cím, 2. alcím, 18. jogcímcsoport)
7				Bűncselekmények áldozatainak kárenyhítése (20. cím, 2. alcím, 20. jogcímcsoport)
8				Magán- és egyéb jogi személyek kártérítése (20. cím, 2. alcím, 28. jogcímcsoport)
9			XI. MINISZTERELNÖKSÉG fejezetben	
10				Közszférában foglalkoztatottak bérkompenzációja (32. cím, 3. alcím, 1. jogcímcsoport)
11				Különféle kifizetések (32. cím, 3. alcím, 2. jogcímcsoport)
12				Ágazati életpályák és bérintézkedések (32. cím, 3. alcím, 3. jogcímcsoport)
13			XII. FÖLDMŰVELÉSÜGYI MINISZTÉRIUM fejezetben	
14				Állat, növény- és GMO-kártalanítás (20. cím, 6. alcím)
15			XIII. HONVÉDELMI MINISZTÉRIUM fejezetben	
16				Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz (8. cím, 2. alcím, 39. jogcímcsoport, 3. jogcím)
17			XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben	
18				Kárrendezési célelőirányzat (25. cím, 2. alcím, 5. jogcímcsoport)
19				Ár- és belvízvédelmi kártalanítási feladatok (25. cím, 2. alcím, 6. jogcímcsoport)
20				Uniós programok árfolyam-különbözete (25. cím, 11. alcím, 1. jogcímcsoport)
21			XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben	
22				Mecseki uránbányászok baleseti járadékainak és egyéb kártérítési kötelezettségeinek átvállalása (21. cím, 1. alcím, 1. jogcímcsoport, 3. jogcím)
23				Peres ügyek (21. cím, 2. alcím)
24			XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	
25				Gyermekvédelmi Lakás Alap (20. cím, 17. alcím, 1. jogcímcsoport)
26				GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása (20. cím, 17. alcím, 7. jogcímcsoport)
27				Átadásra nem került ingatlanok utáni járadék (20. cím, 55. alcím, 4. jogcímcsoport)
28				Családi támogatások (21. cím, 1. alcím, 1. jogcímcsoport)
29				Korhatár alatti ellátások (21. cím, 1. alcím, 2. jogcímcsoport)
30				Jövedelempótló és jövedelemkiegészítő szociális támogatások (21. cím, 1. alcím, 3. jogcímcsoport)
31				Közgyógyellátás (21. cím, 1. alcím, 4. jogcímcsoport, 1. jogcím)
32			XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
33				Devizában fennálló adósság és követelések kamatelszámolásai (1. cím)
34				A forintban fennálló adósság és követelések kamatelszámolásai (2. cím)
35				Jutalékok és egyéb költségek (3. cím, 1. alcím)
36				Állampapírok értékesítését támogató kommunikációs kiadások (3. cím, 2. alcím)
37			XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI fejezetben	
38				Diákhitel tartozás csökkentésének támogatása (27. cím)
39				Diákhitel 2 konstrukció kamattámogatása (28. cím)
40				Lakástámogatások (29. cím)
41				Szociálpolitikai menetdíj támogatás (31. cím)
42				Felszámolásokkal kapcsolatos kiadások (32. cím, 1. alcím, 4. jogcímcsoport)
43				Szanálással kapcsolatos kiadások (32. cím, 1. alcím, 5. jogcímcsoport)
44				Magán- és egyéb jogi személyek kártérítése (32. cím, 1. alcím, 6. jogcímcsoport)
45				Egyéb vegyes kiadások (32. cím, 1. alcím, 11. jogcímcsoport)
46				1% SZJA közcélú felhasználása (32. cím, 1. alcím, 12. jogcímcsoport)
47				Mehib és Eximbank behajtási jutaléka (32. cím, 1. alcím, 19. jogcímcsoport)
48				Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések (32. cím, 1. alcím, 21. jogcímcsoport)
49				Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés (32. cím, 1. alcím, 22. jogcímcsoport)
50				Egyéb megszűnt jogcímek miatt járó támogatás (32. cím, 1. alcím, 26. jogcímcsoport)
51				Filmszakmai közvetett támogatások mozgókép törvény szerinti kiegészítő finanszírozása (32. cím, 1. alcím, 28. jogcímcsoport)
52				Állam által vállalt kezesség és viszontgarancia érvényesítése (33. cím)
53				Pénzbeli kárpótlás (34. cím, 2. alcím, 1. jogcímcsoport)
54				Az 1947-es párizsi békeszerződésből eredő kárpótlás (34. cím, 2. alcím, 2. jogcímcsoport)
55				Nemzetközi pénzügyi intézmények felé vállalt kötelezettségek kiadásai (36. cím)

	A	B	C	D
56				Hozzájárulás az EU költségvetéséhez (37. cím)
57				Követeléskezelés költségei (41. cím)
58				Központi Nukleáris Pénzügyi Alap támogatása (42. cím, 3. alcím)
59			XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
60				Jótállással, szavatossággal kapcsolatos kifizetések (2. cím, 3. alcím, 1. jogcímcsoport)
61				Kezesi felelősségből eredő kifizetések (2. cím, 3. alcím, 2. jogcímcsoport)
62				Konszernfelelősség alapján történő kifizetések (2. cím, 3. alcím, 3. jogcímcsoport)
63				Kárpótlási jegyek életjáradékra váltása (2. cím, 3. alcím, 5. jogcímcsoport)
64				Egyéb bírósági döntésből eredő kiadások (2. cím, 3. alcím, 6. jogcímcsoport)
65				Egyéb szerződéses kötelezettségekből eredő kifizetések (2. cím, 3. alcím, 7. jogcímcsoport)
66				ÁFA elszámolás (2. cím, 4. alcím, 4. jogcímcsoport)
67				Átváltoztatható kötvény kamatfizetése (2. cím, 4. alcím, 5. jogcímcsoport)
68			XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
69				Bírósági döntésből eredő kiadások (2. cím, 4. alcím, 5. jogcímcsoport)
70			LXIII. NEMZETI FOGLALKOZTATÁSI ALAP fejezetben	
71				Álláskeresési ellátások (4. cím, 1. alcím)
72				Bérgarancia kifizetések (5. cím)
73			LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP fejezetben	
74				Öregségi nyugdíj (2. cím, 1. alcím, 1. jogcímcsoport)
75				Hozzátartozói nyugellátás (2. cím, 1. alcím, 3. jogcímcsoport)
76				Nyugdíjprémium céltartalék (2. cím, 1. alcím, 5. jogcímcsoport)
77				Nyugdíjbiztosítás egyéb kiadásai (2. cím, 4. alcím)
78				Vagyongazdálkodás (3. cím)
79			LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben	
80				Csecsemőgondozási díj, Terhességi-gyermekágyi segély (2. cím, 2. alcím, 1. jogcímcsoport)
81				Táppénz (2. cím, 2. alcím, 2. jogcímcsoport)
82				Kártérítési járadék (2. cím, 2. alcím, 4. jogcímcsoport)
83				Baleseti járadék (2. cím, 2. alcím, 5. jogcímcsoport)
84				Gyermekgondozási díj (2. cím, 2. alcím, 6. jogcímcsoport)
85				Rokkantsági, rehabilitációs ellátások (2. cím, 2. alcím, 7. jogcímcsoport)
86				Gyógyfürdő és egyéb gyógyászati ellátás támogatása (2. cím, 3. alcím, 2. jogcímcsoport)
87				Anyatej-ellátás (2. cím, 3. alcím, 3. jogcímcsoport)
88				Utazási költségtérítés (2. cím, 3. alcím, 6. jogcímcsoport)
89				Sürgősségi ellátás EGT-n, Svájcon belül (2. cím, 3. alcím, 7. jogcímcsoport, 1. jogcím)
90				Sürgősségi ellátás EGT-n kívül (2. cím, 3. alcím, 7. jogcímcsoport, 2. jogcím)
91				Külföldön történt speciális egészségügyi ellátások (2. cím, 3. alcím, 7. jogcímcsoport, 4. jogcím)
92				Külföldön igénybevett Magyarországon nem elérhető egészségügyi szolgáltatások (2. cím, 3. alcím, 7. jogcímcsoport, 5. jogcím)
93				Kifizetőhelyeket megillető költségtérítés (2. cím, 4. alcím, 4. jogcímcsoport, 1. jogcím)
94				Postaköltség (2. cím, 4. alcím, 4. jogcímcsoport, 2. jogcím)
95				Egyéb kiadások (2. cím, 4. alcím, 4. jogcímcsoport, 3. jogcím)
96				Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése (2. cím, 4. alcím, 4. jogcímcsoport, 5. jogcím)
97				Vagyongazdálkodás (3. cím)
98	2.	**Az előirányzat a Kormány jóváhagyásával túlléphető:**		
99			VIII. ÜGYÉSZSÉG fejezetben	
100				Jogerősen megállapított kártérítések célelőirányzata (3. cím, 4. alcím)
101			XI. MINISZTERELNÖKSÉG fejezetben	
102				Fővárosi és megyei kormányhivatalok peres ügyei (30. cím, 5. alcím)
103			XII. FÖLDMŰVELÉSÜGYI MINISZTÉRIUM fejezetben	
104				Peres ügyek (20. cím, 13. alcím)
105			XIII. HONVÉDELMI MINISZTÉRIUM fejezetben	
106				NATO és EU felajánlás alapján kialakításra kerülő készenléti alegységek alkalmazásának kiadásai (NRF, Battle Group, DCM és NFIU) (8. cím, 2. alcím, 1. jogcímcsoport)
107			XIV. BELÜGYMINISZTÉRIUM fejezetben	
108				Víz-, környezeti és természeti katasztrófa kárelhárítás (20. cím, 1. alcím, 50. jogcímcsoport)
109				Tömeges bevándorlás kezeléséhez kapcsolódó kiadások (20. cím, 21. alcím)
110				A terrorellenes intézkedések megvalósításához kapcsolódó kiadások (20. cím, 22. alcím)

	A	B	C	D
111			XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben	
112				Nagyvállalati beruházási támogatások (25. cím, 5. alcím, 7. jogcímcsoport)
113				Szakképzési Centrumok által ellátott felnőtt oktatási tevékenység finanszírozása (25. cím, 9. alcím, 3. jogcímcsoport)
114				Egyéb, EU által nem térített kiadások (25. cím, 11. alcím, 2. jogcímcsoport)
115			XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben	
116				Autópálya rendelkezésre állási díj (20. cím, 36. alcím, 1. jogcímcsoport)
117			XVIII. KÜLGAZDASÁGI ÉS KÜLÜGYMINISZTÉRIUM fejezetben	
118				Beruházás ösztönzési célelőirányzat (7. cím, 1. alcím, 1. jogcímcsoport)
119				Kötött segélyhitelezés (7. cím, 1. alcím, 2. jogcímcsoport)
120				Peres ügyek (7. cím, 5. alcím)
121				Eximbank Zrt. kamatkiegyenlítése (8. cím, 1. alcím, 1. jogcímcsoport, 1. jogcím)
122			XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	
123				Köznevelési célú humánszolgáltatás és működési támogatás (20. cím, 2. alcím, 3. jogcímcsoport)
124				Hit- és erkölcstanoktatás és tankönyvtámogatás (20. cím, 2. alcím, 4. jogcímcsoport)
125				Peres ügyek (20. cím, 5. alcím, 4. jogcímcsoport)
126				Szociális célú nem állami humánszolgáltatások támogatása (20. cím, 19. alcím, 1. jogcímcsoport)
127				Szociális humánszolgáltatásokkal kapcsolatos egyéb bérintézkedés
128			XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI fejezetben	
129				Átmeneti hulladék-közszolgáltatással kapcsolatos kiadások (32. cím, 1. alcím, 25. jogcímcsoport)
130			LXIII. NEMZETI FOGLALKOZTATÁSI ALAP fejezetben	
131				Start-munkaprogram (8. cím)
132	3.	**Ha az európai uniós tagsághoz kapcsolódó támogatások felhasználása érdekében illetve e támogatások folyósításának elmaradása esetén életbe lépő átcsoportosítási szabályokra vonatkozó rendelkezésekben foglalt lehetőségek kimerültek, az együttes eredeti támogatási előirányzat 30%-ával, e fölött a Kormány döntése alapján túlléphető:**		
133			XII. FÖLDMŰVELÉSÜGYI MINISZTÉRIUM fejezetben	
134				Méhészeti Nemzeti Program (20. cím, 20. alcím, 1. jogcímcsoport, 1. jogcím)
135				Egyes speciális szövetkezések (TÉSZ) támogatása (20. cím, 20. alcím, 1. jogcímcsoport, 3. jogcím)
136				Egyes állatbetegségek megelőzésének és felszámolásának támogatása (20. cím, 20. alcím, 1. jogcímcsoport, 4. jogcím)
137				Iskolagyümölcs program (20. cím, 20. alcím, 1. jogcímcsoport, 5. jogcím)
138			XIV. BELÜGYMINISZTÉRIUM fejezetben	
139				Belügyi Alapok (20. cím, 25. alcím, 4. jogcímcsoport)
140			XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben	
141				Európai Területi Együttműködés (2014-2020) (25. cím, 20. alcím, 2. jogcímcsoport)
142			XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben	
143				Európai Hálózatfinanszírozási Eszköz (CEF) projektek (20. cím, 60. alcím, 1. jogcímcsoport)
144			XIX. UNIÓS FEJLESZTÉSEK fejezetben	
145				Közlekedés Operatív Program (2. cím, 4. alcím, 2. jogcímcsoport)
146				Területi Együttműködés (2. cím, 5. alcím)
147				Egyéb uniós előirányzatok (2. cím, 6. alcím)
148				Állami költségvetési kedvezményezettek sajáterő támogatása (2. cím, 7. alcím, 8. jogcímcsoport)
149				2014-2020 közötti kohéziós politikai operatív programok (2. cím, 9. alcím)
150				Európai Területi Együttműködés (2014-2020) (2. cím, 10. alcím)
151				Vidékfe'lesztési Pro ram (2. cím, 12. alcím, 1. jogcímcsoport)
152				[illegible]dási Operatív Program (2. cím, 12. alcím, 2. jogcímcsoport)
153	4.	**A pénzügyi tranzakciós illeték megfizetéséhez kapcsolódóan az államháztartásért felelős miniszter engedélyével túlléphető a Dologi kiadások kiemelt előirányzat:**		
154			XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben	
155				Magyar Államkincstár (8. cím)
156	5.	**A gyógyszertári tulajdoni hányad állami elővásárlásával összefüggésben az egészségbiztosításért felelős miniszter engedélyével, az államháztartásért felelős miniszter egyetértése mellett túlléphető:**		
157			XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	
158				Gyógyszertári tulajdoni hányad állami elővásárlás kiadása (21. cím, 3. alcím)
159	6.	**A nyugdíjszerű ellátásban részesülő személyek évközi ellátás-emelése végrehajtásával összefüggésben tételes elszámolás alapján a szociál- és nyugdíjpolitikáért felelős miniszter engedélyével túlléphető:**		
160			XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	
161				Folyósított ellátások utáni térítés (21. cím, 1. alcím, 4. jogcímcsoport, 4. jogcím)

5. melléklet a 2017. évi C. törvényhez

Uniós kötelezettségvállalási keretelőirányzatok

Megnevezés	Indikatív forráskeret a 2014-2020-as időszakban (adatok euróban)
Gazdaságfejlesztés és Innovációs Operatív Program	7 733 969 530
Versenyképes Közép-Magyarország Operatív Program	463 703 439
Terület- és Településfejlesztési Operatív Program	3 389 963 001
Intelligens Közlekedésfejlesztési Operatív Program	3 331 808 225
Környezeti és Energiahatékonysági Operatív Program	3 217 105 883
Emberi Erőforrás Fejlesztési Operatív Program	2 612 789 000
Közigazgatás- és Közszolgáltatás Fejlesztési Operatív Program	794 773 905
Rászoruló Személyeket Támogató Operatív Program	93 882 921
Vidékfejlesztési Program	3 455 336 493
Magyar Halgazdálkodási Operatív Program	39 096 293
Operatív Programok összesen	*25 132 428 690*

Belső Biztonsági Alap	61 493 119
Menekültügyi, Migrációs és Integrációs Alap	31 877 477
Belügyi Alapok összesen	*93 370 596*

Megnevezés	Indikatív forráskeret adatok euróban
Európai Gazdasági Térség Finanszírozási Mechanizmus, Norvég Finanszírozási Mechanizmus 2009-2014	153 300 000
Európai Gazdasági Térség Finanszírozási Mechanizmus, Norvég Finanszírozási Mechanizmus 2014-2021	214 600 000

A kötelezettségvállalások megtételéhez a törvényben rögzített forint/euró árfolyam az irányadó.

6. melléklet a 2017. évi C. törvényhez

A közalkalmazotti fizetési osztályok első fizetési fokozata szerinti garantált illetmények havi összege forintban, valamint a fizetési fokozatokhoz tartozó legkisebb szorzószámok 2018. évben

Fizetési fokozatok	Fizetési osztályok									
	A	B	C	D	E	F	G	H	I	J
1.	69 000	77 000	78 000	79 000	89 000	122 000	127 000	129 500	142 000	154 500
2.	1,0175	1,0175	1,0200	1,0250	1,0275	1,0350	1,0350	1,0500	1,0450	1,0600
3.	1,0350	1,0350	1,0400	1,0500	1,0550	1,0725	1,0725	1,1000	1,1025	1,1350
4.	1,0525	1,0525	1,0650	1,0750	1,0900	1,1100	1,1100	1,1500	1,1675	1,2100
5.	1,0700	1,0700	1,0900	1,1000	1,1250	1,1475	1,1475	1,2000	1,2425	1,2850
6.	1,0875	1,0875	1,1125	1,1250	1,1600	1,1850	1,1850	1,2600	1,3175	1,3600
7.	1,1075	1,1075	1,1375	1,1525	1,1975	1,2225	1,2225	1,3350	1,3925	1,4200
8.	1,1275	1,1400	1,1625	1,1875	1,2350	1,2650	1,2725	1,4100	1,4675	1,4825
9.	1,1500	1,1725	1,1950	1,2250	1,2725	1,3075	1,3325	1,4850	1,5275	1,5450
10.	1,1725	1,2075	1,2300	1,2625	1,3100	1,3675	1,3950	1,5600	1,5875	1,6075
11.	1,1950	1,2425	1,2675	1,3000	1,3475	1,4275	1,4575	1,6250	1,6475	1,6700
12.	1,2175	1,2775	1,3050	1,3375	1,3775	1,4875	1,5200	1,6900	1,7075	1,7325
13.	1,2400	1,3125	1,3425	1,3750	1,4075	1,5475	1,5825	1,7550	1,7775	1,8025
14.	1,2625	1,3500	1,3800	1,4125	1,4425	1,6075	1,6450	1,8200	1,8475	1,8725
15.	1,2850	1,3875	1,4175	1,4500	1,4775	1,6675	1,7075	1,8850	1,9175	1,9425
16.	1,3075	1,4250	1,4550	1,4875	1,5125	1,7275	1,7700	1,9500	1,9875	2,0125
17.	1,3300	1,4625	1,4925	1,5250	1,5475	1,7875	1,8325	2,0150	2,0575	2,0825

7. melléklet a 2017. évi C. törvényhez

Az egyházi jogi személyek, a nemzetiségi önkormányzatok és a magán köznevelési intézmények fenntartói köznevelési feladatainak és a bevett egyházak hit- és erkölcstanoktatás után járó támogatása

I. A PEDAGÓGUS-MUNKAKÖRBEN ÉS A NEVELŐ ÉS OKTATÓ MUNKÁT KÖZVETLENÜL SEGÍTŐ MUNKAKÖRBEN FOGLALKOZTATOTTAK UTÁN JÁRÓ ÁTLAGBÉRALAPÚ TÁMOGATÁS

1. Az átlagbéralapú támogatás alapja

a) A 40. § (1) bekezdés *a)* pontjában meghatározott átlagbéralapú támogatás alapja – az óvoda, egységes óvoda-bölcsőde (a továbbiakban együtt: óvoda) kivételével – az állam által fenntartott általános iskolában, középfokú iskolában, alapfokú művészeti iskolában (a továbbiakban együtt: iskola), kollégiumban, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási, valamint pedagógiai szakszolgálati intézményben pedagógus-munkakörben, valamint nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak után kifizetett személyi juttatás és járulék.

b) A 40. § (3) bekezdés *a)* pontjában meghatározott átlagbéralapú támogatás alapja – az óvoda kivételével – az állam által fenntartott iskolában, kollégiumban, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményben pedagógus-munkakörben foglalkoztatottak után kifizetett személyi juttatás és járulék.

2. Az átlagbéralapú támogatás megállapítása

2.1. Óvodában az átlagbéralapú támogatást, beleértve a minősítéssel összefüggő többlettámogatást is a 2. melléklet II. pont 1. és 4. alpontja szerint kell megállapítani. Ha az óvoda a fenntartó engedélye alapján hat óránál rövidebb napi nyitvatartási idővel működik, a fenntartásához a központi költségvetésből támogatás nem igényelhető.

2.2. Az iskolában, kollégiumban, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási, valamint pedagógiai szakszolgálati intézményben az átlagbéralapú támogatást

a) a pedagógus-munkakörben foglalkoztatottak után az 1. pont *a)* alpontban meghatározott állami intézmények pedagógus-munkakörben foglalkoztatottjainak és az állam által fenntartott iskolával, kollégiummal, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézménnyel a nevelési évben vagy a tanévben október 1-jén jogviszonyban álló gyermekek, tanulók létszáma, valamint a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók átlaglétszáma alapján egy tizedesre kerekített finanszírozott pedagóguslétszám szerint a 4-6. alpontok,

b) a nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak – a pedagógiai szakszolgálati intézmény kivételével – a ténylegesen foglalkoztatottak, teljes munkaidőre átszámított létszáma, de legfeljebb a jogszabályban meghatározott elismerhető létszáma alapján, figyelemmel az *a)* pont szerinti gyermek és tanulólétszámra a 4. alpont, az 5. alpont *a)*- *c)*, *e)* pontjai

szerint kell megállapítani.

Az egy főre jutó átlagbér az iskolatípusra, kollégiumra, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményre, pedagógiai szakszolgálati intézményre számított, az állami intézményfenntartók által fenntartott intézményekben intézménytípusonként pedagógus-munkakörben, valamint nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak éves személyi juttatása és járulékai együttes összegének és az előbbinek megfelelő létszámhányadosa. A pedagógiai szakszolgálati intézményben nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak finanszírozott létszáma fenntartói szinten nem haladhatja meg a pedagógiai szakszolgálati intézményben a pedagógus-munkakörre megállapított finanszírozott létszám 8%-át.

3. A Magyarország területén külföldi állam vagy nemzetközi szervezet oktatási programja szerint az oktatásért felelős miniszter engedélye alapján működő nevelési-oktatási intézmény Magyarországon nyilvántartásba vett fenntartója az ilyen intézmény által pedagógus-munkakörben foglalkoztatott személy után átlagbéralapú támogatásra akkor jogosult, ha

a) a pedagógus szakképzettsége vagy szakképesítése megfelel az Nkt.-ban meghatározott képesítési előírásoknak,

b) a külföldi óvoda, a nemzetközi óvoda pedagógiai programja megfelel az Óvodai nevelés országos alapprogramjának, a külföldi iskola, a nemzetközi iskola pedagógiai programja tartalmi szempontból igazodik a Nemzeti alaptantervhez.

4. Az iskolában, a kollégiumban, a gyógypedagógiai, a konduktív pedagógiai nevelési-oktatási, valamint a pedagógiai szakszolgálati intézményben a pedagógusok, valamint a nevelő és oktató munkát közvetlenül segítők átlagbére és közterhei elismert együttes összegének meghatározása

a) A pedagógusok és a pedagógus szakképzettséggel vagy szakképesítéssel rendelkező nevelő és oktató munkát közvetlenül segítők átlagbérének és közterheinek elismert összege

aa) általános iskolában 4 505 000 forint/számított létszám/év,

ab) gimnáziumban, szakgimnáziumban (szakképzési és nem szakképzési évfolyamon egyaránt), művészeti szakgimnáziumban, szakközépiskolában – beleértve a Köznevelési és Szakképzési Hídprogramot és az érettségire való felkészítő évfolyamokat is –, szakiskolában és készségfejlesztő iskolában, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményben és köznevelési intézményben működő utazó gyógypedagógusi, utazó konduktori hálózat esetén 4 690 000 forint/számított létszám/év,

ac) alapfokú művészeti iskolában főtárgy szerinti egyéni és csoportos foglalkozás keretében való részvétel esetében 4 405 000 forint/számított létszám/év,

ad) kollégiumban 4 509 000 forint/számított létszám/év,

ae) pedagógiai szakszolgálati intézményben 4 359 000 forint/számított létszám/év.

b) Az iskolában, a kollégiumban, a gyógypedagógiai, a konduktív pedagógiai nevelési-oktatási, valamint a pedagógiai szakszolgálati intézményben a pedagógus szakképzettséggel vagy szakképesítéssel nem rendelkező nevelő és oktató munkát

közvetlenül segítők átlagbérének és közterheinek elismert összege 2 831 000 forint/számított létszám/év.

c) Az Nkt. 2. § (3) bekezdés *b)* pont *bd)* alpontja szerinti fenntartók köznevelési feladatot ellátó intézményeiben foglalkoztatott pedagógusok, valamint a nevelő és oktató munkát közvetlenül segítők átlagbére és közterhei elismert összege az *a)-b) és d)* pontban, valamint a 2. pont 2.1. alpontban meghatározottak 30%-a a köznevelést alapfeladatként végző, a társasági adóról és osztalékadóról szóló 1996. évi LXXXI. törvény hatálya alá tartozó gazdasági társaság – ide nem értve a nonprofit gazdasági társaságot –, továbbá a személyi jövedelemadóról szóló 1995. évi CXVII. törvény hatálya alá tartozó vállalkozó esetén.

d) Az iskolában, a kollégiumban, a gyógypedagógiai, a konduktív pedagógiai nevelési-oktatási, valamint a pedagógiai szakszolgálati intézményben az Nkt. 64. §-a szerinti előmeneteli rendszer keretén belül lebonyolított minősítési eljárás során 2018. január 1-jei hatállyal Pedagógus II., Mesterpedagógus vagy Kutatótanár fokozatú besorolással rendelkező pedagógusok, valamint Pedagógus II. fokozatba átsorolt pedagógus, és pedagógus szakképzettséggel rendelkező nevelő és oktató munkát közvetlenül segítők esetén a bérnövekmény és közterheinek elismert összege

– Pedagógus I. fokozatból Pedagógus II. fokozatba lépés és

= középfokú vagy alapfokozatú végzettség esetén 396 000 forint/fő/év,
= mesterfokozatú végzettség esetén 435 000 forint/fő/év,

– Mesterpedagógus, vagy Kutatótanár fokozatba lépés és

= középfokú vagy alapfokozatú végzettség esetén 1 448 000 forint/fő/év,
= mesterfokozatú végzettség esetén 1 594 000 forint/fő/év.

A támogatás a 2018. január 1-je és 2018. december 31-e között ténylegesen foglalkoztatott pedagógusok és a nevelő és oktató munkát közvetlenül segítők teljes munkaidőre átszámított, egy tizedesre kerekített éves átlaglétszáma alapján illeti meg a fenntartót a következők szerint:

da) A teljes összeg illeti meg a fenntartót azon pedagógusok után, akik a minősítést 2016. december 31-éig szerezték meg.

db) Az összeg 11 havi időarányos része illeti meg 2018. február hónaptól a fenntartót azon pedagógusok után, akik a minősítést a 2017. évben szerezték meg.

5. A finanszírozott pedagóguslétszám és a nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak létszámának megállapításához szükséges – az óvoda kivételével – a nevelési-oktatási intézménybe járó, valamint a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók létszámának meghatározása

a) A tanulólétszám meghatározásánál a nappali rendszerű iskolai oktatásban vagy a nappali oktatás munkarendje szerint oktatott tanulót, továbbá a fejlesztő nevelésben-oktatásban részt vevő tanulót egy tanulóként, az esti oktatás munkarendje szerint tanulók számát kettővel, a levelező oktatás munkarendje szerint tanulók számát öttel elosztva, a kollégiumban ellátott – a nappali rendszerű iskolai oktatásban, vagy a nappali oktatás munkarendje szerint oktatott – tanulót egy tanulóként kell figyelembe venni.

b) A pedagógiai szakszolgálati intézményben az ellátott gyermekek, tanulók létszámát az ellátott gyermekek, tanulók egy évre számított havonkénti átlaglétszámának éves összesített, tízzel elosztott becsült létszáma alapján kell meghatározni. A heti ellátotti létszám megállapításánál egy gyermek, tanuló csak egyszer vehető figyelembe tekintet nélkül arra, hogy a hét egy vagy több napján, egyéni vagy csoportos foglalkozás keretében biztosították számára a jogszabályban megállapított szakmai követelményeknek megfelelő ellátást. Új pedagógiai szakszolgálati intézmény esetén átlaglétszámként a becsült létszámot kell alapul venni.

c) Az alapfokú művészetoktatásban azt a tanulót lehet egy főként figyelembe venni, akinek a számára egy tanszak vonatkozásában legalább heti négy tanóra kerül megszervezésre. Azokat a tanulókat, akik számára heti kettő vagy három tanóra kerül megszervezésre, kettővel elosztva lehet figyelembe venni, más esetben a tanuló nem vehető figyelembe.

d) Az alapfokú művészetoktatás kivételével a nappali rendszerű iskolai oktatásban vagy a nappali munkarend (a továbbiakban: együtt: nappali oktatás) szerint oktatott enyhe értelmi fogyatékos, beszédfogyatékos vagy pszichés fejlődési zavarral küzdő sajátos nevelési igényű tanulót két főként, a mozgásszervi, érzékszervi, középsúlyos értelmi fogyatékos, autizmus spektrum zavarral küzdő vagy halmozottan fogyatékos tanulót három főként kell számításba venni, ha a nevelésük, oktatásuk a többi tanulóval együtt történik. Ha az óvodában, a nappali rendszerű iskolai oktatásban a sajátos nevelési igényű gyermek, tanuló számára az egészségügyi, pedagógiai célú habilitációs, rehabilitációs foglalkoztatást nem saját alkalmazottjával (vagy óraadó pedagógussal), hanem utazó gyógypedagógusi, utazó konduktori hálózat igénybevételével láttatja el az intézmény, az integráltan oktatott sajátos nevelési igényű gyermek, tanuló csak egy főként vehető figyelembe.

e) A gyermek- és tanulólétszám meghatározása feladatellátási helyenként egy tizedesre történik.

6. A finanszírozott pedagógus létszám meghatározása

A finanszírozott pedagóguslétszám meghatározásához az állam által fenntartott intézmény pedagógus-munkakörben foglalkoztatottjainak és az általa fenntartott iskolába, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézménybe felvett gyermekeknek, tanulóknak, továbbá kollégiumban elhelyezett tanulóknak, valamint a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók heti átlaglétszámának aránya köznevelési intézménytípusonként:

a) általános iskolában 11,8 fő tanulónként 1 fő pedagógus,

b) gimnáziumban – beleértve a hat és nyolc évfolyammal működő gimnáziumokat is – 12,5 fő tanulónként 1 fő pedagógus,

c) szakközépiskolában – beleértve a Köznevelési és Szakképzési Hídprogramot és az érettségire való felkészítő évfolyamokat is – 12 fő tanulónként 1 fő pedagógus,

d) szakgimnáziumban, nem szakképzési évfolyamon 12,4 fő tanulónként 1 fő pedagógus,

e) szakgimnáziumban, szakképzési évfolyamon 13,7 fő tanulónként 1 fő pedagógus,

f) alapfokú művészeti iskolában főtárgy szerinti egyéni foglalkozás keretében való részvétel esetében 19,9 fő tanulónként 1 fő pedagógus,

g) alapfokú művészeti iskolában főtárgy szerinti csoportos foglalkozás keretében való részvétel esetében 78,8 fő tanulónként 1 fő pedagógus,

h) művészeti szakgimnáziumban

ha) párhuzamos oktatásban részt vevő 6 fő tanulónként 1 fő pedagógus,

hb) szakképzési évfolyamon az Nkt. 27. § (9) bekezdése szerinti egyéni foglalkozás keretében részt vevő 3,5 fő tanulóként 1 pedagógus,

hc) szakképzési évfolyamon legalább 4 főből álló csoportos foglalkozás keretében részt vevő 8,5 fő tanulóként 1 fő pedagógus,

i) kollégiumban 18,5 fő tanulónként 1 fő pedagógus,

j) pedagógiai szakszolgálati intézményben

ja) logopédiai ellátás esetén 50,0 fő gyermek-, tanulólétszám alatt 1 fő pedagógus, további 50,0 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

jb) nevelési tanácsadás esetén 87,0 fő gyermek-, tanulólétszám alatt 1 fő pedagógus, további 87,0 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

jc) gyógytestnevelés esetén 50,0 fő gyermek-, tanulólétszám alatt 1 fő pedagógus, további 50,0 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

jd) szakértői bizottság esetén 180,0 fő gyermek-, tanulólétszám alatt 1 fő pedagógus, további 180,0 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

je) gyógypedagógiai tanácsadás, korai fejlesztés, oktatás és gondozás, és a fejlesztő nevelés együtt:

	A	B
1.	Gyermek-, illetve tanulólétszám (fő)	Pedagóguslétszám (fő)
2.	1,0-1,9	1
3.	2,0-10,9	2
4.	11,0-20,9	4
5.	21,0-50,9	5
6.	51,0-100,9	6
7.	100,9 felett	10

jf) továbbtanulási, pályaválasztási tanácsadás, konduktív pedagógiai ellátás, iskolapszichológiai, óvodapszichológiai ellátás, kiemelten tehetséges gyermekek, tanulók gondozása együtt:

	A	B
1.	Gyermek-, illetve tanulólétszám (fő)	Pedagóguslétszám (fő)
2.	1,0-100,9	2
3.	101,0-500,9	5
4.	501,0-1000,9	7

5.	1001,0-2000,9	9
6.	2000,9 felett	12

k) gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézmény

ka) óvodája esetében 4 fő gyermekként 1 fő pedagógus,

kb) általános iskolája esetében 3,7 fő tanulónként 1 fő pedagógus,

kc) középiskolája esetében 6,2 fő tanulónként 1 fő pedagógus,

kd) szakiskolája esetében 6 fő tanulónként 1 fő pedagógus, készségfejlesztő szakiskolája esetében 4 fő tanulónként 1 fő pedagógus,

ke) kollégiuma esetében 7,8 fő tanulónként 1 fő pedagógus,

l) fejlesztő nevelést-oktatást végző gyógypedagógiai, konduktív pedagógiai intézményben 3 fő tanulónként 1 fő pedagógus,

m) a kiegészítő nemzetiségi nevelés-oktatásban 21 fő tanulónként 1 fő pedagógus,

n) utazó gyógypedagógusi hálózat igénybevétele esetén a sajátos nevelési igényű gyermekek, tanulók egészségügyi, pedagógiai célú habilitációs, rehabilitációs foglalkoztatásának megtartására 39 ellátott gyermek- és tanulólétszám esetén 1 fő pedagógus

után igényelhető az átlagbéralapú támogatás.

Ha az *a)-e)* és *i)* pont szerinti köznevelési intézmény ellát nemzetiségi nevelési-oktatási feladatot, akkor a nemzetiségi nevelésben, oktatásban részt vevő tanulók tekintetében 8 fő tanulóként 1 fő pedagógust kell figyelembe venni.

A pedagóguslétszám meghatározása fenntartónként, a nevelési évi, tanévi október 1-jei gyermek-, illetve tanulólétszám (a költségvetési éven belül 8 és 4 havi létszám) alapján egy tizedesre történik.

II. A NEMZETISÉGI ÖNKORMÁNYZAT, AZ EGYHÁZI JOGI SZEMÉLY ÁLTAL FENNTARTOTT KÖZNEVELÉSI INTÉZMÉNYEK MŰKÖDÉSÉNEK TÁMOGATÁSA

1. A 40. § (1) bekezdés *b)* pontjában meghatározott támogatás fajlagos összege: 200 000 forint/gyermek, tanuló/év.

2. A gyermek-, illetve tanulólétszám meghatározásánál

a) óvoda esetén, ha az óvoda napi nyitvatartási ideje eléri, illetve meghaladja a nyolc órát a gyermeket egy főként, ha nem éri el a nyolc órát, de eléri a hat órát, a gyermeket létszámát kettővel elosztva,

b) kollégium és iskola esetén – az alapfokú művészetoktatás és a szakképző iskola kivételével – az I. pont 5. alpont *a)* pontban leírtak szerint,

c) pedagógiai szakszolgálati ellátás esetén a gyógypedagógiai tanácsadás, korai fejlesztés, oktatás és gondozásban, valamint a fejlesztő nevelésben részt vevőket az I. pont 5. alpont *b)* pontban leírtak szerint,

d) az integráltan oktatott sajátos nevelési igényű gyermeket, tanulót – a szakképző iskola kivételével – a nappali oktatásban egy főként,

kell figyelembe venni.

3. Az alapfokú művészetoktatásban részt vevő tanulót az átlagbéralapú támogatásnál számított tanulólétszámot öttel elosztva kell figyelembe venni.

4. A nemzetiségi önkormányzat óvoda, kollégium és iskola esetén kizárólag a nemzetiségi nevelésben, oktatásban vagy kiegészítő nemzetiségi oktatásban részt vevő gyermekeket, tanulókat veheti figyelembe.

5. A szakképző iskola tanulóját – figyelemmel a 2. *d)* pontban leírtakra –az átlagbéralapú támogatáshoz számított létszámmal kell figyelembe venni.

6. Ha az iskola büntetés-végrehajtási intézményben vagy javítóintézetben működik, a tanulók után e támogatásra a fenntartó nem jogosult.

7. A működési támogatás megállapításakor a nevelési-oktatási intézmény esetében a nevelési évi, tanévi október 1-jei gyermek-, illetve tanulólétszámot (a költségvetési éven belül 8 és 4 havi létszám) egy tizedesre kerekítve kell kiszámítani.

III. A KÖZNEVELÉSI FELADATOT ELLÁTÓ INTÉZMÉNYT FENNTARTÓ SZERVEZETEK TANKÖNYVTÁMOGATÁSA

1. A 40. § (1) bekezdés *c)* pontjában meghatározott fenntartó

a) az Nkt. szerinti ingyenes tankönyvek biztosítása érdekében a nappali rendszerű iskola, a nappali rendszerű nemzetiségi és gyógypedagógiai, konduktív pedagógiai feladatot ellátó iskola

aa) első-negyedik évfolyamán 2018. október 1-jén tanulói jogviszonyban álló tanulók létszáma alapján 9 000 forint/fő/év,

ab) ötödik, hatodik és nyolcadik évfolyamán 2018. október-1-jén tanulói jogviszonyban álló tanulók létszáma alapján 12 000 forint/fő/év,

ac) hetedik évfolyamán 2018. október 1-jén tanulói jogviszonyban álló tanulók létszáma alapján 15 000 forint/fő/év,

ad) kilencedik évfolyamán 2018. október 1-jén tanulói jogviszonyban álló tanulók létszáma alapján 20 000 forint/fő/év,

b) az *a)* pont szerinti tanulók kivételével, a középfokú iskolával, nemzetiségi és gyógypedagógiai, konduktív pedagógiai feladatot ellátó iskolával tanulói jogviszonyban álló nappali rendszerű iskolai oktatásban és jogszabályban meghatározott normatív kedvezményekben részesülő tanulók 2018. október 1-jei létszáma alapján 12 000 forint/fő/év

összegű tankönyvtámogatásra jogosult.

2. A tankönyvtámogatásokkal összefüggésben egy tanulót csak egy jogcímen lehet figyelembe venni.

3. A tankönyvtámogatásokat az oktatásért felelős miniszter utalványozása alapján 2018. augusztus 25-éig folyósítja a kincstár.

IV. A BEVETT EGYHÁZ ÁLTAL AZ ÁLLAMI ISKOLÁBAN SZERVEZETT HIT- ÉS ERKÖLCSTANOKTATÁSHOZ KAPCSOLÓDÓ TÁMOGATÁS

1. A 40. § (1) bekezdés *d)* pont *da)* alpontjában meghatározott tankönyvtámogatást a bevett egyház a hit- és erkölcstanoktatásban részt vevő tanulók után veheti igénybe, ha ahhoz olyan tankönyvet alkalmaz, amely a hivatalos tankönyvjegyzéken szerepel.

2. A tankönyvtámogatás fajlagos összege

a) az 1-4. évfolyamon 980 forint/tanuló,
b) az 5-8. évfolyamon 1 270 forint/tanuló,
c) a hat évfolyammal működő gimnáziumokban a 7-8. évfolyamon 1 580 forint/tanuló.

A támogatást az oktatásért felelős miniszter utalványozása alapján 2018. augusztus 25-éig folyósítja a kincstár.

3. A 40. § (1) bekezdés *d)* pont *db)* alpontjában meghatározott támogatás szempontjából elismert számított pedagóguslétszámot egy tizedesre kell megállapítani a hit- és erkölcstanoktatásban részt vevő tanulók 8 fős csoportja után heti 24 teljesített tanórával számolva. A tanulók számának meghatározása a tanévi október 1-jei tanulólétszámok (a költségvetési éven belül 8 és 4 havi létszám) alapján történik.

4. A támogatás összege 347 000 forint/hónap, amely a főiskolai végzettségű Pedagógus I. kategóriába sorolt pedagógus bruttó átlagbérének és járulékának megfelelő összeg.

5. A támogatások kizárólag a IV. pont alatt meghatározott feladatokra használhatók fel.

V. AZ INTÉZMÉNYI GYERMEKÉTKEZTETÉSI TÁMOGATÁS ÉS A KIEGÉSZÍTŐ GYERMEKÉTKEZTETÉSI TÁMOGATÁS AZ ÓVODAI ELLÁTÁSBAN RÉSZESÜLŐ GYERMEKEK INGYENES ÉTKEZTETÉSÉHEZ

1. A nevelési-oktatási intézmény fenntartóját kötött felhasználású támogatás illeti meg a 2. melléklet III. 5. pont *a)* alpont alapján.

2. A fenntartót további kiegészítő támogatás illeti meg az óvodai ellátásban részesülő, a Gyvt. 21/B. § (1) bekezdés szerint a gyermekétkeztetést ingyenesen igénybe vevő gyermekek után.

A kiegészítő támogatás fajlagos összege 28 400 forint/fő/év.

VI. KIEGÉSZÍTŐ SZABÁLYOK

1. Az átlagbéralapú támogatás a személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulék és szociális hozzájárulási adó kifizetéséhez, a dologi kiadások, az ellátottak pénzbeli juttatásai és egyéb működési célú kiadások, valamint felújítási kiadások finanszírozására használható fel a felújítási hitel felvétele és törlesztése kivételével. Az átlagbéralapú támogatás azon megbízási jogviszonyban foglalkoztatott pedagógus végzettségű személyek, valamint nevelő és oktató munkát közvetlenül segítő alkalmazottak megbízási díjára használható fel – az Nkt. 22. § (2) bekezdésében, szakképző iskolák esetében a szakképzésről szóló 2011. évi CLXXXVII. törvény (a továbbiakban: szakképzésről szóló törvény) 30. § (5) bekezdésében meghatározott

alkalmazotti arány mértékéig –, akik megfelelnek a nemzeti köznevelésről szóló törvény végrehajtásáról szóló 229/2012. (VIII. 28.) Korm. rendelet 37/B. § (2) bekezdés ad) pontjában leírt feltételeknek.

2. A fenntartó – a IV. pont 4. alpont szerinti támogatás kivételével – az átlagbéralapú támogatásokat – azok folyósítását követő 15 napon belül – az általa fenntartott nevelési-oktatási, pedagógiai szakszolgálati intézménynek átadja úgy, hogy az általa fenntartott valamennyi nevelési-oktatási-, pedagógiai szakszolgálati intézmény folyamatos működését biztosítsa. Az átadási kötelezettséget csökkenti a nevelési-oktatási, valamint pedagógiai szakszolgálati intézménynek már megelőlegezett, átadott összeg.

3. A tankönyvtámogatás – ide nem értve a IV. pont 2. alpont szerinti támogatást – teljes összegét át kell adni annak az iskolának, amelyre a támogatást megállapították. E támogatásból elsősorban az Nkt. 46. § (5) bekezdése és a nemzeti köznevelés tankönyvellátásáról szóló 2013. évi CCXXXII. törvény 4. § (2) bekezdés szerinti normatív kedvezményben részesülők számára ingyenesen biztosított tankönyvek beszerzését kell biztosítani. A fennmaradó összeg a nevelési-oktatási intézményben működő könyvtári állomány gyarapítására fordítható, a fel nem használt összeget a központi költségvetés számára a kincstár útján vissza kell fizetni.

4. A támogatásokat, a működési támogatás kivételével, a folyósítás évében kell felhasználni. A tárgyévet követő év január 31-ig fel nem használt – pénzügyileg nem teljesült – vagy nem jogszerű kifizetésre fordított összeget, vissza kell fizetni. A nemzetiségi önkormányzat és az egyházi jogi személy a II. pont szerinti működési támogatást köteles elkülönítetten nyilvántartani és a támogatás teljes összegét a köznevelési feladatot ellátó intézményei, illetve azok köznevelési feladatainak támogatására fordítani.

5. Az átlagbéralapú támogatás és a működési támogatás az iskolai rendszerű szakképzésben részt vevő tanulók után tanévenként a tanuló szakképző iskolai képzőhelyen – közismereti, szakmai elméleti és szakmai gyakorlati képzésben – töltött kötelező óraszáma alapján számított létszám alapján igényelhető. A szakmai gyakorlati képzésben tanulószerződés alapján részt vevő tanulók a közismereti és a szakmai elméleti oktatás kötelező óraszámának arányában vehetők figyelembe. A számított létszám meghatározásához alkalmazott arányok megállapítása során a tanévre figyelembe vett tanulói összes kötelező óraszámba be kell számítani az összefüggő szakmai gyakorlat időtartamát is. Ha az előbbiek szerint számítható létszám nem egész szám, a fenntartónként összesített mutatószám meghatározásánál a kerekítés általános szabályait kell alkalmazni.

6. Ha a szakmai gyakorlati képzést együttműködési megállapodás alapján részben vagy egészben folytató szervezet nem szakképzési hozzájárulásra kötelezett, a szakképző iskola fenntartója a gyakorlati képzés együttműködési megállapodás alapján járó időarányos részére az iskolai tanműhelyben folyó gyakorlati képzés finanszírozási feltételei szerint jogosult támogatásra.

7. A támogatások igénybevétele és elszámolása a köznevelési statisztikai adatokra és az azt megalapozó tanügyi okmányokra, vagy a támogatást megalapozó egyéb okmányokra, analitikus nyilvántartásokra épül. Az igénylésnél és annak elbírálása során figyelembe kell venni az Nkt., a szakképzésről szóló törvény, valamint ezek végrehajtási rendeleteiben foglalt előírásokat. Nem korlátozzák az igénybevételt az Nkt.-nak a maximális csoport- vagy osztálylétszám betartására vonatkozó követelményei.

8. A támogatás igénylésénél a gyermek, tanuló akkor vehető figyelembe sajátos nevelési igényű gyermekként, tanulóként, ha a köznevelési intézmény alapító okirata, jogerős

működési engedélye meghatározza az Nkt. 4. § 25. pontja szerinti fogyatékosság típusát is, és a szakvélemény szerint kerül sor a gyermek, tanuló nevelésére, oktatására. Továbbá október 1-jén jogviszonyban álló gyermek, tanuló közül figyelembe vehető az a sajátos nevelési igényű gyermek, tanuló is, akiről a tárgyévet megelőző évben október 1-je és december 31-e között került kiállításra a szakvélemény, és az e pontban foglalt további feltételek megvalósulnak.

9. Nem igényelhető támogatás olyan gyermek, tanuló után, aki

a) tandíjfizetésre kötelezett,

b) szülői vagy saját kérésre magántanuló,

c) a felnőttoktatásban más sajátos munkarend szerint tanul,

d) a szakképzésről szóló törvény 29. §-a alapján az iskolai rendszerű szakképzésben való ingyenes részvételre nem jogosult,

e) vendégtanulói jogviszonyban áll, kivéve ha e törvény másképp nem rendelkezik,

f) az óvodai, a tanulói jogviszonyát szünetelteti,

g) externátusi ellátásban részesül az externátusi ellátásra tekintettel,

h) külföldi állampolgár és nem tartozik az Nkt. 92. § (1)-(6) bekezdés hatálya alá.

10. Gyógypedagógiai nevelési-oktatási intézmény óvodája esetén nem igényelhető támogatás olyan gyermek után, akinek a jegyző vagy a fenntartó felmentést adott a kötelező óvodai nevelésben való részvétel alól.

11. A gyermek, tanuló akkor vehető figyelembe a nemzetiségi nevelésben, oktatásban, ha

a) a nemzetiségi nevelési-oktatási intézmény működési engedélye tartalmazza a nemzetiségi feladatok ellátását, és annak formáját,

b) az óvoda, iskola a nemzetiségi óvodai nevelést, nemzetiségi iskolai nevelést-oktatást a nemzetiségi óvodai nevelésének irányelve és a nemzetiség iskolai oktatásának irányelve kiadásáról szóló 17/2013. (III. 1.) EMMI rendelet (a továbbiakban: nemzetiségi irányelv), továbbá a nemzetiségi nyelv és irodalom, valamint a nemzetiségi népismeret kerettantervei figyelembevételével elkészített pedagógiai program alapján szervezi meg,

ba) a nemzetiségi óvodai nevelésben és iskolai oktatásban a gyermek szülője, törvényes képviselője (a továbbiakban együtt: szülő) korlátozottan cselekvőképes tanuló esetén a tanulónak és szülőjének a beiratkozáskor írásban benyújtott kérelme, nyilatkozata alapján vesz részt és

bb) a nemzetiségi nyelvek oktatására fordított heti kötelező tanórák megtartása a nemzetiségi irányelvben foglaltaknak megfelelően történik,

c) az óvoda, az iskola olyan településen működik, ahol nem jött létre települési és területi nemzetiségi önkormányzat, nincsen nemzetiségi szószóló és a fenntartó beszerezte az országos nemzetiségi önkormányzat nyilatkozatát, amely szerint a nevelési-oktatási intézmény nemzetiségi feladatot lát el.

12. A kiegészítő nemzetiségi oktatás keretében a vendégtanuló akkor vehető figyelembe egy főként, ha

a) a 11. pontban foglalt feltételek teljesülnek,

b) vendégtanulóként az oktatását külön osztályban vagy az országos nemzetiségi önkormányzat által fenntartott intézményben szervezik meg és

c) nappali rendszerű iskolai oktatásban rendelkezik tanulói jogviszonnyal.

A felnőttoktatásban a tanulói jogviszony fennállásakor a tanuló abban a tanévben vehető utoljára figyelembe vendégtanulóként, amelyben tankötelezettsége fennáll vagy életkora alapján nappali rendszerű iskolai oktatásban is részt vehetne. A sajátos munkarendben létesített tanulói jogviszony esetében a tanuló nem vehető figyelembe vendégtanulóként.

13. A nevelési-oktatási és pedagógiai szakszolgálati intézménynek a tanügyi nyilvántartásaival – beleértve a nyilatkozatokat, határozatokat is – kell igazolnia, hogy a gyermeket, tanulót felvette és biztosította részére az előírt szolgáltatások igénybevételét.

14. Ha a tanulónak térítési díjat kell fizetnie, az átlagbéralapú támogatás és a működési támogatás megállapításánál és az arról történő elszámolásnál a tanuló akkor vehető figyelembe, ha az iskola, a kollégium előírta és beszedte azt, függetlenül attól, hogy az adott köznevelési intézmény, valamint fenntartója az állami feladatellátásban részt vesz vagy sem. A térítési díj nem lehet kevesebb, mint a külön jogszabályban meghatározott alsó határ. Ha a tanuló a térítési díj-fizetési kötelezettség mellett igénybe vehető oktatást jogszabály rendelkezése alapján ingyenesen veheti igénybe, ezt a tényt fel kell tüntetni a törzslapján, megjelölve a döntés alapjául szolgáló jogszabályt, továbbá nyilván kell tartania a nevelési-oktatási intézménynek az ehhez és egyéb kedvezmények igazolásához szükséges dokumentumokat. Ebben az esetben az átlagbéralapú támogatás megállapításakor a tanulót figyelembe lehet venni. Az igénylési létszámba nem számítható be az a gyermek, tanuló, akinek a nevelési-oktatási intézmény a külön jogszabályban meghatározott térítési díj maximális mértékénél magasabb fizetési kötelezettséget ír elő.

15. Ha az alapfokú művészeti iskola nem vesz részt a kötelező feladatellátásban, a tanuló a támogatás megállapításánál akkor vehető figyelembe, ha a szolgáltatás igénybevételét fizetési kötelezettséghez kötötték, azt beszedték, valamint a fizetés mértéke eléri legalább az állami alapfokú művészeti iskolára vonatkozó jogszabályban meghatározott térítési díj összegének alsó határát. Ezen szabályt a 2017/2018. tanévben az alapfokú művészeti iskola előképző és az alapfokú évfolyamok első évfolyamain, azt követő tanévekben pedig felmenő rendszerben kell alkalmazni.

16. Az alapfokú művészetoktatási feladatot ellátó egységes iskola – beleértve a magyar Waldorf-iskolák kerettanterve alapján oktató nevelési-oktatási intézményeket – 1-12. évfolyamos tanulóinak létszámát az alapfokú művészetoktatási támogatás igénybevételéhez a finanszírozott pedagóguslétszám számításakor hárommal elosztva lehet figyelembe venni. A Waldorf-iskolák 13. évfolyamos tanulói után nem igényelhető átlagbéralapú és működési támogatás.

17. Óvoda esetén alkalmazni kell az I. pont 4. alpont *c)* pontjában, I. pont 5. alpont d) pontjában, valamint a Kiegészítő szabályok 1-2., 4., 7-9., 11., 13., 19-21., 23-24., alpontban és a 25. alpont *a)* pontjában foglaltakat.

18. A gyógypedagógiai nevelési-oktatási intézmény óvodája esetén a gyermekek létszámának meghatározásakor az Nkt. 47. § (7) bekezdésében foglaltak kivételével alkalmazni kell a 2. melléklet II. pont 1. alpont a) pontjában leírtakat.

19. Az I. pont 4. alpont *d)* pont, valamint a 2. *melléklet* II. pont 4. alpont szerinti támogatás megállapításához az alkalmazottak és az óraadók személyes adatait tartalmazó köznevelés információs rendszer személyi nyilvántartása alapján számított éves átlaglétszámot kell érteni.

A Magyar Államkincstár fenntartó székhelye szerinti illetékes igazgatósága, ha e törvény másképp nem rendelkezik a támogatásban részesülő fenntartók számára havi ütemezésben

– jogszabályban meghatározott fenntartói változásjelentéssel érintett utalásig e törvény alapján – folyósítja a támogatást.

20. Az I. pont 4. alpont *d)* pont és a 2. *melléklet* II. pont 4. alpont szerinti támogatás megállapításánál a magasabb fizetési fokozatba besorolt pedagógus és pedagógus szakképzettséggel rendelkező nevelő és oktató munkát közvetlenül segítő alkalmazotti létszámot a közalkalmazotti jogviszonyban vagy munkaviszonyban foglalkoztatottak teljes munkaidőre átszámított létszáma szerint kell figyelembe venni.

21. A pedagógus szakképzettséggel rendelkező, a nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak számított létszámán azok teljes munkaidőre átszámított létszámát kell érteni, továbbá, ha munkakörük több köznevelési alapfeladat ellátásához is kapcsolódik, az I. pont 4. alpont *a)* pontjai közül azon jogcímen kell őket figyelembe venni, ahol a legmagasabb az intézményben nevelt, oktatott gyermekek, tanulók létszáma.

22. Az I. pont 4. alpont *a)* és *b)* pontjában rögzített támogatás szempontjából nevelő ésoktató munkát közvetlenül segítő munkakörben foglalkoztatottaknak a pedagógusok előmeneteli rendszeréről és a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény köznevelési intézményekben történő végrehajtásáról szóló 326/2013. (VIII. 30.) Korm. rendelet 4. *melléklete* szerint elismerhető létszáma vehető figyelembe, de legfeljebb

- a 2018. év első nyolc hónapjában a 2018. január 1-jén ténylegesen foglalkoztatott nevelő és oktató munkát közvetlenül segítők átlagos létszáma,
- a 2018. utolsó négy hónapjában az erre az időszakra becsült nevelő és oktató munkát közvetlenül segítők átlagos létszáma,

egy tizedesre kerekítve. Az év végi elszámolás mindkét tanév tekintetében a 2018. évben havonta, ténylegesen foglalkoztatott nevelő és oktató munkát közvetlenül segítők teljes munkaidőre átszámított és egy tizedesre kerekített átlagos létszáma alapján történik.

23. Az V. pont 2. alpontjában meghatározott kiegészítő támogatás igénylésekor és elszámolásakor a 2. melléklet, Kiegészítő szabályok 5. pont *m)* alpontjában foglaltakat kell alkalmazni azzal, hogy a 2018. január 1-je és december 31-e között az ingyenesen étkezők naponként összesített létszámát el kell osztani 220 nappal.

24. Az V. pont szerinti támogatásokat elsősorban a gyermekek, tanulók étkeztetési kiadásaira kell fordítani, a fennmaradó összeg a gyermekétkeztetés megszervezésével összefüggő és igazolható működési és felhalmozási kiadásokra számolható el. A kincstár az ellenőrzésekor az étkeztetésben részt vevők számára a Gyvt. szerint meghatározott térítési díjból származó elvárt bevételek éves összegével csökkentett kiadások vizsgálatával állapítja meg a támogatás felhasználásának jogszerűségét.

25. Elszámolási szabályok:

a) A támogatások a tényleges gyermek-, tanulólétszám szerinti elszámolására a költségvetési évet követő év március 31-éig kormányrendeletben meghatározott módon kerül sor.

b) A 40. § (1) bekezdés *a)*-*b)* és *e)* pontja szerinti támogatás összesített egyenlegének rendezésére a központi költségvetés végrehajtásáról szóló törvényben kerül sor akként, hogy

ba) az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézményekben és pedagógiai szakszolgálati intézményekben kimutatott – a gyermek- és tanulóétkeztetést is figyelembe vevő – éves összesített működési és felújítási kiadást, valamint a fenntartók működtetéssel és intézményfenntartással kapcsolatos kiadásait csökkenteni kell

baa) az Áht. 6. § (3) bekezdés *b)-d)* pontja szerinti állami és települési önkormányzati, a kötelező köznevelési közszolgálati feladattal összefüggésben realizált bevételekkel és

bab) az olyan költségvetési támogatás összegével, amelyhez a nemzetiségi önkormányzat és az egyházi jogi személy az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézménnyel, pedagógiai szakszolgálati intézménnyel azonos feltételek mellett hozzájuthat és

bb) a *ba)* alpontban meghatározott számítás eredményének – az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézménybe vagy pedagógiai szakszolgálati intézménybe járó – egy gyermekre, tanulóra jutó összegéből az *a)* pont szerinti elszámolást is figyelembe véve le kell vonni a kifizetett támogatások egy gyermekre, tanulóra jutó együttes összegét.

8. melléklet a 2017. évi C. törvényhez

Egyes a személyes gondoskodást nyújtó szociális, gyermekvédelmi közfeladatot ellátó intézmény fenntartóját megillető támogatások

I. A központi költségvetés a nem állami szociális fenntartónak a következő támogatásokat biztosítja: Szakmai dolgozók átlagbére alapján számított béralapú támogatása

SZAKMAI DOLGOZÓK ÁTLAGBÉRÉNEK ELISMERT ÖSSZEGE: 2 606 040 Ft/év/foglalkoztatott

A központi költségvetés a Kjt., valamint a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvénynek a szociális, valamint a gyermekjóléti és gyermekvédelmi ágazatban történő végrehajtásáról szóló 257/2000. (XII. 26.) Korm. rendelet (a továbbiakban: Kjtvhr.), továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú feladathoz kötött támogatást biztosít a bentlakást nyújtó szociális – kivéve hajléktalanok átmeneti intézményei – és gyermekvédelmi szakellátási intézmény nem állami fenntartói részére. Az átlagbéralapú támogatás a fenntartók által fenntartott intézményben foglalkoztatott munkatársak béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adójához jár, és az intézmény működésével összefüggésben használható fel.

A támogatás éves összegének meghatározása

a) Az intézményekben ellátottak számának meghatározása

A nem állami szociális fenntartó jogszabályban meghatározottak szerinti igénylés keretében adatot szolgáltat az általa fenntartott intézmények ellátotti létszámáról, amely nem lehet több éves szinten a szolgáltatói nyilvántartásban szereplő létszám – amennyiben a befogadott férőhelyszám alacsonyabb, akkor a befogadott létszám – 100%-ánál. Az ellátottak számának meghatározása során a tervezéskor az intézményben ellátottak éves becsült gondozási napjainak számát 365-tel kell osztani, az elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok számát 365-tel kell osztani.

b) A számított szakmai munkatárs létszám meghatározása

$Gsz = L_1/4$

ahol:

Gsz = 2018. évre számított szakmai munkatársak létszáma két tizedesre kerekítve,

L_1 = adott évre az *a)* alpont szerinti összes ellátotti létszám.

c) A szolgáltatásokhoz kapcsolódó támogatás éves összegének (T) meghatározása

$T = Gsz*Ksz_1*2\ 606\ 040$

ahol:

Ksz_l = az alábbi táblázat szerinti szolgáltatás biztosításához kapcsolódó korrekciós szorzószám, szolgáltatásonként.

d) A nevelőszülői ellátás támogatása

T = (Nsz*Nszad) + (Gsz*Ksz_l*2 606 040)

ahol:

tervezésnél:

Nsz = nevelőszülők becsült létszáma, amely nem lehet több a szolgáltatói nyilvántartásban szereplő létszámnál

NSzad = a Gyvt. 66/H. § (3) bekezdése szerint a nevelőszülői foglalkoztatási jogviszonnyal kapcsolatban megállapított kötelező minimális alapdíj harmincad részének szociális hozzájárulási adóval számított összege* 365 nap

elszámolásnál:

Nsz = nevelőszülők éves átlagos létszáma, amely nem lehet több a szolgáltatói nyilvántartásban szereplő létszámnál

NSzad = a Gyvt. 66/H. § (3) bekezdése szerint a nevelőszülői foglalkoztatási jogviszonnyal kapcsolatban megállapított kötelező minimális alapdíj harmincad részének szociális hozzájárulási adóval számított összege * a nevelőszülői foglalkoztatási jogviszonyban töltött napok számával, legfeljebb 365 nap

ahol:

a nevelőszülői foglalkoztatási jogviszonyban töltött napok száma: az összes nevelőszülői foglalkoztatási jogviszonyban töltött napok száma osztva az átlagos nevelőszülői létszámmal

	A	B	C	D	E
1	**Főtípus**	**Típus**	**Altípus**	**Szorzó szám (Ksz_l)**	**Kiegészítő rendelkezések**
2	Szociális [Szoctv. 57. § (2) bekezdés, a hajléktalanok átmeneti intézményei kivételével]	ápolást, gondozást igénylő ellátás	idősek otthona (átlagos ellátás)	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek idősek otthonát a Szoctv.-ben szabályozott módon tartanak fenn.
3			idősek otthona (demens ellátás)	1,18	A támogatást igénybe vehetik azok a fenntartók, amelyek a Szoctv.-ben szabályozott módon a Kormány által kijelölt szerv, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demenciacentrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek ellátását biztosítják. Az e pont szerinti támogatás vehető igénybe az idősek Szoctv. 57. § (2) bekezdése szerinti tartós bentlakásos intézményében és az emelt színvonalú férőhelyen ellátott, a Kormány által kijelölt szerv, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demenciacentrum, vagy pszichiáter, neurológus, geriáter

					szakorvos demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek után is.
4			idősek otthona (emelt szintű ellátás)	0,19	A támogatás az idősek otthonaiban a 2007. december 31-én hatályos Szoctv. 117/B. §-a alapján emelt színvonalú körülményeket és szolgáltatásokat biztosító, 2007. december 31-én a működési engedélyben meghatározott férőhelyen gondozott – a 3. altípus szerint súlyos demens betegnek nem minősülő – ellátottak után illeti meg a fenntartót.
5			pszichiátriai betegek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek a pszichiátriai betegek otthonát, intézményenként legalább 10 férőhellyel tartják fenn.
6			szenvedélybetegek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek a szenvedélybetegek otthonát, intézményenként legalább 10 férőhellyel tartják fenn.
7			fogyatékos személyek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) ápoló-gondozó otthonát intézményenként legalább 10 férőhellyel tartják fenn.
8			hajléktalanok otthona	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalanok otthonát tartanak fenn.
9		rehabilitációs intézmény	pszichiátriai betegek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek pszichiátriai betegek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
10			szenvedélybetegek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek szenvedélybetegek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
11			fogyatékos személyek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek fogyatékos személyek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
12			hajléktalan személyek rehabilitációs intézménye	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalan személyek rehabilitációs intézményét tartanak fenn.
13		lakóotthonok	fogyatékos személyek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő fogyatékosok rehabilitációs célú lakóotthonát üzemeltetnek.
14			fogyatékos személyek ápoló-gondozó célú lakóotthona	1,27	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő ápoló-gondozó célú lakóotthont üzemeltetnek.
15			fogyatékos személyek ápoló-gondozó célú lakóotthona (autista személy ellátása)	1,50	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő ápoló-gondozó célú lakóotthont üzemeltetnek és autista diagnózisú személyt látnak el.
16			pszichiátriai betegek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő pszichiátriai betegek rehabilitációs célú lakóotthonát üzemeltetnek.
17			szenvedélybetegek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő szenvedélybetegek rehabilitációs célú lakóotthonát üzemeltetnek.

18		átmeneti elhelyezést nyújtó intézmények	időskorúak gondozóháza	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon időskorúak gondozóházát tartanak fenn.
19			fogyatékos személyek gondozóháza	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon fogyatékos személyek gondozóházát tartanak fenn.
20			pszichiátriai betegek átmeneti otthona	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon pszichiátriai betegek átmeneti otthonát tartanak fenn.
21			szenvedélybetegek átmeneti otthona	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon szenvedélybetegek átmeneti otthonát tartanak fenn.
22		támogatott lakhatás	támogatott lakhatás fogyatékos személyek részére	1,35	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást fogyatékos személyek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. 3. d)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
23			támogatott lakhatás pszichiátriai betegek részére	0,96	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást pszichiátriai betegek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. 3. d)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
24			támogatott lakhatás szenvedélybetegek részére	0,96	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást szenvedélybetegek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. 3. d)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
25	Gyermekvédelem [Gyvt. 15. § (3) bekezdés a) és b) pontja]	otthont nyújtó ellátás	nevelőszülőnél biztosított otthont nyújtó ellátás	1,31	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe, azok után a – gyámhatósági határozattal nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 3-17 éves gyermekek után, akik nevelőszülőnél kerültek elhelyezésre és nem minősítették őket különleges vagy speciális ellátási szükségletűnek.
26			nevelőszülőnél biztosított gyermekvédelmi különleges ellátás	1,57	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe a) az ideiglenes hatállyal elhelyezett, a Gyvt. 53. § (2) bekezdés a) pont ab) alpontja szerinti 0-3 éves életkorú különleges szükségletű gyermekek, b) az ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján különleges szükségletű gyermekek, c) a gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés a) pont aa) alpontja szerinti különleges szükségletű gyermekek után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre. A nevelőszülőnél biztosított különleges ellátás támogatására való jogosultság megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakmai véleménye nem szükséges.
27			nevelőszülőnél biztosított gyermekvédelmi speciális ellátás	1,63	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe a) az ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján speciális szükségletű gyermekek, b) a gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés b) pontja szerinti speciális szükségletű gyermekek

					után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre.
28			nevelőszülőnél együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,63	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe a) az ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján kettős szükségletű gyermekek, b) gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés c) pontja szerinti kettős szükségletű gyermekek után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre.
29			gyermekotthonban biztosított otthont nyújtó ellátás	1,33	A támogatást a gyermekvédelmi szakellátást nyújtó fenntartó veheti igénybe, azokra a – gyámhatósági határozattal nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 3-17 éves gyermekekre, akik az általa fenntartott gyermekotthonban, lakásotthonban kerültek elhelyezésre és nem minősítették őket különleges vagy speciális szükségletűnek.
30			lakásotthonban biztosított otthont nyújtó ellátás	1,33	
31			különleges gyermekotthonban, gyermekotthonban biztosított gyermekvédelmi különleges ellátás	1,50	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: – ideiglenes hatállyal elhelyezett a Gyvt. 53. § (2) bekezdés a) pont ab) alpontja szerinti 0-3 éves életkorú különleges szükségletű gyermekek, – ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján különleges szükségletű gyermekek, – nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés a) pont aa) alpontja szerinti különleges szükségletű gyermekek után veheti igénybe. A támogatás igénybevételének megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakmai véleménye nem szükséges.
32			különleges lakásotthonban, lakásotthonban biztosított gyermekvédelmi különleges ellátás	1,50	
33			szociális törvény hatálya alá tartozó intézményben biztosított különleges gyermekvédelmi ellátás	1,50	
34			speciális gyermekotthonban, gyermekotthonban biztosított gyermekvédelmi speciális ellátás	1,55	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: – ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján speciális szükségletű gyermekek, – nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés b) pontja szerinti speciális szükségletű gyermekek után veheti igénybe.
35			speciális lakásotthonban, lakásotthonban biztosított gyermekvédelmi speciális ellátás	1,55	
36			szociális törvény hatálya alá tartozó intézményben biztosított gyermekvédelmi speciális ellátás	1,55	
37			gyermekotthonban együttesen biztosított gyermekvédelmi különleges és speciális	1,55	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: a) ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság

			ellátás		szakmai véleménye és a gyámhivatal határozata alapján kettős szükségletű gyermekek, b) gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés c) pontja szerinti kettős szükségletű gyermekek után veheti igénybe.
38			lakásotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
39			különleges gyermekotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
40			különleges lakásotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
41			speciális gyermekotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
42			speciális lakásotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
43			szociális törvény hatálya alá tartózó intézményben együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
44		utógondozói ellátás	Gyvt. 93. § (1) bekezdés a)-c) pontja alapján nevelőszülőnél biztosított utógondozói ellátás	1,31	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés a)-c) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18-25 éves korú fiatal felnőtt után, ha a fiatal felnőttet a gyámhivatal nevelőszülőnél helyezte el.
45			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján utógondozó otthonban, utógondozó lakásotthonban biztosított utógondozói ellátás	1,10	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés b) vagy c) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18-25 éves korú fiatal felnőtt után.
46			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján gyermekotthonban, lakásotthonban biztosított	1,10	

			utógondozói ellátás		
47			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján különleges és speciális gyermekotthonban, különleges és speciális lakásotthonban biztosított utógondozói ellátás	1,10	
48			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján külső férőhelyen biztosított utógondozói ellátás	1,15	
49			Gyvt. 93. § (1) bekezdés a) pontja alapján biztosított utógondozói ellátás gyermekotthonban/lakásotthonban, különleges gyermekotthonban/ lakásotthonban, speciális gyermekotthonban/ lakásotthonban, utógondozó otthonban, külső férőhelyen	0,88	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés a) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesülő 18-22 éves korú, fiatal felnőtt után.
50			Gyvt. 45. § (6) bekezdése alapján az utógondozói ellátásban részesülő szülő kérelemére átmeneti gondozásban részesülő gyermekek	1,33	A támogatást azok a fenntartók vehetik igénybe, amelyek az átmeneti gondozást a Gyvt. 45. § (6) bekezdése alapján az utógondozói ellátásban részesülő szülő kérelemére gyermeke számára biztosítják.
51	Gyermek-védelem [Gyvt. 15. § (2) bekezdés c) pontja]	gyermekek átmeneti gondozása	helyettes szülőnél biztosított átmeneti ellátás	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon átmeneti gondozás biztosítására helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására a szolgáltatói nyilvántartásba történő bejegyzés, illetve működési engedély alapján jogosultak, illetve a jogszabályban meghatározottak szerinti önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján. A támogatás ebben az esetben a helyettes szülői ellátással kapcsolatos költségekre fordítható.
52			gyermekek átmeneti otthonában biztosított átmeneti ellátás	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon gyermekek átmeneti gondozását biztosító intézményt tartanak fenn.
53			családok átmeneti otthonában biztosított átmeneti ellátás	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon családok átmeneti gondozását biztosító intézményt tartanak fenn.
54			családok átmeneti otthonában külső férőhelyén biztosított átmeneti ellátás	0,7	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon családok átmeneti otthona külső férőhelyén biztosítanak ellátást.

II. A központi költségvetés a nem állami fenntartónak a következő támogatásokat biztosítja: A gyermekvédelmi szakellátási intézményekben pedagógus-munkakörben foglalkoztatottak kiegészítő béralapú támogatása

A) GYERMEKVÉDELMI SZAKELLÁTÁSI INTÉZMÉNYBEN PEDAGÓGUS-MUNKAKÖRBEN FOGLALKOZTATOTTAK ÁTLAGBÉRÉNEK ELISMERT KIEGÉSZÍTŐ TÁMOGATÁSA: 1 939 490 /év/foglalkoztatott

A központi költségvetés elismert átlagbéralapú feladathoz kötött kiegészítő támogatást biztosít a pedagógus-munkakörben foglalkoztatottak után a gyermekvédelmi szakellátási intézmény nem állami fenntartói részére. A kiegészítő támogatás a fenntartók által fenntartott intézményben pedagógus-munkakörben foglalkoztatott munkatársak béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adójához jár, és az intézmény működésével összefüggésben használható fel.

a) A gyermekvédelmi szakellátási intézményekben pedagógus-munkakörben foglalkoztatottak elismert létszámának meghatározása

$Gypl = L_2/4 * Ksz_2$

ahol:

Gypl = az I. pontban elismert, Ksz_1 szorzószámmal korrigált szakmai munkatárs létszámon belül elismert pedagóguslétszám,

L_2 = szolgáltatói nyilvántartásban szereplő férőhelyszám,

Ksz_2 = az alábbi táblázat szerinti szolgáltatás biztosításához kapcsolódó korrekciós szorzószám, intézménytípusonként

Intézménytípus	**Szorzószám** (Ksz_2)
nevelőszülői hálózat	0,09
gyermekotthoni, lakásotthoni ellátás	0,58
különleges gyermekotthoni, lakásotthoni ellátás	0,75
speciális gyermekotthoni, lakásotthoni ellátás	1,42
utógondozó otthon	0,68

b) A gyermekvédelmi szakellátási intézményekben pedagógus-munkakörben foglalkoztatottak átlagbére kiegészítő támogatásának számítása

T = Gypl * 1 939 490

B) GYERMEKVÉDELMI SZAKELLÁTÁSI INTÉZMÉNYBEN PEDAGÓGUS-MUNKAKÖRBEN FOGLALKOZTATOTTAK MINŐSÍTÉSÉVEL ÖSSZEFÜGGŐ KIEGÉSZÍTŐ TÁMOGATÁS

A központi költségvetés a minősítő vizsga és a minősítési eljárás keretében elnyert minősítés alapján az Nkt. 64. § (4) bekezdés c)–e) pontjai szerinti fokozatba besorolt, 2017. január 1-jén pedagógus-munkakörben foglalkoztatott munkatársaknak az elnyert minősítéssel járó bérnövekményéhez és az ahhoz kapcsolódó szociális hozzájárulási adójához támogatást nyújt, amelynek elismert összege

a) Pedagógus I. fokozatból Pedagógus II. fokozatba lépés és

aa) középfokú vagy alapfokozatú végzettség esetén 396 000 forint/fő/év,
ab) mesterfokozatú végzettség esetén 435 000 forint/fő/év,

b) Mesterpedagógus vagy Kutatótanár fokozatba lépés és

ba) középfokú vagy alapfokozatú végzettség esetén 1 448 000 forint/fő/év,
bb) mesterfokozatú végzettség esetén 1 594 000 forint/fő/év.

A teljes összeg illeti meg a fenntartót azon pedagógusok után, akik a minősítést 2016. december 31-éig szerezték meg.

Az összeg 11 havi időarányos része illeti meg 2018. február hónaptól a fenntartót azon pedagógusok után, akik a minősítést 2017. évben szerezték meg.

Kiegészítő szabályok:

1) A pedagógus-munkakörűek nyilvántartott létszáma alatt a gyermekvédelmi szakellátási intézményben pedagógus-munkakörben foglalkoztatottak személyes adatait tartalmazó köznevelés információs rendszere (KIR) személyi nyilvántartása alapján számított éves átlaglétszámot kell érteni. A támogatással kapcsolatos igénylésre, pótigénylésre, lemondásra, folyósításra, elszámolásra, ellenőrzésre és visszafizetésre az egyházi és nem állami fenntartású szociális, gyermekjóléti és gyermekvédelmi szolgáltatók, intézmények és hálózatok állami támogatásáról szóló 489/2013. (XII. 18.) Korm. rendelet 1-26.§-át kell alkalmazni.
2) A támogatást az e melléklet szerinti II. A) pont szerinti támogatásra is jogosult fenntartó veheti igénybe.

III. Kiegészítő szabályok

1. Az e melléklet szerinti támogatások 2019. január 31-ig használhatók fel.
2. Autizmus: a fogyatékos személyek jogairól és esélyegyenlőségük biztosításáról szóló 1998. évi XXVI. törvény 23. § (1) bekezdés d) pontja szerinti fogyatékosság, valamint a magasabb összegű családi pótlékra jogosító betegségekről és fogyatékosságokról szóló 5/2003. (II. 19.) ESzCsM rendelet 1. számú melléklet II. Rész N) pont 1. alpontja szerinti fogyatékosság.
3. A nem állami szociális fenntartó a Kormány rendeletében meghatározott adatszolgáltatási rend szerint szolgáltat adatot.

4. Gondozási napként egy ellátott egy napi intézményi ellátását kell figyelembe venni, amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony egyévi folyamatos távollét esetén megszűnik.
5. Az intézményben a Szoctv. 92/K. § (5) bekezdés b) pontja alapján az ellátottak száma egyetlen napon sem haladhatja meg a szolgáltatói nyilvántartásban meghatározott férőhelyszám 105%-át, éves átlagban pedig a férőhelyszám 100%-át. A Gyvt. 100. § (5) bekezdése alapján az otthont nyújtó ellátás, utógondozói ellátás nevelőszülő, illetve gyermekotthon, utógondozó otthon által történő biztosítása esetén az ellátottak száma éves átlagban nem haladhatja meg a fenntartó által működtetett – a szolgáltatói nyilvántartásban meghatározott – nevelőszülői, illetve gyermekotthoni összférőhelyszám 100%-át. Amennyiben a befogadott férőhelyek száma alacsonyabb a szolgáltatói nyilvántartásban szereplő férőhelyszámnál, e pont rendelkezéseit ahhoz viszonyítottan kell vizsgálni.
6. A támogatás igénybevételének feltétele az ellátottak adatainak – a Szoctv. 20/C. § (1)-(4) bekezdése, illetve a Gyvt. 139. § (2)-(3a) bekezdése szerinti – nyilvántartásba vétele, valamint a jogszabály szerinti időszakos jelentési kötelezettség teljesítése. A támogatás igénybevételére a nem állami szociális fenntartó attól az időponttól jogosult, amikor a nyilvántartásba vettek ellátását az időszakos jelentés szerint ténylegesen megkezdte.
7. A támogatást az a nem állami szociális fenntartó veheti igénybe, amely
   a) az adott szolgáltatás tekintetében a szolgáltatói nyilvántartásba be van jegyezve és
   b) a Szoctv. 58/A. §-a, illetve a Gyvt. 145. §-a alapján az adott szociális, gyermekjóléti szolgáltatóra, intézményre, hálózatra, ellátotti létszámra, férőhelyszámra befogadást nyertek, vagy a támogatásra befogadás nélkül is jogosultak.
8. A 16-35 év közötti drog- és szenvedélybeteg személyeket ellátó intézmények (szenvedélybetegek otthona, rehabilitációs intézménye, rehabilitációs lakóotthona) esetében a támogatás az OEP-finanszírozással együtt is igénybe vehető.
9. A gyermekvédelmi szakellátáshoz kapcsolódó támogatás igénybevételére a következő sajátos szabályok vonatkoznak:
   a) ha a gyermekvédelmi szakellátásban részesülő, és a Gyvt. 45.§ (6) bekezdése alapján az utógondozói ellátásban részesülő szülő kérelmére átmeneti gondozásban részesülő gyermek bölcsődei vagy családi napközi ellátásban vagy gyermek, fiatal felnőtt köznevelési szolgáltatásban részesül, a bölcsődei vagy családi napközi ellátást vagy a köznevelési szolgáltatást biztosító intézmény országos nemzetiségi önkormányzat, egyházi jogi személy vagy nem állami felsőoktatási intézmény fenntartója a feladathoz kapcsolódóan a 40. § (1) bekezdés a)-b) és e) pontja szerinti támogatás, egyéb fenntartója a 40. § (1) bekezdés a) pontja szerinti támogatásra jogosult,
   b) ha a bentlakásos intézmény köznevelési feladatot is ellát, a fenntartó az intézményen belül oktatott tanulók létszáma alapján az ellátott feladathoz kapcsolódóan az országos nemzetiségi önkormányzat, egyházi jogi személy vagy nem állami felsőoktatási intézmény fenntartója a 40. § (1) bekezdés a)-b) és e) pontja szerinti támogatás, egyéb fenntartója a 40. § (1) bekezdés a) pontja szerinti támogatásra jogosult.
10. Ha az ellátott ugyanazon a napon több engedélyestől is ugyanabban – az e melléklet szerint támogatott és a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139.

§ (3) bekezdésének hatálya alá nem tartozó (e melléklet alkalmazása során a továbbiakban: adatszolgáltatási kötelezettséggel járó és támogatott) – szociális, gyermekjóléti vagy gyermekvédelmi szolgáltatásban részesül, a támogatás szempontjából az adott napon ellátottként csak annál az engedélyesnél vehető figyelembe, amelyik az ellátottról előbb teljesítette a 6. pont szerinti időszakos jelentést.

11. Ugyanarra a napra ugyanazon ellátott a támogatás szempontjából nem vehető figyelembe több, adatszolgáltatási kötelezettséggel járó és támogatott szociális szakosított ellátás és gyermekvédelmi szakellátás esetén.
12. A 2. melléklet III. pont 3. alpont *c)-m)* pontjában, III. pont 5. alpont *a)* pontjában és III. pont 7. alpont *a)* pont szerinti támogatást a nem állami szociális fenntartók az általuk fenntartott intézményben foglalkoztatott munkatársak béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adójához, és az intézmény működésével összefüggő egyéb kiadásaikhoz használhatják fel. Ezen támogatások – a 2. melléklet Kiegészítő szabályok 1. pontjától eltérően – 2019. január 31-éig használhatóak fel.

IV. Szociális ágazati összevont pótlék

A központi költségvetés támogatást biztosít a Kjtvhr. szerinti, 2018. január-december hónapokban kifizetendő szociális ágazati összevont pótlékhoz és annak közterheihez, ha a fenntartó

a) a 41. § (1) bekezdés a)-c) pontja és a 41. § (7) bekezdés szerint támogatásban részesül, vagy
b) a támogató szolgáltatás és a közösségi ellátások finanszírozásának rendjéről szóló kormányrendelet alapján támogatásban részesül és érvényes támogatási szerződéssel rendelkezik arra az időszakra, amelyre támogatást igényel, vagy
c) család- és gyermekjóléti szolgáltatás ellátására valamely települési önkormányzattal 2018. évre érvényes – a Szoctv. 120-122. §-a, illetve a Gyvt. 97. §-a szerinti – ellátási szerződéssel rendelkezik, az érvényességének időtartama alatt.

A 2. melléklet, Kiegészítő szabályok 2. pont c) alpontja szerinti, települési önkormányzattól történő feladat-, illetve intézményátvétel esetén a fenntartó a tényleges átadás-átvétel időpontjától jogosult a támogatásra, amennyiben az egyéb jogszabályi feltételeknek megfelel.

A támogatás éves összegének meghatározása

T= Plsz * Kjtvhr. szerinti pótlék összege *12*(1+ a szociális hozzájárulási adó mértéke), de legfeljebb a kifizetett szociális ágazati összevont pótlék és annak a szociális hozzájárulási adója, ahol

Plsz= a szociális ágazati összevont pótlékra jogosult foglalkoztatottak száma, amely a támogatás igénylésekor a szociális ágazati összevont pótlékra jogosult foglalkoztatottak éves becsült átlaglétszáma közalkalmazotti jogviszonyban töltött idő és fizetési osztály figyelembevételével; a támogatás elszámolásakor a foglalkoztatottak éves tényleges átlaglétszáma közalkalmazotti jogviszonyban töltött idő és fizetési osztály figyelembevételével.

A szociális ágazati összevont pótlék igénylésére, pótigénylésére, lemondására, folyósítására, elszámolására, ellenőrzésére és visszafizetésére az egyházi és nem állami fenntartású szociális, gyermekjóléti és gyermekvédelmi szolgáltatók, intézmények és hálózatok állami támogatásáról szóló 489/2013. (XII. 18.) Korm. rendelet 1-26.§-át kell alkalmazni.

Kiegészítő rendelkezések:

1. A nem állami szociális fenntartó a támogatásra akkor jogosult, ha a Kjtvhr. szerinti szociális ágazati összevont pótlék teljes összege tényleges bérnövekedésként jelenik meg a foglalkoztatott számára.
2. Nem nyújtható támogatás a szociális ágazati összevont pótléknak a Kjtvhr.-ben meghatározott összegén felül nyújtott összege és annak közterhei kifizetéséhez.
3. A támogatás kizárólag a 2018. évben szociális ágazati összevont pótlékra kifizetett, továbbá annak ténylegesen megfizetett közterheire használható fel. A támogatás terhére más jogcímen kifizetés nem teljesíthető.
4. A támogatásra a fenntartó a szociális ágazatot irányító miniszter által kijelölt diszpécserszolgálatban foglalkoztatottak után is jogosult, amennyiben az a), vagy b) pont valamelyike alapján támogatást vesz igénybe. Az igényléshez mellékelni szükséges a szociális ágazatot irányító miniszter kijelölő nyilatkozatát.

V. A bölcsődei ellátásban részesülő gyermekek ingyenes étkeztetése

A 41. § (1) bekezdésében meghatározott fenntartót kiegészítő támogatás illeti meg az általa étkeztetett, bölcsődei ellátásban részesülő, a Gyvt. 21/B. § (1) bekezdés a) pontja szerint a gyermekétkeztetést ingyenesen igénybe vevő gyermekek után.
A kiegészítő támogatás fajlagos összege 28 400/fő/év.

A kiegészítő támogatás igénylésekor és elszámolásakor a 2. melléklet, Kiegészítő szabályok 5. pont l) alpontjában foglaltakat kell alkalmazni azzal, hogy a bölcsődében, mini bölcsődében 2018. január 1-je és december 31-e között a naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített gondozási napok számát el kell osztani 230-cal.

VI. A szenvedélybetegek részére nyújtott alacsonyküszöbű ellátás, a Biztos Kezdet Gyerekház, az utcai szociális munka, a krízisközpont, a félutas ház és a titkos menedékház fenntartóját megillető költségvetési támogatás

Ha a szenvedélybetegek részére nyújtott alacsonyküszöbű ellátásnak, az utcai szociális munkának, a Biztos Kezdet Gyerekháznak, a krízisközpontnak és a félutas háznak a fenntartója e szolgáltatásokra jogszabály alapján finanszírozási szerződéssel, illetve a titkos menedékház fenntartója támogatási szerződéssel rendelkezik, a támogatás összege teljes évi jogosultság esetén:

a) szenvedélybetegek részére nyújtott alacsonyküszöbű ellátás: 7 500 000 Ft/év/szolgálat,
b) utcai szociális munka: 6 500 000 Ft/év/szolgálat,
c) krízisközpont
  ca) krízisközpont: 6 000 000 Ft/év/szolgálat,
  cb) félutasház: 4 000 000 Ft/év/félutas ház,
d) titkos menedékház: 16 000 000 Ft/év/szolgálat,
e) Biztos Kezdet Gyerekház: 6 245 115 Ft/év/Gyerekház.

9. melléklet a 2017. évi C. törvényhez

A nemzetiségi önkormányzatok támogatásai

I. Települési és területi nemzetiségi önkormányzatok támogatása

A központi költségvetés költségvetési támogatást biztosít a települési és a területi nemzetiségi önkormányzatok (a továbbiakban együtt: helyi nemzetiségi önkormányzat) számára. E melléklet szempontjából települési nemzetiségi önkormányzatnak kell tekinteni az átalakult nemzetiségi önkormányzatot is.

A helyi nemzetiségi önkormányzatok költségvetési támogatása két részből tevődik össze:
- működési támogatásból és
- feladatalapú támogatásból.

1. Működési támogatás

ELŐIRÁNYZAT: 1 882,5 millió forint

Fajlagos összeg: 391 000 Ft/év

Egész éves támogatásra a 2018. január 1-jén a törzskönyvi nyilvántartásba bejegyzett helyi nemzetiségi önkormányzat jogosult.

A települési nemzetiségi önkormányzat a fajlagos összeg 200%-ára jogosult, ha a településen a legutolsó népszámlálásnak az adott nemzetiséghez tartozásra vonatkozó kérdéseire adott válaszok alapján az adott nemzetiséghez tartozók száma meghaladja az ötven főt.

A területi nemzetiségi önkormányzat a fajlagos összeg
- 200%-ára jogosult, ha a megyében (fővárosban) az adott nemzetiséghez tartozó, törzskönyvi nyilvántartásba bejegyzett települési (fővárosi kerületi) nemzetiségi önkormányzatok és átalakult nemzetiségi önkormányzatok száma legalább tíz, de legfeljebb húsz,
- 400%-ára jogosult, ha a megyében (fővárosban) az adott nemzetiséghez tartozó, törzskönyvi nyilvántartásba bejegyzett települési (fővárosi kerületi) nemzetiségi önkormányzatok és átalakult nemzetiségi önkormányzatok száma meghaladja a húszat.

2. Feladatalapú támogatás

ELŐIRÁNYZAT: 1 747,4 millió forint

A feladatalapú támogatásra az a helyi nemzetiségi önkormányzat jogosult, amely
- a költségvetési évet megelőző évben megtartott legalább négy képviselő-testületi ülésre vonatkozó jegyzőkönyvét, és
- ha a nemzetiségek jogairól szóló 2011. évi CLXXIX. törvény (a továbbiakban: Njtv.) 97. §-a szerinti közmeghallgatás megtartására nem az előző pont szerint igazolt képviselő-testületi ülés egyikén került sor, akkor a közmeghallgatásról készült jegyzőkönyvet

a fővárosi és megyei kormányhivatal részére 2018. január 15-éig benyújtja. E benyújtási határidő elmulasztása jogvesztő. A fővárosi és megyei kormányhivatal e dokumentumokat 2018. január 20-áig elektronikus úton küldi meg a nemzetiségpolitikáért felelős miniszter (a továbbiakban: miniszter) részére.

A jegyzőkönyvek alapján a miniszter a helyi nemzetiségi önkormányzatok főbb nemzetiségi feladatokkal kapcsolatos döntéseit – az alábbi táblázat feltételeit figyelembe véve – értékeli, és megállapítja a helyi nemzetiségi önkormányzatok támogatását megalapozó feladatmutató pontszámot.

Nemzetiségi feladat megnevezése	Lehetséges pontérték (döntésenként)	A feladatra megállapítható maximális pontszám
1. A nemzetiségi érdekképviselettel összefüggő feladatok: - a nemzetiségi önkormányzat működési területén a nemzetiségi közösséget megillető jogosultságok érvényesítése, - a társadalmi különbségek felszámolása, a társadalmi felzárkózás érdekében folytatott tevékenység, - az anyanyelv használatával kapcsolatos feladatok, - a nemzetiségi önkormányzat működési területén ellátási kötelezettséggel rendelkező intézmények tevékenységével kapcsolatos feladatok, - a nemzetiségi közösség sajátos kulturális önazonosságának megerősítése, - a nemzetiségi közösség neveléshez, oktatáshoz, médiaszolgáltatáshoz fűződő jogainak érvényesítése.	0-5	30
2. A nemzetiségek kulturális autonómiájával összefüggő feladatok: - kulturális, közművelődési, nevelési, oktatási feladatok, - hagyományápolással, közgyűjteményekkel, média-ügyekkel összefüggő intézményalapítói, intézményfenntartói, szervezési feladatok, - a nemzetiségi önkormányzat működési területén a nemzetiségi közösség nevelésének, oktatási feltételeinek bővítését, anyanyelvének fejlesztését szolgáló tevékenység, - a nemzetiségi közösségnek az adott településhez kötődő történelmi múltjával, kulturális örökségének ápolásával kapcsolatos feladatok, - saját alapítású vagy fenntartású (esetleg társfenntartásban működő) közművelődési intézménnyel, közgyűjteménnyel, médiával kapcsolatos feladatok, - más fenntartó által működtetett nemzetiségi közművelődési intézménnyel, közgyűjteménnyel, médiával való együttműködés, - anyaországi kapcsolattartás, - a nemzetiség által használt nyelven a nemzetiségi önkormányzat működési területén megvalósuló kulturális jellegű programok szervezése.	0-5	50
3. A nemzetiségi léttel összefüggő egyéb feladatok:	0-5	20

- nemzetiségi civil szervezetekkel való együttműködés, - helyi anyanyelvű hitéleti tevékenység támogatása, - társadalmi felzárkózással, közfoglalkoztatással kapcsolatosan más szervekkel való együttműködés.	
Elérhető pontszám összesen:	**100**

Az előirányzatot a települési nemzetiségi és területi nemzetiségi önkormányzatok között – az önkormányzatok száma alapján – oly módon kell megosztani, hogy a területi nemzetiségi önkormányzatok számát kétszeresen kell figyelembe venni. A támogatás fajlagos összegét a megállapított keretösszeg és az érintett nemzetiségi önkormányzatok részére meghatározott összes pontszám hányadosaként kell a települési nemzetiségi önkormányzatok és a területi nemzetiségi önkormányzatok esetében külön-külön meghatározni.

A feladatalapú támogatás a megállapított feladatmutató pontszámot és a meghatározott fajlagos támogatási összeg szorzata.

II. Országos nemzetiségi önkormányzatok, az általuk fenntartott intézmények és a nemzetiségi média támogatása

1. Országos nemzetiségi önkormányzatok és média támogatása

ELŐIRÁNYZAT: 1 776,1 millió forint

Nemzetiségek tekintetében az előirányzat megosztása a következő:

millió forint

1	Bolgár Országos Önkormányzat és Média	70,2
2	Magyarországi Görögök Országos Önkormányzata és Média	70,9
3	Országos Horvát Önkormányzat és Média	181,6
4	Magyarországi Németek Országos Önkormányzata és Média	294,0
5	Magyarországi Románok Országos Önkormányzata és Média	137,5
6	Országos Roma Önkormányzat és Média	361,2
7	Országos Lengyel Önkormányzat és Média	84,5
8	Országos Örmény Önkormányzat és Média	57,7
9	Országos Szlovák Önkormányzat és Média	166,0
10	Országos Szlovén Önkormányzat és Média	88,0
11	Szerb Országos Önkormányzat és Média	119,8
12	Országos Ruszin Önkormányzat és Média	67,3
13	Ukrán Országos Önkormányzat és Média	77,4

A támogatás az – Njtv. alapján létrehozott – országos nemzetiségi önkormányzatot a működésével összefüggő kiadásokhoz és a nemzetiségi média feladatainak ellátásához kapcsolódóan illeti meg.

2. *Országos nemzetiségi önkormányzatok által fenntartott intézmények támogatása*

ELŐIRÁNYZAT: 1 220,2 millió forint

Nemzetiségek tekintetében az előirányzat megosztása a következő:

millió forint

1	Bolgár Országos Önkormányzat által fenntartott intézmények	72,8
2	Magyarországi Görögök Országos Önkormányzata által fenntartott intézmények	35,5
3	Országos Horvát Önkormányzat által fenntartott intézmények	145,9
4	Magyarországi Németek Országos Önkormányzata által fenntartott intézmények	238,7
5	Magyarországi Románok Országos Önkormányzata által fenntartott intézmények	48,0
6	Országos Roma Önkormányzat által fenntartott intézmények	165,9
7	Országos Lengyel Önkormányzat által fenntartott intézmények	53,0
8	Országos Örmény Önkormányzat által fenntartott intézmények	33,4
9	Országos Szlovák Önkormányzat által fenntartott intézmények	197,9
10	Országos Szlovén Önkormányzat által fenntartott intézmények	58,4
11	Szerb Országos Önkormányzat által fenntartott intézmények	114,0
12	Országos Ruszin Önkormányzat által fenntartott intézmények	35,3
13	Ukrán Országos Önkormányzat által fenntartott intézmények	21,4

A támogatás az országos nemzetiségi önkormányzatot az Njtv. 117-122. §-okban foglalt közfeladatai ellátása érdekében létrehozott nemzetiségi önkormányzati intézmények fenntartásához kapcsolódóan illeti meg.

Kiegészítő szabályok:

1. Általános szabályok

a) Ha a helyi nemzetiségi önkormányzat megszűnik, a megszűnését követő hónap első napjától nem illeti meg az I.1. pont szerinti működési támogatás időarányos része és az I.2. pont szerinti feladatalapú támogatásnak a megszűnés időpontját megelőzően kötelezettségvállalással nem terhelt része.

b) A Magyar Államkincstár (továbbiakban: Kincstár) a minisztert 2018. január 10-éig tájékoztatja a törzskönyvi nyilvántartásba bejegyzett helyi nemzetiségi önkormányzatokról.

c) A miniszter a helyi nemzetiségi önkormányzatokat az I.1. pont szerint megillető támogatás összegét 2018. január 20-áig a honlapján közzéteszi.

d) A miniszter az I.2. pont szerinti támogatást megalapozó feladatmutató pontszámokat és a képviselő-testületi ülések dátumát a honlapján március 1. és március 16. között közzéteszi. A helyi nemzetiségi önkormányzat a közzétételtől számított 15 napon belül észrevételt tehet. Az észrevételt a miniszter részére elektronikus úton vagy papíralapon kell benyújtani. Az észrevétel beérkezésére nyitva álló határidő jogvesztő. Az észrevételhez csatolni kell az

észrevétel tárgyát alátámasztó dokumentumokat, bizonyításra alkalmas igazolásokat, így különösen a képviselő-testületi jegyzőkönyvek megküldési időpontjának igazolását, illetve a hiányzó képviselő-testületi jegyzőkönyveket. Az észrevételt a miniszter megvizsgálja és a megalapozott észrevételeknek megfelelően dönt a támogatást megalapozó végleges feladatmutató pontszámokról. A miniszter az I.2. pont szerinti támogatást, a támogatást megalapozó feladatmutató pontszámokat és a támogatás fajlagos összegét 2018. április 15-éig a honlapján közzéteszi.

e) E melléklet szerinti támogatások tekintetében a Kincstár által benyújtható beszedési megbízások teljesítése céljából a helyi és az országos nemzetiségi önkormányzat köteles a beszedési megbízás benyújtására történő felhatalmazást a számlavezetője részére megadni. Ennek elmulasztása esetén a miniszter a helyi és az országos nemzetiségi önkormányzatot e melléklet szerint megillető támogatási összeg folyósítását a kötelezettség teljesítéséig felfüggeszti. A jogosulatlanul igénybe vett támogatás esetén, a miniszter erről szóló értesítése alapján, a fizetési számlákat beszedési megbízás alapján a Kincstár megterheli.

f) A II. pont szerinti támogatások esetében az országos nemzetiségi önkormányzat a közgyűlés által elfogadott, tárgyévre vonatkozó költségvetését annak elfogadását követő tizenöt naptári napon belül megküldi a miniszter részére.

g) E melléklet szerint

ga) nemzetiségi önkormányzati intézmény: az országos nemzetiségi önkormányzat által költségvetési szervként vagy nonprofit gazdasági társaságként alapított, vagy más szervezettől átvett, vagy más szervezettel közösen működtetett, nyilvántartásba vett szervezet;

gb) nemzetiségi média: az a nemzetiségi időszaki lap, amelyet az országos nemzetiségi önkormányzat alapított vagy – nem országos nemzetiségi önkormányzati alapító esetében – amelynek alapítójával és kiadójával az országos nemzetiségi önkormányzat a lap működésének támogatására megállapodást kötött, továbbá az az elektronikus médium, amelyet az országos nemzetiségi önkormányzat alapított, vagy – nem országos nemzetiségi önkormányzati alapító esetében – amelynek alapítójával és működtetőjével az országos nemzetiségi önkormányzat a médium működésének támogatására megállapodást kötött.

2. A támogatás folyósítására vonatkozó szabályok

a) A miniszter az I.1. pont szerinti támogatást az éves támogatásra jogosult helyi nemzetiségi önkormányzat részére két egyenlő részletben, január 30-áig és június 30-áig folyósítja a Kincstár útján.

b) A miniszter az I.2. pont szerinti támogatást két egyenlő részletben, április 30-áig és augusztus 15-éig folyósítja a Kincstár útján.

c) A miniszter a II. pont szerinti támogatást negyedévenként egyenlő részletekben, a költségvetési év első negyedéve tekintetében január 31-éig, ezt követően minden negyedév első hónapjának 15. napjáig folyósítja a Kincstár útján.

3. A támogatásokra vonatkozó felhasználási szabályok

a) Az I.1. pont szerinti támogatás 2018. december 31-éig, az I.2. pont szerinti támogatás 2019. december 31-éig használható fel.

b) Az I.1. pont szerinti támogatás kizárólag a nemzetiségi önkormányzatok tevékenységével közvetlenül összefüggő – az Njtv. 80. §-a és 159. § (3) bekezdése szerint a helyi önkormányzat által biztosított feltételeket meghaladó további – működésre és az I.2. pont szerinti nemzetiségi feladatokra fordítható. A támogatás szempontjából kizárólag az

„Országos és helyi nemzetiségi önkormányzatok igazgatási tevékenysége”, a *„Nemzetiségi közfeladatok ellátása és támogatása”*, *„Nemzetiségi médiatartalom-szolgáltatás és támogatása”*, *„Közművelődés – közösségi és társadalmi részvétel fejlesztése”*, *„Közművelődés – hagyományos közösségi kulturális értékek gondozása”* és az oktatással összefüggő kormányzati funkción elszámolt kiadások vehetők figyelembe.

c) Az I.2. pont szerinti támogatás szempontjából kizárólag a *„Nemzetiségi közfeladatok ellátása és támogatása”*, *„Nemzetiségi médiatartalom-szolgáltatás és támogatása”*, *„Közművelődés – közösségi és társadalmi részvétel fejlesztése”*, *„Közművelődés – hagyományos közösségi kulturális értékek gondozása”* és az oktatással összefüggő kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

d) A helyi nemzetiségi önkormányzat az I.2. pont szerinti támogatásról, annak felhasználását követő 45 napon belül, de legkésőbb 2020. március 15-éig szakmai és pénzügyi beszámolót nyújt be a miniszter számára, melynek elfogadásáról a miniszter a honlapján történő közzététellel értesíti a helyi nemzetiségi önkormányzatot.

e) Az I. pont szerinti támogatásokról a miniszter támogatói okiratot ad ki. A támogatói okirat közlése a támogató honlapján történő közzététellel valósul meg.

f) Az országos nemzetiségi önkormányzat és intézményei, valamint a nemzetiségi média a II. pont szerinti támogatásokat a miniszter által támogatói okiratban meghatározottak szerint a működéséhez és az Njtv. 117-122. §-okban foglalt közfeladatai ellátásához, valamint a közfeladat-ellátás fejlesztésére használhatja fel a támogatói okiratban rögzített határidőig. A támogatói okirat közlése a támogató honlapján történő közzététellel valósul meg.

g) Az I. és II. pont szerinti támogatások esetében a pénzügyi beszámolóhoz csatolni szükséges a támogatás felhasználását igazoló számlák és bizonylatok teljes köréről szóló összesítőt.

h) A II. pont szerinti támogatás esetében a miniszter 2019. május 31-ig a honlapján közzétett ellenőrzési terv szerint az országos nemzetiségi önkormányzat hivatalában lefolytatott helyszíni ellenőrzés keretében vizsgálja a támogatás jogszerű elszámolását és felhasználását.

i) A II. pont szerinti támogatások esetén az országos nemzetiségi önkormányzat, az általa fenntartott vagy közvetlenül támogatott nemzetiségi önkormányzati intézmény, az időszaki lap kiadója és az elektronikus médium működtetője a támogatás felhasználásáról elkülönített számviteli nyilvántartást vezet az elfogadott éves intézményi költségvetésnek megfelelően.

j) A II. pont szerinti támogatások esetén az országos nemzetiségi önkormányzat a zárszámadása elfogadását követően tizenöt napon belül a zárszámadásról szóló közgyűlési előterjesztést és határozatot, valamint részletes szakmai és pénzügyi beszámolót nyújt be a miniszter számára. A beszámoló tartalmazza a támogatás felhasználásáról szóló szöveges összefoglalót nemzetiségi intézményenként a következő rovatok szerinti bontásban:

- foglalkoztatottak személyi juttatásai,
- külső személyi juttatások,
- munkaadókat terhelő járulékok és szociális hozzájárulási adó,
- dologi kiadások,
- egyéb működési célú kiadások,
- beruházások,
- felújítások,
- egyéb felhalmozási célú kiadások.

Az országos nemzetiségi önkormányzat a beszámoló benyújtásával egyidejűleg nyilatkozik arról, hogy a beszámoló teljes körű, a valóságnak megfelel és az abban feltüntetett adatokat alátámasztó dokumentumok az országos nemzetiségi önkormányzat rendelkezésére állnak.